As filed with the Securities and Exchange Commission on July 9, 2018.
Registration No. 333-225791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
AMENDMENT No. 1 TO
FORM S-1
REGISTRATION STATEMENT
Under The Securities Act of 1933
___________________
Establishment Labs Holdings Inc.
(Exact name of Registrant as specified in its charter)
___________________

British Virgin Islands	3842	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	Building B15 and 25 Coyol Free Zone Alajuela Costa Rica +506 2434 2400
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
___________________
Renee Gaeta
Motiva USA LLC
16192 Coastal Highway
Lewes, DE 19958
+506 2434 2400

(Name, address, including zip code, and telephone number, including area code, of agent for service)
___________________
Copies to:

J. Casey McGlynn Elton Satusky Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Audrey M. Robertson Conyers Dill & Pearman Commerce House, Wickhams Cay 1 Road Town, Tortola VG1110 British Virgin Islands (284) 852 1000	Mark B. Weeks Frank F. Rahmani John T. McKenna Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000
___________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non‑accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b‑2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging Growth Company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

___________________

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Shares, no par value	3,593,750	$17.00	$61,093,750	$7,606.18

(1)	Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes 468,750 shares that the underwriters have the option to purchase.

(2)	Estimated solely for purposes of calculating the registration fee.

(3)	The registrant previously paid $7,158.75 in connection with the initial filing of this Registration Statement on June 21, 2018.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 9, 2018

PRELIMINARY PROSPECTUS

3,125,000 Shares

Common Shares

We are offering 3,125,000 common shares. This is our initial public offering, and no public market currently exists for our common shares. We expect the initial public offering price to be between $15.00 and $17.00 per common share. We have applied to list our common shares on The Nasdaq Capital Market under the trading symbol “ESTA.”
We are an “emerging growth company” as defined under the federal securities laws. Investing in our common shares involves risks. See the section titled “Risk Factors” beginning on page 14.
Neither the Securities and Exchange Commission in the United States nor any other regulatory body has approved or disapproved of these common shares or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1) Please see the section titled “Underwriting” for additional information regarding underwriter compensation.

Delivery of the common shares in this offering is expected to be made on or about                       , 2018. We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an additional 468,750 common shares. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $              and the total proceeds to us, before expenses, will be $              .

Joint Book-Running Managers

Jefferies	Cowen

Lead Manager
BTIG

Prospectus dated                          , 2018.

We and the underwriters have not authorized any person to provide you with information different from that contained in this prospectus or any related free writing prospectus that we authorize to be distributed to you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the securities offered hereby.
No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

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CONVENTIONS THAT APPLY TO THIS PROSPECTUS
Except where the context requires otherwise and for purposes of this prospectus only:

▪	“GAAP” refers to the Generally Accepted Accounting Principles in the United States.

▪	“Establishment Labs,” “we,” “us,” “our” or “company” refer to Establishment Labs Holdings Inc. and its subsidiaries.

▪	“FDA” refers to the United States Food and Drug Administration.

▪	“U.S.” or “United States” refers to the United States of America.

▪	“EU” refers to the European Union.

▪	“$”, “U.S. dollars” or “USD” refers to the legal currency of the United States.
The financial statements of our foreign subsidiaries whose functional currencies are the local currencies are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the applicable balance sheet date, shareholders’ equity at the historical rates of exchange, and income and expense amounts at the average exchange rate for the month. Translation adjustments resulting from the translation of the subsidiaries’ accounts are included in “Accumulated other comprehensive income.” Transactions denominated in currencies other than the applicable functional currency are converted to the functional currency at the exchange rate on the transaction date. At period end, monetary assets and liabilities are remeasured to the functional currency using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses resulting from foreign currency transactions are included within “Other income (expense), net.” See Note 2 in the notes to our consolidated financial statements included elsewhere in this prospectus for more information.
We own or have rights to trademarks and trade names that we use in connection with the operation of our business, including Establishment Labs and our logo as well as other brands such as Motiva Implants, SilkSurface/SmoothSilk, VelvetSurface, ProgressiveGel, TrueMonobloc, BluSeal, Divina, Ergonomix and MotivaImagine, among others. Other trademarks and trade names appearing in this prospectus are the property of their respective owners. Solely for your convenience, some of the trademarks and trade names referred to in this prospectus are listed without the ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks and trade names.

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PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including the sections titled “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and our consolidated financial statements and related notes before deciding whether to purchase our common shares.
Business Overview
We are a medical technology company focused on improving patient safety and aesthetic outcomes, initially in the breast aesthetics and reconstruction market. Our line of silicone gel-filled breast implants, branded as Motiva Implants, is the centerpiece of our MotivaImagine medical technology platform. Post-market surveillance data, which was not generated in connection with an FDA PMA approval study and was self-collected rather than collected at mandatory follow-ups, and published third-party data indicates that Motiva Implants show low rates of adverse events (including rupture, capsular contracture, and safety related reoperations) that we believe compare favorably with those of our competitors. We believe the proprietary technologies that differentiate our Motiva Implants enable improved safety and aesthetic outcomes and have helped drive our revenue growth. Our MotivaImagine platform enables surgical techniques that we promote as Motiva branded surgeries. We have developed other complementary products and services on our MotivaImagine platform, which are aimed at further enhancing patient outcomes.
To date, most of our revenues have been generated from sales of our Motiva Implants. We began selling Motiva Implants outside the United States in October 2010; since then, we have introduced four generations of Motiva Implants, and Motiva Implants are now sold in over 60 countries, including nine of the top ten countries for breast augmentations in 2016 according to the International Society of Aesthetic Plastic Surgery, or ISAPS. We currently sell our products either via exclusive distributors or, in certain countries, our direct sales force. We received approval of an investigational device exemption, or IDE, from the FDA in March 2018 to initiate our Motiva Implant clinical trial in the United States. The first patient in the study was enrolled in April 2018, and we anticipate completing enrollment in early 2019. We plan to enroll 750 patients in the study across 25 sites in the United States, Canada, Germany and Sweden. The results of the study are expected to support a pre-market approval, or PMA, submission to the FDA.
We have assembled a broad portfolio of intellectual property related to our medical device and aesthetics products. We believe this intellectual property, combined with proprietary manufacturing processes and the regulatory approvals we have successfully obtained outside of the United States , provides us with a strong market position. As of July 4, 2018, we own or have rights to three issued and nine pending patents in the United States related to various aspects of our Motiva implants (such as implant barrier layers, surface texture technology, minimally invasive implant delivery systems, and our QInside Safety Technology radio frequency identification devices). In addition, we have eleven pending foreign applications and five pending PCT applications. We intend to continue to expand our intellectual property portfolio and, combined with our Motiva Implants’ favorable safety profile, obtain FDA approval and drive Motiva’s adoption in the United States, which represents the largest breast augmentation market.
Our revenue for 2015, 2016 and 2017 was $9.6 million, $19.8 million and $34.7 million, respectively, an increase of $10.2 million, or 106%, in 2016 compared to 2015, and an increase of $14.9 million, or 75%, in 2017 compared to 2016. Net losses increased from $1.6 million in 2015 to $22.2 million in 2016, and further increased to $34.9 million in 2017, an increase of 57% compared to 2016. As of December 31, 2017, we had an accumulated deficit of $67.9 million.
Our revenue for the three months ended March 31, 2017 and 2018 was $6.9 million and $14.8 million, respectively, an increase of $7.9 million, or 114%. Net losses increased from $5.0 million for the three months ended March 31, 2017 to $6.5 million for the three months ended March 31, 2018. As of March 31, 2018, we had an accumulated deficit of $74.4 million.

Our Market Opportunity
Breast augmentation surgery remains the leading aesthetic surgical procedure by number of procedures globally. Approximately 1.65 million breast augmentations were performed worldwide in 2016, according to ISAPS. In addition, according to MarketsandMarkets’ Medical Aesthetics Market - Forecast to 2021 report of November 2016, the global breast implant market was estimated at approximately $1.15 billion in 2016 and is expected to grow at a compound annual growth rate of approximately 8.5% through 2021. The following table lists the top markets by country for total breast augmentations in 2016 according to ISAPS.

Total Breast Augmentation Procedures
Rank *	Country	Procedures	% of World-Wide Total
1	United States	331,122	20.1%
2	Brazil	217,085	13.2%
3	Russia	84,235	5.1%
4	Mexico	62,206	3.8%
5	Italy	54,128	3.3%
6	Germany	52,209	3.2%
7	France	47,510	2.9%
8	Spain	46,493	2.8%
9	Colombia	44,080	2.7%
10	Turkey	38,484	2.3%
* Rankings are based solely on those countries from which a sufficient survey response was received and data were considered to be representative.
Traditional Breast Implants and Their Limitations
Despite the global demand for breast augmentation procedures, there has been relatively little innovation since the 1990s. In 1992, due to emerging safety concerns, the FDA placed a moratorium on sales of silicone breast implants in the United States that was lifted in 2006. This, combined with the ongoing FDA requirement for a PMA on all new breast implants, has discouraged breast implant innovation over the past 30 years. Current products have relatively high adverse event rates, and we believe many do not mimic natural breast tissue. The table below contains selected adverse event information from published data from the PMA clinical trials conducted by the only three companies currently approved to market silicone breast implants in the United States.

	Sientra 5-Year	Allergan 6-Year	Mentor 6-Year
Number of Patients	N=1,788 Patients	N=455 Patients(1)	N=1,008 Patients
Ruptures(2)	1.8%	5.5%	3.7%
Capsular Contracture	9.0%	14.8%	13.4%
Reoperations	23.8%	28.0%	26.1%

Each of these prospective studies was conducted at multiple sites in the United States and submitted by each of these companies as their core study supporting approval, as that term is defined in the FDA Guidance on Breast Implants. Sientra, Inc., Mentor Worldwide LLC (a division of Johnson & Johnson), and Allergan plc studies commenced in 2002, 2000, and 1998, respectively, and the results described above were released in 2012, 2009, and 2007, respectively. Five-year and six-year data was chosen to increase comparability to our six-year data.

Kaplan-Meier risk rates were the primary method of analysis for the above data.
(1) Adverse events in the study were derived from the primary augmentation cohort. The overall patient population in the study was 715 patients.
(2)  The total for Sientra is based on the total patient population in the study, and the totals for Allergan and Mentor are based on a substudy cohort of patients who underwent an MRI, which is lower than the overall number of patients participating in the study.

S ubsequent to each of their PMAs in the United States, our competitors have released results from their individual 10-year prospective clinical trials.  The table below contains published data from these clinical trials relating to primary augmentations, which is the first time a patient receives an aesthetic breast implant operation.
Results from Primary Augmentations

	Sientra 10-Year	Allergan 10-Year	Mentor 10-Year
Number of Patients	N=1,116 Patients	N=455 Patients	N=552 Patients
Ruptures(1)	8.5%	9.3%	24.2%
Capsular Contracture	12.9%	18.9%	12.1%
Reoperations	24%	36.1%	25.5%

Kaplan-Meier risk rates were the primary method of analysis for the above data. This table represents the final data from the primary cohort of the same study referenced in the above five- and six-year PMA studies conducted by our competitors. This 10-year data for Sientra, Allergan and Mentor were released in 2018, 2018, and 2015, respectively.

(1) The rupture rates represent the MRI cohort only for each respective study, which consists of 571 patients for Sientra, 158 patients for Allergan and 202 patients for Mentor.
Our Clinical Data
We believe that the improved appearance, feel and patient safety profile of our Motiva Implants provides a strong competitive advantage that will help us to both capture market share and achieve higher patient conversion rates by addressing the key concerns described by patients who choose not to pursue breast augmentation surgery. We believe Motiva Implants have demonstrated a safety profile that compares favorably with our primary competitors based on the following data.
Our Postmarket Surveillance Data
Our postmarket surveillance data indicate capsular contracture and reoperation for adverse events of less than 0.1%, which was collected from procedures performed outside of the United States between October 2010 and March 2018. In contrast to the above competitor data, our data is self-reported rather than collected at mandatory follow-ups and was generated solely for our postmarket surveillance instead of in connection with an FDA PMA approval study.

Motiva Implants
Number of Implants	N=446,773 Implants(1)
Rupture	< 0.1%
Capsular Contracture	< 0.1%
Reoperation for Adverse Events	< 0.1%
Reoperation (All Causes)	N/A(2)

(1) Data is internally tracked on an individual implant basis rather than by patient.
(2) Complaint database does not capture reoperations for reasons not related to safety.

Third-Party Retrospective Data
An independent study by Sforza et al., published in the peer-reviewed Aesthetic Surgery Journal in 2017, conducted at a single center, the Hospital Group Ltd.’s Dolan Park Clinic, or Dolan Park, in Bromsgrove, England, between April 2013 and April 2016, reported 5,813 consecutive cases of breast augmentation with Motiva Implants. This independent study was commissioned by Dolan Park’s medical director, Dr. Sforza, who is also a member of our medical advisory board and receives compensation from us in such capacity. The study, conducted by a group of 16 plastic surgeons at Dolan Park, reported overall rates of complication and reoperation of 0.76% over an interval of three years. We have also entered into a long-term supply agreement for our products with Dolan Park. There were no serious adverse events and no cases of implant rupture for device failure, capsular contracture (Baker III/IV) in primary cases, double capsules, or late seromas. The authors presented consistent real-world data and believe that their free, three year aftercare system is a strong method for patient retention and follow-up by eliminating any financial limitations for patients to return for follow-up consultations if any issues occur. Anecdotally, the same group of surgeons utilizing the same aftercare system for the last seven years reported substantially different results utilizing other types of silicone breast implants (i.e, non-Motiva Implants). The overall revision rate for this group from 2010 to 2013 utilizing a different, macro-textured, FDA approved implant (N > 10,000) was 8.43%, which is more than 10 times higher than the rate for Motiva Implants reported in this analysis.
(1)  Name of FDA approved competitors have not been published.
Our Prospective Data
We are also conducting a 10-year prospective trial in 233 patients in Costa Rica to assess the safety profile and patient satisfaction of Motiva Implants. Interim results from the current study include six-year data for 35 patients and three-year data for 79 patients, and to date there have been no reported implant ruptures, capsular contractures or adverse event-related reoperations in these patient cohorts.
We have started a U.S. trial directed at FDA approval with similar endpoints to this prospective trial with patient populations similar to those of our competitors. The first patient in the study was enrolled in April 2018, and we anticipate completing enrollment in early 2019.

Our Products and Technologies
The key characteristics of our primary products are described in the table below:

Product	Motiva Implants	Divina	Puregraft

Description	Soft silicone-gel filled breast implants with improved appearance, feel and safety	3D simulation device and proprietary tissue modeling software	Autologous graft of healthy, viable adipose (fat) cells for filling and contouring
Product Catalog	Available in more than 1,000 product variations, including four projection heights	For use with breast surgeries	Available in three graft volumes: 50cc, 250cc, and 850cc
Key Features
▪
SilkSurface/SmoothSilk shell surface

▪
ProgressiveGel PLUS, ProgressiveGel Ultima, Silicone filling gels

▪
Ergonomix design

▪
TrueMonobloc construction

▪
QInside Safety Technology RFID microtransponder

▪
BluSeal shell barrier layer

▪
Pre-operative 3D planning that enables patients and physicians to visualize post-surgical result and measure pre-existing breast volume to optimize implant selection

▪
May increase clinical consultation efficiency

▪
MotivaHybrid: fat grafting can be used in conjunction with Motiva Implants by measuring pre-existing volume of the breast and calculating the appropriate ratio between silicone implant and fat graft

▪
Purifies adipose tissue through selective filtration technology

▪
Self-contained purification process preserves sterility

▪
Can be used in conjunction with Motiva Implants

▪
We are the exclusive distributor outside of the United States and Canada

Sales Territories	Over 60 countries outside the United States including nine of the top ten markets by country for total breast augmentations in 2016
Motiva Implants
Current generation Motiva Implants utilize our proprietary Ergonomix design, a round and oval-base implant that responds to gravity and movement in ways that more closely mimic natural breast tissue. We believe that our favorable safety profile and patient satisfaction rates are attributable to our differentiating technologies, which include:

▪
SilkSurface/SmoothSilk is a smooth bio-engineered cell-friendly surface characterized by a uniformly high density of hierarchical micro/nano surface features, designed to reduce the body’s inflammatory reactions to our implants, which is intended to lower rates of complications like capsular contracture and seroma.

▪
Silicone gel rheologies consists of highly purified biocompatible gels with specific visco-elastic properties that we believe enables Motiva Implants to respond to the patient’s motion in ways that more closely mimic the appearance, feel and movement of natural breast tissue under the brand names of ProgressiveGel PLUS and ProgressiveGel Ultima.

▪
TrueMonobloc technology, which uses specific silicone chemistry and our proprietary manufacturing processes to allow for all components to be bonded for increased elasticity and ductility compared with silicone implants produced by our competitors.

▪
BluSeal technology, a proprietary colored layer of low-permeability silicone within the implant shell, gives a visual indicator of the layer integrity during the manufacturing process. This technology also helps surgeons confirm whether the barrier layer has defects, or other imperfections, before implantation that might lead to post-implantation shell rupture or gel bleed.

▪
QInside Safety Technology provides a Radio-Frequency Identification Device, or RFID, microtransponder embedded within the gel of the implant that gives surgeons the ability to non-invasively check each implant’s unique identification number with an RFID reader. The microtransponder contains only a unique 15 digit code that identifies the product, and does not contain any patient information. Surgeons can also access implant-related information, such as implant type, size, and other characteristics, either through our Motiva implants website or the MotivaImagine application. Surgeons can only view patient-specific information after the patient or the surgeon creates a secure account and registers the products and applicable patient name. The MotivaImagine application and Motiva implants website also allow the patient to access the implant warranty information.

▪	Our design, which allows all implants to be 100% filled, is intended to reduce the risk of creases in the shell that could create shell weakness and rupture.
Divina 3D Simulation System
We sell our Divina 3D simulation systems to plastic surgeons for use in pre-surgical patient consultations and planning. Divina utilizes a combination of 3D imaging hardware and proprietary Tissue Behavior Simulation, or TBS, software to give physicians and patients the ability to visualize the potential aesthetic results of a procedure and various implant sizes in real time. We believe that the addition of a Divina system to a clinic will facilitate an increase in the number of patients who chose to proceed from a consultation to a surgical procedure.
Puregraft
In September 2016, we became the exclusive distributor of the Puregraft line of products outside the United States and Canada. Puregraft is used to remove blood, lipids and other components from adipose tissue, primarily leaving the viable adipose cells for reinjection into areas of the patient’s body where additional soft tissue volume or contouring is desired. Known as an autologous adipose tissue graft, these procedures are utilized primarily in breast augmentation and reconstruction, facial enhancement, and body contouring. In an independent study by Gerth et al. reported in the peer-reviewed Aesthetic Surgery Journal in 2014 conducted between November 2010 and November 2012, 26 patients that had received autologous adipose tissue grafts for facial contouring processed via Puregraft had significantly higher long-term retention of volume when compared to 33 patients that had received grafts processed using conventional means, with statistical significance being determined by a p-value of 0.03. In another independent study conducted by Sforza et al. at Dolan Park Hospital published in the Aesthetic Surgery Journal in 2016, in the breast augmentation setting, a clinical study of 26 patients, whose implant procedures were subsequently enhanced with Puregraft-enabled grafts between April 2013 and October 2014, resulted in approximately 73% of fat volume being retained by patients at one year, and 96% of patients reported satisfaction with the outcome. The initial term of our distribution agreement with Puregraft ends in September 2019, but we have the ability to renew the agreement at the end of the initial term if we wish to do so and meet certain minimum purchase requirements.
Branded Surgeries
Our suite of products and technologies enables surgical techniques that we intend to develop and promote as “branded surgeries.” Our first such branded surgery, MotivaHybrid, combines 3D pre-surgical assessment of existing breast tissue volume using either our Divina system or another 3D scanning system, together with Motiva Implants and Puregraft autologous adipose tissue grafts. The MotivaHybrid method is designed to enable surgeons to optimize silicone volume using Motiva Implants and balance the ratio of silicone to tissue with additional contouring using Puregraft for more natural balanced results and improved patient satisfaction. Our second branded surgery, Motiva MinimalScar, allows surgeons to significantly reduce the size of the surgical incision by using our proprietary MotivaImagine Ultralight LED Retractor in conjunction with the Motiva Insertion Sleeve. We are also developing Motiva Minimally Invasive Natural Technique, or Motiva MINT — a family of branded surgeries that we anticipate will allow breast augmentation through small incisions. We intend for Motiva MINT to allow breast augmentation procedures to be performed under local anesthesia rather than general anesthesia, with faster recovery times and a resulting reduction of surgical complications. The implants associated with Motiva MINT have been developed, and we currently intend to begin the CE marking process in 2018. Instruments and special devices for the Motiva MINT procedure are currently being prototyped and tested and will require regulatory approval prior to commercialization. We believe Motiva MINT will be able to attract new customers and expand the market for breast aesthetic procedures.

MotivaImagine Centers
We utilize our MotivaImagine Center initiative, which are collaborations with plastic surgery clinics whereby we provide them with access to our technologies and the ability to brand themselves as a MotivaImagine Center. In exchange for these services and use of the Motiva branding, each MotivaImagine Center commits to use Motiva Implants and other products in the MotivaImagine product platform. Before certifying a MotivaImagine Center, we ensure that the center offers:

▪	either our Divina or AX3 3D simulator, or a third party cloud-based visualization software that we sell in partnership with Crisalix systems;

▪	access to the full suite of MotivaImagine products that complement Motiva Implants;

▪	surgical staff trained by Establishment Labs in the optimal use of MotivaImagine products; and

▪	branding and design elements, according to company guidelines, that are intended to create a more luxurious and reassuring experience for patients.
Since 2016, 28 independent clinics outside the United States have elected to become MotivaImagine Centers, and we are pursuing enrollment of additional centers as a key component of our sales and marketing strategy. We also intend to utilize the network of MotivaImagine Centers as a channel for other future aesthetic surgical products on our MotivaImagine platform.
Our Competitive Strengths

▪
Patient-centric innovative implant technologies. We have developed our Motiva Implants by enhancing and creating novel product components for our implants, and then combining these components into products that deliver improved aesthetic outcomes, increased patient satisfaction and favorable safety profiles.

▪
Extensive suite of complementary products and services. Our MotivaImagine product portfolio includes innovative products such as Divina 3D surgical simulation systems, Puregraft autologous fat grafting systems, and other surgical tools. We believe our branded surgical procedures, such as MotivaHybrid, Motiva MinimalScar and Motiva MINT, will address key unmet needs for both the physician and the patient.

▪
Proprietary internal manufacturing processes and capabilities. We manufacture our silicone products in state-of-the-art manufacturing facilities in Costa Rica rather than relying on third-party manufacturers. In these facilities, we utilize our novel 3D imprinted molding method to create proprietary surface features that, in combination with other proprietary materials and methods, differentiate our products from those of our competitors. Our two manufacturing sites have gone through full site inspections and audits under the Medical Device Single Audit Program, or MDSAP, which were carried out by the British Standards Institute, or BSI, an agency which the FDA accepts as a substitute for routine agency inspections. We believe our modern facilities, focus on product quality and deep technological know-how have helped us establish and maintain a brand of consistency, quality and safety.

▪
Dynamic worldwide sales platform. We sell our products both through exclusive arrangements with leading local distributors who have strong local surgeon relationships and our direct sales force in key markets such as Brazil and certain countries in Europe. Using this market specific approach, we have built an effective and efficient worldwide sales platform.

▪	Proven management team with expansive industry experience. We have a highly experienced management team that is comprised of leaders from the medical aesthetic market.
Our Growth Strategy
Our goal is to be the global leader in aesthetic surgical implant technology, including breast implants, while improving patient safety through product innovation. The key elements of our strategy include:

▪	Expand revenues in existing markets. We believe we can continue to grow market share in our existing markets due to the favorable safety profile and improved aesthetic outcomes of our Motiva Implants.

▪
Launch Motiva Implants in additional markets outside the United States. We expect that continued geographic expansion will be a key driver of growth in the near term. During 2016 and 2017, we started sales through distributors in Australia, Israel, Russia, Saudi Arabia and South Korea, as well as starting direct sales in Brazil, the second largest market for breast augmentations. Expansion into new countries in the Asia-Pacific region (China, India, Taiwan and Thailand) is expected in the next several years.

▪
Obtain FDA approval and enter the U.S. market. We are conducting our IDE clinical trial in the United States, with the goal of obtaining approval from the FDA for a premarket application, or PMA, and commercializing our Motiva Implants in the United States. The first patient in the study was enrolled in April 2018, and we anticipate completing enrollment in early 2019.

▪
Optimize patient conversion through sales and marketing programs. Our MotivaImagine Centers enable us to engage with and educate patients on the Motiva brand and the benefits of our products, as well as increase clinical efficiency for our physician collaborators. In the future, we expect our MotivaImagine Centers to have important strategic synergies with our branded surgeries, which are promoted globally. We employ a multi-faceted marketing strategy that includes social media engagement, conferences, advertisements and education.

▪
Seek out and pursue strategic acquisitions. We intend to seek out other innovative products, services and branded procedures that meet unmet needs in the aesthetics space and complement our existing product portfolio, and we believe this can be additive to future revenue growth. We have purchased distributor networks in strategic markets and may acquire other third party sales organizations in the future. While we have no specific acquisitions or planned licensing agreements, we may engage in these, or other strategic transactions, with the goal of augmenting our existing product portfolio and global footprint.

▪
Continue a high level of engagement with key opinion leaders. We promote Motiva Implants, in part, via an extensive and robust calendar of physician education events led by key opinion leaders in the field of aesthetic surgery. In 2018, we plan to conduct approximately 70 events through our MotivaEdge educational platform. We also collaborate with key opinion leaders to identify and develop new clinical applications for our existing products, as well as new product and strategic opportunities.

Selected Risk Factors Associated with Our Business
Our business is subject to numerous risks and uncertainties, as more fully described in the section titled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common shares. These risks include, among others:

▪
We expect to incur losses for the foreseeable future, and our ability to achieve and maintain profitability depends on the commercial success of our Motiva Implants, which accounted for approximately 87% and 80% of our revenues for the years ended December 31, 2016 and 2017, respectively, and we expect our revenues to continue to be driven primarily by sales of these products .

▪
We have a limited operating history and may face difficulties encountered by companies early in their commercialization in competitive markets, particularly companies that develop and sell medical devices.

▪
Motiva Implants are not currently approved for commercial sale in the United States. Obtaining such approval is costly and time consuming, and we may not obtain the regulatory approval required to sell our products in the United States.

▪
There is no guarantee that the FDA or non-U.S. regulatory agencies will grant approval for our current or future products, and failure to obtain regulatory approvals in the United States and other international jurisdictions, or revocation of approvals in those jurisdictions, will prevent us from marketing our products.

▪	We expect to significantly increase the size of our organization; as a result, we may encounter difficulties in managing our growth, which could disrupt our operations and/or increase our net losses.

▪
We rely on a single-source, third-party supplier for medical-grade long-term implantable silicone, which is the primary raw material used in our Motiva Implants. If this supplier were to increase prices for this raw material over time or experience interruptions in its ability to supply us with this raw material, our business, financial condition and results of operations could be adversely affected.

▪	Various factors outside our direct control may adversely affect manufacturing and supply of our breast implants, tissue expanders and other products.

▪
Negative publicity, product defects and any resulting litigation concerning our products or our competitors’ products could harm our reputation and reduce demand for silicone breast implants, either of which could negatively impact our financial results.

▪
Commercial success of Motiva Implants in the United States or elsewhere depends on our ability to accurately forecast customer demand and manufacture sufficient quantities of product in the implant sizes that patients and physicians request, and to manage inventory effectively and the failure to do so could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

▪
If we are not able to obtain and maintain intellectual property protection for our products and technologies, or if the scope of our patents is not sufficiently broad, we may not be able to effectively maintain our market leading technology position.

If we are unable to adequately address these and other risks we face, our business, financial condition, operating results and prospects may be adversely affected.

Implications of Being an Emerging Growth Company
In addition, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012, and therefore we intend to take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in this prospectus, our periodic reports and proxy statement and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. We may take advantage of these exemptions for up to five years or until we are no longer an “emerging growth company.”
Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act.
Corporate Information
We were reorganized under a parent holding company in the British Virgin Islands on October 9, 2013. Prior to that we operated as Establishment Labs, S.A., a Sociedad Anónima incorporated in Costa Rica, which was established in Costa Rica on January 18, 2004. Our registered office is located at P.O. Box 3140, Commerce House, Wickhams Cay 1, Road Town, Tortola VG1110, British Virgin Islands, and our telephone number at this address is +1 (284) 852-1010. Our principal place of business in Costa Rica is located at Alajuela, Coyol Free Zone, Buildings B15 and 25. Our telephone number at this address is +506 2434 2400. Our website address is www.establishmentlabs.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus, or in deciding whether to purchase our securities. Our agent for service of process in the United States is our wholly-owned subsidiary, Motiva USA LLC, a Delaware limited liability company, domiciled at 16192 Coastal Highway, Lewes, DE 19958.

THE OFFERING

Common shares offered by us	3,125,000 shares
Option to purchase additional shares
We have also granted the underwriters an option for a period of 30 days from the date of this prospectus, to purchase an additional 468,750 common shares from us at the public offering price less the underwriting discount.

Common shares to be outstanding after this offering	17,896,383 shares, or 18,365,133 shares if the underwriters exercise their option to purchase additional common shares in full.
Use of proceeds
We estimate the net proceeds from this offering will be approximately $45.3 million, or approximately $52.3 million if the underwriters exercise their option to purchase additional shares in full, at an assumed initial public offering price of $16.00 per common share, the midpoint of the price range on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering (i) to pay approximately $5.0 million to $8.0 million in costs related to our PMA study through the end of 2019; (ii) to repay approximately $5.0 million in promissory notes issued to former Class Z preferred shareholders; and (iii) to fund working capital and other general corporate purposes. See the section titled “Use of Proceeds” for additional information.

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.
Proposed Nasdaq Capital Market symbol	“ESTA”
The number of common shares to be outstanding after this offering is based on 14,771,383 shares outstanding as of March 31, 2018 and excludes:

▪
983,739 common shares issuable upon the exercise of share options outstanding as of March 31, 2018 granted under our 2015 Equity Incentive Plan with a weighted-average exercise price of $6.74 per share;

▪	145,000 common shares issuable upon the exercise of warrants outstanding as of March 31, 2018 with an exercise price of $3.80 per share;

▪
303,000 common shares issuable upon the exercise of options to purchase our common shares granted after March 31, 2018 to certain of our directors and consultants pursuant to our 2018 Equity Incentive Plan, with a grant date on the effective date of this registration statement of which this prospectus forms a part and with an exercise price equal to the initial public offering price;

▪	433,031 unvested common shares that are subject to restricted stock awards outstanding as of March 31, 2018;

▪
625,000 Class G-1 ordinary shares issued to RTW Investments’ affiliated entities and 285,559 Class G ordinary shares issued to several investors after March 31, 2018, which resulted in aggregate gross proceeds of $14.6 million;

▪
138,888 common shares (based on an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus) issuable to RTW Investments’ affiliated entities upon the conversion of Class G-1 ordinary shares into common shares that will occur in connection with the closing of this offering;

▪	up to 100,000 common shares reserved for issuance in connection with acquisition-related obligations; and

▪
1,297,000 common shares available for future issuance under our equity compensation plans, consisting of (i)  1,197,000  common shares available for future issuance under our 2018 Equity Incentive Plan, which will be effective on the date of the effectiveness of the registration statement of which this prospectus forms a part , and (ii) 100,000 common shares initially reserved for issuance under our 2018 Employee Share Purchase Plan, which will be effective on the date of the effectiveness of the registration statement of which this prospectus forms a part. Our 2018 Equity Incentive Plan and 2018 Employee Share Purchase Plan also provide for automatic annual increases in the number of shares reserved under such plans each year, as more fully described in the section titled “Executive Compensation-Employee Benefit and Share Plans.”

Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

▪	the conversion of all of our outstanding ordinary shares into an aggregate of 14,771,383 common shares immediately prior to the completion of this offering;

▪
the adoption of our amended and restated memorandum and articles of association and the filing of our amended and restated memorandum and articles of association with the registrar of corporate affairs in the British Virgin Islands immediately prior to the completion of this offering; and

▪	no exercise of the underwriters’ option to purchase additional shares.
The number of common shares to be issued upon the conversion of all outstanding Class G-1 ordinary shares depends in part on the initial public offering price of our common shares. The terms of our Class G-1 ordinary shares provide that the ratio at which each share of such class converts into common shares in connection with this offering will increase if the initial public offering price is below $17.60 per share, which would result in additional common shares being issued upon conversion of our Class G-1 ordinary shares upon the closing of this offering. Based upon an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, our outstanding Class G-1 ordinary shares will convert into an aggregate of 763,888 common shares upon the closing of this offering. For illustrative purposes only, the table below shows the number of common shares that would be issuable upon conversion of the Class G-1 ordinary shares at various initial public offering prices:

Assumed Initial Public Offering Price	Approximate Series G-1 Ordinary Share Conversion Ratio	Common Shares Issuable upon Conversion of Series G-1 Ordinary Shares
$15.00	1.3037	814,814
$15.50	1.2616	788,530
$16.00	1.2222	763,888
$16.50	1.1852	740,740
$17.00	1.1503	718,954
$17.50	1.1175	698,412

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables summarize our consolidated financial data and should be read together with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
We have derived the consolidated statements of operations data for the years ended December 31, 2016 and 2017 and the balance sheet data as of December 31, 2017 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the year ended December 31, 2015 from our audited consolidated financial statements not included in this prospectus. We have derived the consolidated statements of operations data for the three months ended March 31, 2017 and 2018 and the balance sheet data as of March 31, 2018 from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Years Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
				(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$9,594	$19,801	$34,681	$6,919	$14,816
Cost of revenue	4,623	9,705	16,979	3,509	6,901
Gross profit	4,971	10,096	17,702	3,410	7,915
Operating expenses:
Sales, general and administrative	4,727	23,189	30,821	5,849	8,648
Research and development	604	2,740	6,864	1,503	2,147
Total operating expenses	5,331	25,929	37,685	7,352	10,795
Loss from operations	(360)	(15,833)	(19,983)	(3,942)	(2,880)
Interest expense	(955)	(3,413)	(10,420)	(927)	(2,171)
Change in fair value of derivative instruments	(182)	(2,484)	(2,428)	(286)	(1,305)
Other income (expense), net	(97)	(295)	(1,961)	161	(164)
Loss before income taxes	(1,594)	(22,025)	(34,792)	(4,994)	(6,520)
Provision for income taxes	—	(134)	(105)	(5)	(10)
Net loss	$(1,594)	$(22,159)	$(34,897)	$(4,999)	$(6,530)
Cumulative dividend relating to ordinary shares	(171)	—	—	—	—
Dividend relating to ordinary shares	(623)	—	—	—	—
Net loss attributable to ordinary shareholders	$(2,388)	$(22,159)	$(34,897)	$(4,999)	$(6,530)

Basic and diluted net loss per share attributable to non-participating ordinary shareholders(1)	$(0.54)	$(3.42)	$(3.41)	$(0.75)	$(0.45)
Basic and diluted net loss per share attributable to participating ordinary shareholders(1)	$(0.81)	$—	$—	$—	$—
Weighted average outstanding non-participating ordinary shares used for net loss per share attributable to ordinary shareholders(1)	4,413,194	6,482,249	10,230,586	6,633,635	14,662,092
Weighted average outstanding participating ordinary shares used for net loss per share attributable to ordinary shareholders(1)	2,173,663	—	—	—	—

(1)
See Note 13 to our consolidated financial statements and Note 12 to our condensed unaudited interim financial statements included elsewhere in this prospectus for an explanation of the method used to calculate net loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

	March 31, 2018
	Actual	As Adjusted(1)(2)
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$6,613	$46,919
Working capital	20,678	65,978
Total assets	59,016	99,322
Note payable, related party, including accrued interest	4,994	—
Long-term debt, net of debt discount and issuance costs	19,908	19,908
Other liabilities, long term	26,970	26,970
Total liabilities	67,776	62,782
Total shareholders’ equity (deficit)	(8,760)	36,540

(1)
The as adjusted column reflects (i) the sale by us of  3,125,000  common shares in this offering at an assumed initial public offering price of $16.00 per common share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the repayment of $5.0 million of indebtedness due to former Class Z preferred shareholders pursuant to promissory notes we issued to such holders in exchange for such shares.

(2)
Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00  per common share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of as adjusted cash, working capital, total assets and shareholders’ equity (deficit) by $2.9  million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares we are offering would increase (decrease) each of as adjusted cash, working capital, total assets and total shareholders’ equity (deficit) by $14.9 million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. The as adjusted information is illustrative only, and will be adjusted based on the actual initial public offering price, number of shares offered and other terms of this offering determined at pricing.

RISK FACTORS
Investing in our common shares involves a high degree of risk. The following risk factors describe circumstances or events that could have a negative effect on our business, financial condition or operating results. You should consider the following risks carefully, together with all the other information in this prospectus, including our consolidated financial statements and notes thereto, before you invest in our common shares. If any of the following risks occur, our business, financial condition, or operating results, could be adversely affected. As a result, the trading price of our common shares could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we currently believe are not material could also impair our business, financial condition or operating results.
Risks Related to the Development and Commercialization of Our Products
We expect to incur losses for the foreseeable future, and our ability to achieve and maintain profitability depends on the commercial success of our Motiva Implants, which accounted for approximately 87% and 80% of our revenues for the years ended December 31, 2016 and 2017, respectively, and we expect our revenues to continue to be driven primarily by sales of these products .
We have incurred losses to date and expect to continue to incur losses for the foreseeable future. In 2017, sales of our Motiva Implants accounted for approximately 87% and 80% of our revenues for the years ended December 31, 2016 and 2017, respectively, and we expect our revenues to continue to be driven primarily by sales of these products . In order to achieve and sustain profitability, our revenues from these products will need to grow beyond the levels we have achieved in the past. If physicians and/or patients do not perceive our products to be competitive in features and safety when compared to other products in the market, or if demand for our Motiva Implants or for breast implants in general decreases, we may fail to achieve sales levels that provide for future profitability.
Our ability to successfully market Motiva Implants and our other current and future offerings depends on numerous factors, including but not limited to:

▪
the outcomes of current and future clinical studies of Motiva Implants, including our ongoing PMA clinical trial, to demonstrate our products’ value in improving safety outcomes and/or patient satisfaction;

▪	acceptance of Motiva Implants as safe and effective by patients, caregivers and the medical community;

▪	an acceptable safety profile of Motiva Implants in the global market;

▪	whether key thought leaders in the medical community accept that such clinical studies are sufficiently meaningful to influence their or their patients’ choices of product;

▪	maintenance of our existing regulatory approvals and expansion of the geographies in which we have regulatory approvals;

▪
commercially viable processes at a scale sufficient to meet anticipated demand at an adequate cost of manufacturing, and that are compliant with ISO 13485 Quality Management System requirements and/or good manufacturing practice, or GMP, requirements, as set forth in the FDA’s Quality System Regulation, Brazilian and other international regulations;

▪	our success in educating physicians and patients about the benefits, administration and use of Motiva Implants, Motiva branded surgeries and value proposition of our MotivaImagine Centers;

▪	the successful implementation of our MotivaImagine Centers with plastic surgery clinics;

▪	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

▪	the willingness of patients to pay out-of-pocket for breast augmentation procedures in the absence of coverage and reimbursement for such procedures;

▪	the success of our internal sales and marketing organization and the sales forces of our distributors; and

▪
continued demand for breast augmentation and reconstruction procedures using silicone implants, which may be adversely affected by events involving either our products or those of our competitors, including FDA warnings to patients regarding Breast Implant-Associated Anaplasic Large Cell Lymphoma, or BIA-ALCL.

Some of these factors are beyond our control. If we are unable to continue to commercialize Motiva Implants and our other products, or unable to obtain a partner to commercialize them, we may not be able to produce any incremental revenues related to Motiva Implants and our other products. This would result in an adverse effect on our business, financial condition, results of operations and growth prospects.

We have a limited operating history and may face difficulties encountered by companies early in their commercialization in competitive and rapidly evolving markets.
Our Motiva Implants have been marketed in countries outside of the United States since October 2010, and as such, we have a limited operating history upon which to evaluate our business and forecast our future net sales and operating results. In assessing our business prospects, you should consider the various risks and difficulties frequently encountered by companies early in their commercialization in competitive markets, particularly companies that develop and sell medical devices. These risks include our ability to:

▪	implement and execute our business strategy;

▪	expand and improve the productivity of our direct sales force, distributors and marketing programs to grow sales of our existing and proposed products;

▪	increase awareness of our brands and build loyalty among plastic surgeons and patients;

▪	manage expanding operations;

▪	respond effectively to competitive pressures and developments;

▪	enhance our existing products and develop new products;

▪	obtain regulatory clearance or approval to enhance our existing products and commercialize new products;

▪	respond to changing regulations associated with medical devices across all geographies;

▪	perform clinical trials with respect to our existing products and any new products;

▪	attract, retain and motivate qualified personnel in various areas of our business; and

▪	obtain and maintain coverage and adequate levels of reimbursement for our products.
Due to our limited operating history, we may not have the institutional knowledge or experience to be able to effectively address these and other risks that we may face. In addition, we may not be able to develop insights into trends that could emerge and negatively affect our business and may fail to respond effectively to those trends. As a result of these or other risks, we may not be able to execute key components of our business strategy, and our business, financial condition and operating results may suffer.
Our business depends on maintaining our brand and ongoing customer demand for our products and services, and a significant reduction in sentiment or demand could affect our results of operations.
Our success depends on the reputation of our brands, which depends on factors such as the safety and quality of our products, our communication activities, including marketing and education efforts, and our management of our customer experience. Maintaining, promoting and positioning our brands is important to expanding our customer base. This will depend largely on the success of our education and marketing efforts and our ability to provide a consistent, high-quality customer experience.
We may need to make substantial investments in the areas of education and marketing in order to maintain and enhance our brands. Ineffective marketing, negative publicity, significant discounts by our competitors, product defects and related liability litigation, failure to obtain regulatory clearance for our products, counterfeit products, unfair labor practices and failure to protect the intellectual property rights in our brands are some of the potential threats to the strength of our business. To protect our brands’ status, we may need to make substantial expenditures to mitigate the impact of such threats.
We believe that maintaining and enhancing our brands in the countries in which we currently sell our products and in new countries where we have limited brands recognition is important to expanding our customer base. If we are unable to maintain or enhance the strength of our brands in the countries in which we currently sell our products and in new countries, then our growth strategy could be adversely affected.
Our success depends, in part, on our ability to continue to enhance our existing products and services and develop or commercialize new products and services that respond to customer needs and preferences, which we expect will require us to incur significant expenses.
In recent years, we have incurred significant costs in connection with the development of Motiva Implants, the MotivaImagine platform, including the Divina 3D simulation system, and other products and services. We expect our research and development expenses to increase significantly in 2018 and beyond, as we initiate our IDE clinical trial in the United States. We will also incur significant expenses to expand our sales and marketing organization to support sales of Motiva Implants, including but not limited to a direct sales force in Brazil, France, Sweden, Denmark, Norway and the United Kingdom, as well as Puregraft and MotivaImagine products outside the United States and Canada. We intend to utilize a portion of the net proceeds from this offering in order to cover these additional expenses.
We may not be able to compete effectively with our competitors, and ultimately satisfy the needs and preferences of our customers, unless we can continue to enhance existing products and develop or acquire new innovative products and services. Product development requires the investment of significant financial, technological and other resources. Product improvements and new product introductions also require significant planning, design, development and testing at the product and manufacturing process levels. We may not be able to timely or effectively develop product improvements or new products and services. Likewise, we may not be able to acquire new products on terms that are acceptable to us, or at all. Furthermore, in most countries, we need to obtain regulatory approval in order to market and sell our products, which may limit our ability to act quickly in scaling commercialization in those countries, including the United States. Our competitors’ new products may beat our products to market, be more effective or safer or have new features, obtain better market acceptance or render our products and services obsolete. Any new or modified products and services that we develop may not receive regulatory clearance or approval, or achieve market acceptance or otherwise generate any meaningful sales or profits for us.
Pricing pressure from customers and our competitors may impact our ability to sell our products at prices necessary to support our current business strategies and future expansion.
The industry environment for silicone implants and complementary products in certain international markets is price-sensitive. In these markets, or in the United States if we are successful in obtaining the required regulatory approval to sell in the U.S. market, our competitors may adopt aggressive pricing strategies to intensify the competitive pricing pressure for breast implants. If we are not successful in educating customers or third-party payors of the differentiation of our Motiva Implants as compared to our competitors’ products, customers may choose our competitors’ products. Additionally, as more competitors introduce products that compete with ours, we may face additional pricing pressure that would adversely impact our future results.
A substantial proportion of our sales are through exclusive distributors, and we do not have direct control over the efforts these distributors may use to sell our products. If our relationships with these third-party distributors deteriorate, or if these third-party distributors fail to sell our products or engage in activities that harm our reputation, or fail to adhere to medical device regulations, our financial results may be negatively affected.
Historically, our sales model has been to sell primarily through distributors rather than through our own sales force, with the notable exception of Brazil, France, Sweden, Denmark, Norway, and the United Kingdom where we are selling directly, but, in the future, may utilize a hybrid sales model that includes both distributors and a direct sales effort. We believe that our reliance on distributors improves the economics of our business, as we do not carry the high fixed costs of a direct sales force in many of the countries in which our Motiva Implants are sold. If we are unable to maintain or enter into such distribution arrangements on acceptable terms, or at all, we may not be able to successfully commercialize our products in certain countries. Furthermore, distributors can choose the level of effort that they apply to selling our products relative to others in their portfolio. The selection, training, and compensation of a distributors’ sales personnel are within their control rather than our own and may vary significantly in quality from distributor to distributor.
In addition, although our contract terms require our distributors to comply with all applicable laws regarding the sale of our products, including anti-competition, anti-money laundering, sanctions laws and FDA regulations, we may not be able to ensure proper compliance. If our distributors fail to effectively market and sell our products in full compliance with applicable laws, our results of operations and business may suffer.
In certain large markets, we engage in direct sales efforts. We may fail to maintain and develop our direct sales force, and our revenues and financial outcomes could suffer as a result. Furthermore, our direct sales personnel may not effectively sell our products.
We have established a direct sales force for our business in Brazil, and we have implemented a direct sales strategy in France, Sweden, Denmark, Norway and the United Kingdom. We have hired and will need to retain and motivate a significant number of sales and marketing personnel in order to support our anticipated growth in these countries. There is significant competition for quality personnel experienced in such activities, including from companies with greater financial resources than ours. If we are not successful in our efforts to continue recruiting, retaining, and motivating such personnel, we may not be able to increase our revenues, or we may increase our expenses in greater measure than our revenues, negatively impacting our operating results.

We are also working on creating a direct sales structure and strategy in certain markets. We are working to put in place the correct legal and business structure to comply with taxation and operational requirements. These structures may not ultimately be implemented or, if implemented, be successful or effective and may not be able to increase our revenues or improve our gross margins. In addition, our expenses or tax related costs may increase in greater measure than our revenues, negatively impacting our operating results.
Furthermore, our sales force may operate independently with limited day-to-day oversight from management. They may engage in sales practices that increase certain risks to our business, including the risk of scrutiny from regulatory authorities and the risk that we violate anti-corruption regulations in one or more countries. These and other independent actions may result in unexpected costs, news that might impair our reputation or revenues, litigation in various jurisdictions, and/or sanctions. Any of these could impair the trading price of our shares and adversely impact our results.
If we are unable to train plastic surgeons on the safe and appropriate use of our products and branded surgeries, we may be unable to achieve our expected growth.
An important part of our sales process includes educating plastic surgeons about the benefits and advantages of our Motiva Implants and MotivaImagine products, and training them on the safe and appropriate use of our products. As part of our effort to educate and train plastic surgeons through our MotivaEdge educational platform, we completed 50 medical training sessions worldwide during 2017, and plan to complete approximately 70 medical training sessions worldwide during 2018. If we are unable to train potential new plastic surgeon customers at these medical training sessions, we may be unable to achieve our expected growth.
It is critical to the success of our commercialization efforts to train a sufficient number of plastic surgeons and provide them with adequate instruction in the appropriate use of our products and branded surgeries. This training process may take longer than expected and may therefore affect our ability to grow our business. Following completion of training, we rely on the trained plastic surgeons to advocate for our products and branded surgeries in the marketplace. Convincing plastic surgeons to dedicate the time and focus necessary for adequate training is challenging, and we cannot provide any assurances we will be successful in these efforts. If plastic surgeons are not properly trained, they may misuse or ineffectively use our products or branded surgeries. This may also result in, among other things, unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us, any of which could have an adverse effect on our business and reputation.
In addition, we need to ensure that plastic surgeons are sufficiently educated our regarding our implants. For example, many metal implants, such as screws or artificial joints, produce an artifact when magnetic resonance imaging, or MRI, is used to image the area in which the object resides. Our QInside Safety Technology microtransponder embedded in certain Motiva Implants contains metal and causes an artifact that can affect breast cancer screening using MRI, and this artifact is not present in other imaging modalities such as breast ultrasound and film or digital mammography. It is important that we educate physicians and patients of the risks associated with MRI artifacts and how to mitigate them if they choose to utilize Motiva Implants that contain a QInside microtransponder. If we fail to educate physicians and patients about any of these factors, they may make decisions regarding Motiva Implants without full knowledge of the risks and benefits or may view our Motiva Implants negatively.
There is no guarantee that the FDA or non-U.S. regulatory agencies will grant approval for our current or future products, and failure to obtain regulatory approvals in the United States and other international jurisdictions, or revocation of approvals in those jurisdictions, will prevent us from marketing our products.
We intend to seek additional distribution and marketing partners for Motiva Implants and may market specific products only in international markets. We have obtained a CE Mark for Motiva Implants and are therefore authorized to sell in the EU; however, in order to market in regions such as the Asia Pacific region and many other jurisdictions, we must obtain separate regulatory approvals. The approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain the CE Mark or FDA approval. Moreover, clinical studies or manufacturing processes conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more international regulatory authorities does not ensure approval by regulatory authorities in other countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. An international regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain international regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and even if we file we may not receive necessary approvals to commercialize our products in any market.

Before obtaining regulatory approval for the sale of a planned product, we may be required to conduct extensive preclinical and clinical studies to demonstrate the safety and efficacy of our planned products in human patients. Clinical studies can be expensive, difficult to design and implement, can take many years to complete, and are uncertain as to outcome. A failure of one or more of our clinical studies could occur at any stage of testing. In connection with the initiation of a clinical study in the United States, we filed an IDE application in 2017, which was approved in March 2018. Our first patient was enrolled in April 2018, and we anticipate completing enrollment in early 2019. Our ongoing U.S. IDE trial may take longer to enroll than anticipated, may be stopped for unforeseen safety issues or may not be successful in meeting its endpoints, in which case our U.S. regulatory pathway would require subsequent additional clinical trials.
Numerous unforeseen events during, or as a result of, preclinical and clinical studies could occur, which would delay or prevent our ability to receive regulatory approval or commercialize Motiva Implants or any of our planned products, including the following:

▪	clinical studies may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical studies or abandon product development programs;

▪
the number of patients required for clinical studies may be larger than we anticipate, enrollment in these clinical studies may be insufficient or slower than we anticipate, or patients may drop out of these clinical studies at a higher rate than we anticipate;

▪	the cost of clinical studies may be greater than we anticipate;

▪	third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

▪
we might suspend or terminate clinical studies of our planned products for various reasons, including a finding that our planned products have unanticipated serious side effects or other unexpected characteristics, or that the study subjects are being exposed to unacceptable health risks;

▪	regulators may not approve our proposed clinical development plans;

▪	Regulators or independent institutional review boards, or IRBs, may not authorize us or our investigators to commence a clinical study or conduct a clinical study at a prospective study site;

▪	regulators or IRBs may require that we, or our investigators, suspend or terminate clinical studies for various reasons, including noncompliance with regulatory requirements;

▪	regulators in countries where Motiva Implants are currently marketed may require that we suspend commercial distribution if there is noncompliance with regulatory requirements or safety concerns;

▪
regulators in countries where Motiva Implants are currently marketed may suspend commercial distribution of silicone breast implants due to safety or other concerns generally applicable to the product category;

▪	the supply or quality of our planned products or other materials necessary to conduct clinical studies of our planned products may be insufficient or inadequate; and/or

▪	the enactment of new regulatory requirements in Europe under the new Medical Device Regulation may make approval times longer and standards more difficult to pass.
If we or any future collaboration partner are required to conduct additional clinical trials or other testing of Motiva Implants or any planned products beyond those that we contemplate, those clinical studies or other testing may not be successfully completed, if the results of these studies or tests are not positive or are only modestly positive or if they raise safety concerns, we may:

▪	be delayed in obtaining marketing approvals for Motiva Implants or our planned products;

▪	not obtain marketing approval at all;

▪	obtain approval for indications that are not as broad as intended;

▪	have a product removed from the market after obtaining marketing approval;

▪	be subject to additional post-marketing testing requirements; and/or

▪	be subject to restrictions on how the product is distributed or used.
Even if we obtain regulatory approvals or clearances in a jurisdiction, our products may be removed from the market due to a variety of factors, including adverse events, recalls, suspension of regulatory clearance to sell, or other factors. For example, during the summer of 2016 while we were transitioning from one notified body to another, our CE Mark for Motiva Implants was temporarily not in force. We expect that the initial U.S. approval will be subject to a lengthy and expensive follow-up period, during which we must monitor patients enrolled in clinical studies and collect data on their safety outcomes. Even if FDA approval is obtained, FDA has authority to impose postmarket approval conditions, which can include (i) restrictions on device’s sale, distribution, or use, (ii) continuing evaluation of the device’s safety and efficacy, (iii) additional warning/hazard labeling requirements, (iv) significant record management, (v) periodic reporting requirements, and (vi) any other requirements the FDA determines necessary to provide reasonable assurance of the device’s safety and effectiveness. Completion of this follow-up study, in a manner which results in data sufficient to maintain FDA approval, is subject to multiple risks, many of which are outside of our control. These include, but are not limited to, our ability to fund the ongoing study from our operations or via additional fundraising; study participants’ willingness and ability to return for follow-up study visits; and maintenance of a suitable study database over a long period of time. Even if completed and appropriately evaluated, the study follow-up may reveal safety or other issues that impact the approved labeling, or may result in withdrawal of Motiva Implants from the marketplace in the United States or elsewhere.
Although we launched Motiva Implants commercially in October 2010 and have sold over 446,000 units to date in various countries outside the United States, we do not have as much post-market surveillance data as our competitors and may not have clearly identified all possible or actual risks of our products. Furthermore, if our clinical trials do not produce patient data that compares favorably with breast implants that are already on the market, physicians and patients may opt not to use our products, and our business would suffer.
Our product development costs will also increase if we experience delays to our clinical trials or approvals. We do not know whether any clinical studies will begin as planned, will need to be restructured, or will be completed on schedule, or at all.
Significant clinical study delays could allow our competitors to bring products to market before we do, which would impair our ability to commercialize our planned products and harm our business and results of operations.
Motiva Implants are not currently approved for commercial sale in the United States. Obtaining such approval is costly and time consuming, and we may not obtain the regulatory approval required to sell our products in the United States.
Neither we, nor any future collaboration partner, can commercialize Motiva Implants in the United States without first obtaining regulatory approval for the product from the FDA. In the EU and other countries, we previously obtained a CE Mark, before making Motiva Implants available for commercial sale. FDA guidance on silicone breast implants mandates approval via the PMA process. Extensive preclinical and clinical testing will be required to support the PMA. At least one well-controlled clinical trial is required for approval, such as the one we began in April 2018, which will require us to commit significant financial and personnel resources. Additionally, we will be required to commit to significant and costly post-approval requirements, which will include follow-up of our clinical trial patients for up to ten years, creation of a patient registry, and/or other studies, and implementation of training programs for physicians. We may be unable to fund, enroll, or complete such trials in a timely fashion, or at all, and we may have an insufficient number of enrolled patients follow up as instructed. The results of clinical studies may not be favorable enough to support marketing approval in the United States, or may raise other questions (pertaining, for example, to product safety or effectiveness) that jeopardizes our current approvals for sale in other territories. The FDA approval process will take at least several years to complete, and FDA approval may never be obtained. We must also demonstrate that our manufacturing facilities, processes and controls are adequate to support FDA approval and that our clinical investigators complied with good clinical practices in the conduct of our Motiva Implant clinical trial.
Furthermore, FDA regulatory approval is not a guarantee, and the filing and approval process itself is expensive and may take several years. The FDA also has substantial discretion in the approval process. Despite the time and expense exerted, failure may occur at any stage, and we could encounter problems that cause us to abandon or repeat clinical studies, including our ongoing PMA clinical trial that commenced in April 2018. The FDA can delay, limit, or deny approval of a product candidate for many reasons, including, but not limited, to:

▪	a product candidate may not be deemed to be safe and effective;

▪	FDA officials may not find the data from clinical and preclinical studies sufficient;

▪	the FDA may not approve our or our suppliers’ processes or facilities; or

▪	the FDA may change its approval policies or adopt new regulations.
If Motiva Implants, or our future products, fail to demonstrate safety and efficacy in further clinical studies that may be required for U.S. approval, or do not gain regulatory approval, our business and results of operations will be harmed.
Moreover, obtaining regulatory approval for marketing of our products in one country does not ensure we will be able to obtain regulatory approval in other countries, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in other countries.

Even if clinical trials demonstrate acceptable safety and efficacy for Motiva Implants in some patient populations, the FDA or similar regulatory authorities outside the United States may not approve the marketing of Motiva Implants or may approve it with restrictions on the label, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
It is possible the FDA or similar regulatory authorities may not consider the results of our clinical trials to be sufficient for approval of Motiva Implants for our desired indications for use. Guidance issued by the FDA in 2006 suggests that a single well-controlled study is required for approval of a new silicone breast implant. The FDA may nonetheless require that we conduct additional clinical studies, possibly using a different clinical study design.
Moreover, even if the FDA or other regulatory authorities approve the marketing of Motiva Implants, the approval may include additional restrictions on the label that could make Motiva Implants less attractive to physicians and patients compared to other products that may be approved for broader indications, which could limit potential sales of Motiva Implants.
If we fail to obtain FDA or other regulatory approval of Motiva Implants, or if the approval is narrower than what we seek, it could impair our ability to realize value from Motiva Implants, and therefore may have a material adverse effect on our business, financial condition, results of operations and growth prospects.
Commercial success of Motiva Implants in the United States or elsewhere depends on our ability to accurately forecast customer demand and manufacture sufficient quantities of product in the implant sizes that patients and physicians request, and to manage inventory effectively and the failure to do so could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
Manufacturing of silicone breast implants requires costly capital equipment and a highly-skilled workforce. There is a significant lead time to build and certify a new manufacturing facility. Until 2017, we had one manufacturing facility in Costa Rica, and we experienced inventory shortages from time-to-time that impaired our ability to meet market demand. In March 2017, our second manufacturing facility, also located in Costa Rica, became operational, and we received certification under the multi-country MDSAP protocol and began shipping saleable product. Although we believe our new, larger manufacturing facility, in combination in our first facility, will give us adequate manufacturing capacity to meet demand for at least the next two years, we have, in the past, been unable to fill all incoming orders to meet growing demand. In addition, if we obtain FDA approval, we will likely need to obtain additional manufacturing capacity prior to any commercialization of our Motiva Implants in the United States. If demand increases faster than we expect, or if we are unable to produce the quantity of goods that we expect with our current facilities, we may not be able to grow revenue at an optimal rate. There may be other negative effects from supply shortages, including loss of our reputation in the marketplace and a negative impact on our relationships with our distributors.
On the other hand, if demand for our products declines, or if market supply surpasses demand, we may not be able to reduce manufacturing expenses or overhead costs proportionately. We have invested significantly in our manufacturing capacity in order to vertically integrate our business. If an increase in supply outpaces the increase in market demand, or if demand decreases, the resulting oversupply could adversely impact our sales and result in the underutilization of our manufacturing capacity, higher inventory carrying costs and associated working capital, changes in revenue mix, and/or price erosion, any of which would lower our margins and adversely impact our financial results.
If we fail to compete effectively against our competitors, many of whom have greater resources than we have, our revenues and results of operations may be negatively affected.
Alternatives exist for Motiva Implants and for our other products, and we will likely face competition with respect to any planned products that we may seek to develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies, medical device companies and biotechnology companies worldwide. There are several large pharmaceutical and biotechnology companies that currently market silicone breast implants. We also face competition from manufacturers of saline-filled breast implants, and we see emerging competition from non-implant breast augmentation techniques such as hyaluronic acid injection and novel fat grafting methodologies. Any of these may present competitive barriers to Motiva Implants.
Our leading competitors are large, multi-national companies with significant resources and capabilities. Three of these companies, Sientra, Inc., Mentor Worldwide LLC (a division of Johnson & Johnson), and Allergan plc, have conducted large prospective clinical studies that started in the United States in 2002, 2000 and 1998, respectively, the data from which they use extensively to promote their products. While we plan to use a portion of the net proceeds from the current offering to conduct such a study, to date we have not conducted a study designed in such a way as to support a PMA application in the United States. This can put us at a disadvantage when promoting our products to physicians and patients, even outside the United States. In addition, the significant financial and staff resources and brand recognition that our competitors possess mean they may be able to compete with us regardless of the differentiating features of our products. If we are not successful in capturing market share, even outside the United States, or if physicians or patients do not perceive our products to be safer or more favorable, our revenues and/or our operating margins may be significantly impaired.
In addition, manufacturers of competitive products may reduce prices for their competing products in an effort to gain or retain market share, and undermine the value proposition that Motiva Implants might otherwise be able to offer to customers. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. These competitors may develop new technologies that are superior to our products or replace silicone.
Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties may compete with us in recruiting and retaining qualified technical and management personnel, establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs.
We may be subject to substantial warranty or product liability claims or other litigation in the ordinary course of business that may adversely affect our business, financial condition and operating results.
We face an inherent risk of product liability exposure related to the sale of Motiva Implants and any planned products in clinical studies. The marketing, sale and use of Motiva Implants and our planned products could lead to the filing of product liability claims against us if someone alleges that our products failed to perform as designed or caused significant adverse events in patients. We may also be subject to liability for a misunderstanding of, or inappropriate reliance upon, the information we provide. If we cannot successfully defend ourselves against claims that Motiva Implants or our planned products caused injuries, we may incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

▪	decreased demand for any planned products we may develop;

▪	injury to our reputation and significant negative media attention;

▪	withdrawal of patients from clinical studies or cancellation of studies;

▪	significant costs to defend the related litigation and distraction to our management team;

▪	substantial monetary awards to plaintiffs;

▪	loss of revenue; and

▪	the inability to commercialize any products that we may develop.
We currently hold $25 million in product liability insurance coverage, which may not be adequate to cover all liabilities we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.
Negative publicity, product defects and any resulting litigation concerning our products or our competitors’ products could harm our reputation and reduce demand for silicone breast implants, either of which could negatively impact our financial results.
The responses of potential patients, physicians, the news media, legislative and regulatory bodies and others to information about complications or alleged complications of our products, or products liability litigation against us or our competitors, could result in negative publicity and could materially reduce market acceptance of our products. These responses or any investigations and potential resulting negative publicity may have a material adverse effect on our business and reputation and negatively impact our financial condition, results of operations or the market price of our common shares. In addition, significant negative publicity could result in an increased number of product liability claims against us.
Counterfeit products may be represented as ours, which could compete with our genuine products and may also expose us to risks associated with adverse events and product liability.
With respect to our major competitors’ branded products, we routinely see counterfeit versions in the marketplace, which are packaged and represented as having been made by major companies. This is particularly common in emerging markets, where sensitivity to price is higher and regulatory enforcement is under-resourced. While we are not aware of any counterfeit Motiva Implants in the market, such products may appear as our market share and average selling price grow. These counterfeit products are typically manufactured with significantly lower quality than the products they are claimed to be, and in some cases may be manufactured with silicones that are not medical-grade. They may expose patients to significant adverse event risks, and there is a risk that certain adverse events with counterfeit products may be attributed to our genuine products. This could reduce demand for our products, result in negative publicity, or otherwise impact our business and the price of our shares.
The loss of key members of our executive management team could adversely affect our business.
Our success in implementing our business strategy depends largely on the skills, experience and performance of key members of our executive management team and others in key management positions, including Juan José Chacón Quirós, our Chief Executive Officer, Salvador Dada, our Chief Operating Officer, and Roberto de Mezerville, our Chief Technology Officer. The collective efforts of each of these persons, and others working with them as a team, are critical as we continue to develop our tests and technologies and pursue our research and development and sales programs. As a result of the difficulty in locating qualified new management, the loss or incapacity of existing members of our executive management team could adversely affect our operations. If we were to lose one or more of these key employees, we could experience difficulties in finding qualified successors, competing effectively, developing our technologies and implementing our business strategy. We do not have “key person” life insurance on our senior executives, and the loss of any of the key members of our team would have a negative impact to our business and financial results.
In addition, we rely on collaborators, consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our collaborators, consultants and advisors are generally employed by employers other than us and may have commitments under agreements with other entities that may limit their availability to us.
The loss of a key employee, the failure of a key employee to perform in his or her current position or our inability to attract and retain skilled employees could result in our inability to continue to grow our business or to implement our business strategy.
Various factors outside our direct control may adversely affect manufacturing and supply of our breast implants, tissue expanders and other products.
We currently manufacture Motiva Implants at our facilities in the Coyol Free Zone, Alajuela, Costa Rica, under the multi-country MDSAP protocol. Our Divina scanners are manufactured from components sourced globally, with final assembly in Alajuela, Costa Rica. Our QInside Safety Technology microtransponders are manufactured by contract manufacturers with final testing and packaging at a manufacturing supplier facility in Regensburg, Germany; additional inspection of the units happens in our facilities in Coyol, Costa Rica, prior to approval for inclusion in Motiva Implants. We believe that we currently have adequate manufacturing capacity for all of our products sufficient to meet our demand forecasts for at least the next two years. If demand for our current products and our planned products increases more rapidly than we anticipate, or if we secure regulatory approval to commercialize our products in additional geographies, we will need to either expand our manufacturing capabilities or outsource to other manufacturers. We currently rely upon third-party contract manufacturing organizations to manufacture and supply components for our Divina scanners and QInside Safety Technology microtransponders. The manufacture of these products in compliance with ISO standards and the FDA’s regulations requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of medical device products often encounter difficulties in production, including difficulties with production costs and yields, quality control, quality assurance testing, shortages of qualified personnel, as well as compliance with strictly enforced FDA requirements, other federal and state regulatory requirements, and foreign regulations.
We currently purchase components for the Divina scanners and QInside Safety Technology microtransponders under purchase orders and do not have long-term contracts with most of the suppliers of these materials. In addition, we rely on NuSil Technology, LLC, or NuSil, as the sole supplier of medical-grade silicone used in our Motiva Implants as well as other products that we manufacture under contract to other customers. See the risk factor below titled “We rely on a single-source, third-party supplier for medical-grade silicone, which is the primary raw material used in these products. If this supplier were to increase prices for these raw materials over time or experience interruptions in their ability to supply us with this raw material, our business, financial condition and results of operations could be adversely affected.” If suppliers were to delay or stop producing our components, or if the prices they charge us were to increase significantly, or if they elected not to sell to us, we would need to identify other suppliers. We could experience delays in manufacturing our products while finding another acceptable supplier, which could impact our results of operations. The changes could also result in increased costs associated with qualifying the new materials and in increased operating costs. Further, any prolonged disruption in a supplier’s operations could have a significant negative impact on our ability to manufacture and deliver products in a timely manner.

The manufacturing, sterilization and distribution of our Motiva Implants and other products are technically challenging. Changes that our suppliers may make, or additional requirements from regulatory agencies, outside of our direct control can have an impact on our processes, on quality and on the successful delivery of products to our customers. Mistakes and mishandling are not uncommon and can affect supply and delivery. Some of these risks include:

▪	failure to complete sterilization on time or in compliance with the required regulatory standards;

▪	transportation and import and export risk, particularly given the global nature of our supply and distribution chains;

▪	delays in analytical results or failure of analytical techniques that we depend on for quality control and release of products;

▪
natural or other disasters, labor disputes, financial distress, lack of raw material supply, issues with facilities and equipment or other forms of disruption to business operations affecting our manufacturer or its suppliers;

▪	latent defects that may become apparent after products have been released and that may result in a recall of such products;

▪	contamination of our raw materials or manufactured products; and

▪	inclusion of vendors of raw materials not in compliance with ISO-13485 requirements.
Some of the components used in our Motiva Implants are currently sole-sourced, and substitutes for these components might not be obtained easily or may require substantial design or manufacturing modifications. Any significant problem experienced by one of our sole source suppliers may result in a delay or interruption in the supply of components to us because the number of third-party manufacturers with the necessary manufacturing and regulatory expertise and facilities is limited and certification of a new supplier may be complex and time consuming. Any delay or interruption would likely lead to a delay or interruption in our manufacturing operations. The inclusion of substitute components must meet our product specifications and could require us to qualify the new supplier with the appropriate regulatory authorities. The added time and cost to arrange for alternative suppliers could have a material adverse effect on our business. New manufacturers of any planned product would be required to qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacturing the planned product. Obtaining the necessary FDA or international approvals or other qualifications under applicable regulatory requirements and ensuring non-infringement of third-party intellectual property rights could result in a significant interruption of supply and could require the new manufacturer to bear significant additional costs that may be passed on to us.
Any disruption at our existing facilities could adversely affect our business and operating results.
Our headquarters are located in Costa Rica, and all of our main manufacturing activities are conducted in two ISO-13485 and GMP compliant manufacturing facilities in Costa Rica through Establishment Labs, S.A. Despite our efforts to maintain and safeguard our manufacturing facilities, including acquiring insurance and adopting maintenance and health and safety protocols, vandalism, terrorism or a natural or other disaster, such as earthquake, volcanic activity, fire or flood, could damage or destroy our inventory of finished goods, cause substantial delays in our operations and manufacturing, result in the loss of key information and cause us to incur additional expenses. Our insurance may not cover our losses in any particular case. In addition, regardless of the level of insurance coverage, damage to our facilities may have an adverse effect on our business, financial condition and results of operations.
We have made multiple acquisitions in the past, and in the future we may acquire other businesses or form joint ventures or make investments in other companies or technologies. If we are not successful in integrating these businesses, as well as identifying and controlling risks associated with the past operations of these businesses, we may incur significant costs, receive penalties or other sanctions from various regulatory agencies, and/or incur significant diversions of management time and attention.
We believe our business growth will be enhanced if we continually seek opportunities to enhance and broaden our product offerings. As part of our business strategy, we may pursue acquisitions or licenses of assets, or acquisitions of businesses. We also may pursue strategic alliances and joint ventures that leverage our core technology and industry experience to expand our product offerings or sales and distribution resources. We have acquired companies in a variety of countries, including Belgium, Brazil, Sweden, Denmark, Norway and France. We have also acquired and licensed assets.
We may do more of these types of transactions in the future and may also form strategic alliances and joint ventures. We may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions also could result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could have an adverse effect on our financial condition, results of operations and cash flows. Integration of an acquired company may also disrupt ongoing operations and require management resources that would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could have a negative effect on our results of operations. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any acquisition, license, strategic alliance or joint venture. To finance such a transaction, we may choose to issue common shares as consideration, which would dilute the ownership of our shareholders. If the price of our common shares is low or volatile, we may not be able to acquire other companies or fund a joint venture project using our shares as consideration. Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all.
We do not know whether we will be able to successfully integrate any acquired business, product or technology. The success of any given acquisition may depend on our ability to retain any key employees related thereto, and we may not be successful at retaining or integrating such key personnel. Integrating any business, product or technology we acquire could be expensive and time-consuming, disrupt our ongoing business, impact our liquidity, and/or distract our management. If we are unable to integrate any acquired businesses, products or technologies effectively, our business may suffer. Whether as a result of unsuccessful integration, unanticipated costs, including those associated with assumed liabilities and indemnification obligations, negative accounting impact, or other factors, we may not realize the economic benefits we anticipate from acquisitions. In addition, any amortization or charges resulting from the costs of acquisitions could increase our expenses.
If changes in the economy and/or consumer spending, consumer preference and other trends reduce consumer demand for our products, our sales and profitability would suffer.
We are subject to the risks arising from adverse changes in general economic and market conditions. Certain elective procedures, including breast augmentation, are typically not covered by insurance. Adverse changes in the economy may cause consumers to reassess their spending choices, which could have an adverse effect on consumer spending, reduce the demand for these surgeries, and therefore have an adverse effect on our revenues. Furthermore, consumer preferences and trends may shift due to a variety of factors, including changes in demographic and social trends, public health initiatives and product innovations, which may reduce consumer demand for our products.
Fluctuations in insurance costs and availability, and future insurance requirements could adversely affect our profitability or our risk management profile.
We hold a number of insurance policies, including product liability insurance, directors’ and officers’ liability insurance, general liability insurance, property insurance and workers’ compensation insurance. If the costs of maintaining adequate insurance coverage increase significantly in the future, our operating results could be adversely affected. Likewise, if any of our current insurance coverage should become unavailable to us or become economically impractical, we would be required to operate our business without indemnity from commercial insurance providers. If we operate our business without insurance, we could be responsible for paying claims or judgments against us that would have otherwise been covered by insurance, which would adversely affect our results of operations or financial condition.
Continued international expansion of our business will expose us to business, regulatory, political, operational, financial and economic risks associated with doing business internationally.
Our products are currently sold in over 60 countries, and we operate subsidiaries in the United States, Costa Rica, Brazil, Belgium, France, Sweden and Switzerland. Our business strategy contemplates continued international expansion, including partnering with medical device distributors, and introducing Motiva Implants and other planned products outside the United States. The sale and shipment of our products internationally, as well as the purchase of components from international sources, subjects us to potential trade, import and export, and customs regulations and laws.
Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export or import privileges, seizure of shipments, restrictions on certain business activities and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.

In addition, several of the countries in which we sell our products or conduct our operations are, to some degree, subject to political, economic or social instability. Doing business in Costa Rica and other countries outside the United States involves a number of other risks, including:

▪	compliance with the free zone regime regulations under which the manufacturing sites operate;

▪	different regulatory requirements for device approvals in international markets;

▪
multiple, conflicting and changing laws and regulations such as tariffs and tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

▪	potential failure by us or our distributors to obtain and/or maintain regulatory approvals for the sale or use of our products in various countries;

▪	difficulties in managing global operations;

▪	logistics and regulations associated with shipping products, including infrastructure conditions and transportation delays;

▪	limits on our ability to penetrate international markets if our distributors do not execute successfully;

▪	governmental price controls, differing reimbursement regimes and other market regulations;

▪	financial risks, such as longer payment cycles, difficulty enforcing contracts and collecting accounts receivable, and exposure to currency exchange rate fluctuations;

▪	reduced protection for intellectual property rights, or lack of them in certain jurisdictions, forcing more reliance on our trade secrets, if available;

▪	economic weakness, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;

▪
the March 2017 Article 50 notice of withdrawal that formally began the process of a British exit from the EU, including with respect to its effect on the value of the British pound relative to other currencies;

▪
failure to comply with the Foreign Corrupt Practices Act, including its books and records provisions and its anti-bribery provisions, by maintaining accurate information and control over sales activities and distributors’ activities;

▪	unexpected changes in tariffs, trade barriers and regulatory requirements;

▪	compliance with tax, employment, immigration and labor laws;

▪	taxes, including withholding of payroll taxes;

▪	currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

▪	workforce uncertainty in countries where labor unrest is more common than in the United States;

▪	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

▪	business and shipping interruptions resulting from natural or other disasters including earthquakes, volcanic activity, hurricanes, floods and fires.
Any of these risks, if encountered, could harm our future international expansion and operations and, consequently, have an adverse effect on our financial condition, results of operations and cash flows.
Our failure to adequately protect personal information in compliance with evolving legal requirements could harm our business.
In the ordinary course of our business, we collect and store sensitive data, including legally protected patient health information, credit card information and personally identifiable information. We collect this kind of information on our customers for purposes of servicing potential warranty claims and for post-marketing safety vigilance. These data protection and privacy-related laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions.
There are a number of state, federal and international laws protecting the privacy and security of health information and personal data. As part of the American Recovery and Reinvestment Act 2009, or ARRA, Congress amended the privacy and security provisions of the Health Insurance Portability and Accountability Act, or HIPAA. HIPAA imposes limitations on the use and disclosure of an individual’s protected health information by certain health care providers, health care clearinghouses, and health insurance plans, collectively referred to as covered entities, that involve the creation, use, maintenance or disclosure of protected health information. The HIPAA amendments also impose compliance obligations and corresponding penalties for non-compliance on individuals and entities that provide services to health care providers and other covered entities, collectively referred to as business associates. ARRA also made significant increases in the penalties for improper use or disclosure of an individual’s protected health information under HIPAA and extended enforcement authority to state attorneys general. The amendments also create notification requirements for individuals whose protected health information has been inappropriately accessed or disclosed, notification requirements to federal regulators and in some cases, notification to local and national media. Notification is not required under HIPAA if the health information that is improperly used or disclosed is deemed secured in accordance with encryption or other standards developed by the U.S. Department of Health and Human Services, or HHS. Most states have laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the protected health information protected by HIPAA. Many state laws impose significant data security requirements, such as encryption or mandatory contractual terms to ensure ongoing protection of personal information.
In addition, even when HIPAA does not apply, according to the FTC, failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTCA, 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Medical data is considered sensitive data that merits stronger safeguards. The FTC’s guidance for appropriately securing consumers’ personal information is similar to what is required by the HIPAA Security Rule.
Many foreign countries and governmental bodies, including the EU, Canada, Australia and other relevant jurisdictions, have laws and regulations concerning the collection and use of personal or sensitive data obtained from their residents or by businesses operating within their jurisdiction. For example, the European Commission recently adopted the General Data Protection Regulation, or the GDPR, effective on May 25, 2018, that will supersede current EU data protection legislation, impose more stringent EU data protection requirements and provide for greater penalties for noncompliance. The GDPR applies to any company established in the EU as well as to those outside the EU if they collect and use personal data in connection with the offering goods or services to individuals in the EU or the monitoring of their behavior. The GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements and onerous new obligations on services providers. Non-compliance with the GDPR can trigger steep fines of up to €20 million or 4% of total worldwide annual revenues, whichever is higher. Given the breadth and depth of changes in data protection obligations, preparing to meet the GDPR’s requirements before its application on May 25, 2018 requires time, resources and a review of the technology and systems currently in use against the GDPR’s requirements.
We are at risk of enforcement actions taken by certain EU data protection authorities until such point in time that we may be able to ensure that all transfers of personal data to us from the European Economic Area are conducted in compliance with all applicable regulatory obligations, the guidance of data protection authorities and evolving best practices. We may find it necessary to establish systems to maintain personal data originating from the EU in the European Economic Area, which may involve substantial expense and may cause us to need to divert resources from other aspects of our business, all of which may adversely affect our business.
Our failure to comply with applicable laws and regulations, or to protect such data, could result in enforcement actions against us, including fines, imprisonment of company officials and public censure, claims for damages by end-customers and other affected individuals, damage to our reputation and loss of goodwill, any of which could harm on our operations, financial performance, and business. Evolving and changing definitions of personal data and personal information, within the European Union, the United States, and elsewhere, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. Moreover, if the relevant laws and regulations change, or are interpreted and applied in a manner that is inconsistent with our data practices or the operation of our products, we may need to expend resources in order to change our business operations, data practices, or the manner in which our products operate. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit adoption of our products.
If we are not able to satisfy data protection, security, privacy, and other government- and industry-specific requirements, our business could be harmed.
There are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises experienced by other companies, by our customers or by us may lead to public disclosures, which could harm our reputation, erode customer confidence in the effectiveness of our security measures, negatively impact our other products and our ability to attract new customers. As we expand into new regions, we will need to comply with new requirements. If we cannot comply or if we incur a violation in one or more of these requirements, our growth could be adversely impacted, and we could incur significant liability.

Risks Related to the Operation of Our Business
We expect to significantly increase the size of our organization; as a result, we may encounter difficulties in managing our growth, which could disrupt our operations and/or increase our net losses.
As of March 31, 2018, we had 397 employees. Over the next several years, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of manufacturing, regulatory affairs, clinical and sales and marketing. We also intend to continue to improve our operational, financial and management controls, reporting systems and procedures, which may require additional personnel. Such growth could place a strain on our administrative and operational infrastructure, and/or our managerial abilities, and we may not be able to make improvements to our management information and control systems in an efficient or timely manner. We may discover deficiencies in existing systems and controls.
Many of these employees will be in countries outside of our corporate headquarters, which adds additional complexity. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. We may not be able to effectively manage these activities. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Future growth would impose significant added responsibilities on members of management, including:

▪	managing our clinical trials effectively, which we anticipate being conducted at numerous clinical sites;

▪	identifying, recruiting, maintaining, motivating and integrating additional employees with the expertise and experience we will require, in multiple countries;

▪	managing our internal development efforts effectively while complying with our contractual obligations to licensors, licensees, contractors and other third parties;

▪	managing additional relationships with various distributors, suppliers, and other third parties;

▪	improving our managerial, development, operational and finance reporting systems and procedures; and

▪	expanding our facilities.
Our failure to accomplish any of these tasks could prevent us from growing successfully. Any inability to manage growth could delay the execution of our business plans or disrupt our operations. We may also be exposed or subject to additional unforeseen or undisclosed liabilities as well as increased levels of indebtedness.
Any future distribution or commercialization agreements we may enter into with respect to our current or planned products may place the development of these products outside our control, or may otherwise be on terms unfavorable to us.
We may enter into additional distribution or commercialization agreements with third parties with respect to our current or planned products, for commercialization in or outside the United States. Our likely collaborators for any distribution, marketing, licensing or other collaboration arrangements include large and mid-size medical device and diagnostic companies, regional and national medical device and diagnostic companies, and distribution or group purchasing organizations. We will have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our planned products. Our ability to generate revenue from these arrangements will depend in part on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.
Collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable planned products. Collaborators may own or co-own intellectual property covering our products that results from our collaboration with them. In such cases, we would not have the exclusive right to commercialize such intellectual property.
Any termination or disruption of collaborations could result in delays in the development of planned products, increases in our costs to develop the planned products or the termination of development of a planned product.
We rely on third parties to conduct certain components of our clinical studies, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such studies, which could interfere with or delay our ability to get regulatory approval or commercialize our products.
We rely on third parties, such as contract research organizations, or CROs, clinical data management organizations, medical institutions and clinical investigators, to perform various functions for our clinical trials. Our reliance on these third parties for clinical development activities reduces our control over these activities but does not relieve us of our responsibilities. We remain responsible for ensuring that each of our clinical studies is conducted in accordance with the general investigational plan and protocols for the study. Moreover, the International Council for Harmonization, or ICH, and the FDA require us to comply with standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical studies to ensure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of patients in clinical studies are protected. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical studies in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, regulatory approvals for our planned products and will not be able to, or may be delayed in our efforts to, successfully commercialize our planned products.
Our results of operations could be affected by fluctuations in currency rates.
We present our results of operations in U.S. dollars, which is our reporting currency. However, as of December 31, 2017, the majority of our revenues are denominated in currencies other than the U.S. dollar - primarily the British pound, the euro, and the Brazilian real. As of December 31, 2017, the majority of our expenses are denominated in U.S. dollars or in Costa Rican colons, which are linked to the U.S. dollar. In the future, we expect to have significant revenues and expenses denominated in these non-U.S. currencies. As such, unfavorable fluctuations in currency exchange rates could have an adverse effect on our results of operations.
Because our combined consolidated financial statements are presented in U.S. dollars, we must translate revenues, expenses and income, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, changes in the value of the U.S. dollar in relation to the British pound, the euro, and the Brazilian real will affect our revenues, operating income and the value of balance sheet items originally denominated in other currencies. These changes would cause our growth in consolidated earnings stated in U.S. dollars to be higher or lower than our growth in local currency when compared against other periods. We do not currently engage in currency hedging arrangements to protect us from fluctuations in the exchange rates of the euro and other currencies in relation to the U.S. dollar (and/or from inflation of such currencies), and we may be exposed to material adverse effects from such movements. We cannot predict any future trends in rates of inflation or exchange rates of other currencies against the U.S. dollar, and there can be no assurance that any contractual provisions will offset their impact, or that any future currency hedging activities will be successful.
We have significant exposure to the economic and political situations in emerging market countries, and developments in these countries could materially impact our financial results, or our business more generally.
Many of the countries in which our products are sold are emerging markets. Our global growth strategy contemplates the expansion of our existing sales activities in Latin America, Europe, the Middle East, Africa and Asia-Pacific region as well as North America. Our exposure to emerging markets has increased in recent years, as have the number and importance of our distributor arrangements. Economic and political developments in Brazil and other emerging markets, including economic crises, currency inflation, or political instability, have had in the past, and may have in the future, a material adverse effect on our financial condition and results of operations. Moreover, as these markets continue to grow, competitors may seek to enter these markets and existing market participants will likely try to aggressively protect or increase their market shares. Increased competition may result in price reductions, reduced margins and our inability to gain or hold market share, which could have an adverse effect on our financial condition and results of operations.
The political situation in the United States can affect the ability of our company to conduct business in certain areas or countries if new trade conditions are imposed or enforced by the U.S. government.
There could be negative consequences to our company’s revenue if the U.S. government unexpectedly changes its trade policies towards determined geographies or countries. These policy changes can include such things as trade barriers, which serve to limit or prevent international trade. The U.S. government may request additional funds or tariffs in exchange for the right to export items into the country. Tariffs or quotas may be used to protect domestic producers from foreign competition. Changes may include the modification or withdrawal of free trade agreements already in place. This also can have a large effect on the profits of our company because it either cuts revenues as a result of a tax on imports/exports or restricts the amount of revenues that can be earned.
Our operations involve hazardous materials and we and third parties with whom we contract must comply with environmental laws and regulations, which can be expensive and restrict how we do business, and could expose us to liability if our use of such hazardous materials causes injury.
Our manufacturing processes currently require the controlled use of potentially harmful chemicals, including highly flammable solvents. We cannot eliminate the risk of accidental contamination or injury to employees or third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. Additionally, we are subject to, on an ongoing basis, federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. These are particularly stringent in California, where NuSil, one of our key suppliers, is located. The cost of compliance with these laws and regulations may become significant and could have an adverse effect on our financial condition, results of operations and cash flows. In the event of an accident or if we otherwise fail to comply with applicable regulations, we could lose our permits or approvals or be held liable for damages or penalized with fines.
Risks Related to Our Financial Condition and Capital Requirements
We have incurred net operating losses in the past and expect to incur net operating losses for the foreseeable future.
We have incurred net operating losses since our inception, and we continue to incur significant research and development and general and administrative expenses related to our operations. We do not expect to be profitable in 2018, and in future years we expect to incur significant research and development expenses related to, among other things, the PMA clinical study of Motiva Implants in the United States Investment in medical device product development, particularly clinical studies, is highly speculative. It entails substantial upfront capital expenditures and significant risk that any potential planned product will fail to demonstrate adequate accuracy or clinical utility. We may not be profitable for some time after the completion of this offering. As of March 31, 2018 , we had an accumulated deficit of $74.4 million .
We expect that our future financial results will depend primarily on our success in launching, selling and supporting Motiva Implants and other products that are part of our MotivaImagine platform. This will require us to be successful in a range of activities, including manufacturing, marketing, and selling Motiva Implants. We may not succeed in these activities and may never generate revenue that is sufficient to be profitable in the future. Even if we are profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to achieve sustained profitability would depress the value of our company and could impair our ability to raise capital, expand our business, diversify our planned products, market our current and planned products, or continue our operations.
We may need additional funds to support our operations, and such funding may not be available to us on acceptable terms, or at all, which would force us to delay, reduce or suspend our planned development and commercialization efforts. Raising additional capital may subject us to unfavorable terms, cause dilution to our existing shareholders, restrict our operations, or require us to relinquish rights to our products and technologies.
Our operations have consumed substantial amounts of cash since our inception, and we expect to incur significant expenses in connection with our planned research, development and product commercialization efforts. We believe that our available cash, cash from operations, and the net proceeds from this offering will be sufficient to satisfy our liquidity requirements for at least the next 12 months. If our available cash resources, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, we may seek to sell equity or convertible debt securities, enter into a credit facility or another form of third-party funding, or seek other debt financing. Any failure to raise the funds necessary to support our operations may force us to delay, reduce or suspend our planned clinical trials, research and development programs, or other commercialization efforts.
To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures or declaring dividends.
On August 24, 2017, we entered into a credit agreement, or the Madryn Credit Agreement, with Madryn Health Partners, LP, or Madryn, as administrative agent, and a syndicate of lenders, or the Lenders. In January 2018, management made an assessment that we would likely default on the Madryn Credit Agreement due to our investment in our Brazilian subsidiary approaching the $5.0 million limit. We informed Madryn and the syndicate of lenders, or the Lenders, of the potential technical default event and started the process to obtain a forbearance agreement. We initially defaulted on the Madryn Credit Agreement on February 28, 2018 when our investment in our Brazilian subsidiary exceeded the $5.0 million threshold permitted under the Madryn Credit Agreement.  As a result, on March 23, 2018 and subsequently on April 30, 2018, May 18, 2018 and again on June 8, 2018, we entered into a forbearance agreement with the Lenders, where the Lenders agreed to forebear from exercising certain rights and remedies through July 3, 2018 arising from certain disclosure and other technical defaults under the Madryn Credit Agreement, including those mentioned above with respect our Brazilian subsidiary. In accordance with certain cure rights under the Madryn Credit Agreement and the forbearance agreement, we will use best efforts to raise no less than $20.0 million of cash proceeds from equity issuances.  Furthermore, the forbearance agreement increases the limit of the amount of investment in the Brazilian subsidiary an additional $5.0 million, and requires us to maintain the liquidity in accounts for which Madryn received a qualifying control agreement of no less than $2.0 million while we provide periodic reports on all investments in the Brazilian subsidiary. The forbearance agreement also prohibits the Lenders from exercising certain rights and remedies in the event of our failure to provide the report and opinion of an independent certified public accountant free from any “going concern” qualifications for the fiscal year ended December 31, 2017. We recorded the Madryn debt as a current liability on the consolidated balance sheet as of December 31, 2017. Effective June 15, 2018, the Madryn Credit Agreement was amended to remove the restrictive covenants that resulted in the technical defaults which allowed us to reclassify the arrangement as long-term as of March 31, 2018.
If we raise additional funds through collaborations, strategic collaborations or partnership, or marketing, distribution or licensing arrangements with third parties, we may be required to do so at an earlier stage than would otherwise be ideal and/or may have to limit valuable rights to our intellectual property, technologies, products, or future revenue streams, or grant licenses or other rights on terms that are not favorable to us. Furthermore, any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products.
Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.
We have experienced significant net losses and sustained negative cash flows from operations. In the three months ended March 31, 2017, we incurred a net loss of $5.0 million and used cash for operating activities of $6.6 million. In the three months ended March 31, 2018, we incurred a net loss of $6.5 million and used cash for operating activities of $5.9 million. We had an accumulated deficit of $67.9 million as of December 31, 2017 and $74.4 million as of March 31, 2018. We expect to experience further significant net losses in 2018 and the foreseeable future. These factors raise substantial doubt about our ability to continue as a going concern for at least the next twelve months from the date of the issuance of the financial statements. As of and for the year ended December 31, 2017, our independent registered public accounting firm has included an explanatory paragraph in their audit report raising substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we are unable to obtain adequate funding from this proposed offering or in the future, or if we are unable to grow our revenue substantially to achieve and sustain profitability, amongst other factors, we may not be able to continue as a going concern, and our shareholders may lose some or all of their investment in us.
Risks Related to Our Business and Our Industry
We rely on a single-source, third-party supplier for medical-grade long-term implantable silicone, which is the primary raw material used in our Motiva Implants. If this supplier were to increase prices for this raw material over time or experience interruptions in its ability to supply us with this raw material, our business, financial condition and results of operations could be adversely affected.
We rely on NuSil, as the sole supplier of medical-grade silicone used in our Motiva Implants as well as other products that we manufacture under contract to other customers. To our knowledge, NuSil is the only supplier of such raw materials with the appropriate filings with the FDA and other regulatory bodies to enable manufacture of products with our requirements. NuSil supplies our major competitors with raw material as well, and at least two of these are larger-volume customers of NuSil than we are.
If NuSil becomes unable or unwilling to supply sufficient quantities of medical-grade silicone of the specifications required for our products, we may not be able to replace this supply source quickly, or at all. Similarly, they may become unable or unwilling to manufacture our needed raw materials in compliance with regulatory requirements, or their manufacturing facilities may not be able to maintain compliance with regulatory requirements. Any replacement supplier would have to be qualified with the relevant regulatory authorities, which is an expensive and time-consuming process during which we may experience an interruption in our manufacturing operations. We may also be unsuccessful in negotiating favorable terms with such a supplier. Any of these contingencies would likely affect the financial results of our operations and may have a negative impact on our share price. In particular, if we are not able to establish a replacement vendor for our medical-grade silicone, we would be unable to manufacture our Motiva Implants as well as other products that we manufacture under contract to other customers until such time as a replacement vendor is identified, which would likely significantly affect the financial results of our operations and have significantly negative impact on our share price.

Our current supply agreement with NuSil expires in December 2021. There can be no assurance that NuSil will agree to continue to supply us with medical-grade silicone following the expiration of our contract on terms that are acceptable to us, or at all. This would have a material adverse effect on our business, financial condition, and results of operations for the reasons set forth above.
In addition, our relationship with NuSil involves other risks, including but not limited to the following:

▪	it may not be able, or willing, to manufacture silicone raw materials with our agreed-upon specifications;

▪
it may not be able, or willing, to manufacture our needed raw materials in compliance with regulatory requirements, or our its manufacturing facilities may not be able to maintain compliance with regulatory requirements;

▪	it may not be able to supply sufficient quantities of each raw material quickly enough for us to respond to rapid increases in demand;

▪	it may unintentionally convey information to our competitors that is helpful in understanding our proprietary compositions and other trade secrets of our manufacturing processes;

▪	we may be subject to price fluctuations if we fail to meet certain minimum order requirements, or if our existing contract expires or is renegotiated;

▪	it may lose access to critical services and components, resulting in interruption in manufacture or shipment of medical-grade silicone;

▪	its facilities may be affected by earthquakes, wild fires, mud slides or other natural disasters, which could delay or impede production of our raw materials;

▪	we may be required to obtain regulatory approvals related to any change in our supply chain;

▪	NuSil may wish to discontinue supply of products to us due to its existing relationships with our competitors;

▪	NuSil may claim ownership of the intellectual property associated with our ProgressiveGel family of silicone gel rheologies; and

▪
NuSil or its parent entity may encounter financial or other hardships unrelated to our demand for products, which could negatively impact their ability to fulfill our orders and support our regulatory approvals.

Negative publicity concerning our products or our competitors’ products could harm our reputation and reduce demand for silicone breast implants, either of which could impact our financial results and/or share price.
The silicone breast implant industry has been the focus of significant regulatory and media scrutiny. Silicone breast implants were removed from the U.S. marketplace for a period in the 1990s and 2000s related to safety concerns. Certain patient advocacy groups exist to publicize real and perceived health risks associated with silicone breast implants and plastic surgery generally. The activities of legislative bodies, regulatory agencies, physician organizations, and other groups may lead to publicity around the real and perceived risks to patients from silicone implants. Any of these could reduce patient demand for our products, or could, even in the absence of a change in demand, negatively impact our share price. In addition, activity of this type could result in an increase in the number or size of product liability claims, which would adversely affect our business, financial results, and/or the price of our shares.
Recent studies have called into question the long-term safety of breast implants and there have also been reports of anaplastic large cell lymphoma linked to our competitors’ products. These events may lead to a reduction in the demand for silicone breast implants and could adversely affect our business.
Silicone breast implants have been associated with higher rates of anaplastic large cell lymphoma, or ALCL, a rare type of cancer affecting cells of the immune system. In January 2011, the FDA indicated that there was a possible association between saline and silicone gel-filled breast implants and higher rates of ALCL, with the causal links not yet understood. In March 2015, France’s National Cancer Institute, or NCI, noted that there is a clearly established link between ALCL and breast implants, which is referred to as breast implant-associated ALCL, or BIA-ALCL. The NCI noted in that report that most of the reported cases occurred in women with textured implants. In response, the Agence Nationale de Securite du Medicament et des Produits de Sante, or ANSM, the regulatory authority in France, has required manufacturers marketing breast implants in France, including us, to submit biocompatibility data for review, and this review is ongoing. While France by itself is a very small market for us, we anticipate that the results of this regulatory inquiry will influence other regulatory agencies in a variety of countries. It is possible that the BIA-ALCL risk factor will become highly publicized as a result, and this could negatively, and significantly, impact demand for breast implants globally.
In August 2017, the FDA updated its recommendations on BIA-ALCL and subsequently requested all breast implant manufacturers to revise their physician and patient labeling with the most up-to-date information.  The August 2017 update described BIA-ALCL as “rare” and stated “we have strengthened our understanding of this condition and concur with the World Health Organization designation of breast implant-associated anaplastic large cell lymphoma (BIA-ALCL) as a rare T-cell lymphoma that can develop following breast implants. The exact number of cases remains difficult to determine due to significant limitations in world-wide reporting and lack of global implant sales data. At this time, most data suggest that BIA-ALCL occurs more frequently following implantation of breast implants with textured surfaces rather than those with smooth surfaces.” The FDA noted it does not recommend prophylactic breast implant removal in a patient without symptoms or other abnormalities.
In March 2018, the FDA further updated its reporting on BIA-ALCL stating “we are reporting that we are aware of 414 total cases of BIA-ALCL. Additionally, studies reported in medical literature estimate that the lifetime risk of developing BIA-ALCL for patients with textured breast implants ranges from 1 in 3,817 to 1 in 30,000.” The FDA noted that the update did not change the agency’s recommendation and that choosing to obtain a breast implant is a very personal decision that patients and providers should make with the most complete information available.
We do not produce the type of more rough textured implants that were involved in these reports, and, to date, no cases of BIA-ALCL have been reported in women with Motiva Implants. Future clinical studies or clinical experience may indicate that breast implants expose patients to greater risks of BIA-ALCL, which may reduce demand for silicone implants generally, expose us to product liability claims, as well as to class actions and other lawsuits. These impacts may occur in the absence of any specific linkage with our products. Moreover, if cases of BIA-ALCL or other complications are discovered in the future and/or are reported in patients with Motiva Implants, we could be subject to mandatory product recalls, suspension or withdrawal of our regulatory licensure for sale in one or more countries, and significant legal liability. Any of these may have an adverse effect on our business or operating results, or a negative impact on our share price.
Risks Related to Intellectual Property
The medical device industry is characterized by patent litigation and we could become subject to litigation that could be costly, result in the diversion of management's time and efforts, require us to pay damages or prevent us from marketing our existing or future products.
Patent litigation is prevalent in the medical device and diagnostic sectors. Our commercial success depends in part upon our ability and that of our distributors, contract manufacturers, and suppliers to manufacture, market, to sell our planned products, and to use our proprietary technologies without infringing, misappropriating or otherwise violating the proprietary rights or intellectual property of third parties. We may become party to, or be threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology. Third parties may assert infringement claims against us based on existing or future intellectual property rights. If we are found to infringe a third-party’s intellectual property rights, we could be required to obtain a license from such third-party to continue developing and marketing our products and technology. We may also elect to enter into such a license in order to settle pending or threatened litigation. However, we may not be able to obtain any required license on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us, and could require us to pay significant royalties and other fees. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages. A finding of infringement could prevent us from commercializing our planned products in commercially important territories, or force us to cease some of our business operations, which could harm our business. Many of our employees were previously employed at, and many of our current advisors and consultants are employed by, universities or other biotechnology, medical device or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, advisors and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we, or these employees, have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. These and other claims that we have misappropriated the confidential information or trade secrets of third parties can have a similar negative impact on our business to the infringement claims discussed above.
Even if we are successful in defending against intellectual property claims, litigation or other legal proceedings relating to such claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common shares. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of litigation or other intellectual property related proceedings could have a material adverse effect on our ability to compete in the marketplace.
If we fail to comply with our obligations in our intellectual property agreements, we could lose intellectual property rights that are important to our business.
We are a party, and expect to become party in the future, to certain intellectual property agreements that impose various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, any licensor may have the right to terminate such agreements, in which event we may not be able to develop and market any product that is covered by such agreements. Termination of such agreements, or reduction or elimination of our rights under such agreements, may result in our having to negotiate new or reinstated arrangements on less favorable terms, or our not having sufficient intellectual property rights to operate our business. The occurrence of such events could harm our business and financial condition.
The risks described elsewhere in this prospectus pertaining to our intellectual property rights also apply to any intellectual property rights that we may license, and any failure by us or any future licensor to obtain, maintain, defend and enforce these rights could have a material adverse effect on our business.
If we are not able to obtain and maintain intellectual property protection for our products and technologies, or if the scope of our patents is not sufficiently broad, we may not be able to effectively maintain our market leading technology position.
Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and products.
The patent position of medical device and diagnostic companies generally is highly uncertain and involves complex legal and factual questions for which legal principles remain unresolved. In recent years, patent rights have been the subject of significant litigation. As a result, the issuance, scope, validity, enforceability and commercial value of the patent rights we rely on are highly uncertain. Pending and future patent applications may not result in patents being issued which protect our technology or products or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of the patents we rely on or narrow the scope of our patent protection. The laws of other countries may not protect our rights to the same extent as the laws of the U.S. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we or were the first to file for patent protection of such inventions.
Even if the patent applications we rely on issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and the patents we rely on may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new planned products, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours or otherwise provide us with a competitive advantage.
We may become involved in legal proceedings to protect or enforce our intellectual property rights, which could be expensive, time consuming, or unsuccessful.
Competitors may infringe or otherwise violate the patents we rely on, or our other intellectual property rights. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property rights. In addition, in an infringement proceeding, a court may decide that a patent we are asserting is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the patents we are asserting do not cover the technology in question. An adverse result in any litigation proceeding could put one or more patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.
Interference or derivation proceedings provoked by third parties or brought by the U.S. Patent and Trademark Office, or USPTO, or any other patent authority may be necessary to determine the priority of inventions or other matters of inventorship with respect to patents and patent applications. We may become involved in proceedings, including oppositions, interferences, derivation proceedings inter partes reviews, patent nullification proceedings, or re-examinations, challenging our patent rights or the patent rights of others, and the outcome of any such proceedings are highly uncertain. An adverse determination in any such proceeding could reduce the scope of, or invalidate, important patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Our business also could be harmed if a prevailing party does not offer us a license on commercially reasonable terms, if any license is offered at all. Litigation or other proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may also become involved in disputes with others regarding the ownership of intellectual property rights. If we are unable to resolve these disputes, we could lose valuable intellectual property rights.
Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical or management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of our common shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could have an adverse effect on our ability to compete in the marketplace.
If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected, harming our business and competitive position.
In addition to our patented technology and products, we rely upon confidential proprietary information, including trade secrets, unpatented know-how, technology and other proprietary information, to develop and maintain our competitive position. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in the market. We seek to protect our confidential proprietary information, in part, by confidentiality agreements with our employees and our collaborators and consultants. We also have agreements with our employees and selected consultants that obligate them to assign their inventions to us. These agreements are designed to protect our proprietary information, however, we cannot be certain that our trade secrets and other confidential information will not be disclosed or that competitors will not otherwise gain access to our trade secrets, or that technology relevant to our business will not be independently developed by a person that is not a party to such an agreement. Furthermore, if the employees, consultants or collaborators that are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations. Further, our trade secrets could be disclosed, misappropriated or otherwise become known or be independently discovered by our competitors. In addition, intellectual property laws in foreign countries may not protect trade secrets and confidential information to the same extent as the laws of the United States. If we are unable to prevent disclosure of the intellectual property related to our technologies to third parties, we may not be able to establish or maintain a competitive advantage in our market, which would harm our ability to protect our rights and have an adverse effect on our business.
We may not be able to protect or enforce our intellectual property rights throughout the world.
Filing, prosecuting and defending patents on all of our planned products throughout the world may be prohibitively expensive to us. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in international jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.
Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents or applications will be due to be paid by us to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents or applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to use our technologies and this circumstance would have a material adverse effect on our business.
Our internal computer systems, or those used by third parties which we rely on, may fail or suffer security breaches.
Despite the implementation of security measures, our internal computer systems, or those used by third parties which we rely on, are vulnerable to damage from computer viruses and unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. While we have not experienced any such material system failure or security breach to our knowledge to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of data from completed, ongoing or future studies could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our current and future products could be delayed.
Risks Related to Government Regulation
The regulatory approval process is expensive, time consuming and uncertain, and may prevent us from obtaining approvals for the commercialization of Motiva Implants or our planned products.
The research, testing, manufacturing, labeling, approval, selling, import, export, marketing and distribution of medical devices are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, where regulations differ from country to country. Our products are registered to be sold in over 60 countries, but we are not permitted to market our planned products in the United States until we receive the requisite approval or clearance from the FDA. We have not submitted an application or received marketing approval for Motiva Implants or any planned products in the United States. Obtaining PMA approval for sale for a medical device from the FDA can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA and other applicable U.S. and foreign regulatory requirements may subject us to administrative or judicially imposed sanctions, including the following:

▪	warning letters;

▪	civil or criminal penalties and fines;

▪	injunctions;

▪	suspension or withdrawal of regulatory approval;

▪	suspension of any ongoing clinical studies;

▪	voluntary or mandatory product recalls and publicity requirements;

▪	refusal to accept or approve applications for marketing approval of new devices or supplements to approved applications filed by us;

▪	restrictions on operations, including costly new manufacturing requirements; or

▪	seizure or detention of our products or import bans.

Prior to receiving approval to commercialize any of our planned products in the United States or abroad, we may be required to demonstrate with substantial evidence from preclinical and well-controlled clinical studies, and to the satisfaction of the FDA or other regulatory authorities abroad, that such planned products are safe and effective for their intended uses. Results from preclinical studies and clinical studies can be interpreted in different ways. Even if we believe the preclinical or clinical data for our planned products are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. Administering any of our planned products to humans may produce undesirable side effects, which could interrupt, delay or cause suspension of clinical studies of our planned products and result in the FDA or other regulatory authorities denying approval of our planned products for any or all targeted indications.
Regulatory approval from the FDA is not guaranteed, and the approval process is expensive and may take several years. The FDA also has substantial discretion in the approval process. Despite the time and expense exerted, failure can occur at any stage, and we could encounter problems that cause us to abandon or repeat clinical studies, or perform additional preclinical studies and clinical studies. The number of preclinical studies and clinical studies that will be required for FDA approval varies depending on the planned product, the indication that the planned product is designed to address and the regulations applicable to any particular planned product. The FDA can delay, limit or deny approval of a planned product for many reasons, including, but not limited to, the following:

▪	a planned product or one or more of its features may not be deemed safe or effective;

▪	FDA officials may not find the data from preclinical studies and clinical studies sufficient;

▪	the FDA might not approve our manufacturing or our third-party supplier’s processes or facilities; or

▪	the FDA may change its approval policies or adopt new regulations.
If Motiva Implants or any planned products fail to demonstrate safety and efficacy in preclinical and clinical studies or do not gain regulatory approval, our business and results of operations will be harmed.
Even if we receive regulatory approval for a planned product, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and subject us to penalties if we fail to comply with applicable regulatory requirements.
When a regulatory approval is obtained, the approved product and its manufacturer are subject to continual review by the FDA or non-U.S. regulatory authorities. Our regulatory approval for Motiva Implants, as well as any regulatory approval that we receive for Motiva Implants or for any planned products may be subject to limitations on the indicated uses for which the product may be marketed. Future approvals may contain requirements for potentially costly post-marketing follow-up studies to monitor the safety and efficacy of the approved product. In addition, we are subject to extensive and ongoing regulatory requirements by the FDA and other regulatory authorities with regard to the labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for our products. In addition, we are required to comply with regulations regarding the manufacture of Motiva Implants, which include requirements related to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, regulatory authorities must inspect these manufacturing facilities and determine they are in compliance with FDA good manufacturing practice requirements as set forth in the Quality System Regulation, or QSR, before the products can be approved. These facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with QSR regulations. If we or a third party discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturer or us, including requiring withdrawal of the product from the market or suspension of manufacturing.
Health care reform measures could hinder or prevent our planned products’ commercial success.
In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the health care system in ways that could affect our future revenue and future profitability and the future revenue and future profitability of our potential customers. Federal and state lawmakers regularly propose and, at times, enact legislation, that could result in significant changes to the health care system, some of which are intended to contain or reduce the costs of medical products and services. For example, one of the most significant health care reform measures in decades, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or PPACA, was enacted in 2010. The PPACA contains a number of provisions, including those governing enrollment in federal health care programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government health care programs and will result in the development of new programs. The PPACA, among other things, could result in the imposition of injunctions and imposes a tax of 2.3% on the retail sales price of medical devices sold after December 31, 2012. This tax may apply to Motiva Implants and some or all of our products which are in development. The excise tax has been temporarily suspended through the end of 2019, but will be reinstated in 2020 without additional Congressional action.
Some provisions of the PPACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the PPACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the PPACA. While Congress has not passed comprehensive repeal legislation, we expect there will be additional challenges and amendments to the PPACA in the future as new administrations and politicians are elected. Since January 2017, two executive orders have been signed and other directives designed to delay, circumvent, or loosen certain requirements mandated by the PPACA. Concurrently, Congress has considered legislation that would repeal and replace all or part of the PPACA. While Congress has previously been successful at passing comprehensive repeal legislation through both Chambers of Congress, it had then been vetoed by former President Obama; however full repeal legislation is unlikely in the current political climate. Furthermore, the Tax Cuts and Jobs Act passed in December of 2017 included a provision that would repeal one of the primary pillars of the law, the PPACA’s individual mandate penalty that essentially assessed a monetary penalty or fine on certain individuals who fail to maintain qualifying health coverage for all or part of a year. Congress may consider other legislation to repeal or replace elements of the PPACA on a provision-by-provision basis. We cannot assure you that the PPACA, as currently enacted or as amended in the future, will not adversely affect our business and financial results and we cannot predict how future federal or state legislative or administrative changes relating to health care reform will affect our business. Furthermore, legislators continue efforts to repeal and replace other elements of the PPACA. While the result of these efforts is not yet known, any changes that result in price controls, reduce access to and reimbursement for care or add additional regulations may have an adverse effect on our financial condition and results of operations.
In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. For example, the Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals for spending reductions to Congress. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, which triggered the legislation’s automatic reduction to several government programs, including aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013, which, due to subsequent legislative amendments to the statute, including the Bipartisan Budget Act of 2018, will remain in effect through 2027 unless additional Congressional action is taken. We cannot predict whether any additional legislative changes will affect our business.
There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of health care. We cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care services to contain or reduce costs of health care may adversely affect:

▪	our ability to set a price that we believe is fair for our products;

▪	our ability to generate revenue and achieve or maintain profitability; and

▪	the availability of capital.
If we fail to comply with health care regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.
Even though we do not and will not control referrals of health care services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state health care laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. If we are approved by the FDA to market our products in the United States, we could be subject to health care fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The regulations that may affect our ability to operate include, without limitation:

▪
the federal Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal health care programs, such as the Medicare and Medicaid programs;

▪
the federal physician self-referral law, commonly known as the Stark Law, which prohibits, among other things, physicians who have a financial relationship, including an investment, ownership or compensation relationship with an entity, from referring Medicare and Medicaid patients to that entity for designated health services, unless an exception applies. Similarly, entities may not bill Medicare, Medicaid or any other party for services furnished pursuant to a prohibited referral. Unlike the federal Anti-Kickback Statute, the Stark Law is a strict liability statute, meaning that all of the requirements of a Stark Law exception must be met in order to be compliant with the law;

▪
the federal civil and criminal false claims and civil monetary penalties laws, including the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government;

▪	HIPAA, which prohibits, executing a scheme to defraud any health care benefit program or making false statements relating to health care matters;

▪
the federal transparency requirements under the PPACA which requires certain manufacturers of drugs, devices, biologics and medical supplies to annual report to the HHS information related to physician payments and other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

▪
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic health care transactions and protects the security and privacy of protected health information;

▪
state law equivalents of each of the above federal laws, such as anti-kickback, transparency and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, as well as state post-marketing compliance laws; and

▪
state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The PPACA, among other things, amended the intent requirement of the federal Anti-Kickback Statute and criminal health care fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act.
Similar regulations would also apply to our business in countries where we have started direct sales operations, like Brazil and several others within the European Union, where they have different regulations at European and national levels. There is a high degree of complication in complying with the different levels of regulation and the singular differences in the different countries and markets.
If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in Medicare, Medicaid and other federal healthcare programs, individual imprisonment, additional reporting and government oversight, if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. Any such penalties or curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal, state or international privacy, security and fraud laws may prove costly.
We have obtained the authorization to distribute our products in regions/countries such as Europe and Brazil through the certification of our Quality System by the corresponding regulatory entities. Failing to demonstrate that our Quality System is in place, that consistently and systematically ensures compliance with regulations from such regions/countries might imply losing the certifications and as such, the rights to freely distribute the products which would adversely impact the company’s revenue and reputation.
French regulatory authorities at the ANSM are evaluating the biocompatibility of textured breast implants.
In February 2016, the ANSM set up a temporary scientific committee to assess the biocompatibility of implantable breast prostheses. Its objective is “to give an opinion on the documented demonstration of the biocompatibility of implantable breast implants from manufacturers.”
Accordingly, all manufacturers of breast implants marketed in France, including us, received correspondence from ANSM authorities during the first half of 2015, requesting certain biocompatibility compliance data on breast implants. A period of twelve months was set for all manufacturers to complete the demonstration of conformity with the enhanced biocompatibility requirements. During September 2016, we met with the ANSM to discuss conducting a testing plan to be completed during 2017, and have submitted information and responses to follow up requests to ANSM on multiple occasions from July 2017 to November 2017. The ANSM authorities have stated that they may suspend marketing of implants that do not demonstrate conformity within the timeframe given. While France by itself is a very small market for us, we anticipate that the results of this regulatory inquiry will influence other regulatory agencies in a variety of countries. It is possible that the ALCL risk factor will become highly publicized as a result, and this could negatively, and significantly, impact demand for breast implants globally. Any suspension of sale of our implants in France would adversely affect our business and sales in France and could negatively influence our sales in other countries.
The Dutch Health Care Inspectorate, together with the RIVM, are evaluating silicone breast implants through a market surveillance study.
In 2015, the Netherlands National Institute for Public Health and the Environment, or RIVM, commissioned by the Dutch Health Care Inspectorate, initiated an assessment of the ten manufacturers that commercialize breast implants on the Dutch market, including us. The purpose was to investigate the quality of the silicone breast implants addressing a revision of the technical files, a physical-chemical characterization of the silicone materials, biocompatibility and identifying any concern related to the patient safety.
For this investigation, important parts of the technical files of each manufacturer of silicone breast implants were evaluated. In parallel, laboratory analyses were performed on the chemical composition and potentially harmful properties of the implants. Each manufacturer was evaluated based on the assessment of the technical files, and the information was published initially without identifying the results to the manufacturer.
Subsequently, each manufacturer presented an update of the findings and observations of this evaluation. In February 2018, the results of the updated assessment were published for the market surveillance study. In this reassessment, we corrected a typographical error in the name of our silicone gel. Laboratory analyses of the actual implants showed no deviations that could cause health damage. The Dutch Health Care Inspectorate has not revealed if they will continue with the assessments on a periodic basis or what other aspects they may evaluate. Any deficiencies of our implants in the Netherlands could adversely affect our business and sales in Europe and throughout the world.
Risks Related to This Offering and Ownership of Our Securities
Our share price may be volatile, and purchasers of our securities could incur substantial losses.
Our share price is likely to be volatile. The securities markets in general, and the market for biotechnology and medical device companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common shares at or above the initial public offering price. The market price for our shares may be influenced by many factors, including the following:

▪	our ability to successfully commercialize, and realize revenues from sales of, Motiva Implants, MotivaImagine Centers and Motiva branded surgeries;

▪	the success of competitive products or technologies;

▪	results of clinical studies of Motiva Implants or planned products or those of our competitors;

▪	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our products;

▪	introductions and announcements of new products by us, our commercialization partners, or our competitors, and the timing of these introductions or announcements;

▪	actions taken by regulatory agencies with respect to our products, clinical studies, manufacturing processes or sales and marketing terms;

▪	variations in our financial results or those of companies that are perceived to be similar to us;

▪	the success of our efforts to acquire or in-license additional products or planned products;

▪	developments concerning our collaborations, including but not limited to those with our sources of manufacturing supply and our commercialization partners;

▪	developments concerning our ability to bring our manufacturing processes to scale in a cost-effective manner;

▪	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

▪	developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our products;

▪	our ability or inability to raise additional capital and the terms on which we raise it;

▪	the recruitment or departure of key personnel;

▪	changes in the structure of health care payment systems;

▪	negative shifts in the economy effecting the number of aesthetic breast procedures;

▪	market conditions in the pharmaceutical and biotechnology sectors;

▪	actual or anticipated changes in earnings estimates or changes in securities analyst recommendations regarding our common shares, other comparable companies or our industry generally;

▪	trading volume of our common shares;

▪	sales of our common shares by us or our shareholders;

▪	general economic, industry and market conditions; and

▪	the other risks described in this “Risk Factors” section.
These broad market and industry factors may harm the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could adversely affect our business, financial condition, results of operations and growth prospects.
CPH TU, LP, an entity affiliated with one of our directors, owns and will own after this offering a significant percentage of our common shares and will exercise significant influence over matters requiring shareholder approval.
Based upon the assumed number of shares to be sold in this offering and the assumed midpoint of the price range, each as set forth on the cover page of this prospectus, CPH TU, LP, or CPH, an entity affiliated with one of our directors, Nicholas Lewin, will beneficially own 48.0% of our outstanding common shares following this offering (assuming no exercise of the underwriters’ option to purchase additional shares). Nicholas Lewin and CPH will therefore have significant influence over management and significant control over matters requiring shareholder approval, including the annual election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. This concentrated control may limit shareholders’ ability to influence corporate matters and, as a result, we may take actions that our shareholders do not view as beneficial. As a result, the market price of our common shares could be adversely affected.
Future sales of our common shares, or the perception that future sales may occur, may cause the market price of our common shares to decline, regardless of our operating performance.
Sales of substantial amounts of our common shares in the public market after this offering, or the perception that these sales may occur, could materially and adversely affect the price of our common shares and could impair our ability to raise capital through the sale of additional equity securities. The common shares sold in this offering will be freely tradable, without restriction, in the public market, except for any shares sold to our affiliates.
In connection with this offering, we, our officers, directors, certain of our option holders, and holders of substantially all of our outstanding share capital have agreed, prior to the commencement of this offering, subject to specified exceptions, not to directly or indirectly sell or transfer any common shares for 180 days after the date of this prospectus without the consent of Jefferies LLC, or Jefferies, and Cowen and Company, LLC, or Cowen. However, Jefferies and Cowen may release these shares from any restrictions at any time. After the lock-up agreements expire, based on shares outstanding as of June 30, 2018, 16,344,162 common shares may be sold in the public market by existing shareholders 181 days after the date of this prospectus, subject to volume and other limitations imposed under the federal securities laws.
Sales of substantial amounts of our common shares in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our common shares and could materially impair our ability to raise capital through offerings of our common shares. We cannot predict what effect, if any, market sales of shares held by any shareholder or the availability of shares for future sale will have on the market price of our common shares. See the section titled “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our common shares after this offering.
We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, which was enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the date on which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may suffer or be more volatile.
Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act.
We could be subject to securities class action litigation.
In the past, securities class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in the price of our ordinary shares, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and results of operations and divert management’s attention and resources from our business.
After this offering, our executive officers, directors and principal shareholders will continue to maintain the ability to control or significantly influence all matters submitted to shareholders for approval.
Upon the closing of this offering, our executive officers, directors and shareholders who owned more than 5% of our outstanding common shares before this offering will, assuming the exercise of all options held by such persons, in the aggregate, beneficially own shares representing approximately 56.84% of our common shares, based on 16,205,274 common shares outstanding as of June 30, 2018 (which includes 138,888 common shares issuable upon conversion of Class G-1 ordinary shares based on an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus) and after giving effect to the sale of 3,125,000 shares in this offering. As a result, if these shareholders were to choose to act together, they would be able to control or significantly influence all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these shareholders, if they choose to act together, will control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire.
We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.
As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the other rules and regulations of the Securities and Exchange Commission, or SEC, and the rules and regulations of The Nasdaq Capital Market, or Nasdaq. The expenses that will be required in order to adequately prepare for being a public company will be material, and compliance with the various reporting and other requirements applicable to public companies will require considerable time and attention of management. For example, the Sarbanes-Oxley Act and the rules of the SEC and national securities exchanges have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. These rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits on coverage or incur substantial costs to maintain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified personnel to serve on our board of directors, our board committees, or as executive officers.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning with our second annual report on Form 10-K. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 10-K following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our shares could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.
Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for our common shares, and could adversely affect our ability to access the capital markets.
We have identified material weaknesses in our internal control over financial reporting as of December 31, 2017, and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our consolidated financial statements. If we fail to remedy our material weaknesses, or if we fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Prior to the completion of this offering, we have been a private company with limited accounting and compliance personnel and other resources to address our internal control over financial reporting.
In connection with the preparation and audit of our 2016 financial statements, we had two material weaknesses. First, we did not maintain a sufficient complement of resources with an appropriate level of accounting knowledge, U.S. GAAP experience and training commensurate with our structure and financial reporting requirements. Second, we did not have adequate separation of duties to provide for appropriate control of cash and other accounts.
We have hired additional personnel in our accounting department, and hired consultants with technical expertise to account for our complex financial instruments related to our debt agreements with CPH, and Perceptive Credit Holdings, L.P., or Perceptive, as well as other business combination and asset acquisition accounting.
Management determined that these material weakness were remediated as of December 31, 2017.
In connection with the preparation and audit of our 2017 financial statements, we had the following material weaknesses. We did not perform adequate reviews of the accounting for each tranche of the debt outstanding under the Madryn Credit Agreement and the standard-to-actual inventory costing. Further, at our Brazilian subsidiary, we did not employ an adequate number of accounting and finance professionals with the requisite expertise in order to timely and accurately capture, record and review the high volume of transactions.
We are in the process of improving policies and procedures and designing more effective controls to remediate these material weaknesses, but our remediation efforts are not complete and are ongoing. If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, it may materially adversely affect our ability to report our financial condition and results of operations in a timely and accurate manner and impact investor confidence in our Company.

The actions we have taken are subject to continued review, supported by confirmation and testing by management as well as audit committee oversight. While we have implemented a plan to remediate these material weaknesses we cannot assure you that we will be able to remediate them, which could impair our ability to accurately and timely report our consolidated financial position, results of operations, or cash flows. Our failure to remediate the material weaknesses identified above or the identification and remediation of additional material weaknesses in the future, could adversely affect our ability to report financial information, including our filing of quarterly or annual reports with the SEC on a timely and accurate basis. Moreover, our failure to remediate the material weakness identified above or the identification of additional material weaknesses, could prohibit us from producing timely and accurate consolidated financial statements, which may adversely affect our share price and we may be unable to maintain compliance with Nasdaq listing requirements.
Our ability to use net operating losses to offset future taxable income and certain other tax attributes may be subject to certain limitations.
Federal and California laws impose restrictions on the utilization of net operating loss carryforwards and research and development credit carryforwards in the event of a change in ownership of the company, which constitutes an “ownership change” as defined by Internal Revenue Code Sections 382 and 383.  Generally, an ownership change occurs if the percentage of the value of the shares that are owned by one or more direct or indirect “five percent shareholders” increases by more than 50% over their lowest ownership percentage at any time during the applicable testing period. If we have experienced an “ownership change” at any time since our formation, we may already be subject to limitations on our ability to utilize our existing net operating losses and other tax attributes. We have not experienced an ownership change in the past that would materially impact the availability of its net operating losses and tax credits. Nevertheless, future changes in our share ownership, which may be outside of our control, may trigger an “ownership change” and, consequently, Section 382 and 383 limitations. We have not completed a Section 382 and 383 analysis to determine if an ownership change has occurred. Until such analysis is completed, we cannot be sure that the full amount of the existing net operating loss carryforwards will be available to us, even if we do generate taxable income before their expiration. In addition, under the newly enacted U.S. federal income tax law, federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses is limited.
The recently passed comprehensive U.S. tax reform bill could adversely affect our business and financial condition.
On December 22, 2017, new legislation was passed that significantly revises the Internal Revenue Code of 1986, as amended.  The newly enacted U.S. federal income tax law, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits.  Notwithstanding the reduction in the corporate income tax rate, the overall impact of the new federal tax law is uncertain and our business and financial condition could be adversely affected.  In addition, it is uncertain if and to what extent various states will conform to the newly enacted federal tax law.  The impact of this tax reform on holders of our common shares is also uncertain and could be adverse.  We urge our stockholders to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our common shares.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.
A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, the U.S. Internal Revenue Service or another tax authority could challenge the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contrast such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable. In addition, we may be subject to additional tax liabilities, which could materially and adversely affect our business, financial condition and results of operations. The application, interpretation and enforcement value-added tax, or VAT, and other taxes and related regulations applicable to medical device companies is complex and evolving.
Discontinuation of preferential tax treatments we currently enjoy or other unfavorable changes in tax law could result in additional compliance obligations and costs.
Discontinuation of preferential tax treatments we currently enjoy or other unfavorable changes in tax law could result in additional compliance obligations and costs. We are currently the beneficiary of a tax holiday in Costa Rica pursuant to which we are subject to a tax at a 6% rate. We are in the process of applying for, and expect to receive, a tax holiday in Costa Rica under which we would be subject to tax at a 0% rate. However, there can be no assurance that we will continue to qualify for or receive such favorable tax treatment. If we fail to maintain such favorable tax treatment we may be subject to tax in Costa Rica at a significantly higher rate.
If a United States person is treated as owning at least 10% of our common shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A U.S. shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a U.S. shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a U.S. shareholder with respect to any such controlled foreign corporation or furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A U.S. investor should consult its advisors regarding the potential application of these rules to an investment in our common shares.
If you purchase our securities in this offering, you will incur immediate and substantial dilution in the book value of your investment.
The initial public offering price is substantially higher than the net tangible book value per share of our securities. Investors purchasing shares in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing shares in this offering will incur immediate dilution of $ 14.17 per share, based on an assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus. Further, based on 14,771,383 shares outstanding as of March 31, 2018, investors purchasing shares in this offering will contribute approximately 33.8% of the total amount invested by shareholders since our inception, but will own, as a result of such investment, only approximately 17.5% of common shares outstanding immediately following this offering.
The exercise of any of our outstanding options would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. Further, because we may need to raise additional capital to fund our clinical development programs, we may in the future sell substantial amounts of common shares or securities convertible into or exchangeable for common shares. These future issuances of equity or equity-linked securities, together with the exercise of outstanding options and any additional shares issued in connection with acquisitions, if any, may result in further dilution to investors.
No public market for our common shares currently exists and an active trading market may not develop or be sustained following this offering.
There is no established trading market for our securities, and the market for our securities may be highly volatile or may decline regardless of our operating performance. Prior to this offering, you could not buy or sell our securities publicly. An active public market for our securities may not develop or be sustained after this offering. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our common shares or how liquid that market might become. An active and liquid trading market may be further hindered to the extent certain of our existing investors purchase shares in this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your securities at the time you wish to sell them, at a price that is attractive to you, or at all.
The initial public offering price per share has been determined through negotiation between us and representatives of the underwriters, and may not be indicative of the market prices that prevail after this offering. You may not be able to sell your common shares at or above the initial public offering price.
If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our common share price and trading volume could decline.
The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our common shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause our share price and trading volume to decline.
Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.
Although we currently intend to use the net proceeds from this offering in the manner described in the section titled “Use of Proceeds,” our management will have broad discretion in the application of the balance of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common shares to decline and delay the commercialization of Motiva Implants or other planned products. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
Provisions in our amended and restated memorandum and articles of association and under British Virgin Islands law could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management.
Provisions in our amended and restated memorandum and articles of association that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for our common shares, thereby depressing the market price of our common shares. In addition, these provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our shareholders to replace current members of our management team. Among others, these provisions include the following:

▪	our board of directors will be divided into three classes with staggered three-year terms which may delay or prevent a change of our management or a change in control;

▪
our board of directors will have the right to elect directors to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which will prevent shareholders from being able to fill vacancies on our board of directors;

▪
our shareholders will not be able to act by written consent, as a result, a holder, or holders, controlling a majority of our shares would not be able to take certain actions other than at annual shareholders’ meetings or special shareholders’ meetings;

▪
our amended and restated memorandum and articles of association do not allow cumulative voting in the election of directors, which limits the ability of minority shareholders to elect director candidates;

▪
amendments of our amended and restated memorandum and articles of association will require the approval of shareholders holding 66 2/3% of our outstanding voting shares (unless amended by the board of directors);

▪
our shareholders will be required to provide advance notice and additional disclosures in order to nominate individuals for election to our board of directors or to propose matters that can be acted upon at a shareholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company; and

▪	our board of directors will be able to issue, without shareholder approval, preferred shares with voting or other rights or preferences that could impede the success of any attempt to acquire us.
Moreover, because we are incorporated in the British Virgin Islands, we are governed by the provisions of BVI Business Companies Act, 2004, as amended, or the BVI Act, which provide for different shareholder rights than a Delaware corporation. See, for example, the risk factor titled “Rights of shareholders under British Virgin Islands law differ from those under U.S. law, and, accordingly, you may have fewer protections as a shareholder.”
Our employment agreements with our executive officers may require us to pay severance benefits to any of those persons who are terminated in connection with a change in control of us, which could harm our financial condition or results.
Certain of our executive officers are parties to employment agreements that contain change in control and severance provisions providing for aggregate cash payments of up to approximately $1.0 million for severance and other benefits and acceleration of vesting of share options in the event of a termination of employment in connection with a change in control of our company. The accelerated vesting of options could result in dilution to our existing shareholders and harm the market price of our common shares. The payment of these severance benefits could harm our financial condition and results. In addition, these potential severance payments may discourage or prevent third parties from seeking a business combination with our company.
Because we do not anticipate paying any cash dividends on our common shares in the foreseeable future, capital appreciation, if any, will be our shareholders’ sole source of gain.
We have in the past declared dividends on our share capital. See Note 8 to our annual consolidated financial statements for further information. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of existing or any future debt agreements may preclude us from paying dividends. For example, our credit agreement and guaranty with Madryn restricts our ability to pay dividends. As a result, capital appreciation, if any, of our common shares will be our shareholders’ sole source of gain for the foreseeable future.
Risks Related to Being a British Virgin Islands Company
Rights of shareholders under British Virgin Islands law differ from those under U.S. law, and, accordingly, you may have fewer protections as a shareholder.
Our corporate affairs are governed by our amended and restated memorandum and articles of association, the BVI Act, and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our ordinary shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs.
Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies, as summarized under “Description of Share Capital-Shareholders’ Rights Under British Virgin Islands Law Generally.” One protection under statutory law is that shareholders may bring an action to enforce the constituent documents of a British Virgin Islands company and are entitled to have the affairs of the company conducted in accordance with the BVI Act and the amended and restated memorandum and articles of association of the company. As such, if those who control the company have disregarded the requirements of the BVI Act or the provisions of our amended and restated memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is illegal; (ii) acts that constitute oppression, unfair discrimination or unfair prejudice against the minority where the wrongdoers control the company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (iv) acts where we have not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded to minority shareholders under the laws of many states in the United States.
British Virgin Islands law differs from the laws in effect in the United States, and U.S. investors may have difficulty enforcing civil liabilities against us, our directors or members of senior management named in this prospectus.
Under our amended and restated memorandum and articles of association, we may indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Furthermore, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of the British Virgin Islands and subject to the jurisdiction of the British Virgin Islands courts, unless those rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether U.S. courts would enforce these provisions in an action brought in the United States, under U.S. securities laws, these provisions could make judgments obtained outside of the British Virgin Islands more difficult to enforce against our assets in the British Virgin Islands or jurisdictions that would apply British Virgin Islands law.
British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.
British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce judgments of courts in the United States based on certain liability provisions of U.S. securities law, or to impose liabilities based on certain liability provisions of the U.S. securities laws that are penal in nature, in original actions brought in the British Virgin Islands. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a non-U.S. court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry and Market Data,” “Business” and “Shares Eligible for Future Sale,” contains forward-looking statements. In some cases you can identify these statements by forward-looking words, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “potential,” “seek,” “expect,” “goal,” or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

▪	our expected uses of the net proceeds from this offering;

▪	the timing and the success of U.S. approval of our Motiva Implants pursuant to our clinical and regulatory efforts;

▪	our ability to successfully commercialize our Motiva Implants in the United States;

▪	our ability to maintain regulatory approval of Motiva Implants in jurisdictions outside the United States or to obtain and maintain regulatory approval of other future products in any jurisdiction;

▪	our expectation that our existing capital resources and the net proceeds from this offering will be sufficient to fund a PMA clinical trial for Motiva Implants in the United States;

▪	the benefits of the use of Motiva Implants and our other products, services and technologies;

▪	the rate and degree of market acceptance of Motiva Implants and our other current or future products;

▪	our expectations regarding government and third-party payor coverage and reimbursement;

▪	our ability to manufacture our products in conformity with FDA requirements and to scale up manufacturing of our products to commercial scale;

▪	our ability to successfully build our relationships with distributors and direct sales force and commercial infrastructures;

▪	our ability to effectively compete in our markets;

▪	our reliance on third parties to conduct clinical studies;

▪	our reliance on third-party suppliers for certain product components, some of which are single source suppliers;

▪	our reliance on our collaboration partners’ performance over which we do not have control;

▪	our ability to retain and recruit key personnel, including development of a sales and marketing function in Brazil;

▪	our ability to obtain and maintain intellectual property protection for Motiva Implants and our other current and future products;

▪	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for, or ability to, obtain additional financing;

▪	our financial performance; and

▪	developments and projections relating to our competitors or our industry.
These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required under applicable law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

INDUSTRY AND MARKET DATA
We obtained the industry, market and similar data set forth in this prospectus from our own internal estimates and research, industry publications and surveys and studies conducted by third parties. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information and estimates.
Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

USE OF PROCEEDS
We estimate that the net proceeds from our issuance and sale of our common shares in this offering will be approximately $45.3 million , or approximately $52.3 million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $16.00 per common share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Each $ 1.00 increase (decrease) in the assumed initial public offering price of $16.00  per common share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $2.9  million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering by $14.9 million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. The as adjusted information is illustrative only, and will be adjusted based on the actual initial public offering price, number of shares offered and other terms of this offering determined at pricing.
We intend to use the net proceeds from this offering as follows:

▪	approximately $5.0 million to $8.0 million to fund our PMA study through the end of 2019 in order to obtain regulatory approval to market and sell our Motiva Implants in the United States;

▪	approximately $5.0 million to fund the repayment of indebtedness due to former Class Z preferred shareholders pursuant to promissory notes we issued to such holders in exchange for such shares; and

▪	the remainder to fund working capital and other general corporate purposes.
This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts and the status of and results from clinical studies, as well as any collaborations that we may enter into with third parties and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.
Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments such as money market funds, certificates of deposit, commercial paper and U.S. government securities.

DIVIDEND POLICY
We have in the past declared dividends on our share capital. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends in the foreseeable future. Future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our operating results, financial conditions, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, our credit agreement with Madryn Health Partners, LP, or Madryn, as administrative agent, and a syndicate of lenders restricts our ability to pay dividends.

CAPITALIZATION
The following table sets forth our cash and capitalization as of March 31, 2018:

▪	on an actual basis;

▪	on a pro forma basis to reflect the conversion of our issued and outstanding ordinary shares into an aggregate of 14,771,383 common shares immediately prior to the completion of this offering; and

▪
on a pro forma as adjusted basis to further reflect (i) the sale by us of 3,125,000 common shares in this offering at an assumed initial public offering price of $16.00 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the repayment of $5.0 million of indebtedness due to former Class Z preferred shareholders pursuant to promissory notes we issued to such holders in exchange for such shares .

You should read this table together with the sections titled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2018
	Actual	Pro Forma	Pro Forma As Adjusted (1)
	(unaudited) (in thousands, except share and per share data)
Cash	$6,613	$6,613	$46,919

Notes payable related party, including accrued interest	$4,994	$4,994	$—
Note payable, Madryn, net of debt discount and issuance costs	19,908	19,908	19,908
Shareholders’ equity (deficit):
Ordinary shares - $1.00 par value (class A and B), 21,206,630 shares authorized, 13,575,809 shares issued, 12,354,599 shares outstanding, actual; no shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	13,576	—	—
Ordinary shares - no par value (class C, D, E, F and G), 3,566,169 shares authorized, 2,416,784 shares issued and outstanding, actual; no shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	29,449	—	—
Common shares - no par value, 84,050,000 shares authorized, zero shares issued and outstanding, actual; 84,050,000 shares authorized and 14,771,383 shares issued and outstanding, pro forma; no set amount of shares authorized and 17,896,383 shares issued and outstanding, pro forma as adjusted(2)	—	72,042	117,342
Additional paid-in-capital	29,017	—	—
Treasury shares, at cost, 1,221,210 shares held	(6,465)	(6,465)	(6,465)
Accumulated deficit	(74,407)	(74,407)	(74,407)
Accumulated other comprehensive income	70	70	70
Total shareholders’ equity (deficit)	(8,760)	(8,760)	36,540
Total capitalization	$16,142	$16,142	$56,448

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00  per common share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted cash, shareholders’ equity (deficit) and total capitalization by $2.9  million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares we are offering would increase (decrease) each of pro forma as adjusted cash, shareholders’ equity (deficit) and total capitalization by $14.9 million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. The as adjusted information is illustrative only, and will be adjusted based on the actual initial public offering price, number of shares offered and other terms of this offering determined at pricing.

(2)
The common shares currently have a par value of $1.00. We intend to amend our memorandum and articles of association such that, effective upon completion of this offering, the common shares will have no par value.

The number of common shares to be outstanding after this offering is based on 14,771,383 shares outstanding as of March 31, 2018 and excludes:

▪
983,739 common shares issuable upon the exercise of share options outstanding as of March 31, 2018 granted under our 2015 Equity Incentive Plan with a weighted-average exercise price of $6.74 per share;

▪	145,000 common shares issuable upon the exercise of warrants outstanding as of March 31, 2018 with an exercise price of $3.80 per share;

▪
303,000 common shares issuable upon the exercise of options to purchase our common shares granted to certain of our directors and consultants pursuant to our 2018 Equity Incentive Plan, with a grant date on the effective date of this registration statement of which this prospectus forms a part and with an exercise price equal to the initial public offering price;

▪	433,031 unvested common shares that are subject to restricted stock awards outstanding as of March 31, 2018;

▪
625,000 Class G-1 ordinary shares issued to RTW Investments’ affiliated entities and 285,559 Class G ordinary shares issued to several investors after March 31, 2018, which resulted in aggregate gross proceeds of $14.6 million;

▪
138,888 common shares (based on an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus) issuable to RTW Investments’ affiliated entities upon the conversion of Class G-1 ordinary shares into common shares that will occur in connection with the closing of this offering;

▪	up to 100,000 common shares reserved for issuance in connection with acquisition-related obligations; and

▪
1,297,000 common shares available for future issuance under our equity compensation plans, consisting of (i)  1,197,000  common shares available for future issuance under our 2018 Equity Incentive Plan, which will be effective on the date of the effectiveness of the registration statement of which this prospectus forms a part , and (ii) 100,000 common shares initially reserved for issuance under our 2018 Employee Share Purchase Plan, which will be effective on the date of the effectiveness of the registration statement of which this prospectus forms a part. Our 2018 Equity Incentive Plan and 2018 Employee Share Purchase Plan also provide for automatic annual increases in the number of shares reserved under such plans each year, as more fully described in the section titled “Executive Compensation-Employee Benefit and Share Plans.”

DILUTION
If you invest in our common shares, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of common shares in this initial public offering and the pro forma as adjusted net tangible book value per common share immediately after this offering.
As of March 31, 2018 , our pro forma net tangible book value was approximately $(12.5) million , or $(0.85) per common share. Our pro forma net tangible book value per common share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of common shares outstanding as of March 31, 2018 , after giving effect to the conversion of our issued and outstanding ordinary shares into an aggregate of 14,771,383 common shares immediately prior to the completion of this offering .
After giving effect to (i) the sale by us of 3,125,000 common shares in this offering at an assumed initial public offering price of $16.00 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the repayment of $5.0 million of promissory notes held by former Class Z preferred shareholders, which repayment will occur in connection with this offering , our pro forma as adjusted net tangible book value as of March 31, 2018 would have been $32.8 million , or $1.83 per common share. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.68 per common share to our existing shareholders and an immediate dilution of $14.17 per common share to investors purchasing shares in this offering.
The following table illustrates this dilution:

Assumed initial public offering price per common share		$16.00
Pro forma net tangible book value per common share as of March 31, 2018	$(0.85)
Increase in pro forma as adjusted net tangible book value per common share attributable to new investors in this offering	2.68
Pro forma net tangible book value per common share, as adjusted to give effect to this offering		1.83
Dilution per common share to new investors in this offering		$14.17

The dilution information discussed above is illustrative only and will be adjusted based on the actual initial public offering price, the number of shares offered and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per common share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share by $0.16 per share and the dilution per share to investors participating in this offering by $0.84 per share , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share by $0.69 and $(0.77), respectively, and (decrease) increase dilution per share to investors participating in this offering by $(0.69) and $0.77, respectively , assuming that the assumed initial public offering price of $16.00 per common share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per common share after giving effect to this offering would be $2.17 per common share, and the dilution in net tangible book value per common share to investors in this offering would be $13.83 per common share.
The following table summarizes, as of March 31, 2018 on the pro forma as adjusted basis described above, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and investors in this offering paid for such shares (in thousands, except share and per share amounts and percentages). The calculation below is based on an assumed initial public offering price of $16.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing Shareholders	14,771,383	82.5%	$97,906	66.2%	$6.63
New Investors	3,125,000	17.5%	50,000	33.8%	16.00
Total	17,896,383	100.0%	$147,906	100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per common share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors $3.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. After giving effect to the sale of shares in the offering by us, if the underwriters exercise their option to purchase additional shares in full, our existing shareholders would own 80.4 % and new investors would own 19.6% of the total number of common shares outstanding upon the completion of this offering.
The number of common shares to be outstanding after this offering is based on 14,771,383 shares outstanding as of March 31, 2018 and excludes:

▪
983,739 common shares issuable upon the exercise of share options outstanding as of March 31, 2018 granted under our 2015 Equity Incentive Plan with a weighted-average exercise price of $6.74 per share;

▪	145,000 common shares issuable upon the exercise of warrants outstanding as of March 31, 2018 with an exercise price of $3.80 per share;

▪
303,000 common shares issuable upon the exercise of options to purchase our common shares granted to certain of our directors and consultants pursuant to our 2018 Equity Incentive Plan, with a grant date on the effective date of this registration statement of which this prospectus forms a part and with an exercise price equal to the initial public offering price;

▪	433,031 unvested common shares that are subject to restricted stock awards outstanding as of March 31, 2018;

▪
625,000 Class G-1 ordinary shares issued to RTW Investments’ affiliated entities and 285,559 Class G ordinary shares issued to several investors after March 31, 2018, which resulted in aggregate gross proceeds of $14.6 million;

▪
138,888 common shares (based on an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus) issuable to RTW Investments’ affiliated entities upon the conversion of Class G-1 ordinary shares into common shares that will occur in connection with the closing of this offering;

▪	up to 100,000 common shares reserved for issuance in connection with acquisition-related obligations; and

▪
1,297,000 common shares available for future issuance under our equity compensation plans, consisting of (i)  1,197,000  common shares available for future issuance under our 2018 Equity Incentive Plan, which will be effective on the date of the effectiveness of the registration statement of which this prospectus forms a part , and (ii) 100,000 common shares initially reserved for issuance under our 2018 Employee Share Purchase Plan, which will be effective on the date of the effectiveness of the registration statement of which this prospectus forms a part. Our 2018 Equity Incentive Plan and 2018 Employee Share Purchase Plan also provide for automatic annual increases in the number of shares reserved under such plans each year, as more fully described in the section titled “Executive Compensation-Employee Benefit and Share Plans.”

To the extent that any outstanding options or warrants are exercised, or new options or warrants are issued, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA
The following selected consolidated financial data should be read together with our consolidated financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, which are included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2017 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the year ended December 31, 2015 from our audited consolidated financial statements not included in this prospectus. We have derived the consolidated statements of operations data for the three months ended March 31, 2017 and 2018 and the balance sheet data as of March 31, 2018 from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. Our historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

	Years Ended December 31,			Three Months Ended March 31,
	2015	2016	2017	2017	2018
				(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$9,594	$19,801	$34,681	$6,919	$14,816
Cost of revenue	4,623	9,705	16,979	3,509	6,901
Gross profit	4,971	10,096	17,702	3,410	7,915
Operating expenses:
Sales, general and administrative	4,727	23,189	30,821	5,849	8,648
Research and development	604	2,740	6,864	1,503	2,147
Total operating expenses	5,331	25,929	37,685	7,352	10,795
Loss from operations	(360)	(15,833)	(19,983)	(3,942)	(2,880)
Interest expense	(955)	(3,413)	(10,420)	(927)	(2,171)
Change in fair value of derivative instruments	(182)	(2,484)	(2,428)	(286)	(1,305)
Other income (expense), net	(97)	(295)	(1,961)	161	(164)
Loss before income taxes	(1,594)	(22,025)	(34,792)	(4,994)	(6,520)
Provision for income taxes	—	(134)	(105)	(5)	(10)
Net loss	(1,594)	(22,159)	(34,897)	(4,999)	(6,530)
Cumulative dividend relating to ordinary shares	(171)	—	—	—	—
Dividend relating to ordinary shares	(623)	—	—	—	—
Net loss attributable to ordinary shareholders	$(2,388)	$(22,159)	$(34,897)	$(4,999)	$(6,530)

Basic and diluted net loss per share attributable to non-participating ordinary shareholders(1)	$(0.54)	$(3.42)	$(3.41)	$(0.75)	$(0.45)
Basic and diluted net loss per share attributable to participating ordinary shareholders(1)	$(0.81)	$—	$—	$—	$—
Weighted average outstanding non-participating ordinary shares used for net loss per share attributable to ordinary shareholders(1)	4,413,194	6,482,249	10,230,586	6,633,635	14,662,092
Weighted average outstanding participating ordinary shares used for net loss per share attributable to ordinary shareholders(1)	2,173,663	—	—	—	—

(1)
See Note 13 to our consolidated financial statements and Note 12 to our condensed unaudited interim financial statements included elsewhere in this prospectus for an explanation of the method used to calculate net loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of December 31,		As of March 31,
	2016	2017	2018
			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$479	$10,864	$6,613
Working capital (deficit)	(42,052)	(18,053)	20,678
Total assets	29,562	57,095	59,016
Long-term debt, net of debt discount and issuance costs	—	—	19,908
Other liabilities, long term	1,425	4,673	26,970
Total liabilities	55,997	62,108	67,776
Total shareholders’ deficit	(26,435)	(5,013)	(8,760)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.
Overview
We are a medical technology company focused on improving patient safety and aesthetic outcomes, initially in the breast aesthetics and reconstruction market. Our line of silicone gel-filled breast implants, branded as Motiva Implants, is the centerpiece of our MotivaImagine medical technology platform. Post-market surveillance data, which was not generated in connection with an FDA PMA approval study and was self-collected rather than collected at mandatory follow-ups, and published third-party data indicates that Motiva Implants show low rates of adverse events (including rupture, capsular contracture, and safety related reoperations) that we believe compare favorably with those of our competitors. We believe the proprietary technologies that differentiate our Motiva Implants enable improved safety and aesthetic outcomes and have helped drive our revenue growth. Our MotivaImagine platform enables surgical techniques that we promote as Motiva branded surgeries. We have developed other complementary products and services on our MotivaImagine platform, which are aimed at further enhancing patient outcomes.
We have devoted a majority of our resources since inception to developing our Motiva Implants, which we began selling in October 2010. We have incurred net losses in each year since inception, and we have financed our operations primarily through private equity financings and debt financings. Our revenue for the years ended December 31, 2016 and 2017 was $19.8 million and $34.7 million, respectively, an increase of $14.9 million, or 75%. Net losses increased from $22.2 million for the year ended December 31, 2016 to $34.9 million for the year ended December 31, 2017. As of December 31, 2017, we had an accumulated deficit of $67.9 million.
Our revenue for the three months ended March 31, 2017 and 2018 was $6.9 million and $14.8 million, respectively, an increase of $7.9 million, or 114%. Net losses increased from $5.0 million for the three months ended March 31, 2017 to $6.5 million for the three months ended March 31, 2018. As of March 31, 2018, we had an accumulated deficit of $74.4 million.
Our cash balance as of March 31, 2018 was $6.6 million. In multiple closings between April and June 2018, we issued an aggregate of $4.6 million of Class G ordinary shares at a purchase price of $16.00 per share to several investors. On May 17, 2018, we issued 625,000 shares of Class G-1 ordinary shares at a purchase price of $16.00 per share to entities affiliated with RTW Investments for an aggregate purchase price of $10.0 million.
We have made and continue to make significant investments in additional manufacturing capacity, marketing, customer service, and a direct sales force in certain territories like Brazil and several countries in Europe in order to drive and support further adoption of our Motiva Implants. We also intend to continue to make significant investments to conduct our PMA clinical trial in the United States, with the goal of obtaining FDA approval and commercializing our Motiva Implants in the United States, continue research and development of new and existing products and on programs to educate physicians about the benefits of our products. We also expect to incur significant additional expenditures as a public company.
As a result of these and other factors, we expect to continue to incur net losses in the intermediate term and may need to raise additional capital through equity and debt financings in order to fund our operations. Our operating results may fluctuate on a quarterly or annual basis in the future, and our growth or operating results may not be consistent with predictions made by securities analysts, if any. If we are unable to achieve our revenue growth objectives, we may not be able to achieve profitability.
We will continue to incur losses at least in the near term as we expand our organization to support planned sales growth, while also continuing to invest in research and development of our products, clinical trials to enable regulatory approval in the United States, and other commercialization efforts.

Components of Results of Operations
Revenue
We commenced sales of our Motiva Implants in October 2010 and these products have historically accounted for the majority of our revenues. Sales of our Motiva Implants accounted for approximately 87% and 80% of our revenues for the years ended December 31, 2016 and 2017, respectively, and we expect our revenues to continue to be driven primarily by sales of these products. We primarily derive revenue from sales of our Motiva Implants to two types of customers: (1) medical distributors and (2) direct sales to physicians, hospitals, and clinics.
We recognize revenue related to the sales of products at the time of shipment, except for a portion of our direct sales revenue that is generated from the sale of consigned inventory maintained at physician, hospital, and clinic locations. For consignment sales, revenue is recognized at the time we are notified by the customer that the product has been implanted. Our contracts with distributors do not typically contain right of return or price protection and have no post-delivery obligations.
We expect our revenue to increase as we enter new markets, expand awareness of our products in existing markets, and grow our distributor network and direct sales force. We also expect our revenue to fluctuate from quarter to quarter due to a variety of factors, including seasonal fluctuations in demand for Motiva Implants. We are also affected by foreign currency fluctuations, however, to date, the net impact of foreign currency translation has been insignificant.
Cost of Revenue and Gross Margin
Our implants are manufactured at our two facilities in Costa Rica, one of which opened in 2017. Cost of revenue is primarily the cost of silicone but also includes other raw materials, packaging, components, quality assurance, labor costs, as well as manufacturing and overhead expenses. Cost of revenue also includes depreciation expense for production equipment, and amortization of certain intangible assets.
We calculate gross margin as revenue less cost of revenue for a given period divided by revenues. Our gross margin may fluctuate from period to period depending, in part, on the efficiency and utilization of our manufacturing facilities, targeted pricing programs, and sales volume based on geography, customer and product type.
Operating Expenses
Sales, General and Administrative
Sales, general and administrative, or SG&A, expenses primarily consist of compensation, including salary, share-based compensation and employee benefits for our sales and marketing personnel, and for administrative personnel that support our general operations such as information technology, executive management, financial accounting, customer service, and human resources personnel. SG&A expenses also includes costs attributable to marketing, sales support, travel, legal services, financial audit fees, insurance costs, and consulting services. We expect to incur additional SG&A expenses in connection with our becoming a public company, which may increase further when we are no longer able to rely on the “emerging growth company” exemption we are afforded under the JOBS Act.
We expect our SG&A expenses to continue to increase in absolute dollars for the foreseeable future as our business grows and we continue to invest in our sales, marketing, medical education, training and general administration resources to build our corporate infrastructure. However, we expect our SG&A expenses to decrease as a percentage of our revenue over the long term, although our SG&A expenses may fluctuate from period to period due to the timing of expenses related to our sales and marketing campaigns.
Research and Development
Our research and development, or R&D, activities primarily consist of engineering and research programs associated with our products under development, as well as R&D activities associated with our clinical development activities. Our R&D expenses primarily consist of compensation, including salary, share-based compensation and employee benefits for our R&D and clinical personnel. We also incur significant expenses for supplies, development prototypes, design and testing, clinical study costs and product regulatory and consulting expenses.
We expect our R&D expenses to continue to increase in absolute dollars and as a percentage of revenue for the foreseeable future as we continue to advance our products under development, as well as initiate and prepare for additional clinical studies. We received IDE approval from the FDA in March 2018 to initiate a clinical trial and enrolled the first patient during the first half of 2018. We estimate that total costs for this PMA clinical trial will be between $30.0 million and $40.0 million over ten years. We also have other products under development for which we may be required to conduct clinical trials in future periods in order to receive regulatory approval to market these products.

Interest Expense
Interest expense consists primarily of cash and non-cash interest related to outstanding debt and amortization of debt discounts. As of March 31, 2018, we had $45.0 million in outstanding principal and accrued interest.
Change in Fair Value of Derivative Instruments
Change in fair value of derivative instruments consists of changes in the fair value of our share warrants and put and call option liabilities, and fair value of our liability to issue shares.
Other Income (Expense), Net
Other income (expense), net consists of bank charges, interest income, other non-operating income (expense) and income tax provision.
Consolidated Results of Operations
The following tables set forth our results of operations for the periods presented, in dollars:

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
	(in thousands)
Revenue	$19,801	$34,681	$6,919	$14,816
Cost of revenue	9,705	16,979	3,509	6,901
Gross profit	10,096	17,702	3,410	7,915
Operating expenses:
Sales, general and administrative	23,189	30,821	5,849	8,648
Research and development	2,740	6,864	1,503	2,147
Total operating expenses	25,929	37,685	7,352	10,795
Loss from operations	(15,833)	(19,983)	(3,942)	(2,880)
Interest expense	(3,413)	(10,420)	(927)	(2,171)
Change in fair value of derivative instruments	(2,484)	(2,428)	(286)	(1,305)
Other income (expense), net	(295)	(1,961)	161	(164)
Loss before income taxes	(22,025)	(34,792)	(4,994)	(6,520)
Provision for income taxes	(134)	(105)	(5)	(10)
Net loss	$(22,159)	$(34,897)	$(4,999)	$(6,530)

Comparison of the Years Ended December 31, 2016 and 2017

	Years Ended December 31,
	2016	2017
	(in thousands)
Revenue	$19,801	$34,681
Cost of revenue	9,705	16,979
Gross profit	$10,096	$17,702
Gross margin	51%	51%

Revenue
Revenue increased $14.9 million, or 75%, to $34.7 million for the year ended December 31, 2017 as compared to $19.8 million for the year ended December 31, 2016. The increase was primarily due to increased sales of Motiva Implants, with the increase driven by greater market penetration in existing geographies and commencement of sales in new geographies.
As of December 31, 2017, our sales organization included 46 employees and contractors, as compared to 8 employees as of December 31, 2016. The increase is primarily attributed to the start of the Brazil commercial operations.
Cost of Revenue and Gross Margin
Cost of revenue increased $7.3 million, or 75%, to $17.0 million for the year ended December 31, 2017 compared to $9.7 million for the year ended December 31, 2016. The increase was due to higher sales volume of Motiva Implants.
The gross margin for the years ended December 31, 2016 and 2017 has remained consistent at 51% for both periods.
Operating Expenses

	Years Ended December 31,
	2016	2017
	(in thousands)
Operating expenses:
Sales, general and administrative	$23,189	$30,821
Research and development	2,740	6,864
Total operating expenses	$25,929	$37,685

Sales, General and Administrative Expense
SG&A expense increased $7.6 million, or 33%, to $30.8 million for the year ended December 31, 2017, compared to $23.2 million for the year ended December 31, 2016. These SG&A increases were, in part, related to our operations in Brazil which saw an increase in sales commissions and personnel costs of $1.8 million, and an increase in operating expenses of $1.9 million. Outside of Brazil, SG&A expenses increased $4.0 million in sales commissions and personnel costs as a result of the hiring of additional sales and administrative employees, offset by a decrease of $2.0 million in professional services costs. SG&A also increased due to an increase in rent expense of $0.5 million, an increase in depreciation and amortization of $0.7 million primarily related to our new facility in Costa Rica, and an increase in insurance costs of $0.5 million.
Research and Development Expense
R&D expense increased $4.1 million, or 151%, to $6.9 million for the year ended December 31, 2017, compared to $2.7 million for the year ended December 31, 2016. The increase in R&D expenses consisted primarily of $1.3 million share-based compensation expense, $2.3 million for outside consulting and advisory expenses, and $0.3 million related to the initiation of our PMA clinical study in the United States.
Interest Expense
Interest expense for the year ended December 31, 2017 was $10.4 million as compared to $3.4 million for the year ended December 31, 2016. The increase in interest expense is primarily due to the extinguishment of outstanding debt with Perceptive and conversion of debt with CPH in August 2017, and interest related to outstanding debt and amortization of debt discounts on our Madryn Credit Agreement, which we entered into in August 2017.
Change in Fair Value of Derivative Instruments
Change in fair value of derivative instruments for the year ended December 31, 2017 was expense of $2.4 million as compared with $2.5 million for the year ended December 31, 2016. The increase in change in fair value of derivative instruments is primarily due to changes in the fair value of Madryn derivatives embedded in the credit agreement we entered into in August 2017 and changes in our share warrant liability for warrants issued to CPH and to Perceptive in connection with the respective debt arrangements.
Comparison of the Three Months Ended March 31, 2017 and 2018

	Three Months Ended March 31,
	2017	2018
	(unaudited) (in thousands)
Revenue	$6,919	$14,816
Cost of revenue	3,509	6,901
Gross profit	$3,410	$7,915
Gross margin	49%	53%

Revenue
Revenue increased $7.9 million, or 114%, to $14.8 million for the three months ended March 31, 2018 as compared to $6.9 million for the three months ended March 31, 2017. The increase was primarily due to increased sales of Motiva Implants, with the increase driven by greater market penetration in existing geographies and commencement of sales in new geographies including Brazil where we started generating revenue during the third quarter of fiscal 2017.
Cost of Revenue and Gross Margin
Cost of revenue increased $3.4 million, or 97%, to $6.9 million for the three months ended March 31, 2018 compared to $3.5 million for the three months ended March 31, 2017. The increase was due to higher sales volume of Motiva Implants.
The gross margin increased to 53% for the three months ended March 31, 2018 compared to 49% for the three months ended March 31, 2017 due to an increase in production volume that spread our fixed manufacturing costs over a larger number of units.

Operating Expenses

	Three Months Ended March 31,
	2017	2018
	(unaudited) (in thousands)
Operating expenses:
Sales, general and administrative	$5,849	$8,648
Research and development	1,503	2,147
Total operating expenses	$7,352	$10,795

Sales, General and Administrative Expense
SG&A expense increased $2.8 million, or 48%, to $8.6 million for the three months ended March 31, 2018, compared to $5.8 million for the three months ended March 31, 2017. These SG&A increases were, in part, related to our operations in Brazil which saw an increase of $1.4 million primarily related to sales commissions, personnel costs and operating expenses. Outside of Brazil, SG&A expenses increased by $0.5 million due to increase in consulting and audit fees and by $0.8 million due to increase in personnel costs as a result of the hiring of additional sales and administrative employees.
Research and Development Expense
R&D expense increased $0.6 million, or 43%, to $2.1 million for the three months ended March 31, 2018, compared to $1.5 million for the three months ended March 31, 2017. The increase in R&D expenses consisted primarily to the initiation of our PMA clinical study in the United States.
Interest Expense
Interest expense increased $1.2 million, or 134%, to $2.2 million for the three months ended March 31, 2018 as compared to $0.9 million for the three months ended March 31, 2017. The increase in interest expense is primarily due to interest related to outstanding debt and amortization of debt discounts on our Madryn Credit Agreement, which we entered into in August 2017.
Change in Fair Value of Derivative Instruments
Change in fair value of derivative instruments for the three months ended March 31, 2018 was expense of $1.3 million as compared to an expense of $0.3 million for the three months ended March 31, 2017. The increase in change in fair value of derivative instruments in fiscal 2018 was primarily due to changes in the fair value of Madryn derivatives embedded in the credit agreement we entered into in August 2017 while the change in fair value of derivative instruments in fiscal 2017 primarily related to changes in our share warrant liability for warrants issued to CPH and to Perceptive in connection with the respective debt arrangements.
Liquidity and Capital Resources
As of March 31, 2018, we had an accumulated deficit of $74.4 million. Since our inception, we have generated losses and expect to continue to generate losses in the intermediate term. We have financed our operations through a combination of private equity financings and debt financings, and from cash generated from operations, primarily from the collection of accounts receivable resulting from sales. Our historical cash outflows have primarily been associated with cash used for operating activities such as expansion of our sales and marketing and distributor infrastructure, investing in inventory, R&D activities, asset acquisitions, capital improvements and other working capital needs. As of December 31, 2017 and March 31, 2018, we had cash of $10.9 million and $6.6 million, respectively.
In 2017, we raised capital through a series of equity financing rounds with total gross aggregate proceeds of $27.8 million. Through debt funding we received $38.5 million through the Madryn Credit Agreement, in which we used $15.0 million to pay off the Perceptive debt. During the three months ended March 31, 2018, the Company received $2.0 million from the issuance of Class G ordinary shares and exercise of stock options. Subsequent to March 31, 2018, the Company received $14.6 million from the issuance of Class G and G-1 ordinary shares.
We believe that our available cash, cash from operations, and the net proceeds from this initial public offering will be sufficient to satisfy our liquidity requirements for at least the next twelve months from the date of the issuance of the financial statements. Our liquidity assumptions may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

▪	the degree and rate of market adoption of our products;

▪	the cost and timing of our regulatory activities, especially the PMA clinical trial to obtain regulatory approval for our Motiva Implants in the United States;

▪	the emergence of new competing technologies and products;

▪	the costs of R&D activities we undertake to develop and expand our products;

▪	the costs of commercialization activities, including sales, marketing and manufacturing;

▪	the level of working capital required to support our growth; and

▪	our need for additional personnel, information technology or other operating infrastructure to support our growth and operations as a public company.
We may need to raise additional capital to execute our business plan. If we are unable to raise additional capital when desired, or on terms acceptable to us, our business, results of operations, and financial condition would be adversely affected.
Cash Flows
The following table sets forth the primary sources and uses of cash for each of the periods presented below:

	Years Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
	(in thousands)
Net cash provided by (used in):
Operating activities	$(14,266)	$(31,970)	$(6,604)	$(5,931)
Investing activities	(10,756)	(845)	(730)	(414)
Financing activities	20,211	42,993	15,224	1,982
Effect of exchange rate changes on cash	—	207	(15)	112
Net increase (decrease) in cash	$(4,811)	$10,385	$7,875	$(4,251)

Net Cash Provided by (Used in) Operating Activities
Net cash used in operating activities of $14.3 million for the year ended December 31, 2016 was comprised of net loss of $22.2 million, partially offset by $0.6 million of non-cash depreciation expense, $2.6 million change in fair value of financial instruments, $3.1 million of share-based compensation expense, and $3.1 million of non-cash interest expense due to accretion of debt discounts, as well as changes in operating assets and liabilities of $1.8 million.
Net cash used in operating activities of $32.0 million for the year ended December 31, 2017 was comprised of a net loss of $34.9 million, partially offset by non-cash expenses of $1.9 million of depreciation and amortization, $2.4 million change in fair value of financial instruments, $3.3 million of share-based compensation expense, and $7.1 million of interest expense due to accretion of debt discounts, as well as changes in operating assets and liabilities of $14.3 million, primarily driven by an increase in inventory of $6.4 million.
Net cash used in operating activities of $6.6 million for the three months ended March 31, 2017 was comprised of net loss of $5.0 million, partially offset by $0.3 million of non-cash depreciation expense, $0.3 million change in fair value of financial instruments, $1.1 million of share-based compensation expense, and $0.6 million of non-cash interest expense due to accretion of debt discounts, as well as changes in operating assets and liabilities of $4.1 million.
Net cash used in operating activities of $5.9 million for the three months ended March 31, 2018 was comprised of net loss of $6.5 million, partially offset by $0.6 million of non-cash depreciation expense, $1.3 million change in fair value of financial instruments, $0.7 million of share-based compensation expense, and $0.8 million of non-cash interest expense due to accretion of debt discounts, as well as changes in operating assets and liabilities of $3.3 million.

Net Cash Provided by (Used in) Investing Activities
Net cash used in investing activities of $10.8 million for the year ended December 31, 2016 reflected $10.5 million in purchases of property and equipment primarily related to our second manufacturing facility and $0.1 million paid for business acquisitions.
Net cash used in investing activities of $0.8 million for the year ended December 31, 2017 primarily consisted of $0.9 million in purchases of property and equipment partially offset by changes in restricted cash of $0.1 million.
Net cash used in investing activities of $0.7 million for the three months ended March 31, 2017 primarily consisted of $0.8 million in purchases of property and equipment partially offset by changes in restricted cash of $0.1 million.
Net cash used in investing activities of $0.4 million for the three months ended March 31, 2018 primarily consisted of $0.4 million in purchases of property and equipment.
Net Cash Provided by (Used in) Financing Activities
Net cash provided by financing activities of $20.2 million for the year ended December 31, 2016 primarily reflected $9.2 million in convertible notes borrowing, net of debt issuance costs, under the CPH note agreement, and $14.4 million borrowings from Perceptive debt agreement, net of debt issuance costs and $1.5 million in short term notes borrowings offset by $2.0 million in payment for repurchase of treasury shares, $1.5 million in repayment of short term notes and $1.0 million for the settlement of our Magna put option liability.
Net cash provided by financing activities of $43.0 million for the year ended December 31, 2017 primarily reflected $38.5 million in borrowing, net of debt issuance costs, under the Madryn Credit Agreement and $27.8 million in proceeds received for issuance of ordinary shares partially offset by $15.0 million in repayment of Perceptive debt, $4.5 million in payment for repurchase of treasury shares, and $2.4 million in payment for repurchase of share warrants.
Net cash provided by financing activities of $15.2 million for the three months ended March 31, 2017 primarily reflected $14.7 million in proceeds received for issuance of ordinary shares and $1.0 million in proceeds received from a short-term note payable partially offset by $0.2 million in repayment of short-term notes payable and $0.3 million in payment of deferred offering costs.
Net cash provided by financing activities of $2.0 million for the three months ended March 31, 2018 primarily reflected $1.6 million in proceeds received for issuance of ordinary shares and $0.4 million from stock option exercises.
Indebtedness
Notes Payable Related Party
In August 2015, we entered into agreements with all of the Class Z redeemable convertible preferred shareholders to exchange their outstanding shares and accumulated dividends for notes payable with a principal balance of $4.3 million. The notes bear interest at a simple rate of 7% per annum with a maturity date of March 31, 2020. Annual payments are due based on achievement of certain annual sales milestones beginning in March 2017, which are accelerated upon the effectiveness of an initial public offering. During fiscal years 2016 and 2017, we recorded non-cash interest expense of $0.3 million annually, to accrue for interest due on the notes. As of March 31, 2018 the balance of principal and accrued interest for the notes payable related party was $4.9 million.
Madryn Debt
On August 24, 2017, we entered into a credit agreement, or the Madryn Credit Agreement, with Madryn Health Partners, LP, or Madryn, as administrative agent, and a syndicate of lenders, or the Lenders. The Madryn Credit Agreement provides for up to $55.0 million credit facility, $30.0 million (Term A) of which became available upon signing. The Madryn Credit Agreement matures on June 30, 2023.
Terms B and C under the Madryn Credit Agreement become available to us for an additional $25.0 million, subject to us achieving certain revenue milestones. We met these milestones and borrowed an additional $5.0 million (Term B-1) on October 31, 2017 and $5.0 million (Term B-2) on December 15, 2017 bringing up the total outstanding principal balance to $40.0 million as of December 31, 2017. As of June 15, 2018, we were eligible to draw down an additional $5.0 million (Term B-3) under the amended Credit Agreement, and an additional $10.0 million (Term C) may become available on June 30, 2020 if the required milestones for this tranche are achieved.
Borrowings under the Madryn Credit Agreement bear interest at a rate equal to 3-month LIBOR plus 11.0% per annum provided that no default has occurred. In an event of a default, the interest would increase by an additional 4% per annum. No principal payments are due until 2021. Eight quarterly payments of 12.5% of the principal amounts borrowed under each tranche are due beginning September 30, 2021 through June 30, 2023.
The Madryn Credit Agreement contains put options related to liquidity events or an event of default and a call option related to voluntary repayment option. We valued these put options and the call option, and allocated a fair value of $15.1 million for these identified embedded derivatives as a debt discount on the original commitment date in August 2017. An additional $5.0 million debt discount was recorded on respective borrowing dates when we met the required milestones and borrowed an additional $10.0 million in the fourth quarter of fiscal 2017. We revalue the options as of each reporting period, and record the change in the fair value in the consolidated statement of operations as other income or expense. We also incurred legal expenses of $1.3 million, which were recorded as a debt discount and are being amortized over the term of the Madryn Credit Agreement.
The Madryn Credit Agreement contains customary affirmative and negative covenants, including, but not limited to, restrictions on the ability to incur additional indebtedness, create liens, make certain investments, make restricted payments, enter into or undertake certain liquidations, mergers, consolidations or acquisitions and dispose of assets or subsidiaries. In addition, the Madryn Credit Agreement requires us to maintain minimum revenues and liquidity.
We defaulted on the Madryn Credit Agreement on February 28, 2018 when our investment in our Brazilian subsidiary exceeded the allowable $5.0 million threshold permitted under the Madryn Credit Agreement. As a result, we entered into a forbearance agreement with the Lenders, where the Lenders agreed to forebear from exercising certain rights and remedies through May 18, 2018 and subsequently through July 3, 2018 arising from certain disclosure and other technical defaults under the Madryn Credit Agreement, including those mentioned above with respect our Brazilian subsidiary. Accordingly, as the forbearance agreement did not cover a period exceeding twelve months after the date of the annual financial statements, we recorded the Madryn debt as a current liability on the consolidated balance sheet as of December 31, 2017 (see Note 6). Effective June 15, 2018, Madryn Credit Agreement was amended to remove the restrictive covenants that resulted in the technical defaults which allowed the Company to reclassify the arrangement as long-term as of March 31, 2018.
Contractual Obligations and Commitments
The following table summarizes payments due by period for our contractual commitments and obligations as of December 31, 2017:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Capital lease obligations	$1,046	$335	$546	$165	$—
Madryn debt obligations (principal)	40,000	40,000	—	—	—
Madryn debt obligations (interest) (1)	2,311	2,311	—	—	—
Notes payable related party	4,921	4,921	—	—	—
Purchase commitment	22,278	7,154	10,256	1,650	3,218
Operating lease obligations	5,011	738	1,190	1,534	1,549
Warrant repurchase liability	2,261	—	2,261	—	—
	$77,828	$55,459	$14,253	$3,349	$4,767

(1)
In 2017, we entered into a credit agreement, or the Madryn Credit Agreement, with Madryn Health Partners, LP, or Madryn, as administrative agent, and a syndicate of lenders. We initially defaulted on the Madryn Credit Agreement on in January 2018 when we failed to put a Qualifying Control Agreement in place for certain bank deposit accounts and subsequently in February 2018 when our investment in our Brazilian subsidiary exceeded the allowable $5.0 million threshold. See discussion above regarding the forebearance and amendment that were undertaken in connection therewith.

The following table summarizes our contractual commitments and obligations as of March 31, 2018:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Capital lease obligations	$960	$248	$546	$166	$—
Madryn debt obligations (principal)	40,000	—	—	30,000	10,000
Madryn debt obligations (interest) (1)	22,554	3,893	10,310	7,870	481
Notes payable related party	4,994	4,994	—	—	—
Purchase commitment	20,490	5,366	10,256	1,650	3,218
Operating lease obligations	4,830	557	1,190	1,534	1,549
Warrant repurchase liability	2,261	—	2,261	—	—
	$96,089	$15,058	$24,563	$41,220	$15,248

(1)
Effective June 15, 2018, Madryn Credit Agreement was amended to remove the restrictive covenants that resulted in the technical defaults which allowed the Company to reclassify the arrangement as long-term as of March 31, 2018.

Off-Balance Sheet Arrangements
As of December 31, 2017 and March 31, 2018, we did not have any off-balance sheet arrangements.
JOBS Act Accounting Election
The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We intend to take advantage of certain exemptions from various public company reporting requirements including following private company effective dates for new or revised accounting standards.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
We had cash of $10.9 million and $6.6 million as of December 31, 2017 and March 31, 2018, respectively. We manage our cash portfolio for operating and working capital purposes. Our cash balances are held in bank checking and savings accounts, and we believe that we do not have any material exposure to changes in the fair value of our cash portfolio as a result of changes in interest rates.
Foreign Currency Exchange Risk
To date, the majority of our revenue has been denominated in U.S. dollars. Some of our operating expenses are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the euro. Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our consolidated statements of operations. To date, foreign currency gains and losses have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging activities. As our international operations grow, we will continue to reassess our approach to managing the risks relating to fluctuations in foreign currency exchange rates. During the years ended December 31, 2016 and 2017, the effect of an immediate 10% adverse change in foreign exchange rates on foreign-denominated accounts as of December 31, 2016 and 2017 would have had an impact of approximately 7% on revenues and would have impacted our net loss by a commensurate amount.
Inflation Risk
We do not believe that inflation had a significant impact on our results of operations for any periods presented in our consolidated financial statements.
Critical Accounting Policies, Significant Judgments and Use of Estimates
This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Our estimates are based on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results may differ from these estimates. We believe that the critical accounting policies discussed below are essential to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s estimates and judgments.
Revenue Recognition
We recognize revenue related to sales of products to distributors or directly to customers in markets where we have regulatory approval, net of trade discounts and allowances. We recognize revenue when all of the following criteria are met:
▪persuasive evidence of an arrangement exists;
▪the sales price is fixed or determinable;
▪collection of the relevant receivable is probable at the time of sale; and
▪delivery has occurred or services have been rendered.
We recognize revenue related to the sales of products to distributors at the time of shipment of the product, which represents the point in time when the customer has taken ownership and assumed the risk of loss and the required revenue recognition criteria are satisfied. Our distributors are obligated to pay within specified terms regardless of when or if they sell the products. Our contracts with distributors do not typically contain rights of return or price protection and have no post-delivery obligations.
Appropriate reserves are established for anticipated sales returns based on historical experience, recent gross sales and any notification of pending returns. The Company recognizes revenue when title to the product and risk of loss transfer to customers, provided there are no remaining performance obligations required of the Company or any written matters requiring customer acceptance. The Company allows for the return of product from direct customers in certain regions within fifteen days after the original sale and records estimated sales returns as a reduction of sales in the same period revenue is recognized. Sales return provisions are calculated based upon historical experience with actual returns. Actual sales returns in any future period are inherently uncertain and thus may differ from the estimates. If actual sales returns differ significantly from the estimates, an adjustment to revenue in the current or subsequent period would be recorded. To date, sales returns have been de minimis. The Company will continue to monitor sales return activity and will record an allowance for sales returns against accounts receivable if deemed material.
A portion of our revenue is generated from the sale of consigned inventory maintained at physician, hospital, and clinic locations. For these products, revenue is recognized at the time we are notified by the customer that the product has been implanted, not when the consigned products are delivered to the customer’s warehouse.
We have a limited warranty to distributors for the shelf life of the product, which is five years from the time of manufacture. Estimated warranty obligations are recorded at the time of sale. We also offer a warranty to patients in the event of rupture and a replacement program for capsular contracture events provided certain registration requirements are met. Revenue for extended warranties are recognized ratably over the term of the agreement. To date, these warranty and program costs have been de minimis. We will continue to evaluate the warranty reserve policies for adequacy considering claims history.
Deferred revenue primarily consists of payments received in advance of meeting revenue recognition criteria. We have received payments from distributors to provide distribution exclusivity within a geographic area, and recognize deferred revenue on a ratable basis over the term of such contractual distribution relationship. Additionally, we have received payments from customers in direct markets prior to surgical implantation, and recognizes deferred revenue at the time we are notified by the customer that the product has been implanted. For all arrangements, any revenue that has been deferred and is expected to be recognized beyond one year is classified as long-term deferred revenue in the consolidated balance sheets.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization.
Depreciation of property and equipment is computed using the straight-line method over the assets’ estimated useful lives of five to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the asset or the remaining lease term after factoring expected renewal periods. Upon retirement or disposal of assets, the costs and related accumulated depreciation are eliminated from the accounts and any gain or loss is recognized in operations. Maintenance and repairs are expensed as incurred. Substantially all of our manufacturing operations and related property and equipment is located in Costa Rica.
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable is stated at invoice value less estimated allowances for returns and doubtful accounts. We continually monitor customer payments and maintain an allowance for estimated losses resulting from customers’ inability to make required payments. In evaluating our ability to collect outstanding receivable balances, we consider various factors including the age of the balance, the creditworthiness of the customer, which is assessed based on ongoing credit evaluations and payment history, and the customer’s current financial condition. In cases where there are circumstances that may impair a specific customer’s ability to meet its financial obligations, an allowance is recorded against amounts due, which reduces the net recognized receivable to the amount reasonably believed to be collectible. Historical returns of products have been de minimis, and accordingly no allowance for returns was recorded as of December 31, 2017 and March 31, 2018.
Inventory and Cost of Revenue
Inventory is stated at the lower of cost to purchase or manufacture the inventory or the net realizable value of such inventory. Cost is determined using the standard cost method which approximates actual costs using the first-in, first-out basis. We regularly review inventory quantities in consideration of actual loss experiences, projected future demand, and remaining shelf life to record a provision for excess and slow-moving inventory. No inventory allowance has been recorded as of December 31, 2017 and March 31, 2018.
We recognize the cost of inventory transferred to the customer in cost of revenue when revenue is recognized.
Goodwill and Intangible Assets
We record the excess of the acquisition purchase price over the net fair value of the tangible and identifiable intangible assets acquired and liabilities assumed as goodwill. In accordance with Accounting Standards Codification, or ASC, 350, Intangibles - Goodwill and Other, we test goodwill for impairment annually during the fourth quarter of each year and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. In connection with the annual impairment test for goodwill, we elected the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If we determine that it was more likely than not that the fair value of the reporting unit is less than its carrying amount, then the impairment test is performed. Consistent with our assessment that it has only one reporting segment, we have determined that it has only one reporting unit and tests goodwill for impairment at the entity level using the two-step process required by ASC 350. In the first step, we compare the carrying amount of the reporting unit to the fair value of the enterprise. If the fair value of the enterprise exceeds the carrying value, goodwill is not considered impaired and no further testing is required. If the carrying value of the enterprise exceeds the fair value, goodwill is potentially impaired and the second step of the impairment test must be performed. In the second step, we compare the implied fair value of the goodwill, as defined by ASC 350, to its carrying amount to determine the impairment loss, if any.
We record purchased intangible assets at their respective estimated fair values at the date of acquisition. Purchased finite-lived intangible assets are being amortized using the straight-line method over their remaining estimated useful lives, which range from two to fifteen years. We evaluate the remaining useful lives of intangible assets on a periodic basis to determine whether events or circumstances warrant a revision to the remaining estimated amortization period. We test indefinite-lived intangible assets for impairment on at least an annual basis and whenever circumstances suggest the assets may be impaired. If indicators of impairment are present, we evaluate the carrying value of the intangible assets in relation to estimates of future undiscounted cash flows. We also evaluate the remaining useful life of an indefinite-lived intangible asset to determine whether events and circumstances continue to support an indefinite useful life.
During the years ended December 31, 2016 and 2017, there has been no impairment of goodwill or intangible assets. As of March 31, 2018, no triggering events have occurred which would indicate that the acquired intangible asset values may not be recoverable.
Long-Lived Assets
We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been impairment by comparing the anticipated undiscounted future net cash flows to the related asset group’s carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised value, depending on the nature of the asset. There were no impairment charges, or changes in estimated useful lives recorded during the years ended December 31, 2016 and 2017. As of March 31,

2018, no triggering events have occurred which would indicate that the acquired intangible asset values may not be recoverable.
Debt and Embedded Derivatives
We apply the accounting standards for derivatives and hedging and for distinguishing liabilities from equity when accounting for hybrid contracts. We account for convertible debt instruments when we have determined that the embedded conversion options should not be bifurcated from their host instruments in accordance with ASC 470-20 Debt with Conversion and Other Options. We record, when necessary, discounts to notes payable for the intrinsic value of conversion and other options embedded in debt instruments as a beneficial conversion option based upon the differences between the fair value of the underlying shares at the commitment date of the note transaction and the effective conversion price embedded in the note.
We use option pricing valuation models to determine the fair value of embedded derivatives and records any change in fair value as a component of other income or expense in the consolidated statements of operations.
Debt Issuance Costs and Debt Discounts
Costs incurred in connection with the issuance of new debt are capitalized. Capitalizable debt issuance costs paid to third parties and debt discounts paid to creditors, net of amortization, are recorded as a reduction to the long-term debt balance on the consolidated balance sheets. Amortization expense on capitalized debt issuance costs and debt discounts related to loans are calculated using the effective interest method over the term of the loan commitment, and is recorded as interest expense in the consolidated statements of operations.
Share Warrant Liability
We have issued freestanding warrants to purchase shares of our ordinary shares in conjunction with certain debt arrangements. Prior to the adoption of ASU 2017-11 I. Accounting for Certain Financial Instruments With Down Round Features and II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests With a Scope Exception, we classified the fair value of these warrants as liabilities due to the existence of certain cash settlement features that were not within our sole control and/or existence of a variable settlement provision that caused these warrants not to be indexed to our own shares. At the end of each reporting period, changes in estimated fair value during the period were recorded in the consolidated statements of operations. We used the Monte-Carlo valuation model to determine the fair value of the warrants.
As a result of the complex valuation models used to determine the fair value of the warrants, the valuation of this derivative instrument is subjective because the models require the input of highly subjective assumptions, including the share price and expected volatility. Changes in these assumptions can materially affect the fair value estimate and, such impacts can, in turn, result in material non-cash charges or credits in the consolidated statements of operations as other income or expense. We will continue to adjust the liability for changes in fair value until the earlier of the expiration of the warrants, the reclassification of the warrants from a liability to equity, or their exercise.
After the adoption of ASU 2017-11, we are no longer required to classify the warrants issued as a liability. As a result, we recorded a reclassification of warrant liability to additional paid-in capital upon the adoption of the new guidance in the second quarter of 2017.
Income Taxes
We record income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or income tax returns. In estimating future tax consequences, expected future events, enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.
We operate in various tax jurisdictions and are subject to audit by various tax authorities.
We record uncertain tax positions based on a two-step process whereby (1) a determination is made as to whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold we recognize the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority. Our policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Significant judgment is required in the identification of uncertain tax positions and in the estimation of penalties and interest on uncertain tax positions.

There were no uncertain tax positions in fiscal 2016 and 2017 and for the three months ended March 31, 2018.
Foreign Currency
The financial statements of our foreign subsidiaries whose functional currencies are the local currencies are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, stockholders’ equity at the historical rates of exchange, and income and expense amounts at the average exchange rate for the month. Translation adjustments resulting from the translation of the subsidiaries’ accounts are included in “Accumulated other comprehensive income.” Transactions denominated in currencies other than the applicable functional currency are converted to the functional currency at the exchange rate on the transaction date. At period end, monetary assets and liabilities are remeasured to the functional currency using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses resulting from foreign currency transactions are included within “Other income (expense), net.”
Comprehensive Income (Loss)
Comprehensive income (loss) represents all changes in the shareholders’ equity (deficit) except those resulting from and distributions to shareholders. Our comprehensive income consists of net loss and foreign currency translation adjustments arising from the consolidation of our foreign subsidiaries.
Deferred Offering Costs
Deferred offering costs, consisting of legal, accounting and other fees and costs relating to our planned initial public offering, or IPO, are capitalized within “Other non-current assets” on the consolidated balance sheet. The deferred offering costs will be offset against the proceeds received upon the closing of the planned IPO. In the event the planned IPO is terminated, all of the deferred offering costs will be expensed within loss from operations. As of December 31, 2016 and 2017, $1.1 million and $0, respectively, of deferred offering costs were capitalized. Due to a delayed IPO process beyond 90 days, we expensed the previously deferred offering costs of $1.6 million during the year ended December 31, 2017.
Share-Based Compensation
We measure and recognize compensation expense for all share-based awards in accordance with the provisions of ASC 718, Stock Compensation. Share-based awards granted include stock options and restricted stock awards, or RSAs. Share-based compensation expense for stock options and RSAs granted to employees is measured at the grant date based on the fair value of the awards and is recognized as an expense ratably on a straight-line basis over the requisite service period. The fair value of options to purchase ordinary shares granted to employees is estimated on the grant date using the Black-Scholes option valuation model.
We account for stock options and RSAs issued to non-employees under ASC 505-50 Equity: Equity-Based Payments to Non-Employees, using the Black-Scholes option valuation model to value stock options. The fair value of such non-employee awards is remeasured at each quarter-end over the vesting period.
The calculation of share-based compensation expense requires that we make assumptions and judgments about the variables used in the Black-Scholes model, including the expected term, expected volatility of the underlying common shares, risk-free interest rate and dividends.
We have adopted ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, under which we will recognize forfeitures as they occur rather than applying a prospective forfeiture rate in advance
The assumptions used in our option-pricing model represent management’s best estimates. These estimates are complex, involve a number of variables, uncertainties and assumptions and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future. The assumptions and estimates that we use in the Black-Scholes model are as follows:

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Fair Value of Common Shares. As the ordinary shares are not publicly traded, we must estimate its fair value, as discussed under Common Share Valuations below. The fair value of ordinary shares was determined on a periodic basis by our board of directors, with the assistance of an independent third-party valuation firm.  The board of directors intended all options granted to be exercisable at a price per share not less than the estimated per share fair value of the shares underlying those options on the date of grant.

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Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon issues with a term equivalent to that of the expected term of the options for each option group.

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Expected Term. The expected term represents the period that our share-based awards are expected to be outstanding. Because of the limitations on the sale or transfer of our shares as a privately held company, we do not believe our historical exercise pattern is indicative of the pattern it will experience as a publicly traded company. We have consequently used the Staff Accounting Bulletin 110, or SAB 110, simplified method to calculate the expected term, which is the average of the contractual term and vesting period. We plan to continue to use the SAB 110 simplified method until it has sufficient trading history as a publicly traded company.

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Volatility. We determine the price volatility based on the historical volatilities of industry peers as it has no trading history for its stock. Industry peers consist of several public companies in the medical device industry with comparable characteristics, including revenue growth, operating model and working capital requirements. We intend to continue to consistently apply this process using the same or a similar peer group of public companies until a sufficient amount of historical information regarding the volatility of our shares becomes available, or unless circumstances change such that the identified peer companies are no longer similar, in which case other suitable peer companies whose common share prices are publicly available would be utilized in the calculation.

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Dividend Yield. The expected dividend assumption is based on our current expectations about its anticipated dividend policy. We have no expectation that we will declare dividends on its ordinary shares, and therefore have used an expected dividend yield of zero.

We will continue to use judgment in evaluating the assumptions related to our share-based compensation on a prospective basis. As we continue to accumulate additional data, we may have refinements to our estimates, which could materially impact our future share-based compensation expense.
Common Share Valuations
The fair value of our common shares for purposes of share-based awards has historically been determined by our board of directors. Because there has been no public market for our common shares, and in the absence of arm’s-length transactions in our common shares with independent third parties, our board of directors has determined the fair value of our common shares with the support of independent third-party valuations prepared in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
In the course of preparing our financial statements, we reassessed the fair value of our common shares on each grant date in light of all available information, including subsequently issued independent third-party valuations and other pertinent factors. In order to assess the fair value of our common shares, our business enterprise value, or BEV, is determined and then allocated to each element of our capital structure (ordinary shares, warrants and options). Our BEV is estimated using the income approach and the market approach. The discounted cash flow method, or DCF, estimates the enterprise value based on the estimated present value of future net cash flows the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. The estimated present value is calculated using a discount rate known as the weighted average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business. Under the market approach, the enterprise value is based on the multiples of comparable companies and transactions. The BEV is allocated using probability-weighted expected return method, or PWERM, which estimates the fair value of common shares based on an analysis of future values for the enterprise assuming various future outcomes. In assessing the fair value of our ordinary shares on each grant date, we considered numerous objectives and subjective factors, including, but not limited to, the following:

▪	independent third-party valuations as of June 30, 2017, September 30, 2017, December 31, 2017 and March 31, 2018;

▪	our current and expected operating and financial performance, including our levels of available capital resources;

▪	future revenue, free cash flow, and other capital requirements associated with such revenue;

▪	the discount rate used in the DCF model;

▪	the value of our tangible and intangible assets;

▪	rights and preferences of our ordinary shares;

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capital markets conditions affecting comparable public companies, as reflected in comparable companies’ market trading multiples, initial public offering valuations, comparable sales or merger transactions, and other metrics;

▪	the illiquidity of our ordinary shares by virtue of being a private company, and the resulting discount for lack of marketability;

▪	the business risks we face;

▪	the likelihood of achieving a particular liquidity event, such as a sale, a merger, or an initial public offering, given prevailing medical device industry and capital markets conditions; and

▪	the experience of management and the members of our board of directors.
At March 31, 2018, unrecognized compensation expense was $1.5 million related to stock options granted to employees and directors and $1.8 million related to stock options granted to consultants. The weighted-average period over which such compensation expense will be recognized is 3.0 years.
As of March 31, 2018, we had unrecognized share-based compensation cost of approximately $4.4 million associated with unvested restricted stock awards. This cost is expected to be recognized over a weighted-average period of approximately 2.3 years.
Based on upon the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover of this prospectus, the aggregate intrinsic value of options outstanding as of March 31, 2018 was $15.7 million.
Following the closing of this offering, the fair value of our common shares will be determined based on the closing price of our common shares on the grant date.
Recent Accounting Standards
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. We intend to take advantage of certain exemptions from various public company reporting requirements including following private company effective dates for new or revised accounting standards.
The following recent accounting pronouncements issued by the Financial Accounting Standards Board, or the “FASB, could have a material effect on our financial statements:
Recently Adopted Accounting Standards
In July 2017, the FASB issued ASU 2017-11,Earnings Per Share (Topic 260); Distinguishing Liabilities From Equity (Topic 480); Derivatives And Hedging (Topic 815): (Part I) Accounting For Certain Financial Instruments With Down Round Features, (Part II) Replacement Of The Indefinite Deferral For Mandatorily Redeemable Financial Instruments Of Certain Nonpublic Entities And Certain Mandatorily Redeemable Noncontrolling Interests With A Scope Exception. The standard simplifies the accounting for certain equity-linked financial instruments and embedded features with down round features by no longer requiring entities to consider a down round feature when determining whether a financial instrument is considered indexed to the entity’s own shares and thus can be classified as equity. The guidance must be applied using a full or modified retrospective approach. It is effective for public business entities for annual periods beginning after December 15, 2018, and interim periods therein. Early adoption is permitted for financial statements of fiscal years or interim periods that have not yet been issued or that have not yet been made available for issuance. We adopted the new guidance in July 2017. As a result, certain warrants that were previously classified as a liability due to an existence of down round features became qualified to be classified as equity. The adoption of this standard resulted in $1.0 million reclassification of warrant liability into additional paid in capital as of July 1, 2017.
In May 2017, the FASB issued ASU 2017-09, Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting. This ASU provides amendments to the current guidance on determining which changes to the terms and conditions of share-based payment awards require the application of modification accounting. The effects of a modification should be accounted for unless there are no changes between the fair value, vesting conditions, and classification of the modified award and the original award immediately before the original award is modified. ASU 2017-09 became effective for non-public business entities for annual periods, including interim periods within those annual periods, beginning after December 15, 2017. The adoption of this ASU did not have a material impact on the financial statements.
Recently Issued Accounting Standards
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 provides two methods of retrospective application. The first method would require us to apply ASU 2014-09 to each prior reporting period presented. The second method would require us to retrospectively apply ASU 2014-09 with the cumulative effect recognized at the date of initial application. ASU 2014-09 is effective for public business entities beginning in fiscal 2018 as a result of ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” which was issued by the FASB in August 2015 and extended the original effective date by one year. In 2016, the FASB issued additional updates to the new revenue standard relating to reporting revenue on a gross versus net basis, identifying performance obligations and licensing arrangements, and narrow-scope improvements and practical expedients, respectively. The effective date of this additional update is the same as that of ASU 2014-09. We are currently evaluating the impact of adopting the available methodologies of ASU 2014-09 and the related updated revenue recognition guidance upon its financial statements in future reporting periods. We have not yet selected a transition method. We are in the process of evaluating the new standard against our existing accounting policies, including the timing of revenue recognition, and its contracts with customers to determine the effect the guidance will have on our consolidated financial statements and what changes to systems and controls may be warranted.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of their classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases today. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective for public business entities on January 1, 2019, with early adoption permitted. We are currently evaluating the effects, if any, that the adoption of this guidance will have on our consolidated financial statements.
We have considered all other recently issued accounting pronouncements and do not believe the adoption of such pronouncements will have a material impact on our consolidated financial statements.

BUSINESS
Overview
We are a medical technology company focused on improving patient safety and aesthetic outcomes, initially in the breast aesthetics and reconstruction market. Our line of silicone gel-filled breast implants, branded as Motiva Implants, is the centerpiece of our MotivaImagine medical technology platform. Post-market surveillance data, which was not generated in connection with an FDA PMA approval study and was self-collected rather than collected at mandatory follow-ups, and published third-party data indicates that Motiva Implants show low rates of adverse events (including rupture, capsular contracture, and safety related reoperations) that we believe compare favorably with those of our competitors. We believe the proprietary technologies that differentiate our Motiva Implants enable improved safety and aesthetic outcomes and have helped drive our revenue growth. Our MotivaImagine platform enables surgical techniques that we promote as Motiva branded surgeries. We have developed other complementary products and services on our MotivaImagine platform, which are aimed at further enhancing patient outcomes.
To date, most of our revenues have been generated from sales of our Motiva Implants. We began selling Motiva Implants outside the United States in October 2010; since then, we have introduced four generations of Motiva Implants, and Motiva Implants are now sold in over 60 countries, including nine of the top ten countries for breast augmentations in 2016 according to the International Society of Aesthetic Plastic Surgery, or ISAPS. We currently sell our products either via exclusive distributors or, in certain countries, our direct sales force. We received approval of an investigational device exemption, or IDE, from the FDA in March 2018 to initiate our Motiva Implant clinical trial in the United States. The first patient in the study was enrolled in April 2018, and we anticipate completing enrollment in early 2019. We plan to enroll 750 patients in the study across 25 sites in the United States, Canada, Germany and Sweden. The results of the study are expected to support a pre-market approval, or PMA, submission to the FDA.
We have assembled a broad portfolio of intellectual property related to our medical device and aesthetics products. We believe this intellectual property, combined with proprietary manufacturing processes and the regulatory approvals we have successfully obtained outside of the United States , provides us with a strong market position. As of July 4, 2018, we own or have rights to three issued and nine pending patents in the United States related to various aspects of our Motiva implants (such as implant barrier layers, surface texture technology, minimally invasive implant delivery systems, and our QInside Safety Technology radio frequency identification devices). In addition, we have eleven pending foreign applications and five pending PCT applications. We intend to continue to expand our intellectual property portfolio and, combined with our Motiva Implants’ favorable safety profile, obtain FDA approval and drive Motiva’s adoption in the United States, which represents the largest breast augmentation market.
Our revenue for 2015, 2016 and 2017 was $9.6 million, $19.8 million and $34.7 million, respectively, an increase of $10.2 million, or 106% in 2016 compared to 2015, and an increase of $14.9 million, or 75% in 2017 compared to 2016. Net losses increased from $1.6 million in 2015 to $22.2 million in 2016, and further increased to $34.9 million in 2017, an increase of 57% compared to 2016. As of December 31, 2017, we had an accumulated deficit of $67.9 million.
Our revenue for the three months ended March 31, 2017 and 2018 was $6.9 million and $14.8 million, respectively, an increase of $7.9 million, or 114%. Net losses increased from $5.0 million for the three months ended March 31, 2017 to $6.5 million for the three months ended March 31, 2018. As of March 31, 2018, we had an accumulated deficit of $74.4 million.

Our Market Opportunity
Breast augmentation surgery remains the leading aesthetic surgical procedure by number of procedures globally. Approximately 1.65 million breast augmentations were performed worldwide in 2016, according to ISAPS. In addition, according to MarketsandMarkets’ Medical Aesthetics Market - Forecast to 2021 report of November 2016, the global breast implant market was estimated at approximately $1.15 billion in 2016 and is expected to grow at a compound annual growth rate of approximately 8.5% through 2021. The following table lists the top markets by country for total breast augmentations in 2016 according to ISAPS.

Total Breast Augmentation Procedures
Rank *	Country	Procedures	% of World-Wide Total
1	United States	331,122	20.1%
2	Brazil	217,085	13.2%
3	Russia	84,235	5.1%
4	Mexico	62,206	3.8%
5	Italy	54,128	3.3%
6	Germany	52,209	3.2%
7	France	47,510	2.9%
8	Spain	46,493	2.8%
9	Colombia	44,080	2.7%
10	Turkey	38,484	2.3%
* Rankings are based solely on those countries from which a sufficient survey response was received and data were considered to be representative.
Traditional Breast Implants and Their Limitations
Despite the global demand for breast augmentation procedures, there has been relatively little innovation since the 1990s. In 1992, due to emerging safety concerns, the FDA placed a moratorium on sales of silicone breast implants in the United States that was lifted in 2006. This, combined with the ongoing FDA requirement for a PMA on all new breast implants, has discouraged breast implant innovation over the past 30 years. Current products have relatively high adverse event rates, and we believe many do not mimic natural breast tissue. The table below contains selected adverse event information from published data from the PMA clinical trials conducted by the only three companies currently approved to market silicone breast implants in the United States.

	Sientra 5-Year	Allergan 6-Year	Mentor 6-Year
Number of Patients	N=1,788 Patients	N=455 Patients(1)	N=1,008 Patients
Ruptures(2)	1.8%	5.5%	3.7%
Capsular Contracture	9.0%	14.8%	13.4%
Reoperations	23.8%	28.0%	26.1%

Each of these prospective studies was conducted at multiple sites in the United States and submitted by each of these companies as their core study supporting approval, as that term is defined in the FDA Guidance on Breast Implants. Sientra, Inc., Mentor Worldwide LLC (a division of Johnson & Johnson), and Allergan plc studies commenced in 2002, 2000, and 1998, respectively, and the results described above were released in 2012, 2009, and 2007, respectively. Five-year and six-year data was chosen to increase comparability to our six-year data.

Kaplan-Meier risk rates were the primary method of analysis for the above data.
(1) Adverse events in the study were derived from the primary augmentation cohort. The overall patient population in the study was 715 patients.
(2)  The total for Sientra is based on the total patient population in the study, and the totals for Allergan and Mentor are based on a substudy cohort of patients who underwent an MRI, which is lower than the overall number of patients participating in the study.

Subsequent to each of their PMAs in the U.S., our competitors have released results from their individual 10-year prospective clinical trials.  The table below contains published data from these clinical trials relating to primary augmentations, which is the first time a patient receives a breast implant operation to aesthetically augment the size and form of the breast.
Results from primary augmentations

	Sientra 10-Year	Allergan 10-Year	Mentor 10-Year
Number of Patients	N=1,116 Patients	N=455 Patients	N=552 Patients
Ruptures(1)	8.5%	9.3%	24.2%
Capsular Contracture	12.9%	18.9%	12.1%
Reoperations	24.0%	36.1%	25.5%

Kaplan-Meier risk rates were the primary method of analysis for the above data. This table represents the final data from the primary cohort of the same study referenced in the above five- and six-year PMA studies conducted by our competitors. This 10-year data for Sientra, Allergan and Mentor were released in 2018, 2018, and 2015, respectively.

(1) The rupture rates represent the MRI cohort only for each respective study, which consists of 571 patients for Sientra, 158 patients for Allergan and 202 patients for Mentor.
We believe that the improved appearance, feel and patient safety profile of our Motiva Implants provides a strong competitive advantage that will help us to both capture market share and achieve higher patient conversion rates by addressing the key concerns described by patients who choose not to pursue breast augmentation surgery.
Our Competitive Strengths

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Patient-centric innovative implant technologies. We have developed our Motiva Implants by enhancing and creating novel product components for our implants, and then combining these components into products that deliver improved aesthetic outcomes, increased patient satisfaction and favorable safety profiles.

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Extensive suite of complementary products and services. Our MotivaImagine product portfolio includes innovative products such as Divina 3D surgical simulation systems, Puregraft autologous fat grafting systems, and other surgical tools. We believe our branded surgical procedures, such as MotivaHybrid, Motiva MinimalScar and Motiva MINT, will address key unmet needs for both the physician and the patient.

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Proprietary internal manufacturing processes and capabilities. We manufacture our silicone products in state-of-the-art manufacturing facilities in Costa Rica rather than relying on third-party manufacturers. In these facilities, we utilize our novel 3D imprinted molding method to create proprietary surface features that, in combination with other proprietary materials and methods, differentiate our products from those of our competitors. Our two manufacturing sites have gone through full site inspections and audits under the Medical Device Single Audit Program, or MDSAP, which were carried out by the British Standards Institute, or BSI, an agency which the FDA accepts as a substitute for routine agency inspections. We believe our modern facilities, focus on product quality and deep technological know-how have helped us establish and maintain a brand of consistency, quality and safety.

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Dynamic worldwide sales platform. We sell our products both through exclusive arrangements with leading local distributors who have strong local surgeon relationships and our direct sales force in key markets such as Brazil and certain countries in Europe. Using this market specific approach, we have built an effective and efficient worldwide sales platform.

▪	Proven management team with expansive industry experience. We have a highly experienced management team that is comprised of leaders from the medical aesthetic market.

Our Growth Strategy
Our goal is to be the global leader in aesthetic surgical implant technology, including breast implants, while improving patient safety through product innovation. The key elements of our strategy include:

▪	Expand revenues in existing markets. We believe we can continue to grow market share in our existing markets due to the favorable safety profile and improved aesthetic outcomes of our Motiva Implants.

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Launch Motiva Implants in additional markets outside the United States. We expect that continued geographic expansion will be a key driver of growth in the near term. During 2016 and 2017, we started sales through distributors in Australia, Israel, Russia, Saudi Arabia and South Korea, as well as starting direct sales in Brazil, the second largest market for breast augmentations. Expansion into new countries in the Asia-Pacific region (China, India, Taiwan and Thailand) is expected in the next several years.

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Obtain FDA approval and enter the U.S. market. We are conducting our IDE clinical trial in the United States, with the goal of obtaining approval from the FDA for a premarket application, or PMA, and commercializing our Motiva Implants in the United States. The first patient in the study was enrolled in April 2018, and we anticipate completing enrollment in early 2019.

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Optimize patient conversion through sales and marketing programs. Our MotivaImagine Centers enable us to engage with and educate patients on the Motiva brand and the benefits of our products, as well as increase clinical efficiency for our physician collaborators. In the future, we expect our MotivaImagine Centers to have important strategic synergies with our branded surgeries, which are promoted globally. We employ a multi-faceted marketing strategy that includes social media engagement, conferences, advertisements and education.

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Seek out and pursue strategic acquisitions. We intend to seek out other innovative products, services and branded procedures that meet unmet needs in the aesthetics space and complement our existing product portfolio, and we believe this can be additive to future revenue growth. We have purchased distributor networks in strategic markets and may acquire other third party sales organizations in the future. While we have no specific acquisitions or planned licensing agreements, we may engage in these, or other strategic transactions, with the goal of augmenting our existing product portfolio and global footprint.

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Continue a high level of engagement with key opinion leaders. We promote Motiva Implants, in part, via an extensive and robust calendar of physician education events led by key opinion leaders in the field of aesthetic surgery. In 2018, we will conduct approximately 70 events through our MotivaEdge educational platform. We also collaborate actively with respected and influential key opinion leader surgeons to identify and develop new clinical applications for our existing products, as well as new product and strategic opportunities.

Our Products and Technologies
The key characteristics of our primary products are described in the table below:

Product	Motiva Implants	Divina	Puregraft

Description	Soft silicone-gel filled breast implants with improved appearance, feel and safety	3D simulation device and proprietary tissue modeling software	Autologous graft of healthy, viable adipose (fat) cells for filling and contouring
Product Catalog	Available in more than 1,000 product variations, including four projection heights	For use with breast surgeries	Available in three graft volumes: 50cc, 250cc, and 850cc
Key Features
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SilkSurface/SmoothSilk shell surface

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ProgressiveGel PLUS, ProgressiveGel Ultima, Silicone filling gels

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Ergonomix design

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TrueMonobloc construction

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QInside Safety Technology RFID microtransponder

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BluSeal shell barrier layer

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Pre-operative 3D planning that enables patients and physicians to visualize post-surgical result and measure pre-existing breast volume to optimize implant selection

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May increase clinical consultation efficiency

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MotivaHybrid: fat grafting can be used in conjunction with Motiva Implants by measuring pre-existing volume of the breast and calculating the appropriate ratio between silicone implant and fat graft

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Purifies adipose tissue through selective filtration technology

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Self-contained purification process preserves sterility

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MotivaHybrid: can be used in conjunction with Motiva Implants

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We are the exclusive distributor outside of the United States and Canada

Sales Territories	Over 60 countries outside the United States including nine of the top ten markets by country for total breast augmentations in 2016
Motiva Implants
We launched Motiva Implants commercially in October 2010, and to date we have sold over 446,000 units in various countries outside the U.S. Motiva Implants incorporate a number of proprietary features that we believe contribute to Motiva Implants’ favorable safety profile as well as a natural appearance and feel. Our latest generation of Motiva Implants utilize our proprietary Ergonomix design, a round base implant that responds to gravity by shifting its maximum point of projection, offering the projection of a shaped implant without the malpositioning and rotation issues frequently associated with shaped implants. Furthermore, our ProgressiveGel family of silicone gel rheologies consists of four highly purified biocompatible gels with specific visco-elastic properties that we believe enables Motiva Implants to respond to the patient’s motion in ways that more closely mimic the appearance, feel and movement of natural breast tissue. Our catalog includes over 1,000 product variations, with round, oval and anatomical shapes, two different surfaces and volumes ranging from 105cc to 1,050cc, making it a wider range of options than those offered by our major competitors.
SilkSurface/SmoothSilk
The International Standard Organization, through the new April 2018 standard (ISO 14607:2018), created a classification of implant surface textures according to roughness. This standard includes an objective way of defining the difference between smooth, micro and macro surfaces based on roughness average. The topology of SilkSurface/SmoothSilk is characterized under the smooth category, having a low roughness value of 3.6 microns with approximately 49,000 contact features per square centimeter, with a mean feature height of 13 microns and a defined, narrow distribution of feature sizes.

Our retrospective implant data shows that Motiva Implants have a lower rate of capsular contracture and seromas when compared to available published data from competitors. We believe that these results are due in large part to the proprietary surface texturing of our Motiva Implants. Our proprietary shell surfaces are smoother and have more regular surface features than those of our primary competitors based on several studies using methods such as scanning electron microscopy, profilometry testing and statistical parameters comparisons.
A study performed in mice at the Langer Lab, by Professor Robert Langer, Institute Professor at the MIT Department of Chemical Engineering indicated that our SmoothSilk/SilkSurface attracts fewer macrophages than a traditional smooth surface. A larger percentage of macrophages in the cell mix indicates an inflammatory response, which is an early step in capsule formation. We believe the more moderate inflammatory response observed on SmoothSilk/SilkSurface is responsible for improved biocompatibility and lower complication rates.
In addition, an abstract presented in 2017 by researchers at Montana State University showed less accumulation of both bacteria and biofilm on SmoothSilk/SilkSurface in vitro when compared to smoother and textured surfaces. Biofilm formed on implant surfaces increases the risk of bacteria accumulation and capsule formation.
The graph below shows how the size of our surface features compares with those of our competitors.

Smooth
0 – 10 µm
Micro texture
10 – 50 µm
Macro texture
50+ µm
Roughness (µm)
140
120
100
80
60
40
20
0
0,27
3,6
15
49
78
103
Inspira™ SSX Smooth (Allergan)
SmoothSilk®/ SilkSurface® (Motiva Implants®)
VelvetSurface® (Motiva Implants®)
Sientra Round Textured XH (Sientra/Silimed)
Siltex™ Round MemoryGel™ Cohesive I (Mentor)
Inspira™ TSF Biocell (Allergan)

Roughness average values and surfaces classification prior to ISO14607:2018.
Measurements done according to ISO 25178-2:2012, with a non-contact profilometer uSurf Mobile, over 2.62 mm^2 using a 10x lens. Results Property of Establishment Labs (2017).

ProgressiveGel Family
The proprietary silicone chemistries that comprise our ProgressiveGel family allow for a high degree of cohesiveness and strength, but add characteristics such as softness and high ductility that enable movement dynamics more like that of natural breast tissue. We believe that the cohesive properties reduce the likelihood of silicone gel leakage in the event of a rupture in the shell. The strength of the gel is believed to contribute to a reduced frequency of gel fracture, a condition which leads to deformed implant shape and stress on the implant’s shell. While other manufacturers have claimed a “high strength” gel, ours combines a notably high elasticity (the ability to stretch without permanent deformation) with low viscosity, both of which reduce the susceptibility of the implant to rupture or breakage while improving their tactile feel and movement dynamics. Additionally, the improved adhesion of the gel to the shell structure avoids the appearance of separation spots, an aesthetic defect commonly seen in competitor products.
In addition to the safety advantages, our ProgressiveGel family provides for movement characteristics that resemble natural breast tissue. Our later generation Ergonomix products further mimic natural tissue, with a maximum point of projection that shifts downward to create a natural human breast shape when a patient is standing. This allows our Motiva Implants to provide the more natural aesthetics of “shaped” or “teardrop” implants without the risk of associated drawbacks such as breast deformation form rotation and unnaturally hard tactile feel. The images below illustrate the implants’ ability to change shape depending on the patient’s positioning.

TrueMonobloc
Our TrueMonobloc technology, which is incorporated into all generations of Motiva Implants currently sold, combines proprietary chemistry with our proprietary manufacturing techniques to create a shell, gel and other components that are tightly bound to one another. This results in an implant that is more homogeneously elastic and resistant to separation of the gel from the shell, addressing one type of implant failure that can lead to shell ruptures and silicone leaks. This also enables Motiva Implants to be stretched and squeezed to a more significant degree, which we believe currently enables breast augmentation through incision sizes smaller than one inch, compared with the published industry norm of approximately two inches. A branded surgery that we are developing, which we call Motiva Minimally Invasive Natural Technique, or Motiva MINT, would utilize a next-generation implant to take advantage of these physical properties to enable a less-invasive procedure for the patient. The implants associated with Motiva MINT have been developed, and we plan to begin the CE marking process in 2018. Instruments and special devices for the Motiva MINT procedure are currently being prototyped and tested and will require regulatory approval prior to commercialization. The following image shows that TrueMonobloc enables significant manipulation of a Motiva Implant without separation of gel from shell.
QInside Safety Technology RFID Technology
We offer the QInside Safety Technology as an optional feature in our Motiva Implants. QInside Safety Technology provides a Radio-Frequency Identification Device, or RFID, microtransponder, specially manufactured and encapsulated for implantation in the human body, that is embedded in the gel of a Motiva Implant. The microtransponder contains only a unique 15 digit code that identifies the product, and does not contain any patient information. This microtransponder can be read with a simple pass from our non-invasive and inexpensive reading device, the QInside Safety Technology Reader, and the serial number corresponds with related information in our MotivaImagine database such as implant type, size and other characteristics. Patients can create a secure account, register the products and include applicable patient information either through the MotivaImagine application or our website, to access their implant information. Surgeons can access that implant-related information through our Motiva Implants website, but they can only view patient-specific information of patients that have been linked to them after the patient or the surgeon creates a secure account and registers the products and provide patient information. The MotivaImagine application and Motiva Implants website also allow the patient to access the implant warranty information. This traceability is intended to give patients comfort that any future recalls can be positively identified as applying, or not applying, to that patient’s particular implant. This addresses a key concern that often discourages women who are otherwise interested in implants from making the choice to move forward with surgery. Motiva Implants are currently the only breast implants on the international market with QInside Safety Technology; however, we believe there is an opportunity to sell these microtransponders to our competitors in the space.

Each implant’s unique electronic serial number is encoded into the RFID circuitry as part of a three point authentication system: the microtransponder, the reader and the database. This authentication system prevents unauthorized access to any personal information of the patient and is compliant with FDA regulations.
We also believe that additional functionality can be added to this microtransponder platform. Future potential applications currently under development include temperature sensing as a means of infection detection or pressure sensing as a means of detection of shell rupture.
BluSeal
Our BluSeal technology embeds a visually distinct layer of blue silicone into the SilkSurface shell. This patent-pending manufacturing innovation is intended to highlight any imperfections in the barrier layer coverage with a distinct color. This provides the plastic surgeon with the ability to verify whether the barrier layer has coverage defects or other imperfections before implantation that might lead to post-implantation shell rupture or gel bleed. We believe this is another safety innovation that contributes to our substantially lower reported implant rupture rates as compared to reports for our primary competitors.
Divina 3D Simulation System
We sell our Divina 3D surgical simulation systems to distributors and plastic surgeons for use in pre-surgical patient consultations and planning. Divina utilizes a combination of 3D imaging hardware and proprietary Tissue Behavior Simulation software to give physicians and patients the ability to visualize the potential aesthetic result of a procedure and to explore various implant sizes in real time.
Current methodologies for choosing the base size and projection of an implant are highly subjective. The same size implant will yield very different aesthetic results depending on the patient’s existing breast mass, breast shape, and torso geometry. Divina improves this process in two key ways: for the physician, the simulation engine and software allows a rapid and precise way to narrow down the patient’s choices to a handful of Motiva Implant sizes that will yield the patient’s desired look, and for the patient, the ability to see a rendered simulation of her own body increases the level of confidence that a surgery will achieve her aesthetic goals.
We believe that the addition of a Divina system to a clinic can facilitate an increase in the number of patients who proceed from a consultation to a surgical procedure. We intend to make the sale of Divina systems a key component of our sales and marketing strategy going forward.
Puregraft and Tulip - Autologous Fat Augmentation
Adipose (fat) tissue removed from one area of a patient’s body can be re-injected under the skin of the face, breasts, or in other areas where augmentation and shaping are desired. In the breast augmentation context, there is an unmet need for predictable contouring around the edges of the breast, both with and without volume augmentation via silicone implants. Puregraft LLC’s line of products provides surgeons with a tool for additional contouring around breast implants, which we call MotivaHybrid when used in combination with Motiva Implants and a 3D pre-surgical scan using our Divina system or another 3D scanning system.
In an independent study by Gerth et al. reported in the peer-reviewed Aesthetic Surgery Journal in 2014 conducted between November 2010 and November 2012, 26 patients that had received autologous adipose tissue grafts for facial contouring processed via Puregraft had significantly higher long-term retention of volume when compared to 33 patients that had received grafts processed using conventional means, with statistical significance being determined by a p-value of 0.03. In another independent study conducted by Sforza et al. at Dolan Park Hospital published in the Aesthetic Surgery Journal in 2016, in the breast augmentation setting, a clinical study of 26 patients, whose implant procedures were subsequently enhanced with Puregraft-enabled grafts between April 2013 and October 2014, resulted in approximately 73% of fat volume being retained by patients at one year, and 96% of patients reported satisfaction with the outcome. We believe these results illustrate the benefits of Puregraft versus other conventional means of extracting and purifying this tissue.
In September 2016, we became the exclusive distributors, outside the United States and Canada, of the Puregraft line of products for autologous adipose tissue harvesting and redistribution. Puregraft LLC currently sells its products in the United States and Canada itself. These devices are CE Marked for sale outside the United States and Canada, and hold a 510(k) clearance for sale in the United States. The initial term of our distribution agreement with Puregraft ends in September 2019, but we have the ability to renew the agreement at the end of the initial term if we wish to do so and meet certain minimum purchase requirements.
These procedures require a cannula for tissue extraction and reinsertion, and we also sell a special cannula for this purpose made by Tulip Medical Products. This cannula is differentiated by its proprietary rounded shape and low-friction coating, which are aimed at reducing trauma to the patient or implant during the procedure.
MotivaImagine Centers
We utilize our MotivaImagine Center initiative, which are collaborations with plastic surgery clinics whereby we provide them with access to our technologies and the ability to brand themselves as a MotivaImagine Center. In exchange for these services and use of the Motiva branding, each MotivaImagine Center commits to use Motiva Implants and other products in the MotivaImagine product platform. Before certifying a MotivaImagine Center, we ensure that the center offers:

▪	either our Divina or AX3 3D simulator, or a third party cloud-based visualization software that we sell in partnership with Crisalix systems;

▪	access to the full suite of MotivaImagine products that complement Motiva Implants;

▪	surgical staff trained by Establishment Labs in the optimal use of MotivaImagine products; and

▪	branding and design elements, according to company guidelines, that are intended to create a more luxurious and reassuring experience for patients.
Since 2016, 28 independent clinics outside the United States have elected to become MotivaImagine Centers, and we are pursuing enrollment of additional centers as a key component of our sales and marketing strategy. We also intend to utilize the network of MotivaImagine Centers as a channel for other future aesthetic surgical products on our MotivaImagine platform.
Branded Surgeries
Our suite of products and technologies enables surgical techniques that we intend to develop and promote as “branded surgeries.” Our first such branded surgery, MotivaHybrid, combines 3D pre-surgical assessment of existing breast tissue volume using either our Divina system or another 3D scanning system, together with Motiva Implants and Puregraft autologous adipose tissue grafts. The MotivaHybrid method is designed to enable surgeons to optimize silicone volume using Motiva Implants and balance the ratio of silicone to tissue with additional contouring using Puregraft for more natural balanced results and improved patient satisfaction. Our second branded surgery, Motiva MinimalScar, allows surgeons to significantly reduce the size of the surgical incision by using our proprietary MotivaImagine Ultralight LED Retractor in conjunction with the Motiva Insertion Sleeve. We are also developing Motiva Minimally Invasive Natural Technique, or Motiva MINT — a family of branded surgeries that we anticipate will allow breast augmentation through small incisions. We intend for Motiva MINT to allow breast augmentation procedures to be performed under local anesthesia rather than general anesthesia, with faster recovery times and a resulting reduction of surgical complications. The implants associated with Motiva MINT have been developed, and we currently intend to begin the CE marking process in 2018. Instruments and special devices for the Motiva MINT procedure are currently being prototyped and tested and will require regulatory approval prior to commercialization. We believe Motiva MINT will be able to attract new customers and expand the market for breast aesthetic procedures.
Our Clinical Data
7-Year Safety Postmarket Surveillance Data
Dating from the commercial launch of Motiva Implants in October 2010 through March 2018, we have sold approximately 446,000 breast implants in various countries outside the United States and Canada. We maintain a Quality Management System database to log all complaints received from patients or physicians. Since 2010, a total of 324 complaints have been reported, investigated and processed, representing less than 0.1% of the total patients receiving Motiva Implants as of March 2018. There were no reported cases of late seroma, double capsule formation or ALCL in this data set, and there were six cases of seroma. The table below shows the rates of rupture, capsular contracture and reoperation for adverse events of our Motiva Implants from data gathered through March 2018. In contrast to the above competitor data, our data is self-reported rather than collected at mandatory follow-ups and was generated solely for our post-market surveillance instead of in connection with an FDA PMA approval study. All of these patients were located outside the United States.

Motiva Implants
Number of Implants	N=446,773 Implants(1)
Rupture	< 0.1%
Capsular Contracture	< 0.1%
Reoperation for Adverse Events	< 0.1%
Reoperation (All Causes)	N/A(2)

(1) Data is internally tracked on an individual implant basis rather than by patient.
(2) Complaint database does not capture reoperations for reasons not related to safety.
Independent Clinical Experience
An independent study by Sforza et al., published in the peer-reviewed Aesthetic Surgery Journal in 2017, conducted at a single center, the Hospital Group Ltd.’s Dolan Park Clinic, or Dolan Park, in Bromsgrove, England, between April 2013 and April 2016, reported 5,813 consecutive cases of breast augmentation with Motiva Implants. This independent study was commissioned by Dolan Park’s medical director, Dr. Sforza, who is also a member of our medical advisory board and receives compensation from us in such capacity. The study, conducted by a group of 16 plastic surgeons at Dolan Park, reported overall rates of complication and reoperation of 0.76% over an interval of three years. We have also entered into a long-term supply agreement for our products with Dolan Park. There were no serious adverse events and no cases of implant rupture for device failure, capsular contracture (Baker III/IV) in primary cases, double capsules, or late seromas. The authors presented consistent real-world data and believe that their free, three year aftercare system is a strong method for patient retention and follow-up by eliminating any financial limitations for patients to return for follow-up consultations if any issues occur. Anecdotally, the same group of surgeons utilizing the same aftercare system for the last seven years reported substantially different results utilizing other types of silicone breast implants (i.e, non-Motiva Implants). The overall revision rate for this group from 2010 to 2013 utilizing a different, macro-textured, FDA approved implant (N > 10,000) was 8.43%, which is more than 10 times higher than the rate for Motiva Implants reported in this analysis.

(1)  Name of FDA approved competitors have not been published.
10-Year Prospective Trial: 4- and 7-year Data
In addition to the review of safety data shown above, we are conducting a prospective study at a single clinical center in Costa Rica to assess patient safety with Motiva Implants. The study is being conducted by two board-certified plastic and reconstructive surgeons at a single plastic surgery center accredited by the American Association for Accreditation of Surgery Facilities. Both of the surgeons who conducted this study are related to our chief executive officer. The participants in the study received two Motiva Implants free of charge and the plastic surgery center received an additional two Motiva Implants for each patient enrolled as compensation for the study. This study measures outcomes similar to those that will be required in our planned, larger, clinical study to support U.S. marketing authorization. The current study has enrolled 233 patients in two groups: Group A (n=35 patients, with 30 currently evaluable for seven year follow-up) and Group B (n=198, with 47 currently evaluable through four year follow-up). Group B was an expansion cohort enrolled after sufficient initial safety had been demonstrated in Group A. All patients were elective primary augmentation cases. The protocol calls for follow-up evaluations at 24 hours, four days, two weeks, one month, three, six, twelve months, two years and three years, with yearly evaluations thereafter, and the final evaluation at ten years post-implantation. The table below shows patient adverse event rates from our prospective study of Motiva Implants.
Adverse Event Rates with Motiva Implants

Cohort Size	N=35 Patients 30 evaluable at 7 years	N=198 Patients 47 evaluable at 4 years
Ruptures	0.0%	0.0%
Capsular Contracture	0.0%	0.0%
Reoperations (Adverse Events)	0.0%	0.0%
Reoperations (All Causes)	9.4%	0.0%

In Group A, 32 patients have reached the seven year evaluation point. Two patients out of the 32 primary augmentation cases followed up for seven years did not attend the seven year follow-up visit. There have been no cases reported of implant rupture, capsular contracture, double capsule, late seroma, seroma, ALCL or reoperation for safety reasons. Two patients opted for reoperation to change the breast implant size, and one patient opted for a revision surgery with mastopexy (breast lift). The most common adverse events were changes in nipple sensation, ptosis (lengthening of the breasts), and post-operative pain.

In Group B, 198 patients have been enrolled as of April 2018, with 47 Group B patients evaluable through the four year valuation point. Group B has not resulted in any cases of implant rupture, capsular contracture, double capsule, late seroma, seroma, ALCL or reoperation for safety reasons.
No serious illness were attributed to the implants in either Group A or Group B.
Study To Support a PMA
We have started conducting a prospective IDE clinical trial in the United States . Our IDE request was approved by the FDA on March 20, 2018 to perform a single open-label, multi-center trial, with follow-up visits available at the time of filing. We will continue to monitor patients for ten years post-implantation. The primary endpoints of the trial will be safety, effectiveness and patient satisfaction. In general, our trial design and patient enrollment are consistent with prior PMA studies conducted by Allergan, Mentor, and Sientra. Our first patient was enrolled in the clinical trial on April 6, 2018, and we anticipate completing enrollment in early 2019. We plan to enroll 750 patients in the study across 25 sites in the United States, Canada, Germany and Sweden.
Sales and Marketing
We primarily derive revenue from sales of our Motiva implants from two types of customers: (1) medical distributors and (2) direct sales to physicians, hospitals, and clinics. We currently sell our products in over 60 countries through exclusive distributors, except in Brazil, France, Sweden, Denmark, Norway and the United Kingdom where we sell through our direct sales force. As of March 31, 2018 , our sales organization included 55 employees and contractors, including 45 in Brazil supporting the over 1,000 plastic surgeons that have purchased our products to date. All of these sales personnel are supported through a suite of tools, including marketing and training materials, mobile smartphone applications, and access to a robust schedule of physician education events. We also apply significant attention to helping our distributors maintain positive relationships with surgeons and clinics in their respective regions, and to positioning our product in the marketplace as a premium product with consequent premium pricing.
We demonstrate our confidence in Motiva Implants with the Motiva Always Confident Warranty, which offers patients a free replacement for any Motiva Implant that ruptures, for the life of the product. We also replace any implant which is replaced due to capsular contracture of Baker Grade III or IV severity at any time in the first 10 years post-implantation. We also offer an extra-cost extended warranty, which provides financial assistance of up to $2,500 to cover surgical costs resulting from rupture or capsular contracture.
We employ a multi-faceted marketing strategy that includes social media engagement, conferences, advertisements and education.

Intellectual Property
Our success depends at least in part upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets and trademarks, as well as customary contractual protections.
We have assembled a broad portfolio of intellectual property related to our medical device and aesthetics products. We believe this intellectual property, combined with proprietary manufacturing processes and the regulatory approvals we have successfully obtained outside of the United States , provides us with a strong market position. As of July 4, 2018, we own or have rights to three issued and nine pending patents in the United States related to various aspects of our Motiva implants (such as implant barrier layers, surface texture technology, minimally invasive implant delivery systems, and our QInside Safety Technology radio frequency identification devices). In addition, we have eleven pending foreign applications and five pending PCT applications. Our owned and licensed patents are expected to expire at various times between March 2026 and September 2034. Our owned and licensed pending applications, if granted, likely would expire between April 2027 and October 2037.
In addition to pursuing patents on our products, we have taken steps to protect our intellectual property and proprietary technology by entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, corporate partners, and, when needed, our advisors. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. In addition, we intend to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

In general, the medical device industry is characterized by the existence of a large number of patents and frequent allegations and related litigation regarding patent and other intellectual property rights. Third parties, including our competitor companies, may assert patent, copyright, trademark and other intellectual property rights against us, our partners or our customers. Our standard license and other agreements may obligate us to indemnify our partners and customers against such claims. We could incur substantial costs and divert the attention of our management and technical personnel in defending against any such claims. Successful claims of infringement by a third party could prevent us from selling or distributing certain products or performing certain services, require us to expend time and resources to develop non-infringing products, or force us to pay substantial damages, including treble damages if we are found to have willfully infringed patents-royalties or other fees. We cannot assure you that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights.
Research and Development
Our goal is to continue to improve the existing products on our MotivaImagine platform, as well as develop new products and new branded surgical techniques. We have a highly experienced team and deep customer and key opinion leader relationships. We also have sophisticated internal prototyping and testing equipment. These allow us to invent, develop, test, and commercialize products with in-house resources. As a result, we have introduced four distinct generations of Motiva Implant product since October 2010, with innovative features added to each successive generation.
We have and will continue to work with several institutions in our effort to advance implant technology, and generate additional scientific data to support the improved safety outcomes associated with our products, including:

▪	Massachusetts Institute of Technology (MIT)

▪	Medical University of Innsbruck

▪	Plastic and Reconstructive Research Center at the University of Manchester

▪	Center for Biofilm Engineering of Montana State University

▪	The Chair of Plastic Surgery at the School of Medicine and Psychology of Sapienza University of Rome

▪	Microscopic Structure Research Center of the University of Costa Rica
We have incurred, and expect to continue to incur, significant research and development expenses. For the years ended December 31, 2015, 2016 and 2017, our research and development expenses were $0.6 million, $2.7 million and $6.9 million, respectively. For the three months ended March 31, 2017 and 2018, our research and development expenses were $1.5 million and $2.1 million, respectively. Our research and development expenses consist of costs associated with our clinical and post-approval studies, regulatory activity and product development, including the development of Motiva Implants and other current and future aesthetic and reconstruction surgical devices on the MotivaImagine platform.
Implantable RFID Microtransponder Platform
The RFID technology platform that we use in the QInside feature of our Motiva Implants is independently cleared as a system via the FDA’s 510(k) pathway. We are developing more sophisticated functionality using this technology platform. We believe our RFID technology will be an attractive platform for a variety of other applications, including unique device identification for other types of implantable medical devices, functional implantable biosensors, and diagnostic monitoring. Future specific indications include detection of device life cycles (e.g. flexion/contraction cycles for artificial hip and knee joints) and monitoring of analytes such as circulating tumor cells and blood chemistry components. Some of these applications we may choose to develop and commercialize internally, while others may be more appropriately commercialized via partnerships with other medical device companies.
We control all the activities of the development and manufacturing of our QInside Safety Technology RFID transponders. This allows us for adapting to specific needs or new developments in our field.
Manufacturing and Suppliers
Facilities
We manufacture our products in ISO-13485-certified manufacturing facilities located in the Coyol Free Zone office park in Costa Rica, a park populated by a number of international medical device companies and granted tax-advantaged status by the government of Costa Rica. Our newest and largest manufacturing facility opened at the end of 2016 and we began shipping manufactured product from this facility in March 2017. This facility has more than 13,000 square feet of office space and production areas which are capable of producing over 400,000 implants a year, with state-of-the-art support systems for sustaining production, including an ice-bank system for cooling the controlled air in the clean room and support areas, water-lubricated air compressors for eliminating the presence of oil particulates, heat recovery systems for energy saving, and an energy micro-grid comprised of solar panels and energy-storage batteries. These energy efficient systems generate up to 80% of the total energy consumption of the building, which received LEED Gold Certification by the U.S. Green Building Council in August 2017. Our initial facility was established in 2009 and has about 3,000 square feet of production areas, capable of producing over 100,000 implants a year.
In July 2017, both facilities received the MDSAP regulatory certification. MDSAP was established by a coalition of international medical device regulatory authorities including Australia’s TGA, Brazil’s ANVISA, Health Canada, Japan’s MHLW and PMDA and the U.S. FDA. The goal of MDSAP is to allow a single regulatory audit of a medical device manufacturer’s Quality Management System to satisfy the needs of the participating regulatory jurisdictions. This program enables manufacturers to contract with an authorized third-party auditing organization, in our case the British Standards Institute, to conduct a single audit to satisfy the relevant regulatory requirements of the participating regulatory authorities including the FDA, which recognizes MDSAP audit reports as a substitute for FDA Establishment Inspection Reports.
We are also subject to periodic inspections and audits by various international regulatory and notified bodies, and we believe our past performance in these audits reflects the strength of our quality system and manufacturing controls. We consider this to be a key element of our risk management and business continuity strategies and a competitive advantage as we have full control of the product life-cycle. Our in-house manufacturing team includes over 200 employees, all of whom undergo well defined training programs throughout their period of employment. We believe our manufacturing experience, know-how, and process-related trade secrets are also a competitive advantage.
Process
We produce our shell surfaces using a novel 3D negative imprinting molding technique that allows much more precise control over feature size, a uniform distribution of features on the surface, no particles creation, and less unit-to-unit variation. Our primary competitors utilize the “salt-loss” technique or “polyurethane foam imprint” technique. The “salt-loss” technique blows crystals of salt or sugar onto the uncured silicone shell in order to produce surface texture and the “polyurethane foam imprint” technique uses a foreign material to press against the last uncured silicone layer to produce surface features. We believe our 3D negative imprinting technique is more efficient and consistent than the techniques used by our competitors because the application of our surface texture is integrated with the molding process, rather than requiring a separate, subsequent process.
Suppliers
We source manufacturing inputs from a number of outside suppliers. In particular, we obtain NuSil brand medical-grade silicone from Avantor (previously NuSil Technology LLC), which is a sole-source supplier of such product to the entire silicone breast implant industry. In 2016, we entered into a new supply agreement with NuSil-Avantor, which provides for specified prices per unit of each relevant component through 2021, with potential extensions beyond that date.
Other critical materials are the silicone patches and other silicone components used for the assembly of our breast implants. All these components are also made with NuSil medical-grade silicone, and manufactured by specialized silicone contract manufacturing suppliers. All component suppliers undergo strict quality inspections to ensure these can meet our quality standard. Other important components are the primary packaging polycarbonate trays, the Tyvek sealing lids and packaging. All these components are also critical to maintain integrity of the product throughout its shelf-life and all these suppliers must be qualified and materials must be validated prior to being approved for manufacturing activities. Most suppliers are evaluated annually and we carry second source supplier activities to ensure business continuity and quality and costs improvement.
Competition
The market for silicone breast implants is relatively concentrated, with Allergan plc and Mentor Worldwide LLC, a division of Johnson & Johnson. In the United States, Sientra, Inc. is the only other company with an approved silicone implant product. Internationally, the market is more fragmented, with GC Aesthetics plc, Silimed, Inc., Groupe Sebbin SAS, Hans Biomed Crop., Polytech Health & Aesthetics, and Arion Laboratories.
Our major competitors in the silicone marketplace are either publicly-traded companies or divisions or subsidiaries of publicly-traded companies with significantly more market share and resources than we have. These companies have greater financial resources for sales, marketing and product development, broader established relationships with health care providers and third-party payors, and larger and more established distribution networks. In some instances, our competitors also offer products that include features that we do not currently offer in all geographies. Our competitors also have regulatory approval to market and sell their products in countries where we currently do not, notably the United States. In addition, our competitors may offer pricing programs with discounts across their non-breast aesthetic product portfolios.

We also face potential future competition from a number of companies, medical researchers and existing medical device companies that may be pursuing new implant technologies. These include non-implant breast augmentation through injections of autologous adipose tissue, new material technologies such as synthetic fillers, and new methods of enhancing and reconstructing the breast.
We believe the primary competitive factors in our current and future markets include:

▪	safety and outcomes data generated in clinical studies;

▪	regulatory approvals;

▪	technological characteristics of products;

▪	complementary platforms of non-implant products, such as facial fillers and fat grafting technologies;

▪	product price;

▪	customer service; and

▪	support by key opinion leaders.
Federal Food, Drug, and Cosmetic Act
Breast implants are regulated as Class III medical devices in the United States, and are subject to the Federal Food, Drug, and Cosmetic Act as implemented and enforced by the FDA. The FDA administers requirements covering the design, development, testing, safety, effectiveness, manufacturing, labeling, promotion, advertising, distribution, and postmarket surveillance of medical devices. Medical devices are classified as Class I (lowest risk), II (moderate risk), or III (highest risk). Unless an exemption applies or the product is a Class I device, each medical device that we market must first receive either premarket notification clearance (by filing a 510(k) submission) or premarket approval (by filing a PMA) from the FDA. Breast implants are currently classified as Class III devices requiring an approved PMA for commercial distribution. In addition, certain modifications made to marketed devices also may require 510(k) clearance or approval of a PMA supplement.
The process of obtaining FDA clearance or approval of a medical device can be lengthy and costly. The FDA’s 510(k) clearance process usually takes from three to twelve months, but it can take longer. The process of obtaining PMA approval is much more costly, lengthy, and uncertain, and is generally preceded by the conduct of pre-clinical testing and a well-controlled clinical study. The FDA’s guidance document “Saline, Silicone Gel, and Alternative Breast Implants” currently recommends that a core study, which can be a single, open label, multi-center study, be conducted with ten years or more of prospective patient follow-up. To date, PMAs for silicone breast implants have been submitted for approval to the FDA with a minimum of three years of premarket core study data. Additionally, the FDA will not approve the PMA until it conducts a pre-approval inspection of our manufacturing facility and determines that it is in compliance with good manufacturing practices, as set forth in the FDA’s Quality System Regulation or QSR. The PMA review and approval process generally takes from one to three years, but may take longer. The FDA’s guidance document “Saline, Silicone Gel, and Alternative Breast Implants” also states that manufacturers seeking approval of breast implants will be subject to post-approval requirements, which may include, but are not limited to, long-term follow-up of the core clinical study patients, conduct of separate post-approval studies, participation in a patient registry or other studies, and training programs for physicians and surgeons, and periodic reporting requirements.
In addition to regulations governing 510(k) and PMA submissions, we are subject to regulations governing the conduct of clinical investigations, including regulations related to informed consent, Institutional Review Board review and approval, Good Clinical Practices, or GCPs, and labeling of investigational devices. Our clinical study sites are subject to possible inspection by the FDA. We received an IDE approval from the FDA in March 2018, to initiate a clinical trial and our first patient was enrolled in April 2018.
When we initiate commercial distribution of our devices in the United States, we will be subject to FDA device listing and establishment registration, good manufacturing practice requirements as set forth in the QSR, labeling requirements, reporting of adverse events and device malfunctions, post-approval restrictions or conditions, post-market surveillance requirements, and reporting requirements for product recalls, or corrections or removals in the field. Our manufacturing facilities, as well as those of certain of our suppliers, will be subject to periodic and for-cause inspections by the FDA to verify compliance with the QSR and other regulatory requirements.
HIPAA and Other Privacy Laws
The Health Insurance Portability and Accountability Act of 1996, or HIPAA, established for the first time comprehensive protection for the privacy and security of protected health information. HIPAA standards apply to three types of organizations, or “Covered Entities”: certain health plans, health care clearing houses, and health care providers which conduct certain health care transactions electronically. Covered Entities and their “Business Associates”: entities that perform services on behalf of a Covered Entity that involves the creation, use, maintenance or disclosure of protected health information, must have in place administrative, physical, and technical standards to guard against the misuse of protected health information. Some of the institutions and physicians from which we obtain biological specimens that we use in our research and validation work are Covered Entities and must obtain proper authorization from their patients for the subsequent use of those samples and associated clinical information. We may perform future activities that may implicate HIPAA, such as providing clinical laboratory testing services or entering into specific kinds of relationships with a Covered Entity or a Business Associate of a Covered Entity.
Additionally, the Health Information Technology for Economic and Clinical Health Act, enacted as part of the American Recovery and Reinvestment Act of 2009 amended HIPAA by increasing the civil and criminal penalties that may be imposed against Covered Entities, their Business Associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions.
Our activities must also comply with other applicable privacy laws. For example, there are also international privacy laws that impose restrictions on the access, use, and disclosure of health information. All of these laws may impact our business. If we fail to comply with these privacy laws, or if significant changes in the laws restrict our ability to obtain tissue samples and associated patient information, this could significantly impact our business and our future business plans.
Federal and State Billing and Fraud and Abuse Laws
Antifraud Laws/Overpayments
As participants in national and state health care programs, we may be subject to numerous national and state antifraud and abuse laws in various countries. Many of these antifraud laws are broad in scope, and neither the courts nor government agencies have extensively interpreted these laws. Prohibitions under some of these laws include:

▪	the submission of false claims or false information to government programs;

▪	deceptive or fraudulent conduct;

▪	excessive or unnecessary services or services at excessive prices; and

▪	prohibitions in defrauding private sector health insurers.
One of these statutes, the federal False Claims Act, is a key enforcement tool used by the government to combat health care fraud. The federal False Claims Act imposes liability on any person who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal health care program. In addition, violations of the federal physician self-referral laws, such as the Stark laws discussed below, may also violate false claims laws.
Numerous federal and state agencies enforce the antifraud and abuse laws. In addition, private insurers may also bring private actions. In some circumstances, private whistleblowers are authorized to bring fraud suits on behalf of the government against providers and are entitled to receive a portion of any final recovery.
Federal and State “Self-Referral” and “Anti-kickback” Restrictions
Self-Referral Law
We will be subject to a federal “self-referral” law, commonly referred to as the “Stark” law, which provides that physicians who, personally or through a family member, have ownership interests in or compensation arrangements with a laboratory are prohibited from making a referral to that laboratory for laboratory tests reimbursable by Medicare, and also prohibits laboratories from submitting a claim for Medicare payments for laboratory tests referred by physicians who, personally or through a family member, have ownership interests in or compensation arrangements with the testing laboratory. The Stark law contains a number of specific exceptions which, if met, permit physicians who have ownership or compensation arrangements with a testing laboratory to make referrals to that laboratory and permit the laboratory to submit claims for Medicare payments for laboratory tests performed pursuant to such referrals. The Stark law contains similar prohibitions and exceptions with respect to referrals by physicians for other designated health services to entities in which the referring physician has a financial interest.
We will be subject to comparable state laws, some of which apply to all payors regardless of source of payment, and do not contain identical exceptions to the Stark law. For example, we will be subject to a North Carolina self-referral law that prohibits a physician investor from referring to us any patients covered by private, employer-funded or state and federal employee health plans. The North Carolina self-referral law contains few exceptions for physician investors in securities that have not been acquired through public trading, but will generally permit us to accept referrals from physician investors who buy their shares in the public market.

We have several shareholders who are physicians in a position to make referrals to us. We have included within our compliance plan procedures to identify requests for testing services from physician investors and we do not bill Medicare, or any other federal program, or seek reimbursement from other third-party payors, for these tests. The self-referral laws may cause some physicians who would otherwise use our laboratory to use other laboratories for their testing.
Anti-Kickback Statute
The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal health care program, such as the Medicare and Medicaid programs. The term “remuneration” is not defined in the federal Anti-Kickback Statute and has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payment, ownership interests and providing anything at less than its fair market value. The reach of the federal Anti-Kickback Statute was also broadened by the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act, or PPACA, which, among other things, amended the intent requirement of the federal Anti-Kickback Statute and certain criminal health care fraud statutes . Pursuant to the statutory amendment, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, PPACA provides that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act or the civil monetary penalties statute, which imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.
The OIG has criticized a number of the business practices in the clinical laboratory industry as potentially implicating the federal Anti-Kickback Statute, including compensation arrangements intended to induce referrals between laboratories and entities from which they receive, or to which they make, referrals. In addition, the OIG has indicated that “dual charge” billing practices that are intended to induce the referral of patients reimbursed by federal health care programs may violate the federal Anti-Kickback Statute.
Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for health care items or services reimbursed by any source, not only the Medicare and Medicaid programs, and do not contain identical safe harbors. For example, North Carolina has an anti-kickback statute that prohibits health care providers from paying any financial compensation for recommending or securing patient referrals. Penalties for violations of this statute include license suspension or revocation or other disciplinary action. Other states have similar anti-kickback prohibitions.
Both the federal Anti-Kickback Statute and the North Carolina anti-kickback law are broad in scope. The anti-kickback laws clearly prohibit payments for patient referrals. Under a broad interpretation, these laws could also prohibit a broad array of practices involving remuneration where one party is a potential source of referrals for the other.
Federal and State Transparency Laws
Beginning in August 2013, the Physician Payment Sunshine Act, enacted as part of PPACA, and its implementing regulations requires certain medical device manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any “transfer of value” made or distributed to such entities, as well as any investment interests held by physicians and their immediate family members. Manufacturers are required to report this information to the U.S. Department of Health and Human Services, or HHS, on an annual basis. Various states have also implemented regulations prohibiting certain financial interactions with health care professionals or mandating public disclosure of such financial interactions. We may incur significant costs to comply with such laws and regulations now or in the future.
If we or our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from participation in U.S. federal or state health care programs, additional reporting and government oversight, and the curtailment or restructuring of our operations. To the extent that any product we make is sold in a foreign country in the future, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to health care professionals. To reduce the risks associated with these various laws and governmental regulations, we have implemented a compliance plan. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.
International Medical Device Regulations
International marketing of medical devices is subject to foreign government regulations, which vary substantially from country to country. The European Commission is the legislative body responsible for directives, including Directive 93/42/EEC which, once implemented in each member state, must be complied with by manufacturers selling medical products in the EU and the European Economic Area, or EEA. The EU includes most of the major countries in Europe, while other countries, such as Norway and Switzerland, are part of the EEA and European Free Trade Area, or EFTA, respectively, and have voluntarily adopted laws and regulations that mirror those of the EU with respect to medical devices. The EU directives address regulation of the design, manufacture, labeling, clinical studies and post-market vigilance for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear the CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be marketed throughout the EU and EEA.
Outside of the EU, regulatory pathways for the marketing of medical devices vary greatly from country to country. In many countries, local regulatory agencies conduct an independent review of medical devices prior to granting marketing approval. For example, in China, approval by the SFDA must be obtained prior to marketing an medical device. In Brazil, the inspections and approvals of products and facilities carried out by the ANVISA and InMetro agencies are required prior to marketing a Class 3a medical device like our Motiva Implants. We received regulatory clearance in Brazil in March 2017 and launched our Motiva Implants commercially in July 2017. The process in such countries may be lengthy and require the expenditure of significant resources, including the conduct of clinical trials. In other countries, the regulatory pathway may be shorter or less costly. The timeline for the introduction of new medical devices is heavily impacted by these various regulations on a country-by-country basis, which may become longer and more costly over time.
U.S. Health Care Reform
In March 2010, the PPACA was enacted, which includes measures that have or will significantly change the way health care is financed by both governmental and private insurers. The PPACA contains a number of provisions, including those governing enrollment in federal health care programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government health care programs and will result in the development of new programs. The PPACA, among other things, could result in the imposition of injunctions and imposes a tax of 2.3% on the retail sales price of medical devices sold after December 31, 2012. This tax may apply to Motiva Implants and some or all of our products which are in development. The excise tax has been temporarily suspended through the end of 2019, but will be reinstated in 2020 without additional Congressional action.
Some provisions of the PPACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the PPACA, as well as recent efforts to repeal or replace certain aspects of the PPACA. While Congress has not passed comprehensive repeal legislation, we expect there will be additional challenges and amendments to the PPACA in the future.
In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. For example, the Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals for spending reductions to Congress. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, which triggered the legislation’s automatic reduction to several government programs, including aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013, which , due to subsequent legislative amendments to the statute, including the Bipartisan Budget Act of 2018, will remain in effect through 2027 unless additional Congressional action is taken. In January 2013, former President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which delayed for another two months the budget cuts mandated by the sequestration provisions of the Budget Control Act of 2011. The ATRA, among other things, also reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In March 2013, former President Obama signed an executive order implementing sequestration, and in April 2013, the 2% Medicare reductions went into effect. We cannot predict whether any additional legislative changes will affect our business.
The Foreign Corrupt Practices Act
The Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, prohibits any U.S. individual or business from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.
Employees
As of March 31, 2018, we had 397 full-time employees. None of our employees are represented by a labor union or covered by collective bargaining agreements.
Facilities
Our principal executive offices are located in Alajuela, Costa Rica, where we occupy 34,750 square feet of office, laboratory and manufacturing space under two leases which expire in 2023 and 2026. In order to increase our manufacturing capacity, we have constructed a new manufacturing facility of approximately 27,000 square feet, which began shipping manufactured product in March 2017. We have an option to purchase this manufacturing facility, and on May 11, 2016 we provided notice of our intent to exercise our purchase right and expect the transaction to complete by the end of 2018. We also have office and warehouse space in Wommelgem, Belgium, Sao Paulo, Brazil and Paris, France pursuant to leases that expire in August 2020, June 2023 and December 2026, respectively.
Scientific Advisory Board
The members of our scientific advisory board, none of whom are our officers or employees, provide us with advice and assistance on various matters regarding our breast implant products and the aesthetic surgical industry in general. We consider our scientific advisory board members to be opinion leaders in their respective fields, and they offer us advice and feedback regarding, among other things, the assessment of new technologies and their applications.
As of June 30, 2018 , our Scientific Advisory Board consisted of the following members:

Name	Position and Affiliation
Robert Langer, Ph.D.	David H. Koch Institute Professor, Massachusetts Institute of Technology
Ardeshir Bayat, M.D. & Ph.D.	Reader, School of Biological Sciences, University of Manchester
Brian Kinney, M.D.	Clinical Assistant Professor of Plastic Surgery at USC School of Medicine; Editorial board member of the Aesthetic Surgery Journal
Benjamin Lewin, Ph.D.	Founder of life sciences journal, Cell
John Hancock	Medical devices entrepreneur

We have entered into consulting agreements with all of the above advisors. Our advisory members are reimbursed for certain of their out-of-pocket expenses incurred in connection with company-related business, and certain of our advisory board members receive cash compensation for their services. In addition, we have granted share options to purchase common shares to certain advisory board members for their service.
Medical Advisory Board
The members of our medical advisory board, none of whom are our officers or employees, provide us with advice and assistance on medical and clinical topics regarding our breast implant products and the aesthetic surgical industry in general. We consider our medical advisory board members to be opinion leaders in their respective fields, and they offer us advice and feedback regarding, among other things, unmet needs and opportunities, clinical feedback on existing products, and the assessment of new clinical applications.

As of June 30, 2018, our Medical Advisory Board consisted of the following members:

Name	Position and Affiliation
Marcos Sforza, M.D.	Medical Director, The Hospital Group, UK
Alexandre Mendoca Munhoz, M.D.	Plastic Surgeon and Chief of Breast Reconstruction, Cancer Institute of Sao Paulo
Dennis Hammond, M.D.	Board Certified Plastic Surgeon; co-author of textbook Surgery of the Breast: Principles and Art
Manuel Enrique Chacon Quiros, M.D.	Attending Surgeon and Partner, Chacon Clinic
Niamh Corduff, M.D.	Past President of Australasian Society of Aesthetic Plastic Surgeons (ASAPS)

We have entered into consulting agreements with all of the above advisors and a clinical trial agreement with Dr. Chacon Quiros, who is the brother of our chief executive officer. Our advisory members are reimbursed for certain of their out-of-pocket expenses incurred in connection with company-related business, and certain of our advisory board members receive cash compensation for their services. In addition, we have granted share options to purchase common shares to certain advisory board members for their service.
Legal Proceedings
From time to time we may be involved in various disputes and litigation matters that arise in the ordinary course of business. We are not currently a party to any material legal proceedings, and we are not aware of any pending or threatened legal proceeding against us that we believe could have an adverse effect on our business, operating results or financial condition.

MANAGEMENT
Directors, Executive Officers and Significant Employees
The following table sets forth information regarding our directors, executive officers and significant employees as of June 30, 2018:

Name	Age	Position
Executive Officers
Juan Jose Chacon Quiros	46	Chief Executive Officer and Director
Salvador Dada Santos	36	Chief Operating Officer
Renee Gaeta	37	Chief Financial Officer
Roberto De Mezerville	38	Chief Technology Officer
Significant Employees
Jeremy Livianu	37	General Counsel
Alberto Quesada	52	Vice President, Quality & OUS Regulatory Affairs
Eddie De Oliveira	36	Vice President of Sales, Brazil
Non-Employee Directors
Lisa N. Colleran(1)(3)	60	Director
Ed Schutter(1)	67	Director
Allan Weinstein(2)(3)	69	Director
David Hung, M.D.(3)	61	Director
Nicholas Lewin(1)(2)	41	Director
Dennis Condon(2)	69	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.
Executive Officers
Juan Jose Chacon Quiros. Mr. Chacon Quiros founded Establishment Labs, S.A. in 2004 and has been a director and the Chief Executive Officer of Establishment Labs Holdings Inc. since its inception in 2013. Mr. Chacon Quiros has been involved in several sectors of the aesthetics industry, including serving for almost a decade as General Manager of an aesthetic medical device distribution business in Latin America, and prior to that as Business Development Manager of a plastic and reconstructive surgery clinic in Costa Rica. He also served as President of the Rugby Federation of Costa Rica from 2009 to 2015. Mr. Chacón Quirós received his Baccalaureate at the Academie de Poitiers (Economics) and attended the University of Massachusetts at Amherst. He holds the MIT Sloan Advanced Certificate for Executives (ACE) in Management, Innovation and Technology.
We believe Mr. Chacon Quiros is qualified to serve on our board of directors due to his service as an executive officer of our company, extensive knowledge of aesthetic medical device company operations, and extensive experience working with companies, regulators and other stakeholders in the aesthetic medical device industry.
Salvador Dada Santos. Mr. Dada was appointed as our Chief Operating Officer in February 2016 and has served as a manager of operations and manufacturing since April 2009. Mr. Dada served in various engineering roles at Allergan Medical from 2007 to 2009 and in various production and manufacturing roles at Establishment Biotech, S.A. from 2004 to 2006. Mr. Dada received undergraduate and licentiate degrees in Industrial Engineering from the University of Costa Rica.

Renee Gaeta. Ms. Gaeta has been our Chief Financial Officer since July 2017. From August 2014 to June 2017, she was Vice President and Corporate Controller at Sientra, Inc., a global medical aesthetics company. Prior to that, from 2004 to 2014, Ms. Gaeta held various positions at KPMG LLP, most recently as an Advisory Director in the Transactions & Restructuring Group. Ms. Gaeta received her Bachelor of Science, cum laude, from Loyola Marymount University.
Roberto De Mezerville. Mr. De Mezerville was appointed as our Chief Technology Officer in February 2018 and has held positions of increasing responsibility at our company since 2009 in the areas of quality management, research and development, regulatory and clinical affairs, and was our Vice President of Quality and R&D from June 2015 to February 2018. From 2006 to 2009, Mr. De Mezerville served in various engineering and quality management positions with Allergan Medical Costa Rica. He has a Bachelor’s Degree in Business Administration from Universidad Interamericana de Costa Rica and a Bachelor’s degree in Industrial Environmental Health and Safety Engineering from Instituto Tecnologico de Costa Rica.
Significant Employees
Jeremy Livianu. Mr. Livianu has been our General Counsel since April 2018.  From February 2014 to March 2018, Mr. Livianu was the Global Director of Legal Affairs and Healthcare Compliance and Privacy Officer at Nevro Corp., a medical device company in Redwood City, California. From March 2010 to February 2014, Mr. Livianu supported Johnson & Johnson life science companies in their healthcare compliance Global Surgery Group.  Mr. Livianu also served as Corporate Counsel for Tethys Bioscience and practiced intellectual property law at O’Melveny & Myers LLP and Paul, Hastings, Janofsky, & Walker LLP. Mr. Livianu received his J.D. with honors from The George Washington University Law School and his Bachelor of Science in Chemical Engineering from the University of California, San Diego.
Alberto Quesada. Mr. Quesada joined us in January 2017 as our Vice President of Quality and OUS Regulatory Affairs. From May 2010 to December 2016, Mr. Quesada was a Quality Director and Management Representative at Boston Scientific in Costa Rica, where he was a Quality Director at the company’s site in Heredia from May 2010 to June 2016, and then a Management Representative at the company’s site in Coyol from July 2016 to December 2016. Prior to that, Mr. Quesada was with Allergan Corporation from November 2000 to May 2010, where he served in senior quality management roles. He also previously held roles at Baxter Healthcare Corporation, Kativo Chemical Industries and GTE Sylvania. Mr. Quesada received his M.B.A. from Universidad Estatal a Distancia (UNED), Costa Rica and his undergraduate degree in Industrial Engineering from the University of Costa Rica.
Eddie De Oliveira. Mr. De Oliveira has been our Vice President of Sales for Brazil since February 2016. From January 2012 to January 2016, Mr. De Oliveira was the Executive Country Director in Brazil for GC Aesthetics plc. Prior to that, Mr. De Oliveira was involved in the setup of the GC Aesthetics’ subsidiaries in France and Spain and served as Manager for International Marketing for GC Aesthetics’ subsidiaries Eurosilicone from 2008 to 2012 and Nagor from 2010 to 2012. Mr. De Oliveira received an M.B.A. from the Aix-Marseille Graduate School of Management France.
Non-Employee Directors
Lisa N. Colleran. Ms. Colleran has served on our board of directors since November 2015. She served as Global President of LifeCell Corporation from August 2008 to January 2012 after the company was acquired by Kinetic Concepts, Inc. In January 2012, Ms. Colleran was appointed Chief Executive Officer and Director of LifeCell Corporation, a position she held until April 2013. Ms. Colleran originally joined LifeCell in 2002 as the Vice President of Marketing and Business Development and later served as Senior Vice President of Commercial Operations. Prior to joining LifeCell, Ms. Colleran spent 20 years at Baxter Healthcare Corporation in various sales, marketing, business development and general management roles with international experience. She was appointed Vice President, Marketing for Baxter's U.S. Renal business in 1997 and served in that role until 2001 when she was promoted to Vice President/General Manager of the company's Renal Pharmaceuticals business. Ms. Colleran received her Bachelor of Science from Molloy College and an M.B.A. from Loyola University of Chicago.
We believe Ms. Colleran is qualified to serve on our board of directors due to her years of international operational experience, including sales and marketing, surgeon education and new product launches, and her longitudinal experience at large, growing companies.
Ed Schutter. Mr. Schutter has served on our board of directors since January 2016. He has over thirty years of pharmaceutical industry experience and has served as the President and Chief Executive Officer of Arbor Pharmaceuticals, Inc. since April 2010. Prior to joining Arbor Pharmaceuticals, Mr. Schutter served in various roles at Sciele Pharma, Inc., a subsidiary of Shionogi & Co., Ltd., including as President and Chief Operating Officer from 2007 to 2009 and as Vice President of Global Business Development at Solvay S.A. in Basel, Switzerland from 2002 to 2006. He also held several senior management roles in commercial operations at the U.S. subsidiary of Solvay during his twenty years with the organization. Mr. Schutter began his pharmaceutical career with Reid-Provident Laboratories, Inc., a small entrepreneurial pharmaceutical company based in Atlanta, Georgia. He currently serves on the board of Knight Therapeutics, Inc., Vensun Pharmaceuticals, Inc., a privately held company, Mercer University and Georgia Bio, a privately held company. Mr. Schutter has a degree in Pharmaceutical Sciences from Mercer University and an M.B.A. from Kennesaw State University.
We believe Mr. Schutter is qualified to serve on our board of directors due to his experience as a chief executive officer and director in the health care industry.
Allan Weinstein, M.D. Dr. Weinstein has served on our board of directors since January 2016. He is an independent entrepreneur focused on intellectual property in the life sciences and medical device industries. Currently, he is actively associated with the following companies: Chairman of Spiritus Pharmaceuticals, from 2012, a specialty pharmaceutical company devoted to improving the lives of those with respiratory diseases; Chairman of MinibarRx, LLC, from 2012 to 2017 until its acquisition, a privately held IoT platform company for managing vaccines and biologics with the foremost mission of disease prevention through increased vaccination rates; Chairman of ShareStream, from 2003, a leading online video platform and media-management solution provider for education worldwide; Chairman of InstantDx/OnCallData, from 2000, a pioneer in electronic prescribing and healthcare-transaction services; Chairman of Instant Medical Diagnostics, from 2008, a one-step rapid-diagnostic platform; and Co-founder of J-Med Pharmaceuticals, Inc., a 25-year-old privately held intellectual property pharmaceutical company, with a diversified patent portfolio that began with the licensing of both prescription and over-the-counter day/night (antihistamine/decongestant) products for cold, cough, and flu. In the past, Dr. Weinstein has served in academic functions including as an Assistant Clinical Professor of Medicine at Georgetown University and as a Consultant to the National Institutes of Health in Bethesda, Maryland, while practicing medicine in Washington, D.C. He received an A.B. in Biology from Lafayette College and an M.D. from the University of Kentucky. Dr. Weinstein is the author of the book Asthma: The Complete Guide to Self-Management of Asthma and Allergies for Patients and Their Families, published by McGraw-Hill and Random House. He is Board-certified in Internal Medicine and in Allergy and Clinical Immunology, and completed his medical training fellowship at National Jewish Health in Denver.
We believe Dr. Weinstein is qualified to serve on our board of directors due to his extensive experience in medicine, academics, research and at medical device companies.
David Hung, M.D. Dr. Hung has served on our board of directors since February 2016. He served as Chief Executive Officer of Axovant Biosciences Inc. from April 2017 to February 2018. He was a co-founder of Medivation, Inc. and served as President, Chief Executive Officer and director of its subsidiary, Medivation Neurology, Inc., from its inception in September 2003 until its acquisition by Medivation in December 2004, at which time he became President, Chief Executive Officer and director of Medivation. Dr. Hung served in those roles until Medivation was acquired by Pfizer, Inc. in September 2016. From 1998 to 2001, Dr. Hung served as Chief Scientific Officer (1998-1999) and as President, Chief Executive Officer and director (1999-2001) of Pro-Duct Health, Inc., a privately-held medical device company focused on breast cancer cytological diagnostics. From 1996 to 1998, Dr. Hung served in various senior positions at Chiron Corporation, most recently as Vice President of Lead Discovery and Development and Vice President of New Projects. Dr. Hung served as a member of the board of directors of Opexa Therapeutics, Inc., a biopharmaceutical company, from May 2006 to October 2011. Dr. Hung received an M.D. from the University of California, San Francisco, School of Medicine, and an A.B. in Biology from Harvard College.
We believe Dr. Hung is qualified to serve on our board of directors due to his extensive experience as a chief executive officer and director in the health care industry, including his oversight of the growth of a company from inception through its initial public offering to a multi-billion dollar market capitalization and sale.
Nicholas Lewin. Mr. Lewin has served on our board of directors since September 2015, and as Chairman since December 2017. He has been a Managing Partner at Crown Predator Holdings since 2000 and has been a private investor since 2000. He has invested across multiple industries, and throughout the capital structure, with a particular focus on companies with innovative technologies and strong intellectual property, including activist situations that require working with management. He has been a director of Halo Maritime Defense Systems, a privately held provider of maritime security product and solutions, since 2007, and Dura Medic, LLC a durable medical equipment provider, since 2006. Mr. Lewin holds a bachelor’s degree in Political Science from Johns Hopkins University.
We believe Mr. Lewin is qualified to serve on our board of directors due to his experience as an investor in, and director of, innovative companies, including health care companies.
Dennis Condon. Mr. Condon has served on our board of directors since December 2017. He was President and Chief Executive Officer of Merz Aethetics (formerly BioForm Medical) from July 2007 to January 2013. From March 2006 to May 2007, Mr. Condon was President and Chief Executive Officer of Aspara Medical, and was President and Chief

Executive Officer of Reliant Technology from January 2005 to February 2006. Prior to joining Reliant Technology, Mr. Condon held various roles at Spa Medicus, The Plastic Surgery Company and Mentor Corporation. Mr. Condon holds a bachelor’s degree in Biological Science from University of California, Davis.
We believe Mr. Condon is qualified to serve on our board of directors due to his years of operational and executive leadership experience, and his experience at large, growing companies.
Board Composition
Our business and affairs are managed under the direction of our board of directors, which currently consists of seven members including six non-employee directors and one executive director, our Chief Executive Officer, Juan Jose Chacon Quiros.
Following the completion of this offering, our amended and restated memorandum and articles of association will provide for a classified board of directors, with each director serving a staggered, three-year term. As a result, only one class of directors will be elected at each annual meeting of our shareholders, with the other classes continuing for the remainder of their respective three-year terms. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of shareholders to be held during 2019 for the Class I directors, 2020 for the Class II directors and 2021 for the Class III directors. Our directors will be divided among the three classes as follows:

▪	the Class I directors will be Nicholas Lewin and Edward Shutter , and their terms will expire at the annual meeting of shareholders to be held in 2019;

▪	the Class II directors will be Lisa N. Colleran and Dennis Condon , and their terms will expire at the annual meeting of shareholders to be held in 2020; and

▪	the Class III directors will be David Hung, M.D. and Allan Weinstein, M.D. , and their terms will expire at the annual meeti ng of shareholders to be held in 2021.
Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of shareholders in the year in which that term expires. Each director’s term shall continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.
The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. Under British Virgin Islands law and our amended and restated memorandum and articles of association, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting shares.
Director Independence
In connection with this offering, we have applied to list our common shares on The Nasdaq Capital Market, or Nasdaq. Under the listing requirements and rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period of time after this offering.
Our board of directors has undertaken a review of its composition, the composition of its committees, and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Ms. Colleran, Drs. Hung and Weinstein and Messrs. Schutter and Condon have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent,” as that term is defined under the applicable rules and regulations of the Securities and Exchange Commission, or the SEC, and the listing requirements and rules of Nasdaq. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company, any other transactional relationships a non-employee director may have with our company, and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital shares held by each non-employee director and any of his and our respective affiliates.
Audit committee members must satisfy separate independence criteria set forth in Rule 10A-3, under the Exchange Act. To be considered independent for purposes of Rule 10A-3 and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Committee Independence Phase-In Provisions
Certain exemptions are available to us under the rules of Nasdaq and under Rule 10A-3 of the Exchange Act that allow companies a phase-in period for complying with committee independence requirements after an initial public offering. Under these exemptions, companies are permitted to phase in compliance with these rules and regulations as follows: (1) one member must satisfy the requirement at the time of listing; (2) a majority of members must satisfy the requirement within 90 days of listing; and (3) all members must satisfy the requirement within one year of listing. We intend to utilize these exemptions. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq or the Exchange Act.
There are no family relationships among any of our directors or executive officers.
Board Leadership Structure
Our board does not have a policy on whether the offices of Chairman of the Board and Chief Executive Officer should be separate and, if they are to be separate, whether the Chairman of the Board should be selected from among the independent directors. Our board believes that it should have the flexibility to make these determinations at any given time in the way it believes best to provide appropriate leadership for us at that time. Our board has reviewed our current board leadership structure in light of the composition of the board, our size, the nature of our business, the regulatory framework under which we operates, and other relevant factors. Considering these factors, Mr. Chacon Quiros serves as our Chief Executive Officer, and Mr. Lewin serves as our Chairman and has authority, among other things, to preside over board of directors meetings, and to call special meetings of the board. However, no single leadership model is right for all companies and at all times. Our board of directors recognizes that depending on the circumstances, other leadership models might be appropriate in the future. As a result, our board of directors may periodically review its leadership structure.
Role of the Board in Risk Oversight
Our board of directors is primarily responsible for the oversight of our risk management activities and has delegated to the audit committee the responsibility to assist our board in this task. The audit committee also monitors our system of disclosure controls and procedures and internal control over financial reporting and reviews contingent financial liabilities. The audit committee, among other things, reviews and discusses with management reports regarding our enterprise risk management activities, including management’s assessment of our major risk exposures and the steps taken to monitor and manage those exposures.
While our board oversees our risk management, our management is responsible for day-to-day risk management processes. Our board of directors expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face.
Board Committees
Our board of directors has the authority to appoint committees to perform certain management and administration functions. Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.
Audit Committee
Our audit committee consists of Ms. Colleran and Messrs. Schutter and Lewin, with Ms. Colleran serving as the committee chair. Each member of our audit committee can read and understand fundamental financial statements in accordance with audit committee requirements. In arriving at this determination, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. Our board of directors has determined that each of Ms. Colleran and Messrs. Schutter and Lewin is an “audit committee financial expert” as defined by the rules promulgated by the SEC and satisfies the financial sophistication requirements of Nasdaq. The audit committee is responsible for, among other things:

▪	selecting and hiring our registered public accounting firm;

▪	evaluating the performance and independence of our registered public accounting firm;

▪	approving the audit and pre-approving any non-audit services to be performed by our registered public accounting firm;

▪	reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;

▪	reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;

▪	overseeing procedures for the treatment of complaints on accounting, internal accounting controls or audit matters;

▪	reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements and our publicly filed reports; and

▪	reviewing and approving in advance any proposed related person transactions.
Compensation Committee
Our compensation committee consists of Messrs. Condon and Lewin and Dr. Weinstein, with Mr. Condon serving as the committee chair. The compensation committee is responsible for, among other things:

▪
reviewing and approving our Chief Executive Officer’s and other executive officers’ annual base salaries, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements and any other benefits, compensation or arrangements;

▪	administering our equity compensation plans; and

▪	overseeing our overall compensation philosophy, compensation plans and benefits programs.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Dr. Hung, Ms. Colleran and Dr. Weinstein, with Dr. Hung serving as the committee chair. The nominating and corporate governance committee will be responsible for, among other things:

▪	evaluating and making recommendations regarding the composition, organization and governance of our board of directors and its committees;

▪	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

▪	reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations; and

▪	reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee.
We intend to post the charters of our audit, compensation and nominating and corporate governance committees, and any amendments thereto that may be adopted from time to time, on our website at www.establishmentlabs.com. Information on or that can be accessed through our website is not part of this prospectus. Our board of directors may from time to time establish other committees.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee has ever been an officer or employee of us. None of our executive officers serve, or have served during the last fiscal year, as a member of a board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving on our board directors or on our compensation committee.
A member of our board of directors and our compensation committee, Mr. Lewin, is affiliated with CPH TU, LP, which is a holder of more than 5% of our outstanding equity. CPH TU, LP purchased 1,646,714 of our ordinary shares for a total purchase price of $8,160,000 in August 2015 and, pursuant to a note and warrant purchase agreement, has been issued convertible promissory notes with an aggregate principal amount of $24.2 million as of August 24, 2017, including interest accrued on the convertible promissory notes since their issuance. Pursuant to an amendment to the note and warrant purchase agreement in September 2016, warrants that had been issued pursuant to the note and warrant purchase agreement were terminated. CPH had the option, at any time prior to the maturity date of September 1, 2017, to convert the convertible promissory notes held by CPH into our Class B common shares at a conversion price of $3.99 per share with respect to principal and $4.9143 per share with respect to accrued and unpaid interest. On August 24, 2017, CPH elected to convert the principal and the accrued interest outstanding into 5,869,417 of our Class B ordinary shares.

Code of Business Conduct and Ethics
We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. Upon the completion of this offering, the full text of our code of business conduct and ethics will be available on the investor relations section of our website at www.establishmentlabs.com. We intend to post any future amendment to our code of business conduct and ethics, and any waivers of such code for directors and executive officers, on the same website. Information on or that can be accessed through our website is not part of this prospectus.
Non-Employee Director Compensation
We do not currently have a formal policy with respect to compensating our non-employee directors for service as directors. During 2017, our non-employee directors did not receive any cash compensation. Our board of directors has, however, granted equity awards from time to time to non-employee directors as compensation for their service as directors. We also reimburse our non-employee directors for their reasonable out-of-pocket costs and travel expenses in connection with their service as members of our board of directors.
The table below shows the number of shares awarded as equity compensation to our non-employee directors to date:

Non-Employee Director	2016	2017
Lisa N. Colleran	36,780	—
Ed Schutter	36,780	—
Allan Weinstein	36,780	—
David Hung, M.D.	36,780	—
Nicholas Lewin*	36,780	—
Dennis Condon	—	36,780

*
On June 28, 2018, the board of directors approved a share option grant to Mr. Lewin for 250,000 ordinary shares with a grant date on the effective date of this registration statement of which this prospectus forms a part and with an exercise price equal to the initial public offering price.

We have adopted a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors, which will go into effect following completion of this offering.

EXECUTIVE COMPENSATION
Our named executive officers, or NEOs, for the year ended December 31, 2017, consisted of our chief executive officer and the next two most highly compensated executive officers, were:

▪	Juan Jose Chacon Quiros, our Founder and Chief Executive Officer;

▪	Salvador Dada Santos, our Chief Operating Officer; and

▪	Eddie De Oliveira, our Vice President of Sales, Brazil.
2017 Summary Compensation Table
The following table provides information regarding the total compensation for services rendered in all capacities that was or paid to our NEOs for the year ended December 31, 2017.

Name and Principal Position	Year	Salary	Non-equity Incentive Plan (2)	All Other Compensation	Total
Juan Jose Chacon Quiros	2017	$295,773	$—	$ 27,688 (3)	$323,460
Chief Executive Officer
Salvador Dada Santos	2017	208,072 (1)	—	26,160 (4)	234,232
Chief Operating Officer
Eddie De Oliveira	2017	212,580	82,781 (2)	74,198 (5)	369,559
Vice President of Sales, Brazil

(1)	Consists of $39,000 paid as an employee of Establishment Labs S.A., and the remainder paid for consultancy services to Establishment Labs Holdings Inc.

(2)	Consists solely of sales commissions paid upon the achievement of certain personal and Company performance objectives.

(3)	Comprised of a vehicle allowance in the aggregate amount of $16,835 and $10,853 for life insurance premiums.

(4)	Comprised of a vehicle allowance in the aggregate amount of $18,960 and $7,200 for life insurance premiums.

(5)	Comprised primarily of a housing allowance in the aggregate amount of $54,274 and a vehicle allowance in the aggregate amount of $12,392, as well as smaller payments for life insurance and vacation.
Outstanding Equity Awards at Fiscal 2017 Year-End
The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2017:

Named Executive Officer	Grant Date	Option Awards - Number of Securities Underlying Unexercised Options Exercisable (#)	Option Awards - Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Awards - Option Exercise Price ($)	Option Awards - Option Expiration Date	Stock Awards - Number of Shares That Have Not Vested (#)	Stock Awards - Market Value of Shares or Units of Stock That Have Not Vested ($) (1)
Juan Jose Chacon Quiros	8/12/2016	—	—	—	—	85,815	874,456
Salvador Dada Santos	8/12/2016	—	—	—	—	42,915	437,304
Eddie De Oliveira	8/31/2016	17,621	19,159	4.11	8/31/2026	—	—

(1)	Stock award market value of shares or units of stock that have not vested is based on the estimated share value of $10.19 per share, as of December 31, 2017.

Service Agreements
Juan Jose Chacon Quiros
In July 2016, we entered into an employment agreement with Mr. Chacon Quiros, our Chief Executive Officer. This employment agreement has no specific term but generally requires 30 days’ notice to terminate. This employment agreement provides for a base salary equivalent to $288,000 per year. Pursuant to this employment agreement, Mr. Chacon Quiros is eligible for annual incentive compensation up to 50% of his base salary upon achievement by Mr. Chacon Quiros and us of certain performance objectives. In the event that Mr. Chacon Quiros is not employed with us through the end of an applicable fiscal year, Mr. Chacon Quiros is eligible for a pro rata portion of such amount equal to the number of months that Mr. Chacon Quiros was employed with us in the applicable fiscal year divided by twelve.
Under the terms of his employment agreement, if Mr. Chacon Quiros’ employment is terminated by us without cause or by Mr. Chacon Quiros for good reason, Mr. Chacon Quiros will be eligible to receive the following benefits in exchange for a complete release of claims against us:

▪
severance payments equal to the amount of base salary paid to Mr. Chacon Quiros for the twelve month period preceding the termination date, payable over the twelve month period following the termination date in equal parts over the standard payroll pay periods;

▪
a pro rata portion of any annual incentive compensation accrued up to the termination date if the applicable goals and targets are actually achieved by us, payable within 90 days of the end of the applicable year; and

▪	continued health plan benefits for the 180-day period following his termination.
In August 2016, we granted Mr. Chacon Quiros 294,240 restricted common shares, of which 50% vested in September 2016, and the remainder of which vests in equal monthly installments over 36 months. In the event of a change in control during the vesting period, all of the restricted shares will immediately vest in full.
Salvador Dada Santos
In July 2016, Establishment Labs S.A., our wholly-owned subsidiary, entered into an employment agreement with Mr. Dada, our Chief Operating Officer. This employment agreement has no specific term but generally requires 30 days’ notice to terminate. This employment agreement provides for a base salary equivalent to $39,000 per year. This employment agreement also provides that Mr. Dada will receive $585 per month as advance severance.
Under the terms of his employment agreement, if Mr. Dada’s employment is terminated by Establishment Labs S.A. without cause or by Mr. Dada for good reason, Mr. Dada will be eligible to receive the following benefits in exchange for a complete release of claims against Establishment Labs S.A.:

▪
severance payments equal to the amount of base salary paid to Mr. Dada for the 3-month period preceding the termination date, payable over the 3-month period following the termination date in equal parts over the standard payroll pay periods; and

▪	continued health plan benefits for the 90-day period following his termination.
In July 2016, we entered into a consulting agreement with Mr. Dada. This consulting agreement has no specific term. The consulting agreement provides for a monthly consulting fee of $12,385 and an additional yearly payment of $12,385 that is payable in the first two weeks of December. Pursuant to this consulting agreement, Mr. Dada is eligible for annual incentive compensation up to $70,000 upon achievement by Mr. Dada and us of certain performance objectives.
In the event that Mr. Dada is not engaged through the end of an applicable year, Mr. Dada is eligible for a pro rata portion of such amount equal to the number of months that Mr. Dada provided services to us in the applicable year divided by twelve. Mr. Dada’s consulting agreement also provides that in the event the consulting agreement is terminated by us without cause or by Mr. Dada for good reason, subject to Mr. Dada providing a complete release of claims against us, Mr. Dada will be eligible to receive a pro-rata portion of any annual incentive compensation accrued up to the termination date if the applicable goals and targets are actually achieved by us, payable within 90 days of the end of the applicable fiscal year.
In August 2016, we granted Mr. Dada 147,120 restricted common shares, of which 50% vested in September 2016, and the remainder of which vests in equal monthly installments over 36 months. In the event of a change in control during the vesting period, all of the restricted shares will immediately vest in full.

Eddie De Oliveira
In January 2016, Establishment Labs Produtos par Saude Ltda, our wholly-owned Brazil subsidiary, entered into an employment agreement with Mr. De Oliveira, our Vice President of Sales Brazil. This employment agreement has no specific term and provides for a base salary equivalent to Brazilian Real R$47,750 per month, or approximately US$13,370 per month. Pursuant to this employment agreement, Mr. De Oliveira is eligible for annual incentive compensation upon achievement by Mr. De Oliveira and us of certain performance objectives. In the event of termination without cause, Mr. De Oliveira is entitled to a dismissal indemnification, in addition to mandatory severance by law, in a gross amount equivalent to twelve monthly fix salaries at the time of termination. In addition, upon termination of Mr. De Oliveira’s employment for any reason, we will have the right to require him not to compete with us pursuant to the non-competition provision in the employment agreement for up to twelve months after his termination by paying him an amount equal to his last base salary for each month of non-competition.
In August 2016, we granted Mr. De Oliveira an option to purchase 36,780 Class A ordinary shares, of which 25% vested in January 2017, and the remainder of which vests in equal monthly installments over the following 36 months.
Benefits Under Applicable Laws
Costa Rican labor laws establish the payment of benefits in case of death, retirement or termination without cause. This compensation is calculated according to time served with us and the corresponding salary in the last six months of employment, and is equal to between 19.5 and 22 days salary for each year served, up to a maximum of 8 years.
Employee Benefit and Share Plans
2018 Equity Incentive Plan
Our board of directors adopted our 2018 Equity Incentive Plan, or our 2018 Plan, in 2018, and our shareholders approved the 2018 Plan, in 2018. The 2018 Plan will be effective on the date of effectiveness of the registration statement of which this prospectus forms a part. Our 2018 Plan will provide for the grant of incentive share options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonqualified share options, restricted shares, restricted share units, share appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.
Authorized Shares. A total of 1,500,000 common shares will be reserved for issuance pursuant to our 2018 Plan. The number of shares available for issuance under our 2018 Plan will also include an annual increase on the first day of each fiscal year beginning in fiscal 2019, equal to the least of:

▪	750,000 shares;

▪	4 % of the outstanding common shares as of the last day of the immediately preceding year; or

▪	such other amount as our board of directors may determine.
Shares issued pursuant to awards under our 2018 Plan that we repurchase or that are forfeited due to the failure to vest, shares subject to awards under our 2018 Plan that expire or become unexercisable without having been exercised in full or are surrendered under an exchange program, and shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under our 2018 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under our 2018 Plan.
Plan Administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2018 Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, such committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. In addition, to the extent we determine it is desirable to do so, we will structure transactions under our 2018 Plan to satisfy the requirements for exemption under Rule 16b-3 of the Exchange Act.
Subject to the provisions of our 2018 Plan, the administrator will have the power to administer the plan, including but not limited to, the power to interpret the terms of the 2018 Plan and awards granted thereunder; to create, amend and revoke rules relating to our 2018 Plan, including creating sub-plans; and to determine the terms of the awards, including the exercise price, the number of common shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator will also have the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which (i) outstanding awards may be surrendered or canceled in exchange for awards of the same type (which may have a higher or lower exercise price or different terms), awards of a different type and/or cash; (ii) participants may transfer outstanding awards to a financial institution or other person or entity selected by the administrator; and/or (iii) the exercise price of an outstanding award is increased or reduced.
Share Options. Share options may be granted under our 2018 Plan. The exercise price of share options granted under our 2018 Plan generally must be at least equal to the fair market value of our common shares on the date of grant. The term of an incentive share option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding shares, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her award agreement. If his or her award agreement does not specify such a period, the option will remain exercisable for (i) twelve months following a termination due to death or disability or (ii) three months following any other termination of service. However, in no event may an option be exercised after the expiration of its term, except in certain circumstances where the exercise period is extended due to the exercise of the option being prevented by applicable laws.
Restricted Shares. Restricted shares may be granted under our 2018 Plan. Restricted share awards are grants of common shares that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee, director or consultant and, subject to the provisions of our 2018 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted share awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Restricted shares that do not vest are subject to our right of repurchase or forfeiture.
Restricted Share Units. Restricted share units may be granted under our 2018 Plan. Restricted share units are bookkeeping entries representing an amount equal to the fair market value of one of our common shares. Subject to the provisions of our 2018 Plan, the administrator will determine the terms and conditions of restricted share units, including the vesting criteria, which may include accomplishing specified performance criteria or continued service to us, and the form and timing of payment. The administrator will have the discretion to reduce or waive any vesting criteria.
Share Appreciation Rights. Share appreciation rights may be granted under our 2018 Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our common shares between the exercise date and the date of grant. Subject to the provisions of our 2018 Plan, the administrator determines the terms of share appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash, common shares, or a combination of both. The per share exercise price of a share appreciation right will be no less than 100% of the fair market value per share on the date of grant, and share appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, he or she may exercise his or her share appreciation right for the period of time stated in his or her award agreement. If his or her award agreement does not specify such a period, the share appreciation right will remain exercisable for (i) twelve months following a termination due to death or disability or (ii) three months following any other termination of service. However, in no event may a share appreciation right be exercised after the expiration of its term, except in certain circumstances where the exercise period is extended due to the exercise of the share appreciation right being prevented by applicable laws.
Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2018 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common shares on the grant date. The administrator may set performance objectives based on company-wide, divisional, business unit or individual performance goals, or any other basis the administrator determines in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator has the discretion to reduce or waive any performance criteria or other vesting provisions for such performance unit or performance share. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, shares, or a combination of both.
Outside Directors. Our 2018 Plan will provide that all non-employee directors will be eligible to receive all types of awards, except for incentive share options, under our 2018 Plan. During any fiscal year, a non-employee director may not be granted cash compensation and/or awards with a grant date fair value (determined in accordance with U.S. generally accepted accounting principles) of more than $ 500,000.
Non-Transferability. Unless the administrator provides otherwise, our 2018 Plan generally will not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.
Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2018 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2018 Plan; the number, class, and price of shares covered by each outstanding award; and the numerical share limits set forth in our 2018 Plan.
Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable, and all awards will terminate immediately prior to the consummation of such proposed transaction.
Merger or Change in Control. Our 2018 Plan will provide that in the event of a merger or change in control, as defined under our 2018 Plan, each outstanding award will be treated as the administrator determines. The administrator is not required to treat all awards or participants similarly in the transaction.
If a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels, and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.
If an outside director’s awards are assumed and, on or following such assumption, his or her service as a director of ours or our successor for any reason other than a voluntary resignation that is not at the request of the acquirer, his or her options, restricted share units and share appreciation rights will vest fully and become immediately exercisable, all restrictions on his or her restricted shares will lapse, and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.
Amendment, Termination. The administrator will have the authority to amend, suspend or terminate our 2018 Plan, provided such action does not impair the existing rights of any participant. Our 2018 Plan will automatically terminate in 2028, unless we terminate it sooner.
2018 Employee Share Purchase Plan
Our board of directors adopted and our shareholders approved our 2018 Employee Share Purchase Plan, or our ESPP, in 2018. We expect our ESPP to be effective on the date of effectiveness of the registration statement of which this prospectus forms a part. Our ESPP includes a component that is intended to qualify as an “employee share purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended, referred to as the 423 Component, and a component that permits us to make offerings that do not comply with Section 423, referred to as the Non-423 Component. For purposes of this disclosure, a reference to the “ESPP” will mean the 423 Component. Unless determined otherwise by the administrator, only our non-U.S. subsidiaries designated by the administrator as eligible to participate in the ESPP will participate in a separate offering.
Authorized Shares . A total of 100,000 common shares will be available for sale under our ESPP. The number of common shares available for sale under our ESPP also will include an annual increase on the first day of each fiscal year beginning in fiscal 2019, equal to the least of:

▪	187,000 shares;

▪	1 % of the outstanding common shares as of the last day of the immediately preceding fiscal year; or

▪	such other amount as the administrator may determine.
Plan Administration. Our board of directors or a committee designated by our board of directors will administer the ESPP and have will have authority to administer the plan, such as full and exclusive authority to interpret the terms of our ESPP, delegate ministerial authority to any of our employees, designate separate offerings under the plan, designate subsidiaries and affiliates as participating in the 423 Component or the Non-423 Component, determine eligibility, adjudicate all disputed claims filed under our ESPP, and establish such procedures that it deems necessary for the administration of our ESPP (such as adopt procedures and sub-plans that are necessary or appropriate to permit the participation in our ESPP by employees who are foreign nationals or employed outside the United States, the terms of which sub-plans may take precedence over other provisions of our ESPP except with respect to our ESPP’s share reserve limits).
Eligibility. Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase common shares under our ESPP if such employee:

▪	immediately after the grant would own capital shares possessing 5% or more of the total combined voting power or value of all classes of our capital shares; or

▪	holds rights to purchase common shares under all of our employee share purchase plans that accrue at a rate that exceeds $25,000 worth of common shares for each calendar year.
Offering Periods and Purchase Periods . Our ESPP will provide for overlapping twelve -month offering periods that shall be set by the administrator; provided that the first offering period under the ESPP shall not commence until the administrator makes a determination for it to commence, which will be done, if ever, at a later date . The administrator may change the duration of o ffering periods (including the commencement dates thereof) with respect to future offering periods without shareholder approval if such change is announced prior to the scheduled beginning of the first offering period to be affected thereafter; provided, however, that no offering period may last more than 27 months.
Contributions . Our ESPP will permit participants to purchase common shares through payroll deductions of up to  15 % of their eligible compensation, which includes a participant’s base straight time gross earnings, commissions (to the extent such commissions are an integral, recurring part of compensation), payments for overtime but excludes of payments for incentive compensation, equity compensation and other similar compensation. The administrator may allow all employees participating in a separate offering to contribute amounts to our ESPP via cash, check or other means set forth in a participant’s subscription agreement prior to an exercise date in an offering period. If permitted by the administrator, a participant may decrease (but not increase) the rate of his or her contributions during an offering period.
Exercise of Purchase Right . Amounts deducted and accumulated by the participant will be used to purchase common shares at the end of each purchase period. A participant may purchase a maximum of 3,000 common shares during a purchase period. The purchase price per share will be 85% of the lower of (i) the fair market value of a common share on the first trading day of the offering period or (ii) the fair market value of a common share on the exercise date of the purchase period. If the fair market value of our common shares on the exercise date of an offering period is less than the fair market value on the first trading day of that offering period, participants will be withdrawn from the current offering period following their purchase of our common shares on the purchase date and will be automatically re-enrolled in a new offering period.
Non-Transferability. A participant may not transfer rights granted under our ESPP other than by will, the laws of descent and distribution or as otherwise provided under our ESPP.
Withdrawal . Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase our common shares. Participation ends automatically upon termination of employment with us.
Certain Adjustments. In the event of certain changes in our capitalization as set forth in our ESPP, to prevent diminution or enlargement of the benefits or potential benefits available under our ESPP, the administrator will adjust the number and class of shares that may be delivered under our ESPP and/or the number, price of shares covered by each outstanding award, and the numerical share limits set forth in our ESPP.
Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the offering period then in progress will be shortened, and a new exercise date occurring before the date of the proposed dissolution or liquidation, unless otherwise provided by the administrator. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.
Merger or Change in Control. Our ESPP provides that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination. The administrator has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase common shares under our ESPP. Our ESPP will automatically terminate in 2038, unless we terminate it sooner.
2015 Equity Incentive Plan
In 2015, our board of directors adopted, and our shareholders approved, our 2015 Equity Incentive Plan, referred to as our 2015 Plan.
Authorized Shares. Our 2015 Plan will be terminated in connection with this offering and, accordingly, no shares will be available for issuance under our 2015 Plan after that time. Our 2015 Plan will continue to govern outstanding awards granted thereunder. A total of 2,650,000 Class A ordinary shares were reserved for issuance under our 2015 Plan. Our 2015 Plan provided for the grant of incentive share options, nonqualified share options, equity appreciation rights, restricted share awards, restricted share units, performance awards, and other share-based awards. As of June 30, 2018 , options to purchase 1,046,943 Class A ordinary shares remained outstanding, and 1,268,686 Class A ordinary shares were subject to outstanding restricted share awards.
Plan Administration. Our board of directors or a committee appointed by the board of directors administers our 2015 Plan. Subject to the provisions of our 2015 Plan, the administrator is authorized to establish rules and regulations as it deems necessary or appropriate for the proper administration of the Plan and to make such determinations and interpretations and to take such action it deems necessary or advisable. The administrator may also implement an exchange program by which (i) outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have a higher or lower exercise price or different terms), awards of a different type and/or cash; (ii) participants may transfer outstanding awards to a financial institution or other person or entity selected by the administrator; and/or (iii) the exercise price of an outstanding award is increased or reduced. All determinations and interpretations made by the administrator will be binding and conclusive on all participants and their legal representatives.
Share Options. The exercise price per share of all share options equals at least 100% of the fair market value per share of our Class A ordinary shares on the date of grant. The term of an option could not exceed 10 years. An incentive share option held by a participant who owned more than 10% of the total combined voting power of all classes of shares of ours, or any parent or subsidiary corporations of ours, could not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our Class A ordinary shares on the date of grant. After the termination of a participant’s service, the participant may exercise his or her vested option for the period stated in his or her award agreement. The 2015 Plan requires that such period be no less than 30 days following a termination other than for cause (as defined in our 2015 Plan), death or disability or six months following a termination for death or disability. However, in no event may an option be exercised later than the expiration of its term. If a participant’s service is terminated for cause or the administrator determines that a participant, before or after termination, engaged in conduct that constitutes cause, then the option will be forfeited immediately.
Equity Appreciation Rights. Equity appreciation rights allowed the recipient to receive the appreciation in the fair market value of our Class A ordinary shares between the exercise date and the date of grant. The administrator determined the number of equity appreciation rights granted to any participant and the terms and conditions of such awards. The term of an equity appreciation right could not exceed ten years. After termination of service, the participant may exercise his or her vested equity appreciation right for the period stated in his or her award agreement. The 2015 Plan requires that such period be no less than 30 days following a termination other than for cause, death or disability or six months following a termination for death or disability. However, in no event may an equity appreciation right be exercised after the expiration of its term. Subject to the provisions of our 2015 Plan, the administrator determined the other terms of equity appreciation rights, including when such rights become payable, whether to pay any increased appreciation in cash or with Class A ordinary shares, or a combination thereof, and the applicable strike price for purposes of measuring appreciation.
Restricted Shares. The administrator determined the number of restricted shares granted to any participant and the terms and conditions of such awards. The administrator could impose whatever terms and conditions on restricted shares that it deemed appropriate, including restrictions on the sale or other disposition and restrictions requiring the forfeiture of shares upon termination of a participant’s service with us or our subsidiaries or affiliates before satisfying the vesting period determined by the administrator. The administrator determined whether a participant was entitled to receive dividends or vote with respect to restricted shares.
Restricted Share Units. Restricted share units are bookkeeping entries entitling a participant to receive Class A ordinary shares or cash after satisfying the period of service determined by the administrator. The administrator determined the number of Class A ordinary shares covered by each award of restricted share units. Subject to the provisions of our 2015 Plan, the administrator could impose other restrictions it deemed advisable or appropriate, including restrictions requiring the forfeiture of restricted share units upon termination of a participant’s service with us or our subsidiaries or affiliates before satisfying the specified period of service.
Other Share-Based Awards. Other share-based awards consisted of other types of equity-based or equity-related awards not otherwise in such amounts and subject to such terms and conditions, as the administrator determined. Such awards may have involved the transfer of actual Class A ordinary shares, or payment in cash or otherwise of amounts based on the value of Class A ordinary shares.
Performance Awards. Performance awards are awards that result in a payment to a participant depending on the extent to which performance goals set by the administrator are met. Performance awards could be granted in the form determined by the administrator, including cash, share options, restricted shares, restricted share units, or other share-based awards. The administrator determined the performance goals, which can be based upon company-wide, affiliate, divisional, project team, and/or individual performance. The administrator determined the number, amount and timing of performance awards, and whether performance awards would be paid in Class A ordinary shares or cash. The administrator and/or board of directors generally have the authority to make any adjustments to performance goals for a performance award it deems necessary or desirable.
Non- Transferability. Generally, our 2015 Plan does not allow for the transfer of awards and only the recipient of an award may exercise such award during his or her lifetime.
Repurchase of Shares. Upon termination of a participant’s employment or service, we generally will have the right to repurchase all or any of the Class A ordinary shares the participant received through awards under the 2015 Plan. The repurchase price will be the then-current fair market value of the shares, unless the participant is terminated for cause, in which case the repurchase will be the lesser of the fair market value of the shares as of the date of the participant’s termination or the exercise or purchase price of the shares.
Certain Adjustments. In the event of certain changes in our capitalization, the number, class, and price of shares covered by each outstanding award will be appropriately adjusted.
Change of Control. Our 2015 Plan provides that in the event of a change of control, as defined in our 2015 Plan, each outstanding award will be treated as determined by our board of directors or the administrator.
Amendment; Termination. Our board of directors may amend our 2015 Plan at any time. As noted above, in connection with this offering, our 2015 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards under our 2015 Plan will continue to be governed by their existing terms.
Executive Incentive Compensation Plan
In December 2016, our Board adopted an Executive Incentive Compensation Plan, which we refer to as our Bonus Plan. Our Bonus Plan will allow its administrator to provide cash incentive awards to selected employees, including our NEOs, based upon performance goals established by the administrator. Pursuant to the Bonus Plan, the administrator, in its sole discretion, will establish a target award for each participant and a bonus pool, with actual awards payable from such bonus pool, with respect to the applicable performance period.
Under the Bonus Plan, the administrator, in its sole discretion, will determine the performance goals  applicable to awards, which goals may include, without limitation, attainment of research and development milestones, bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer renewals, customer retention rates from an acquired company, subsidiary, business unit or division, earnings (which may include earnings before interest and taxes, earnings before taxes, and net taxes), earnings per share, expenses, gross margin, growth in shareholder value relative to the moving average of the S&P 500 Index or another index, installs, internal rate of return, market share, net income, net profit, net sales, new product development, new product invention or innovation, number of customers, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, retained earnings, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, share price, time to market, total shareholder return, working capital, unadjusted or adjusted actual contract value, unadjusted or adjusted total contractual value, and individual objectives such as peer reviews or other subjective or objective criteria. As determined by the administrator, performance goals that include our financial results may be determined in accordance with GAAP, or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by the administrator for one-time items or unbudgeted or unexpected items and/or payments when determining whether the performance goals have been met. The goals may be on the basis of any factors the administrator determines relevant, and may be on an individual, divisional, business unit, segment, or company-wide basis. The performance goals may differ from participant to participant and from award to award.
The administrator may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the administrator’s discretion. The administrator may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.
Actual awards are paid in cash in a single lump sum as soon as practicable after the end of the performance period during which they are earned and after they are approved by the administrator, but in no event later than the later of March 15 of the following calendar year or the 15th day of the third month of the following fiscal year. Unless otherwise determined by the administrator, to earn an actual award, a participant must be employed by us (or an affiliate of ours) through the date the award is paid.
Our board of directors or the administrator, in their sole discretion, may alter, suspend, or terminate the Bonus Plan, provided such action does not, without the consent of the participant, alter or impair the rights or obligations under any award already earned by such participant.
Employee Benefit Plans
Our NEOs are eligible to participate in our employee benefit plans, including our medical, dental, vision, group life, and accidental death and dismemberment insurance plans, in each case, on the same basis as all of our other employees. We maintain a 401(k) plan for the benefit of our eligible employees, including our NEOs, as discussed in the section below titled “Employee Benefit Plans-401(k) Plan.”
401(k) Plan
We maintain a tax-qualified retirement plan, or our 401(k) plan, that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Participants are able to defer up their eligible compensation subject to applicable annual Internal Revenue Service limits. All participants’ interests in their deferrals are 100% vested when contributed. Our 401(k) plan permits us to make matching contributions and discretionary contributions to eligible participants.
Limitation on Liability and Indemnification Matters
The BVI Act and our amended and restated memorandum and articles of association provide for the indemnification of our directors against all losses or liabilities incurred or sustained by him or her as a director of our company in defending any proceedings, whether civil or criminal provided that this indemnity only applies if he or she acted honestly and in good faith with a view to our best interests and, with respect to any criminal action, he or she must have had no reasonable cause to believe his or her conduct was unlawful.
In addition to the indemnification required in our amended and restated memorandum and articles of association, we plan to enter into indemnification agreements with each of our current directors and officers before the completion of this offering. These agreements will provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding, or alternative dispute resolution mechanism, or hearing, inquiry, or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent, or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent, or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these article provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our amended and restated memorandum and articles of association may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as we may provide indemnification for liabilities arising under the Securities Act to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than compensation arrangements, we describe below transactions and series of similar transactions, since January 1, 2015, to which we were a party or will be a party, in which:

▪	the amounts involved exceeded or will exceed $120,000; and

▪
any of our directors, executive officers, or holders of more than 5% of our equity, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Related Party Convertible Notes
Convertible Promissory Notes with CPH TU, LP
In August 2015, we issued $15.0 million in convertible promissory notes, or the CPH Notes, to CPH TU, LP, or CPH, pursuant to a Note and Warrant Purchase Agreement, or the Purchase Agreement. In January 2016, we amended the CPH Notes to increase the aggregate borrowing limit to $18.0 million, and, in July 2016, we further amended the CPH Notes to increase the aggregate borrowing limit to $19.8 million. The notes are collateralized by substantially all of our assets and bear interest at a simple rate of 10% per annum with a maturity date of September 1, 2017. Pursuant to the amendment to the Purchase Agreement entered into in September 2016, principal and accrued interest under the CPH Notes became convertible into our ordinary shares at the option of CPH at any time based on a price of $3.99 and $4.9143 per share, respectively. In addition, warrants to purchase ordinary shares were originally issued alongside the CPH Notes under the Purchase Agreement but were subsequently canceled. In addition, the amendment provided for the conversion of all interest due under the CPH Notes into a separate note. On August 24, 2017, CPH elected to convert the principal and the accrued interest outstanding under the CPH Notes into 5,869,417 our Class B ordinary shares. CPH is a holder of more than 5% of our outstanding equity, and Nicholas Lewin is a managing partner of CPH and is the chairman of our board of directors.
Promissory Notes Held by Former Class Z Preferred Shareholders
In August 2015, we entered into agreements with all of the Class Z redeemable convertible preferred shareholders to exchange their outstanding shares and accumulated dividends for notes payable with a principal balance of $4.2 million . Per the original agreement, the notes bear interest at a simple rate of 7% per annum with the interest payments due annually starting March 30, 2017 and a note maturity date of March 31, 2020. Annual payments are due based on achievement of certain annual sales milestones beginning in March 2017. In March, 2017, we modified the agreement to defer the interest payments for an additional period, which will be thirty days after we successfully complete our planned IPO. Approximately $5.0 million of the net proceeds from this offering will be used to repay these amounts. The table below shows principal outstanding and payable to former Class Z shareholders who are considered related parties:

Name of Shareholder	Number of Class Z Preferred Shares	Total Purchase Price
Medical Device Holdings S.A.	858	$501,577
Global Silicone SRL(1)	4,655	2,721,262
Premium Group Holdings LTD(2)	1,199	700,922
Manuel Enrique Chacon Quiros(3)	25	14,615
Salvador Dada Santos(4)	66	38,583

(1)
Global Silicone SRL is a holder of more than 5% of our equity as of December 31, 2017. Olivier François Tourniaire, Sr., the father of one of our vice presidents of sales, exercises the voting and dispositive power over the shares owned by Global Silicone SRL.

(2)	Premium Group Holdings LTD is a holder of more than 5% of our equity as of December 31, 2017.

(3)	Dr. Chacon Quiros is the brother of our Chief Executive Officer.

(4)	Mr. Dada is our Chief Operating Officer.
Madryn Credit Agreement
In August 2017, we entered into the Madryn Credit Agreement with Madryn and and a syndicate of lenders to borrow up to $55.0 million. See Management’s Discussion and Analysis, Indebtedness - Madryn Debt, for more information. As of

March 31, 2018 there was an outstanding principal balance of $40.0 million borrowed under the Madryn Credit Agreement.
Products Sales to Herramientas Medicas, S.A.
During the years ended December 31, 2016 and 2017, we recorded revenue of $0.6 million for product sales to Herramientas Medicas, S.A., a distribution company owned by a family member of our Chief Executive Officer, Juan Jose Chacon Quiros. During the three months ended March 31, 2017 and 2018, the Company recorded revenue of $0.2 million and $0.3 million, respectively. Accounts receivable owed to us from this family member amounted to approximately $0.1 million and $0.2 million as of December 31, 2017 and March 31, 2018, respectively.
Short-term Promissory Notes
In August 2016, we entered into a note purchase agreement to borrow $1.45 million for a period of 30 days via secured promissory notes. The interest rate on the notes was 10% per annum, and the notes were repaid in full in September 2016. In January 2017, we amended the note purchase agreement and issued secured promissory notes to borrow an additional $1.2 million. These promissory notes were repaid in January 2017 and April 2017. The interest rate on the notes was 10% per annum. The following table summarizes the total purchase price paid for such promissory notes by our related persons on each date:

Name of Shareholder	Total Purchase Price
Antoun Nabhan(1)	$200,000
Juan Jose Chacon Quiros(2)	250,000
CPH TU, LP(3)	1,000,000
Juan Jose Chacon Quiros(2)	200,000
CPT TU, LP(3)	1,000,000

(1)	Mr. Nabhan was our Chief Financial Officer until May 2017.

(2)	Mr. Chacon Quiros is our Chief Executive Officer.

(3)	Nicholas Lewin is a managing partner of CPH TU, LP and is a member of our board of directors. CPH TU, LP is a holder of more than 5% of our equity as of March 31, 2018.
Consulting Agreements with Manuel Enrique Chacon Quiros
In May 2016, we entered into a scientific board advisory agreement with Dr. Manuel Enrique Chacon Quiros pursuant to which Dr. Chacon Quiros joined our Scientific Advisory Board, provides general scientific advice, and serves as a clinical investigator, among other services. In exchange for these services, Dr. Chacon Quiros was granted options to purchase 22,068 shares, vesting over four years in equal annual installments, provided that he continues to provide these services at such times. In September 2016, we entered into a separate agreement whereby Dr. Chacon Quiros will maintain his clinic in Costa Rica as a MotivaImagine Excellence Center and will host and train physicians in the use of our products in relevant procedures, among other services, in exchange for cash reimbursement of up to $4,500 per day that such services are rendered. Dr. Chacon Quiros is the brother of our Chief Executive Officer, Juan Jose Chacon Quiros. During the years ended December 31, 2016 and 2017, we paid Dr. Chacon Quiros $32,000 and $120,000, respectively, for services rendered. During the three months ended March 31, 2017 and 2018, the Company paid Dr. Chacon Quiros approximately $30,000 and $38,000, respectively, for services rendered.

Motiva Implants France Acquisition
In September 2016, we acquired all of the outstanding and issued shares of Motiva Implants France, a French private company in exchange for $0.1 million in cash and the assumption of all assets and liabilities. The distribution company was previously owned by Olivier Tourniare, our Vice President of Sales, Asia Pacific, Middle East and Africa, and one of our current shareholders.
Motiva Netherlands BV
During the year ended December 31, 2017, we recorded revenue of $0.3 million for product sales to Motiva Netherlands BV, a distribution company owned by Erick Vogelanzeng, our Vice President of Sales, Europe. Accounts payable due to this distribution company amounted to zero as of December 31, 2017.
Share Repurchases
In September 2016, we entered into a share repurchase agreement with Global Silicone SRL for the repurchase of 813,140 Class A ordinary shares owned by Global Silicone SRL in exchange for $3.7 million. In October 2016, we paid $2.0 million to Global Silicone to repurchase 440,040 Class A ordinary shares, and the remaining $1.7 million was paid in April 2017. In July 2017, we paid $2.8 million to repurchase an additional 406,570 Class A ordinary shares from Global Silicone SRL. Global Silicone SRL is a holder of more than 5% of our equity as of December 31, 2017. Olivier Francois Tourniaire, Sr., the father of one of our vice presidents of sales, exercises the voting and dispositive power over the shares owned by Global Silicone SRL.
Dividends
Holders of our ordinary shares are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In accordance with our amended and restatedmemorandum and articles of association, upon the declaration and payment of consideration on Class Z preferred shares, certain holders of 2,173,663 ordinary shares had a preferential right to the same amount of consideration. In August 2015 in connection with the repurchase of Class Z preferred shares in exchange for a note payable, we accrued $0.6 million for consideration due to these certain ordinary shareholders in accordance with the right in effect at the time. We recorded this as an accrued liability in the consolidated balance sheets. As of December 31, 2015 the earned dividends had not been paid out to shareholders and was recorded as a accrued dividend payable on the consolidated balance sheet. In October 2016, we amended our memorandum and articles of association to remove the preferential rights of certain ordinary shareholders to receive distributions on their ordinary shares in advance of the preferred shares. As a result of the amendment to the memorandum and articles of association, we have de-recognized the accrued dividend payable on the consolidated balance sheet as of December 31, 2016. Because the transaction was between related parties, we recorded the reversal as a capital transaction through additional paid-in-capital on the consolidated balance sheet. We intend to seek a waiver of these rights from such shareholders, who are comprised of related parties CPH TU, LP, Sariel LLC, Global Silicone SRL, Florence Capital Advisors SPV, I LLC, and Madryn Health Partners LP, each of which are holders of 5% or more of our equity as of December 31, 2017. Nicholas Lewin, a member of our board of directors, is a managing partner at CPH with voting and dispositive power over the common shares owned by CPH. Olivier Tourniaire, Sr., the father of one of our vice presidents of sales, exercises the voting and dispositive power over the shares owned by Global Silicone SRL. Mr. Chacon Quiros, our Chief Executive Officer, is a shareholder of Sariel LLC and has voting and dispositive power over the common shares owned by Sariel LLC.
Indemnification Agreements
We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated memorandum and articles of association. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request. For more information regarding these indemnification arrangements, see the section titled “Management - Limitation on Liability and Indemnification Matters.” We believe that these provisions in our amended and restated memorandum and articles of association and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
The limitation of liability and indemnification provisions in our amended and restated memorandum and articles of association may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Employee Agreements
We have entered into employment agreements or offer letters and other arrangements containing compensation, termination and change of control provisions, among others, with certain of our executive officers as described in the section titled “Executive Compensation-Service Agreements” above.
Change in Control Arrangements
We have entered into change in control severance benefits arrangements with certain of our executive officers, as described in greater detail in the section titled “Executive Compensation-Named Executive Officer Employment Agreements.”
Policies and Procedures for Related Party Transactions
Effective upon the completion of this offering, we will have a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our common shares and any member of the immediate family of any of the foregoing persons, is not permitted to enter into a related-party transaction with us without the consent of our audit committee, subject to the exceptions described below.
In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party’s interest in the transaction. Our audit committee has determined that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a non-executive employee, director or beneficial owner of less than 10% of that company’s shares and the aggregate amount involved does not exceed $120,000 in any fiscal year, transactions where a related party’s interest arises solely from the ownership of our common shares, and all holders of our common shares received the same benefit on a pro rata basis and transactions available to all employees generally.
It is our intention to ensure that all future transactions between us and our officers, directors and principal shareholders and their affiliates, are approved by the audit committee of our board of directors and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

PRINCIPAL SHAREHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common shares at June 30, 2018 and as adjusted to reflect the sale of common shares in this offering, for:

▪	each of our directors;

▪	each of our named executive officers;

▪	all of our current directors and executive officers as a group; and

▪	each person, or group of affiliated persons, who beneficially owned more than 5% of our common shares.
We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all common shares that they beneficially owned, subject to applicable community property laws.
Applicable percentage ownership is based on 16,205,274 common shares outstanding at June 30, 2018 (which includes 468,100 unvested common shares that are subject to restricted stock awards ). In computing the number of common shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all common shares subject to options held by the person that are currently exercisable or exercisable within 60 days of June 30, 2018 . However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person. In computing the number of common shares beneficially owned by a person and the percentage ownership of such person, we included shares owned by a spouse, minor children and relatives sharing the same home, as well as other entities owned or controlled by the named person. Percentage ownership of our common shares after the offering assumes the sale of 3,125,000 common shares by us in this offering and the issuance of an additional 138,888 common shares upon conversion of Class G-1 ordinary shares based on an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Establishment Labs Holdings Inc., P.O. Box 3140, Commerce House, Wickhams Cay 1, Road Town, Tortola VG1110, British Virgin Islands.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Shares	%	Number of Shares	%
Greater than 5% Shareholders
CPH TU, LP (1)	7,516,131	46.38	7,516,131	38.61
Sariel LLC (2)	1,128,264	6.96	1,128,264	5.80
Kilowatt Capital Funds (3)	894,999	5.52	894,999	4.60
Global Silicone SRL (4)	813,140	5.02	813,140	4.18

Named Executive Officers and Directors:
Juan Jose Chacon Quiros (5)	1,369,377	8.45	1,369,377	7.03
Salvador Dada Santos (6)	120,556	*	120,556	*
Eddie De Oliveira (7)	32,809	*	32,809	*
Dennis Condon	—	*	—	*
Ed Schutter (8)	24,520	*	24,520	*
David Hung, M.D. (9)	24,520	*	24,520	*
Lisa N. Colleran (10)	63,451	*	63,451	*
Allan Weinstein (11)	24,520	*	24,520	*
Nicholas Lewin (12)	7,540,651	46.46	7,540,651	38.68
All current directors and executive officers as a group (11 Persons)(13)	9,357,740	57.10	9,357,740	47.62

*	Represents beneficial ownership of less than one percent (1%).

(1)
The business address of CPH TU, LP, or CPH, is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington DE 19808. Nicholas Lewin is a managing partner at CPH with voting and dispositive power over the common shares owned by CPH as described in footnote (12) below. The underlying beneficial owners of the common shares held by CPH that own more than 5% of our shares prior to this offering on an as-if CPH distributed basis as of June 30, 2018, are as follows: (a) Crown Predator Holdings, LLC, an affiliate of CPH, owning 4.92% of our outstanding shares beneficially owned prior to this offering; (b) Perceptive Life Sciences Master Fund Ltd. owning 4.97% of our outstanding shares beneficially owned prior to this offering; and (c) JW Partners, LP and JW Opportunities, LLC owning 19.88% of our outstanding shares beneficially owned prior to this offering .

(2)	The business address for Sariel LLC is Ajeltake Road, Ajeltake Island, Majuro MH 96960, Marshall Islands.

(3)
Consists of (a) 63,200 Class A Ordinary Shares held by KW-Venus II, LP, (b) 536,000 Class D Ordinary Shares held by KW-Venus II, LP, (c) 17,699 Class D Ordinary Shares held by Fifth Set Ventures LLC, and (d) 278,100 Class E Ordinary Shares held by KW-Venus II, LP. The business address for Kilowatt Capital Funds is 580 California Street, Suite 2040, San Francisco, California 94104.

(4)
The business address of Global Silicone SRL is Santa Ana, Via Lindora Business Center, 4th floor, Radial Santa Ana, San Antonio de Belén, Kilometer 3, Costa Rica, San José. Olivier Tourniaire, Sr., the father of one of our vice presidents of sales, exercises the voting and dispositive power over the shares owned by Global Silicone SRL.

(5)
Consists of (a) 241,113 common shares subject to restricted share awards, or RSAs, held by Mr. Chacon Quiros, and (b) 1,128,264 common shares held by Sariel LLC. Mr. Chacon Quiros, our Chief Executive Officer, is a shareholder of Sariel LLC and has voting and dispositive power over the common shares owned by Sariel LLC.

(6)	Consists of 120,556 common shares subject to RSAs.

(7)	Consists of (a) 9,056 common shares and (b) 23,753 common shares issuable pursuant to outstanding share options exercisable within 60 days of June 30, 2018.

(8)	Consists of 24,520 common shares issuable pursuant to outstanding share options exercisable within 60 days of June 30, 2018.

(9)	Consists of 24,520 common shares issuable pursuant to outstanding share options exercisable within 60 days of June 30, 2018.

(10)	Consists of (a) 38,931 common shares and (b) 24,520 common shares issuable pursuant to outstanding share options exercisable within 60 days of June 30, 2018.

(11)	Consists of 24,520 common shares issuable pursuant to outstanding share options exercisable within 60 days of June 30, 2018.

(12)
Consists of (a) the shares held by CPH described in footnote (1) above because Mr. Lewin is a member of our board of directors and is a managing partner at CPH with voting and dispositive power over the common shares owned by CPH, and (b) 24,520 common shares issuable pursuant to outstanding share options exercisable within 60 days of June 30, 2018.

(13)	Consists of 8,692,382 common shares, 482,225 common shares subject to RSAs and 183,133 common shares issuable pursuant to outstanding share options exercisable within 60 days of June 30, 2018.

DESCRIPTION OF SHARE CAPITAL
General
We are incorporated as a British Virgin Islands company, and our affairs are governed by our amended and restated memorandum and articles of association and the laws of the British Virgin Islands.
The following description summarizes the most important terms of our share capital, as they are expected to be in effect upon the closing of this offering. We will adopt amended and restated memorandum and articles of association in connection with this offering, and this description summarizes the provisions that are included therein. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in “Description of Share Capital,” you should refer to our amended and restated memorandum and articles of association, which are included as exhibits to the registration statement of which this prospectus forms a part.
Immediately prior to the completion of this offering, all of our outstanding ordinary shares will convert into common shares based on the consent of each holder of our outstanding ordinary shares, which we have obtained. Our common shares will have the rights and restrictions described below.
Key Provisions of our Amended and Restated Memorandum and Articles of Association and British Virgin Islands Law Affecting our Common Shares
The following are summaries of material terms and provisions of our amended and restated memorandum and articles of association and the BVI Business Companies Act, or the BVI Act, insofar as they relate to the material terms of our common shares. Unless otherwise stated, the following summaries are of the terms of our share capital upon closing of this offering. This summary is not intended to be complete, and you should read the forms of our amended and restated memorandum and articles of association, which will be filed as an exhibit to our registration statement on Form S-1.
Meetings of Shareholders
If our shareholders want us to hold a meeting of our shareholders, they may requisition the directors to hold one upon the written request of shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 30%.
Subject to our amended and restated memorandum and articles of association, a meeting of our shareholders will be called by not less than seven days’ notice in writing. Notice of every meeting of shareholders will be given to all of our shareholders. However, the inadvertent failure of the convener or conveners of a meeting of shareholders to give notice of the meeting to a shareholder, or the fact that a shareholder has not received the properly given notice, does not invalidate the meeting.
A meeting may be called by shorter notice than that mentioned above, but, subject to our amended and restated memorandum and articles of association, it will be deemed to have been duly called if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute a waiver in relation to all the shares which that shareholder holds.
A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares entitled to vote at the meeting. A quorum may be comprised of a single shareholder or proxy and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person is a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.
Voting Rights
Under the BVI Act, the common shares are deemed to be issued when the name of the shareholder is entered in our register of members. Our register of members will be maintained by our transfer agent, Computershare Trust Company, N.A., which will enter the name of our shareholders in our register of members on the closing of the offering. If (a) information that is required to be entered in the register of shareholders is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of ours, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct us to pay all costs of the application and any damages the applicant may have sustained.

Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder of record who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by shareholders present in person or by proxy if the shareholder disputes the outcome of the vote on a proposed resolution and the chairman shall cause a poll to be taken.
No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting. Shareholders of record may also pass written resolutions without a meeting.
There is nothing under the laws of the British Virgin Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, but cumulative voting for the election of directors is permitted only if expressly provided for in the memorandum or articles of association. We have not made provisions in our amended and restated memorandum and articles of association for cumulative voting for such elections.
Protection of Minority Shareholders
Under the laws of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. One protection under statutory law is that shareholders may bring an action to enforce the BVI Act or our amended and restated memorandum and articles of association. Shareholders are entitled to have our affairs conducted in accordance with the BVI Act and the amended and restated memorandum and articles of association.
There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the British Virgin Islands is limited. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of our affairs by the majority or the board of directors. However, every shareholder is entitled to have our affairs conducted properly according to British Virgin Islands law and our constituent documents. As such, if those who control the company have disregarded the requirements of applicable law or the provisions of our amended and restated memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is illegal; (2) acts that constitute oppression, unfair discrimination or unfair prejudice against the minority; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where we have not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.
Preemption Rights
British Virgin Islands law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory preemption rights, save to the extent that they are expressly provided for in our amended and restated memorandum and articles of association) that investors may expect to find in relation to a public company are not provided for under British Virgin Islands law. There are no preemption rights applicable to the issuance of new shares under either British Virgin Islands law or our amended and restated memorandum and articles of association.
Liquidation Rights
As permitted by British Virgin Islands law and our amended and restated memorandum and articles of association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if our assets are greater than our liabilities and we are able to pay our debts as they fall due.
Modification of Rights
As permitted by British Virgin Islands law, and our amended and restated memorandum and articles of association, if our shares are divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50% of the issued shares of that class.
Transfer of Shares
Subject to any applicable restrictions set forth in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her shares by a written instrument of transfer in the usual or common form or in any other form which our directors may approve.

Our board of directors may, in its absolute discretion, resolve to refuse or delay the registration of any transfer of any share without assigning any reasons therefor. If our directors refuse or delay the registration of a transfer they shall, as soon as practicable, send to each of the transferor and the transferee notice of such refusal or delay in the agreed form.
Share Repurchase
As permitted by the BVI Act and our amended and restated memorandum and articles of association, shares may be repurchased, redeemed or otherwise acquired by us.
Registration Rights
Shareholder Registration Rights
We are party to an investor rights agreement which provides that certain holders have certain registration rights with respect to their ownership of ordinary shares and ordinary shares currently subject to outstanding warrants and options, with such rights as set forth below. The registration of common shares pursuant to the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act, when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.
Warrantholder Registration Rights
In connection with the Note and Warrant Purchase Agreement we entered with CPH, we issued warrants to purchase an aggregate of 145,000 ordinary shares. To the extent these warrants are outstanding at the time we complete an initial public offering, such warrants provide the holders with certain registration rights with respect to their ownership of the warrants.
Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit, or exclude entirely, the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below terminate upon the earliest to occur of: (i) the date that is five years after the closing of this offering; (ii) with respect to each shareholder, at such time as all such shares can be sold in a three-month period without registration in compliance with Rule 144; (iii) with respect to each shareholder, the date that the shareholder no longer holds any shares that carry these registration rights; (iv) following termination of the investor rights agreement; or (v) the closing of a Deemed Liquidation Event, as such term is defined in our amended and restated memorandum and articles of association.
Demand Registration Rights
As of June 30, 2018 , the holders of an aggregate of 14,297,001 common shares (which includes 138,888 common shares issuable upon conversion of Class G-1 ordinary shares based on an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus) , issuable upon the conversion of outstanding ordinary shares and ordinary shares currently subject to outstanding warrants and options, will be entitled to certain demand registration rights. At any time beginning six months after the closing of our initial public offering, the holders of a majority of these shares may, on not more than one occasion, request that we file a registration statement having an aggregate offering price to the public of not less than $5,000,000 to register all or a portion of their shares.
Piggyback Registration Rights
As of June 30, 2018 , the holders of an aggregate of 14, 297,001 common shares (which includes 138,888 common shares issuable upon conversion of Class G-1 ordinary shares based on an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus) , issuable upon the conversion of outstanding ordinary shares and ordinary shares currently subject to outstanding warrants and options, were entitled to, and the necessary percentage of holders waived, their rights to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. However, in no event shall the amount of securities of the selling shareholders included in the offering be reduced below twenty percent of the total amount of securities included in such offering, unless the offering is the initial public offering of our securities, in which case all shares may be excluded entirely.

Form S-3 Registration Rights
As of June 30, 2018 , the holders of an aggregate of 14, 297,001 common shares (which includes 138,888 common shares issuable upon conversion of Class G-1 ordinary shares based on an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus) , issuable upon the conversion of outstanding ordinary shares and ordinary shares currently subject to certain outstanding warrants and options, will be entitled to certain Form S-3 registration rights, provided that we have not already effected two such registrations within the twelve-month period preceding the date of such request. Such holders may make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3. Such request for registration on Form S-3 must cover securities the aggregate offering price of which is at least $3,000,000.
Dividends
Subject to the BVI Act and our amended and restated memorandum and articles of association, our directors may, by resolution, authorize a distribution to shareholders at such time and of such an amount as they think fit, if they are satisfied, on reasonable grounds, that, immediately after the distribution, we will satisfy the ‘solvency test’. A company will satisfy the solvency test if (i) the value of our assets exceeds our liabilities; and (ii) we are able to pay our debts as they fall due. Where a distribution is made to a shareholder at a time when we did not, immediately after the distribution, satisfy the solvency test, it may be recovered by the company from the shareholder unless (i) the shareholder received the distribution in good faith and without knowledge of our failure to satisfy the solvency test; (ii) the shareholder has altered his position in reliance on the validity of the distribution; and (iii) it would be unfair to require repayment in full or at all.
Ordinary Shares
As of June 30, 2018, there were 16,205,274 ordinary shares outstanding, which were classified in to the following separate classes: Class A, Class B, Class C, Class D, Class E and Class G, and Class G-1 ordinary shares. The 16,205,274 outstanding ordinary shares will convert, immediately upon the closing of this offering, into 16,344,162 common shares based on a 1-for-1 conversion ratio for all classes of ordinary shares other than the Class G-1 ordinary shares, which based on an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, will have a conversion ratio equal to approximately 1.2222 ordinary shares for each Class G-1 ordinary share pursuant to a price protection feature contained in the Class G-1 ordinary shares triggered by the issuance of common shares in this offering below $17.60 per share. See the section of this prospectus titled “Prospectus Summary-Offering” for further discussion.
Board of Directors
We are managed by a board of directors which currently consists of seven directors. Our amended and restated memorandum and articles of association provide that upon the closing of this offering the board of directors shall consist of not less than seven directors.
There are no share ownership qualifications for directors.
Meetings of our board of directors may be convened at any time deemed necessary by any of our directors.
A meeting of our board of directors will be competent to make lawful and binding decisions if at least a majority of the directors are present or represented. At any meeting of our directors, each director, whether by his or her presence or by his or her alternate, is entitled to one vote.
Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass unanimous written resolutions without a meeting.
The remuneration to be paid to the directors shall be such remuneration as the directors shall determine. Under our amended and restated memorandum and articles of association, the independent directors shall also be entitled to reimbursement of out-of-pocket expenses in connection with the performance of his or her duties as director.
Staggered Board of Directors
Our amended and restated memorandum and articles of association will provide for a staggered board of directors consisting of three classes of directors. Directors of each Class are chosen for three year terms upon the expiration of their current terms and each year one class will be elected by our shareholders.
The terms of the Class I, Class II and Class III directors will expire in 2019, 2020 and 2021, respectively. Beginning in 2019, our shareholders will elect directors for three-year terms upon the expiration of their current terms. Our shareholders will elect only one class of directors each year. We believe that classification of our board of directors will help to ensure the continuity and stability of our business strategies and policies as determined by our board of directors. There is no cumulative voting in the election of directors. As such, this classified board provision could have the effect of making the replacement of incumbent directors more time-consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors also may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our shareholders to be in their best interest.
Duties of Directors
British Virgin Islands law provides that each of our directors, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum or articles of association of the company.
Issuance of Additional Ordinary Shares
Our amended and restated memorandum and articles of association authorize our board of directors to issue additional common shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Changes in Authorized Shares
We are authorized to issue an unlimited number of common shares which will be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in issue. We may by resolution:

▪	combine all of our shares into shares of larger par value than our existing shares;

▪	divide all of our shares into shares of smaller par value than our existing shares; or

▪
create new classes of shares with preferences to be determined by the board of directors at the time of authorization, which could adversely affect the voting power of holders of common shares and the likelihood that such holders will receive dividend payments and payments upon our liquidation or have the effect of delaying, deferring or preventing a change in control of our company or other corporate action.

Inspection of Books and Records
Under British Virgin Islands law holders of our common shares will be entitled, on giving written notice to us, to inspect and make copies or take extracts of our: (a) amended and restated memorandum and articles of association; (b) register of shareholders; (c) register of directors; and (d) minutes of meetings and resolutions of shareholders and those classes of shareholders of which he is a shareholder.
Subject to our amended and restated memorandum and articles of association, our directors may, if they are satisfied that it would be contrary to our interest to allow a shareholder to inspect any document, or part of a document as referenced in (b), (c) or (d) above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where our directors exercise their powers in these circumstances, they shall notify the shareholder as soon as reasonably practicable.
Differences in Corporate Law
We were incorporated under, and are governed by, the laws of the British Virgin Islands. The flexibility available under British Virgin Islands law has enabled us to adopt the amended and restated memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they enjoyed under the Delaware Corporate Law.
Conflicts of Interest
Pursuant to the BVI Act and our amended and restated memorandum and articles of association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

▪	vote on a matter relating to the transaction;

▪	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

▪	sign a document on our behalf, or do any other thing in his capacity as a director, that relates to the transaction.
Anti-money Laundering Laws
In order to comply with legislation or regulations aimed at the prevention of money laundering we may require subscribers to provide evidence to verify their identity.
We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.
If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business, the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.
Anti-takeover Provisions
The BVI Act does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred shares, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings and submit shareholder proposals. Our amended and restated memorandum and articles of association contain the following provisions which may be regarded as defensive measures: (i) a requirement of the affirmative vote of two-thirds or more of the shares entitled to vote on special matters such as mergers or acquisitions; (ii) the prevention of ‘‘business combinations’’ with ‘‘interested shareholders’’ for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in accordance with our amended and restated memorandum and articles of association by a general meeting of our shareholders or satisfies other requirements specified in our amended and restated memorandum and articles of association; (iii) directors’ ability, in their absolute discretion, to decline to register any transfer of shares without assigning any reason; (iv) our board of directors’ ability to issue, from time to time, one or more classes of preferred shares and, with respect to each such class, to fix the terms thereof by resolution; (v) restrictions on the ability of shareholders to call meetings and bring proposals before meetings; (vi) elimination of the ability of shareholders to act by written consent; and (vii) the requirement of the affirmative vote of two-thirds of the shares entitled to vote to amend certain provisions of our amended and restated memorandum and articles of association.
Interested Directors
The BVI Act provides that a director shall, after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to our board of directors. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by us or the director, so long as the director’s interest was disclosed to the board prior to our entry into the transaction or was not required to be disclosed (for example where the transaction is between us and the director himself or is otherwise in the ordinary course of business and on usual terms and conditions). As permitted by British Virgin Islands law and our amended and restated memorandum and articles of association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.
Voting Rights and Quorum Requirements
Under British Virgin Islands law, the voting rights of shareholders are regulated by our amended and restated memorandum and articles of association and, in certain circumstances, the BVI Act. Our amended and restated memorandum and articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Unless the amended and restated memorandum and articles of association otherwise provide, the requisite majority is usually a simple majority of votes cast.
Mergers and Similar Arrangements
Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merger or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.
Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan or merger or consolidation contains any provision which, if proposed as an amendment to the memorandum of association or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.
Shareholder Suits
We are not aware of any reported class action or derivative action having been brought in a British Virgin Islands court.
Under the BVI Act, if a company or a director of a company engages in, or proposes to engage in, conduct that contravenes the BVI Act or the memorandum of association or articles of the company, the BVI Court may, on the application of a shareholder or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in that conduct.
In addition, under the BVI Act, the BVI Court may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company or to intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. In determining whether to grant leave for such derivative actions, the Court must take into account certain matters, including whether the shareholder is acting in good faith, whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters and whether an alternative remedy to the derivative claim is available.
A shareholder of a company may bring an action against the company for breach of a duty owed by the company to him as a shareholder. The BVI Act also includes provisions for actions based on oppression, and for representative actions where the interests of the claimant are substantially the same as those of other shareholders.
Corporate Governance
British Virgin Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty to act honestly, in good faith and in what the directors believe to be in the best interests to the companies for which they serve.
Indemnification
British Virgin Islands law and our amended and restated memorandum and articles of association provide for the indemnification of our directors against all losses or liabilities incurred or sustained by him or her as a director of our company in defending any proceedings, whether civil or criminal and this indemnity only applies if he or she acted honestly and in good faith with a view to our best interests and, with respect to any criminal action, he or she must have had no reasonable cause to believe his or her conduct was unlawful.
Transfer Agent and Registrar
The transfer agent and registrar for our common shares is Computershare Trust Company, N.A. , and their address is 250 Royall Street, Canton, Massachusetts 02021 .
Listing
We have applied for listing of our common shares on The Nasdaq Capital Market under the symbol “ESTA.”

MATERIAL BRITISH VIRGIN ISLAND AND U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary of certain British Virgin Islands and U.S federal income tax consequences relevant to an investment in our common shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any prospective purchaser. This discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. This discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the British Virgin Islands and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership, and disposition of our common shares.
British Virgin Islands Taxation
The British Virgin Islands currently does not impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon us or our security holders.
The company, and all distributions, interest and other amounts paid by the company to shareholders, are exempt from any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the shares in the company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.
No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by shareholders with respect to any shares, debt obligations or other securities of the company.
All instruments relating to transactions in respect of the shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from the payment of stamp duty in the British Virgin Islands, provided that they do not relate to real estate situated in the British Virgin Islands.
The British Virgin Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations in the British Virgin Islands applicable to us or our security holders.
Material U.S. Federal Income Tax Considerations
The following discussion sets forth the material U.S federal income tax consequences relating to the acquisition, ownership, and disposition of our common shares by U.S. Holders (as defined below) that will hold our common shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code, as amended, or the “Code.” The discussion below of U.S. federal income tax consequences to "U.S. Holders" will apply to you if you are a beneficial owner of our common shares and you are, for U.S. federal income tax purposes:

▪	an individual citizen or resident of the United States;

▪
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

▪	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

▪
a trust if it (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons that have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

This summary applies only to U.S. Holders, and it does not describe all of the U.S. federal income tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

▪	banks and other financial institutions;

▪	insurance companies;

▪	regulated investment companies;

▪	real estate investment trusts;

▪	government organizations;

▪	dealers and traders in securities that use mark-to-market accounting for U.S. federal income tax purposes;

▪	U.S. Holders who are accrual method taxpayers subject to special tax accounting rules under Section 451(b) of the Code;

▪	U.S. Holders holding common shares as part of a hedging transaction, straddle, conversion transaction or other integrated transaction;

▪	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

▪	U.S. Holders liable for the alternative minimum tax;

▪	tax-exempt organizations or entities, including an "individual retirement account" or "Roth IRA" as defined in Section 408 or 408A of the Code, respectively;

▪	U.S. Holders that received the common shares as compensation for the performance of services;

▪	U.S. Holders holding common shares that own or are deemed to own 10% or more of our value or voting shares; or

▪	former citizens and residents of the United States subject to tax as expatriates.
The discussion below is based upon applicable provisions of the Code, Treasury Regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service, or IRS, and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. In addition, significant changes in U.S. federal income tax laws were recently enacted. You should consult with your tax advisor with respect to such changes in U.S. tax law as well as potential conforming changes in state tax laws.
If you are a partner in a partnership or other entity treated as a partnership for U.S. federal income tax purposes that holds our common shares, your tax treatment will generally depend upon your status and the activities of the partnership. Prospective investors who are partners in a partnership should consult their tax advisers as to the particular U.S. federal income tax consequences of purchasing, owning and disposing of common shares in their particular circumstances.
In addition, this discussion does not address any non-U.S., state, local or any U.S. federal estate, gift or alternative minimum tax considerations. Each U.S. Holder should, and are urged to, consult its own tax adviser concerning the U.S. federal, state, local, and non-U.S. income and other tax consequences of an investment in our common shares.
This discussion is not a complete analysis or listing of all of the possible tax consequences and does not address all tax considerations that may be relevant to investors in light of their particular circumstances.
Taxation of Dividends
Subject to the discussion below under the subsection titled “Passive Foreign Investment Company”, the gross amount of distributions paid on common shares will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income (including taxes withheld) will be includible in your gross income as ordinary income on the day actually or constructively received by you. Such dividends received from the common shares will be treated as foreign source income and will not be eligible for the dividends received deduction allowed to U.S. corporations under the Code. The following discussion assumes that all dividends will be paid in U.S. dollars. As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes.
With respect to non-corporate U.S. Holders, certain dividends received from a qualified corporation may be subject to reduced rates of taxation applicable to “qualified dividend income (‘QDI’),” provided that certain conditions are satisfied. A U.S. Holder may receive QDI if the foreign corporation is treated as a qualified foreign corporation. A foreign corporation should be a qualified corporation if its shares, with respect to dividends received from the corporation, are readily tradable on an established U.S. securities market. Additionally, a U.S. Holder is required to (i) hold such common shares for 61 days or more during the 121-day period beginning on the date which is 60 days before the date on which such shares become ex-dividend with respect to such dividends and (ii) the U.S. Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to existing or substantially similar or related property. Our common shares are expected to be readily tradable on Nasdaq after this offering. However, such reduced rate will not apply if we are a for the taxable year in which we pay a dividend or were a PFIC for the preceding taxable year. See the subsection below titled “Passive Foreign Investment Company”.
To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for the taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated first as a non-taxable return of capital, causing a reduction in the adjusted basis of the common shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on the subsequent disposition of common shares), and the balance in excess of the adjusted basis will be taxed as capital gain recognized on a sale or exchange, as described below under “Taxation of Capital Gains.” Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Distributions of additional common shares to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Taxation of Capital Gains
For U.S federal income tax purposes, you will generally recognize taxable gain or loss on any sale or exchange of common shares in an amount equal to the difference between the amount realized for the common share and your tax basis in the common shares. Generally, your tax basis should be the amount paid for the common shares. Subject to the discussion under “Passive Foreign Investment Company” below, such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year should be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. Such gain or loss generally will be U.S.-source gain or loss. You are urged to consult your tax advisor regarding the tax consequences if foreign tax is imposed on a disposition of our common shares, including the availability of the foreign tax credit under your particular circumstance.
Passive Foreign Investment Company
Based on the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC in 2017 and we do not expect to be a PFIC for our current taxable year or to become one in the future, although because our PFIC status is subject to a number of uncertainties, neither we nor our tax advisors can provide any assurances regarding our PFIC status. A non-U.S. corporation will be classified as a PFIC in any taxable year in which, either:

▪	at least 75% of its gross income is passive income; or

▪	at least 50% of the average quarterly value of its total gross assets is attributable to assets that produce "passive income" or are held for the production of passive income.
For this purpose, passive income generally includes dividends, interest, royalties, and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25%, directly or indirectly, (by value) of shares of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.
The determination of whether we are a PFIC is made annually. Accordingly it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. If we are a PFIC for any taxable year during which you hold our common shares, you will be subject to special rules discussed below.
If we were a PFIC for any taxable year during which you hold our common shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from the sale or other disposition (including, under certain circumstances, a pledge) of our common shares. Distributions received in a taxable year that are greater than 125% of the average annual distribution received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as excess distribution. Under these special rules:

▪	the excess distribution or gain will be allocated ratably over your holding period for the common shares;

▪	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in your holding period in which we were a PFIC, will be treated as ordinary income; and

▪
the amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount.

In addition, non-corporate U.S Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will generally be required to file Internal Revenue Service Form 8621 if you hold our common shares in any year in which we are classified as a PFIC.
If we are a PFIC for any taxable year during which you hold our common shares and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
In certain circumstances, certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of common shares. Additionally, you can sometimes avoid the rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections if, contrary to our expectation, we are classified as a PFIC. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.
Medicare Tax
Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of common shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the common shares.
Information Reporting and Backup Withholding
In general, information reporting will apply to dividends in respect to our common shares and the proceeds from the sale, exchange or redemption of our common shares that are paid to you within the U.S (and in certain cases outside the U.S). Payments of dividends and proceeds from the sale or other taxable disposition that are made within the U.S or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided that the required information is timely furnished to the U.S. Internal Revenue Service.
Foreign Asset Reporting
Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders who are required to report information relating to an interest in common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by U.S. financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold common shares. You are urged to consult your own tax advisors regarding their information reporting obligations, if any, with respect to your ownership of common shares.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for common shares and we cannot assure you that a liquid trading market for the common shares will develop or be sustained after this offering. Future sales of substantial amounts of common shares, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common shares or impair our ability to raise equity capital.
Based on the number of shares outstanding as of June 30, 2018, upon the closing of this offering, 19,469,162 common shares will be outstanding (which includes 138,888 common shares issuable upon conversion of Class G-1 ordinary shares based on an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and assumes no exercise of the underwriters’ option to purchase additional common shares and no exercise of outstanding options or warrants or issuance of shares reserved in connection with acquisition-related obligations). Of the outstanding shares, all 3,125,000 common shares sold in this offering, plus any common shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable.
The remaining outstanding common shares will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, holders of substantially all of our equity securities are subject to market stand-off agreements or have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our equity for at least 180 days following the date of this prospectus, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, beginning on the date 181 days after the date of this prospectus, 16,344,162 of these restricted securities will be available for sale in the public market, of which 9,174,607 common shares, will be held by our directors, executive officers and other affiliates and will be subject to the volume and other restrictions of Rule 144, as described below.
Rule 144
In general, a person who has beneficially owned restricted common shares for at least six months would be entitled to sell their securities provided that: (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding a sale; and (ii) we are subject to the periodic reporting requirements of the Exchange Act, for at least 90 days before the sale. Persons who have beneficially owned restricted common shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

▪
1% of the number of common shares outstanding after this offering, which will equal approximately  178,963  shares immediately after the closing of this offering, based on the number of common shares outstanding as of March 31 , 2018; or

▪	the average weekly trading volume of our common shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;
provided, in each case, that we are subject to the periodic reporting requirements the Exchange Act for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.
Rule 701
Rule 701 under the Securities Act, as currently in effect, generally allows a shareholder who purchased common shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares (subject to the requirements of the lock-up agreements, as described below) in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus (or until such later date that is required by the lock-up agreements, as described below) before selling such shares pursuant to Rule 701.
Lock-Up Agreements
We, our officers, directors, certain of our option holders and warrant holders, and holders of substantially all of our outstanding share capital have agreed with the underwriters that for a period of 180 days following the date of this prospectus, subject to certain exceptions, we will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any common shares or any securities convertible into or exchangeable for common shares, subject to specified exceptions. Jefferies LLC and Cowen and Company, LLC jointly may, at their discretion and at any time or from time to time before the termination of the 180-day period, release all or any portion of the shares from the restrictions in the lock-up agreement.
Registration Statements on Form S-8
Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the common shares issued or reserved for issuance under our share option plans. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares and Rule 144 limitations applicable to affiliates.
Registration Rights
Upon the closing of this offering, the holders of an aggregate of 14, 297,001 common shares (which includes 138,888 common shares issuable upon conversion of Class G-1 ordinary shares based on an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus) , issuable upon the conversion of outstanding ordinary shares and ordinary shares currently subject to outstanding warrants and options, and the holders of warrants issued in connection with the N ote and Warrant Purchase Agreement we entered with CPH to purchase an aggregate of 145,000 common shares, are entitled to certain rights with respect to the registration of the offer and sale of such common shares under the Securities Act.  Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.  See the section entitled “Description of Capital Stock - Key Provisions of our Amended and Restated Memorandum and Articles of Association and British Virgin Islands Law Affecting our Common Shares - Registration Rights” for additional information.

UNDERWRITING
Subject to the terms and conditions set forth in the underwriting agreement, dated                     , 2018, between us and Jefferies LLC and Cowen and Company, LLC as the representatives of the underwriters named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the respective number of common shares shown opposite its name below:

Underwriter	Number of Common Shares
Jefferies LLC
Cowen and Company, LLC
BTIG, LLC
Total	3,125,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent, such as the receipt by the underwriters of officers’ certificates legal opinions and approval of certain legal matters by their counsel and may be terminated at their discretion upon the occurrence of certain stated events. The underwriting agreement provides that the underwriters will purchase all of the common shares if any of them are purchased, other than those shares covered by the option to purchase additional common shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
The underwriters have advised us that, following the pricing of this offering, they currently intend to make a market in our common shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for our common shares, that you will be able to sell any of our common shares held by you at a particular time or that the prices that you receive when you sell will be favorable.
The underwriters are offering the common shares subject to their acceptance of the common shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.
Commission and Expenses
The underwriters have advised us that they propose to offer the common shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $         per common share. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per share	No exercise	Full exercise
Public offering price	$	$	$
Underwriting discounts and commissions paid by us	$	$	$
Proceeds to us, before expenses	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1.2 million. We have also agreed to reimburse the underwriters for up to $25,000 of expenses related to the review of this offering by the Financial Industry Regulatory Authority, Inc.
Determination of Offering Price
Prior to this offering, there has not been a public market for our common shares. Consequently, the initial public offering price for our common shares will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
We offer no assurances that the initial public offering price will correspond to the price at which our common shares will trade in the public market subsequent to the offering or that an active trading market for our common shares will develop and continue after the offering.
Listing
We have applied to list our common shares on The Nasdaq Capital Market, subject to notice of issuance, under the trading symbol “ESTA.”
Stamp Taxes
If you purchase common shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Option to Purchase Additional Shares
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 468,750 common shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.
No Sales of Similar Securities
We, our officers, directors, certain of our option holders and warrant holders, and holders of all of our outstanding share capital have agreed, subject to specified exceptions, not to directly or indirectly:

▪	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act,

▪
otherwise dispose of any common shares, options or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into common shares currently or hereafter owned either of record or beneficially, or

▪	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC and Cowen and Company, LLC.

This restriction terminates after the close of trading of our common shares on and including the 180th day after the date of this prospectus.
Jefferies LLC and Cowen and Company, LLC jointly may, at their discretion and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.
Stabilization
The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, they engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of our common shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.
“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common shares or purchasing common shares in the open market. In determining the source of common shares to close out the covered short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the option to purchase additional common shares.
“Naked” short sales are sales in excess of the option to purchase additional common shares. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in this offering.
A stabilizing bid is a bid for the purchase of common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of our common shares. A syndicate covering transaction is the bid for or the purchase of common shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if our common shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.
The underwriters may also engage in passive market making transactions in our common shares on The Nasdaq Capital Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of common shares in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships
The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of its affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially our common shares offered hereby. Any such short positions could adversely affect future trading prices of our common shares offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (1) in which such an offer or solicitation is not authorized, (2) in which any person making such offer or solicitation is not qualified to do so or (3) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the common shares or possession or distribution of this prospectus or any other offering or publicity material relating to the common shares in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any common shares or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of the common shares by it will be made on the same terms.
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of common shares may be made to the public in that Relevant Member State other than:

▪	to any legal entity which is a qualified investor, as defined in the Prospectus Directive;

▪
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

▪
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive and each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.
United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Australia
This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:
You confirm and warrant that you are either:

▪	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

▪
a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

▪	a person associated with us under Section 708(12) of the Corporations Act; or

▪	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.
To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.
You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.
Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.”
Israel
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the common shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

▪
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

▪	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

▪	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

▪	where no consideration is or will be given for the transfer;

▪	where the transfer is by operation of law;

▪	as specified in Section 276(7) of the SFA; or

▪	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Canada
The offering of our common shares in Canada is being made on a private placement basis in reliance on exemptions from the prospectus requirements under the securities laws of each applicable Canadian province and territory where the common shares may be offered and sold, and therein may only be made with investors that are purchasing as principal and that qualify as both an accredited investor, as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions and as a permitted client, as such term is defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligation. Any offer and sale of our common shares in any province or territory of Canada may only be made through a dealer that is properly registered under the securities legislation of the applicable province or territory wherein our common shares are offered and/or sold or, alternatively, by a dealer that qualifies under and is relying upon an exemption from the registration requirements therein.
Any resale of our common shares by an investor resident in Canada must be made in accordance with applicable Canadian securities laws, which may require resales to be made in accordance with prospectus and registration requirements, statutory exemptions from the prospectus and registration requirements or under a discretionary exemption from the prospectus and registration requirements granted by the applicable Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of our common shares outside of Canada.
Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu'il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS
Certain legal matters as to U.S. federal, Delaware and New York law in connection with this offering will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, United States. Conyers Dill & Pearman, Road Town, Tortola, British Virgin Islands, will pass upon the validity of the common shares offered hereby and other legal matters concerning this offering relating to British Virgin Islands law, including matters of British Virgin Islands income tax law. Cooley LLP, Palo Alto, California, United States has acted as counsel to the underwriters in connection with this offering.

EXPERTS
The consolidated financial statements of Establishment Labs Holdings Inc. as of December 31, 2016 and 2017, and for the years then ended, included in this prospectus have been so included in reliance on the report of Marcum, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
We have submitted to the SEC a registration statement on Form S-1 under the Securities Act with respect to the common shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information about us and the common shares offered hereby, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.
You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.establishmentlabs.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS
Almost all of our assets are located outside of the United States. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States. We have appointed Motiva USA LLC, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.
We have been advised by Conyers Dill & Pearman, our counsel as to British Virgin Islands Law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the British Virgin Islands. We have also been advised by Conyers Dill & Pearman that at common law, the courts of the British Virgin Islands would recognize as a valid judgment, a final and conclusive judgment in personum obtained in the courts of all countries not covered by the British Virgin Islands Reciprocal Enforcement of Judgments Act (Cap. 65) (or, where applicable, the Foreign Judgments (Reciprocal Enforcement) Act (Cap. 27)) against us based upon the documents under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the British Virgin Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the British Virgin Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the British Virgin Islands and (f) there is due compliance with the correct procedures under the laws of the British Virgin Islands. Such a judgment would be enforced by treating the judgment as a cause of action and commencing an action on the foreign judgment debt in the Court of the British Virgin Islands, with a view to proceeding with the claim by way of summary judgment.

ESTABLISHMENT LABS HOLDINGS INC.
Index to Consolidated Financial Statements

Years Ended December 31, 2016 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
of Establishment Labs Holdings Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Establishment Labs Holdings Inc. (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph - Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred significant losses and currently does not expect to experience positive cash flows from operations in the near future and is in technical default of certain debt covenants. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP
Irvine, CA

We have served as the Company’s auditor since 2016.

May 10, 2018

ESTABLISHMENT LABS HOLDINGS INC.
Consolidated Balance Sheets
(In thousands, except share data)

	December 31,
	2016	2017
Assets
Current assets:
Cash	$479	$10,864
Accounts receivable, net of allowance for doubtful accounts of $569 and $1,512	6,648	13,108
Inventory	4,800	13,173
Prepaid expenses and other current assets	593	2,237
Total current assets	12,520	39,382
Long-term assets:
Property and equipment, net of accumulated depreciation of $1,562 and $3,179	13,230	13,500
Goodwill	255	465
Intangible assets, net of accumulated amortization of $251 and $573	2,099	3,401
Restricted cash	171	75
Other non-current assets	1,287	272
Total assets	$29,562	$57,095
Liabilities and shareholders’ equity (deficit)
Current liabilities:
Accounts payable	$7,281	$9,131
Accrued liabilities	1,203	2,326
Warrant liability	3,983	—
EDC put option liability	36	—
Perceptive put option liability	1,165	—
Liability for shares repurchase	1,653	—
Notes payable, Perceptive debt, net of debt discount and issuance costs	12,015	—
Related party convertible notes payable, net of debt discount and issuance costs, including accrued interest	21,308	—
CPH put option liability	941	—
Notes payable related party, including accrued interest	4,626	4,921
Note payable, Madryn, net of debt discount and issuance costs	—	19,167
Madryn put option	—	20,302
Madryn call option	—	360
Notes payable, short term	200	—
Other liabilities, short term	161	1,228
Total current liabilities	54,572	57,435
Long-term liabilities:
Other liabilities, long term	1,425	4,673
Total liabilities	55,997	62,108
Commitments and contingencies (Note 7)
Shareholders’ equity (deficit):
Class Z redeemable convertible preferred shares, $500.00 par value - 7,364 and zero shares authorized December 31, 2016 and 2017, respectively; zero shares issued and outstanding as of December 31, 2016 and 2017	—	—
Ordinary shares - $1.00 par value (class A and B), 15,942,636 and 21,206,630 shares authorized at December 31, 2016 and 2017, respectively; 7,118,753 and 13,427,536 shares issued at December 31, 2016 and 2017, respectively; 6,305,613 and 12,206,326 shares outstanding at December 31, 2016 and 2017, respectively	7,118	13,427
Ordinary shares - no par value (class C, D, E and F), zero and 2,316,169 shares authorized at December 31, 2016 and 2017, respectively; zero and 2,316,169 shares issued at December 31, 2016 and 2017, respectively; zero and 2,316,169 shares outstanding at December 31, 2016 and 2017, respectively	—	27,840
Common shares - $1.00 par value, 84,050,000 shares authorized at December 31, 2016 and 2017; zero shares issued and outstanding at December 31, 2016 and 2017	—	—
Additional paid-in-capital	3,038	27,986
Treasury shares, at cost, 813,140 and 1,221,210 shares held at December 31, 2016 and 2017, respectively	(3,611)	(6,465)
Accumulated deficit	(32,980)	(67,877)
Other comprehensive income	—	76
Total shareholders’ equity (deficit)	(26,435)	(5,013)
Total liabilities and shareholders’ equity (deficit)	$29,562	$57,095

See notes to consolidated financial statements.

ESTABLISHMENT LABS HOLDINGS INC.
Consolidated Statements of Operations
(In thousands, except share and per share data)

	Year ended December 31,
	2016	2017
Revenue	$19,801	$34,681
Cost of revenue	9,705	16,979
Gross profit	10,096	17,702
Operating expenses:
Sales, general and administrative	23,189	30,821
Research and development	2,740	6,864
Total operating expenses	25,929	37,685
Loss from operations	(15,833)	(19,983)
Interest income	44	19
Interest expense	(3,413)	(10,420)
Gain on settlement of Magna put option liability	92	—
Change in fair value of Madryn put option liability	—	(258)
Change in fair value of Madryn call option liability	—	(277)
Change in fair value of warrant liability	(1,802)	(4,035)
Change in fair value of liability to issue shares - Magna	(21)	—
Change in fair value of liability to issue shares - EDC	26	—
Change in fair value of Magna put option liability	5	—
Change in fair value of EDC put option liability	38	36
Change in fair value of CPH and Perceptive put option liability	(843)	2,106
Change in fair value of CPH call option liability	21	—
Initial public offering expenses	—	(1,585)
Other income (expense), net	(339)	(395)
Loss before income taxes	(22,025)	(34,792)
Provision for income taxes	(134)	(105)
Net loss	$(22,159)	$(34,897)

Basic and diluted net loss per share attributable to ordinary shareholders	$(3.42)	$(3.41)
Weighted average outstanding ordinary shares used for net loss per share attributable to ordinary shareholders	6,482,249	10,230,586

See notes to consolidated financial statements.

ESTABLISHMENT LABS HOLDINGS INC.
Consolidated Statements of Comprehensive Loss
(In thousands)

	Year ended December 31,
	2016	2017
Net loss	$(22,159)	$(34,897)
Other comprehensive income:
Foreign currency translation gain	—	76
Other comprehensive income	—	76
Comprehensive loss	$(22,159)	$(34,821)

See notes to consolidated financial statements.

ESTABLISHMENT LABS HOLDINGS INC.
Consolidated Statements of Shareholders’ Deficit
(In thousands, except share data)

					Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	Ordinary Shares		Treasury Shares
	Shares	Amount	Shares	Amount
Balance at January 1, 2016	6,586,857	$6,587	—	$—	$473	$(10,821)	$—	$(3,761)
Extinguishment of debt discount with related party	—	—	—	—	(5,500)	—	—	(5,500)
Extinguishment of warrants with related party	—	—	—	—	1,822	—	—	1,822
Beneficial conversion feature associated with notes payable related party	—	—	—	—	2,953	—	—	2,953
Issuance of shares in business combination	18,000	18	—	—	55	—	—	73
Extinguishment of dividends on ordinary shares	—	—	—	—	623	—	—	623
Repurchase of ordinary shares	—	—	(813,140)	(3,611)	—	—	—	(3,611)
Stock-based compensation	513,896	513	—		2,612	—	—	3,125
Net loss	—	—	—		—	(22,159)	—	(22,159)
Balance at December 31, 2016	7,118,753	$7,118	(813,140)	$(3,611)	$3,038	$(32,980)	$—	$(26,435)
Issuance of shares	2,316,169	27,840	—	—	—	—	—	27,840
Cumulative change in accounting principle (adoption of ASU 2017-11)	—	—	—	—	958	—	—	958
Extinguishment of warrants with related party	207,716	208	—	—	2,192	—	—	2,400
Conversion of related party convertible notes payable	5,869,417	5,869	—	—	18,383	—	—	24,252
Issuance of shares in business combination	35,714	36	—	—	308	—	—	344
Repurchase of ordinary shares	—	—	(408,070)	(2,854)	—	—	—	(2,854)
Stock-based compensation	195,936	196	—	—	3,107	—	—	3,303
Foreign currency translation gain	—	—	—	—	—	—	76	76
Net loss	—	—	—	—	—	(34,897)	—	(34,897)
Balance at December 31, 2017	15,743,705	$41,267	(1,221,210)	$(6,465)	$27,986	$(67,877)	$76	$(5,013)

See notes to consolidated financial statements.

ESTABLISHMENT LABS HOLDINGS INC.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2016	2017
Cash flows from operating activities:
Net loss	$(22,159)	$(34,897)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	592	1,939
Provision for doubtful accounts	409	943
Stock-based compensation	3,125	3,303
Write off of deferred offering costs	—	1,585
Gain on extinguishment of Magna put option liability	(92)	—
Change in fair value of Madryn put option	—	258
Change in fair value of Madryn call option	—	277
Change in fair value of warrant liability	1,802	4,035
Change in fair value of liability to issue shares - Magna	21	—
Change in fair value of Magna put option liability	(5)	—
Change in fair value of CPH put option liability	843	(2,106)
Change in fair value of CPH call option liability	(21)	—
Change in fair value of liability to issue shares - EDC	(26)	—
Change in fair value of EDC put option liability	(38)	(36)
Non-cash interest expense and amortization of debt discount	3,122	7,054
Changes in operating assets and liabilities:
Accounts receivable	(4,720)	(6,911)
Inventory	(1,361)	(6,437)
Prepaid expenses and other current assets	(450)	(1,681)
Other assets	(169)	(570)
Accounts payable	3,939	(878)
Accrued liabilities	931	1,103
Other liabilities	(9)	1,049
Net cash used in operating activities	(14,266)	(31,970)
Cash flows from investing activities:
Purchases of property and equipment	(10,463)	(901)
Cash used in business acquisition, net of cash acquired	(147)	—
Costs incurred for intangible assets	(91)	(40)
Increase (decrease) in restricted cash	(55)	96
Net cash used in investing activities	(10,756)	(845)
Cash flows from financing activities:
Borrowings under related party convertible notes, net of issuance costs	9,216	—
Borrowings under Madryn credit agreement, net of issuance costs	—	38,465
Borrowings under Perceptive credit agreement, net of issuance costs	14,390	—
Borrowings on notes payable	1,450	—
Payments of deferred offering costs	(278)	(914)
Repayments on short term notes payable	—	(200)
Repayments under Perceptive credit agreement	—	(15,000)

See notes to consolidated financial statements.

ESTABLISHMENT LABS HOLDINGS INC.
Consolidated Statements of Cash Flows (continued)
(In thousands)

	Year Ended December 31,
	2016	2017
Repayments under notes payable	(1,487)	—
Repayments on capital leases	(103)	(291)
Cash used to settle Magna put option liability	(977)	—
Cash used to repurchase warrants	—	(2,400)
Proceeds from issuance of ordinary shares	—	27,840
Shares repurchased	(2,000)	(4,507)
Net cash provided by financing activities	20,211	42,993
Effect of exchange rate changes on cash	—	207
Net increase (decrease) in cash	(4,811)	10,385
Cash at beginning of year	5,290	479
Cash at end of year	$479	$10,864

Supplemental disclosures:
Cash paid for interest	$522	$2,862
Cash paid for income taxes	$—	$147

Supplemental disclosures of non-cash investing and financing activities:
Gain on debt extinguishment applied to additional paid in capital	$989	$—
Gain on debt extinguishment applied to accumulated deficit	$1,069	$—
Assets acquired under capital leases	$541	$209
Issuance of put option in connection with EDC acquisition	$74	$—
Liability to issues shares in business acquisition	$99	$964
Consideration payable related to business acquisition	$—	$1,704
Issuance of call option in connection with convertible notes payable	$21	$—
Issuance of put option in connection with convertible notes payable	$127	$—
Issuance of warrants in connection with convertible notes payable	$1,226	$—
Issuance of beneficial conversion feature in connection with convertible notes	$2,953	$—
Issuance of warrants in connection with Perceptive debt	$1,511	$—
Issuance of put option in connection with Perceptive debt	$1,138	$—
Goodwill recorded in business combination	$255	$210
Accounts payable and liabilities assumed in business acquisition	$562	$—
Property, equipment and prepaids acquired in business acquisition	$230	$1,498
Intangible assets acquired in business acquisition	$345	$1,304
Dividends declared (extinguished) on ordinary shares	$(623)	$—
Unpaid deferred offering costs	$840	$—
Unpaid balance for property and equipment	$1,056	$783
Extinguishment of warrants with related party	$—	$958
Conversion of related party convertible notes payable into ordinary shares	$—	$24,248

See notes to consolidated financial statements.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

1.     Formation, Business of the Company and Going Concern
Formation and Business of the Company
Establishment Labs Holdings Inc. (the “Company”) is a global company that manufactures and markets innovative medical devices for aesthetic plastic surgery, reconstructive plastic surgery, and aesthetic dermatology. The Company was established in the British Virgin Islands on October 9, 2013, at which time Establishment Labs, S.A., the Costa Rican manufacturing company, was reincorporated as a wholly-owned subsidiary. The Company also has wholly-owned subsidiaries in the United States (JAMM Technologies, Inc. and Motiva USA LLC), Belgium (European Distribution Center Motiva BVBA), Brazil (Establishment Labs Produtos para Saude Ltda), France (Motiva Implants France SAS), Sweden (Motiva Nordica AB) and Switzerland (JEN-Vault AG). Substantially all of the Company’s revenues are derived from the sale of silicone breast implants under the brand of Motiva Implants.
The main manufacturing activities are conducted in two manufacturing facilities in Costa Rica. Beginning in 2010, the Company began operating under the Costa Rica free zone regime (Régimen de Zona Franca) which provides for reduced income tax and other tax obligations pursuant to an agreement with the Costa Rican authorities (see Note 12).
The Company’s products are approved for sale in Europe, the Middle East, Latin America, Australia and Asia. The Company is actively working on obtaining regulatory approval to commercialize its products in the United States. The Company sells its products internationally through distributors as well as making direct sales to customers.
The Company has been expanding its global operations through a series of acquisitions. In November 2015, the Company purchased certain assets from Magna Equities I, LLC and established its wholly-owned subsidiary, JAMM Technologies, Inc., in the United States. In January 2016, the Company purchased a distribution company in Brazil to support the application to sell its products in Brazil. In March 2016, the Company purchased a storage and distribution company in Belgium to support its continued growth in Europe. In September 2016, the Company purchased a distribution company in France and established a wholly-owned subsidiary in Switzerland. In November 2017, the Company acquired certain assets from Femiline AB and established its wholly-owned subsidiary in Sweden, Motiva Nordica AB (see Note 11).
Going Concern
During the year ended December 31, 2017, the Company incurred a net loss of $34.9 million and used $32.0 million of cash in operations. At December 31, 2017, the Company had an accumulated deficit of $67.9 million and currently does not expect to experience positive cash flows from operations in the near future. The Company has financed operations to date primarily through private placements of debt and equity securities.
On August 24, 2017 the Company entered into a credit agreement, or the Madryn Credit Agreement, with Madryn Health Partners, LP, or Madryn, as administrative agent, and a syndicate of lenders. The Company initially defaulted on the Madryn Credit Agreement on January 19, 2018 when it failed to put a Qualifying Control Agreement in place for certain bank deposit accounts and subsequently on February 28, 2018 when its investment in its Brazilian subsidiary exceeded the allowable $5.0 million threshold permitted under the Madryn Credit Agreement. As a result, on March 23, 2018 and subsequently on April 30, 2018, the Company entered into a forbearance agreement with the Lenders, where the Lenders agreed to forebear from exercising certain rights and remedies through May 18, 2018 arising from certain disclosure and other technical defaults under the Madryn Credit Agreement, including those mentioned above with respect to our Brazilian subsidiary. Accordingly, as the forbearance agreement does not cover a period exceeding twelve months after the date of these financial statements, the Company recorded the Madryn debt as a current liability on the consolidated balance sheet (see Note 6). Management is working with the Lenders to amend the Madryn Credit Agreement to remove the restrictive covenants that resulted in the technical defaults which would allow the Company to reclassify the arrangement as long-term.
Management expects the Company to continue to incur additional losses in the near and intermediate future because of the Company’s activities. The negative cash flows from operations, lack of financial resources of the Company and classification of Madryn debt as current raise substantial doubt as to the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. Management plans to finance operations through equity or debt financing arrangements; however, if the Company is unable to raise additional funding to meet its working capital needs, if funds are only available at terms unfavorable to the Company, or if management is not able to amend the terms of Madryn Credit Agreement, the Company may be forced to delay or reduce the scope of its capital investment programs and/or limit or cease its operations. The Company will need to raise substantial additional

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

funding in the near term to sustain operations.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which assumes the realization of assets and the settlement of liabilities and commitments in the normal course of business. The consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.
2.     Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The consolidated financial statements include the Company’s accounts and those of its wholly-owned subsidiaries as of December 31, 2017 as follows:

Subsidiary	Incorporation/Acquisition Date
Establishment Labs, S.A. (Costa Rica)	January 18, 2004
Motiva USA, LLC (USA)	February 20, 2014
JAMM Technologies, Inc. (USA)	October 27, 2015
Establishment Labs Produtos par Saude Ltda (Brazil)	January 4, 2016
European Distribution Center Motiva BVBA (Belgium)	March 4, 2016
Motiva Implants France SAS (France)	September 12, 2016
JEN-Vault AG (Switzerland)	November 22, 2016
Motiva Nordica AB (Sweden)	November 2, 2017

All intercompany accounts and transactions have been eliminated in consolidation.
Segments
The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region, for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single reportable and operating segment structure. The Company and its Chief Executive Officer evaluate performance based primarily on revenue in the geographic locations in which the Company operates.
Geographic Concentrations
The Company derives all of its revenues from sales to customers in Europe, the Middle East, Latin America, Australia and Asia, and has not yet received approval to sell its products in the United States.
For the year ended December 31, 2016, South Korea accounted for 12% of total consolidated revenue, on a ship-to destination basis. For the year ended December 31, 2017, no individual country exceeded 10% of consolidated revenue.
The Company’s long-lived assets located in Costa Rica represented the majority of the total long-lived assets as of December 31, 2016 and 2017.
Use of Estimates
The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

accompanying notes. Significant accounting estimates and management judgments reflected in the consolidated financial statements include items such as accounts receivable valuation and allowances, inventory valuation and allowances, valuation of acquired intangible assets, valuation of derivatives, estimation of assets’ useful lives and valuation of deferred income tax assets, including tax valuation allowances. Estimates are based on historical experience, where applicable, and other assumptions believed to be reasonable by management. Actual results may differ from those estimates under different assumptions or conditions.
Concentration of Credit Risk, Other Risks and Uncertainties
Financial instruments that potentially subject the Company to a concentration of credit risk primarily consist of cash, restricted cash and accounts receivable. The majority of the Company’s cash is held at financial institutions in the United States and Costa Rica. The Company has not experienced any losses on its deposits of cash.
All of the Company’s revenue has been derived from sales of its products in international markets, principally Europe, the Middle East, Latin America, Australia and Asia. In the international markets in which the Company participates, the Company uses a combination of distributors to sell its products as well as making direct sales to customers in certain markets. The Company performs ongoing credit evaluations of its distributors and customers, does not require collateral, and maintains allowances for potential credit losses on customer accounts when deemed necessary.
During the year ended December 31, 2016, one customer accounted for 12.0% of the Company’s revenue. During the year ended December 31, 2017, no customers accounted for over 10.0% of the Company’s revenue. One customer accounted for 16.0% of the Company’s accounts receivable balance as of December 31, 2016. No customers accounted for over 10.0% of the Company’s accounts receivable balance as of December 31, 2017. Substantially all of the Company’s revenues are derived from the sale of silicone breast implants under the brand of Motiva Implants.
The Company relies on NuSil Technology, LLC, or NuSil, as the sole supplier of medical-grade silicone used in Motiva Implants as well as other products that are manufactured under contract to other customers. During the year ended December 31, 2016 and 2017, the Company had purchases of $4.9 million or 44.0% of total purchases and $10.2 million or 40.6% of total purchases, respectively, from NuSil, and as of December 31, 2016 and 2017, had an outstanding balance owed to this supplier of $0.7 million and $0.8 million, respectively.
The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, uncertainty of regulatory approval of the Company’s current and potential future products, uncertainty of market acceptance of the Company’s products, competition from substitute products and larger companies, securing and protecting proprietary technology, strategic relationships and dependence on key individuals and sole source suppliers.
Products developed by the Company require clearances from the U.S. Food and Drug Administration or other international regulatory agencies prior to commercial sales. There can be no assurance that the products will receive the necessary clearances. If the Company was denied clearance, clearance was delayed or the Company was unable to maintain its existing clearances, it could have a material adverse impact on the Company.
Cash
The Company’s cash consist of cash maintained in checking and interest bearing accounts. The Company accounts for financial instruments with original maturities of three months or less at the date of purchase as cash equivalents. The Company held no cash equivalents as of December 31, 2016 and 2017.
Restricted Cash
As of December 31, 2016, the restricted cash balance represented a certificate of deposit collateralizing payment of charges related to the Company's corporate credit card and a deposit related to the Company’s operating lease for its new manufacturing facility in Costa Rica. During 2017, the deposit related to the Company’s manufacturing facility was refunded.
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable is stated at invoice value less estimated allowances for returns and doubtful accounts. The Company continually monitors customer payments and maintains an allowance for estimated losses resulting from customers’ inability to make required payments. In evaluating the Company’s ability to collect outstanding receivable balances, the Company considers various factors including the age of the balance, the creditworthiness of the customer, which is

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

assessed based on ongoing credit evaluations and payment history, and the customer’s current financial condition. In cases where there are circumstances that may impair a specific customer’s ability to meet its financial obligations, an allowance is recorded against amounts due, which reduces the net recognized receivable to the amount reasonably believed to be collectible. Historical returns of products have been de minimis and accordingly no allowance for returns was recorded as of December 31, 2016 and 2017.
Inventory and Cost of Revenue
Inventory is stated at the lower of cost to purchase or manufacture the inventory or the net realizable value of such inventory. Cost is determined using the standard cost method which approximates actual costs using the first-in, first-out basis. The Company regularly reviews inventory quantities in consideration of actual loss experiences, projected future demand, and remaining shelf life to record a provision for excess and slow-moving inventory. No inventory allowance has been recorded as of December 31, 2016 and 2017.
The Company recognizes the cost of inventory transferred to the customer in cost of revenue when revenue is recognized.
Shipping and Handling Costs
Shipping and handling costs are expensed as incurred and are included in selling, general and administrative (SG&A) expenses. Shipping and handling costs included in SG&A were $0.6 million and $1.3 million for the year ended December 31, 2016 and 2017, respectively.
Revenue Recognition
The Company recognizes revenue related to sales of products to distributors or directly to customers in markets where it has regulatory approval, net of trade discounts and allowances. The Company recognizes revenue when all of the following criteria are met:
▪persuasive evidence of an arrangement exists;
▪the sales price is fixed or determinable;
▪collection of the relevant receivable is probable at the time of sale; and
▪delivery has occurred or services have been rendered.
The Company recognizes revenue related to the sales of products to distributors at the time of shipment of the product, which represents the point in time when the customer has taken ownership and assumed the risk of loss and the required revenue recognition criteria are satisfied. The Company’s distributors are obligated to pay within specified terms regardless of when or if they sell the products. The Company’s contracts with distributors do not typically contain right of return or price protection and have no post-delivery obligations.
A portion of the Company’s revenue is generated from the sale of consigned inventory maintained at physician, hospital, and clinic locations. For these products, revenue is recognized at the time the Company is notified by the customer that the product has been implanted, not when the consigned products are delivered to the customer’s warehouse.
The Company has a limited warranty to distributors for the shelf life of the product, which is five years from the time of manufacture. Estimated warranty obligations are recorded at the time of sale. The Company also offers a warranty to patients in the event of rupture and a replacement program for capsular contracture events provided certain registration requirements are met. Revenue for extended warranties are recognized ratably over the term of the agreement. To date, these warranty and program costs have been de minimis. The Company will continue to evaluate the warranty reserve policies for adequacy considering claims history.
Deferred revenue primarily consists of payments received in advance of meeting revenue recognition criteria. The Company has received payments from distributors to provide distribution exclusivity within a geographic area, and recognizes deferred revenue on a ratable basis over the term of such contractual distribution relationship. Additionally, the Company has received payments from customers in direct markets prior to surgical implantation, and recognizes deferred revenue at the time the Company is notified by the customer that the product has been implanted. For all arrangements, any revenue that has been deferred and is expected to be recognized beyond one year is classified as long-term deferred revenue and included in “Other liabilities, long term” on the consolidated balance sheets.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

Research and Development
Costs related to research and development activities are expensed as incurred. Research and development, or R&D, costs primarily include personnel costs, materials, clinical expenses, regulatory expenses, product development, consulting services, outside research activities, all of which are directly related to research and development activities.
Selling, General and Administrative Expenses
Selling, general and administrative expenses include sales and marketing costs, payroll and related benefit costs, insurance expenses, shipping and handling costs, legal and professional fees and administrative overhead.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization.
Depreciation of property and equipment is computed using the straight-line method over the assets’ estimated useful lives of five to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the asset or the remaining lease term after factoring expected renewal periods. Upon retirement or disposal of assets, the costs and related accumulated depreciation are eliminated from the accounts and any gain or loss is recognized in operations. Maintenance and repairs are expensed as incurred. Substantially all of the Company’s manufacturing operations and related property and equipment is located in Costa Rica.
Goodwill and Intangible Assets
The Company records the excess of the acquisition purchase price over the net fair value of the tangible and identifiable intangible assets acquired and liabilities assumed as goodwill. In accordance with Accounting Standards Codification, or ASC, 350, Intangibles - Goodwill and Other, the Company tests goodwill for impairment annually during the fourth quarter of each year and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. In connection with the annual impairment test for goodwill, the Company elected the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the Company determines that it was more likely than not that the fair value of the reporting unit is less than its carrying amount, then the impairment test is performed. Consistent with the Company's assessment that it has only one reporting segment, the Company has determined that it has only one reporting unit and tests goodwill for impairment at the entity level using the two-step process required by ASC 350. In the first step, the Company compares the carrying amount of the reporting unit to the fair value of the enterprise. If the fair value of the enterprise exceeds the carrying value, goodwill is not considered impaired and no further testing is required. If the carrying value of the enterprise exceeds the fair value, goodwill is potentially impaired and the second step of the impairment test must be performed. In the second step, the Company compares the implied fair value of the goodwill, as defined by ASC 350, to its carrying amount to determine the impairment loss, if any.
The Company capitalizes certain costs related to intangible assets, such as patents and trademarks and records purchased intangible assets at their respective estimated fair values at the date of acquisition. Purchased finite-lived intangible assets are being amortized using the straight-line method over their remaining estimated useful lives, which range from two to fifteen years. The Company evaluates the remaining useful lives of intangible assets on a periodic basis to determine whether events or circumstances warrant a revision to the remaining estimated amortization period. The Company tests indefinite-lived intangible assets for impairment on at least an annual basis and whenever circumstances suggest the assets may be impaired. If indicators of impairment are present, the Company evaluates the carrying value of the intangible assets in relation to estimates of future undiscounted cash flows. The Company also evaluates the remaining useful life of an indefinite-lived intangible asset to determine whether events and circumstances continue to support an indefinite useful life.
During the years ended December 31, 2016 and 2017, there has been no impairment of goodwill or intangible assets based on the qualitative assessments performed by the Company.
Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been impairment by comparing the anticipated undiscounted future net cash flows to the related asset group’s carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised value, depending on the nature of the asset. There were no

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

impairment charges, or changes in estimated useful lives recorded during the years ended December 31, 2016 and 2017.
Debt and Embedded Derivatives
The Company applies the accounting standards for derivatives and hedging and for distinguishing liabilities from equity when accounting for hybrid contracts. The Company accounts for convertible debt instruments when the Company has determined that the embedded conversion options should not be bifurcated from their host instruments in accordance with ASC 470-20 Debt with Conversion and Other Options. The Company records, when necessary, discounts to notes payable for the intrinsic value of conversion and other options embedded in debt instruments as a beneficial conversion option based upon the differences between the fair value of the underlying shares at the commitment date of the note transaction and the effective conversion price embedded in the note (see Note 6).
The Company uses option pricing valuation models to determine the fair value of embedded derivatives and records any change in fair value as a component of other income or expense in the consolidated statements of operations (see Note 5).
Debt Issuance Costs and Debt Discounts
Costs incurred in connection with the issuance of new debt are capitalized. Capitalizable debt issuance costs paid to third parties and debt discounts paid to creditors, net of amortization, are recorded as a reduction to the long-term debt balance on the consolidated balance sheets. Amortization expense on capitalized debt issuance costs and debt discounts related to loans are calculated using the effective interest method over the term of the loan commitment, and is recorded as interest expense in the consolidated statements of operations.
Share Warrant Liability
The Company has issued freestanding warrants to purchase its ordinary shares in conjunction with certain debt arrangements. Prior to the adoption of ASU 2017-11 I. Accounting for Certain Financial Instruments With Down Round Features and II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests With a Scope Exception ., the Company classified the fair value of these warrants as liabilities due to the existence of certain cash settlement features that were not within the sole control of the Company and/or existence of a variable settlement provision that caused these warrants not to be indexed to the Company’s own shares. At the end of each reporting period, changes in estimated fair value during the period were recorded in the consolidated statements of operations. The Company used the Monte-Carlo valuation model to determine the fair value of the warrants.
As a result of the complex valuation models used to determine the fair value of the warrants, the valuation of this derivative instrument is subjective because the models require the input of highly subjective assumptions, including the share price and expected volatility. Changes in these assumptions can materially affect the fair value estimate and, such impacts can, in turn, result in material non-cash charges or credits in the consolidated statements of operations as other income or expense. The Company will continue to adjust the liability for changes in fair value until the earlier of the expiration of the warrants, the reclassification of the warrants from a liability to equity, or their exercise.
After the adoption of ASU 2017-11, the Company is no longer required to classify the warrants issued as a liability. As a result, the Company recorded an extinguishment of warrant liability upon the adoption of the new guidance in the second quarter of 2017 (see Note 9).
Income Taxes
The Company records income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s consolidated financial statements or income tax returns. In estimating future tax consequences, expected future events, enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.
The Company operates in various tax jurisdictions and is subject to audit by various tax authorities.
The Company records uncertain tax positions based on a two-step process whereby (1) a determination is made as to whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Significant judgment is required in the identification of uncertain tax positions and in the estimation of penalties and interest on uncertain tax positions.
There were no material uncertain tax positions in fiscal 2016 and 2017.
Foreign Currency
The financial statements of the Company’s foreign subsidiaries whose functional currencies are the local currencies are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, stockholders’ equity at the historical rates of exchange, and income and expense amounts at the average exchange rate for the month. Translation adjustments resulting from the translation of the subsidiaries’ accounts are included in “Accumulated other comprehensive income (loss).” Transactions denominated in currencies other than the applicable functional currency are converted to the functional currency at the exchange rate on the transaction date. At period end, monetary assets and liabilities are remeasured to the functional currency using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses resulting from foreign currency transactions are included within “Other income (expense), net.”
Comprehensive Income (Loss)
The Company’s comprehensive income consists of net loss and foreign currency translation adjustments arising from the consolidation of the Company’s foreign subsidiaries.
Deferred Offering Costs
Deferred offering costs, consisting of legal, accounting and other fees and costs relating to the Company’s planned initial public offering, or IPO, are capitalized within “Other non-current assets” on the consolidated balance sheet. The deferred offering costs will be offset against the proceeds received upon the closing of the planned IPO. In the event the planned IPO is terminated, all of the deferred offering costs will be expensed within loss from operations. As of December 31, 2016 and 2017, $1.1 million and $0, respectively, of deferred offering costs were capitalized. Due to a delayed IPO process beyond 90 days, the Company expensed the previously deferred offering costs of $1.6 million during the year ended December 31, 2017.
Share-Based Compensation
The Company measures and recognizes compensation expense for all stock-based awards in accordance with the provisions of ASC 718, Stock Compensation. Stock-based awards granted include stock options and restricted stock awards, or RSAs. Share-based compensation expense for stock options and RSAs granted to employees is measured at the grant date based on the fair value of the awards and is recognized as an expense ratably on a straight-line basis over the requisite service period. The fair value of options to purchase ordinary shares granted to employees is estimated on the grant date using the Black-Scholes option valuation model.
The Company accounts for stock options and RSAs issued to non-employees under ASC 505-50 Equity: Equity-Based Payments to Non-Employees, using the Black-Scholes option valuation model to value stock options. The fair value of such non-employee awards is remeasured at each quarter-end over the vesting period.
The calculation of stock-based compensation expense requires that the Company make assumptions and judgments about the variables used in the Black-Scholes model, including the expected term, expected volatility of the underlying common shares, risk-free interest rate and dividends.
The Company has adopted ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, under which it will recognize forfeitures as they occur rather than applying a prospective forfeiture rate in advance (see Note 10).
Net Income (Loss) Per Share
Basic net income (loss) per ordinary share is calculated by dividing the net income (loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net income (loss) per share is computed by dividing the net income (loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, any shares issuable upon the conversion of convertible notes payable, share warrants and share options and non-vested restricted stock

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

units outstanding under the Company’s equity plan are potentially dilutive securities. Because the Company has reported a net loss in all periods presented, diluted net loss per ordinary share is the same as basic net loss per ordinary share for those periods because including the dilutive securities would be anti-dilutive.
Reclassifications
Certain reclassifications have been made to prior year amounts to conform to the current year presentation. These reclassifications have no impact on the financial position, the results of operations or the cash flows of the Company.
Recent Accounting Standards
The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. The Company intends to take advantage of certain exemptions from various public company reporting requirements including following private company effective dates for new or revised accounting standards.
The following recent accounting pronouncements issued by the Financial Accounting Standards Board, or the FASB, could have a material effect on our financial statements:
Recently Adopted Accounting Standards
In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities From Equity (Topic 480); Derivatives And Hedging (Topic 815): (Part I) Accounting For Certain Financial Instruments With Down Round Features, (Part Ii) Replacement Of The Indefinite Deferral For Mandatorily Redeemable Financial Instruments Of Certain Nonpublic Entities And Certain Mandatorily Redeemable Noncontrolling Interests With A Scope Exception. The standard simplifies the accounting for certain equity-linked financial instruments and embedded features with down round features by no longer requiring entities to consider a down round feature when determining whether a financial instrument is considered indexed to the entity’s own shares and thus can be classified as equity. The guidance must be applied using a full or modified retrospective approach. It is effective for non-public business entities for annual periods beginning after December 15, 2019, and interim periods beginning after December 15, 2020. Early adoption is permitted for financial statements of fiscal years or interim periods that have not yet been issued or that have not yet been made available for issuance. The Company adopted the new guidance in July 2017 on a modified retrospective basis. As a result, certain warrants that were previously classified as a liability due to an existence of down round features became qualified to be classified as equity. The adoption of this standard resulted in $1.0 million reclassification of warrant liability into additional paid in capital as of July 1, 2017.
Recently Issued Accounting Standards
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 provides two methods of retrospective application. The first method would require the Company to apply ASU 2014-09 to each prior reporting period presented. The second method would require the Company to retrospectively apply ASU 2014-09 with the cumulative effect recognized at the date of initial application. ASU 2014-09 is effective for non-public business entities beginning in fiscal 2019 as a result of ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” which was issued by the FASB in August 2015 and extended the original effective date by one year. In 2016, the FASB issued additional updates to the new revenue standard relating to reporting revenue on a gross versus net basis, identifying performance obligations and licensing arrangements, and narrow-scope improvements and practical expedients, respectively. The effective date of this additional update is the same as that of ASU 2014-09. The Company is currently evaluating the impact of adopting the available methodologies of ASU 2014-09 and the related updated revenue recognition guidance upon its financial statements in future reporting periods. The Company has not yet selected a transition method. The Company is in the process of evaluating the new standard against its existing accounting policies, including the timing of revenue recognition, and its contracts with customers to determine the effect the guidance will have on its financial statements and what changes to systems and controls may be warranted.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

principle of whether the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of their classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases today. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective for non-public business entities for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2020.Early adoption is permitted. The Company is currently evaluating the effects, if any, that the adoption of this guidance will have on its consolidated financial statements.
In May 2017, the FASB issued ASU 2017-09, Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting. This ASU provides amendments to the current guidance on determining which changes to the terms and conditions of share-based payment awards require the application of modification accounting. The effects of a modification should be accounted for unless there are no changes between the fair value, vesting conditions, and classification of the modified award and the original award immediately before the original award is modified. ASU 2017-09 is effective for non-public business entities for annual periods, including interim periods within those annual periods, beginning after December 15, 2017, with early adoption permitted. The adoption of this ASU is not expected to have a material impact on the financial statements.
3.    Balance Sheet Accounts
Inventory

	December 31,
	2016	2017
	(in thousands)
Raw materials	$1,276	$1,978
Work in process	754	1,132
Finished goods	2,770	10,063
	$4,800	$13,173

Property and Equipment, Net

	December 31,
	2016	2017
	(in thousands)
Machinery and equipment	$971	$5,473
Vehicles	223	353
Furniture and fixtures	387	2,110
Leasehold improvements	2,591	8,743
Construction in process	10,620	—
Total	14,792	16,679
Less: Accumulated depreciation and amortization	(1,562)	(3,179)
	$13,230	$13,500

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

Depreciation and amortization expense for property and equipment for the years ended December 31, 2016 and 2017 was $0.4 million and $1.6 million, respectively. The Company entered into capital leases relating to equipment and vehicles and recorded the fair value of the lease payments on the initial contract date, and is amortizing the assets over the term of the leases. As of December 31, 2016 and 2017, the gross asset value for capital lease assets was $1.1 million and $1.3 million, respectively. Depreciation expense for assets under capital leases was de minimus for the year ended December 31, 2016 and 2017.
In August 2015, the Company entered into a contract with the Zona Franca Coyol, S.A. to have them build a new manufacturing facility in Costa Rica. The construction of the new 27,900 square foot facility began in November 2015 and was finished during the first quarter of fiscal 2017. The construction costs were paid for by the Company. The Company has an option to purchase the title to the building for approximately $3.5 million and on May 11, 2016 the Company provided notice of the intent to exercise the purchase right and expects the transaction to complete by the end of 2018. Currently, the Company leases the building from Zona Franca Coyol, S.A. for approximately $28 thousand per month.
4.    Goodwill and Other Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisitions of entities accounted for using the acquisition method of accounting are recorded at the estimated fair value of the assets acquired. Purchased intangibles include certain patents and license rights, 510(k) authorization by the U.S. Food and Drug Administration, or FDA, to sell a medical device and other intangible assets.
The Company’s goodwill and most intangibles at December 31, 2017 are the result of acquisitions of certain assets formerly owned by VeriTeQ Corporation in November 2015 and Femiline AB in November 2017 and business acquisitions of Establishment Labs Brasil Productos para Saude Ltda. in January 2016, European Distribution Center Motiva BVBA in March 2016 and Motiva Implants France in September 2016 (see Note 11). Finite-lived intangibles are amortized over their estimated useful lives based on expected future benefit.
In addition to the intangibles acquired, the Company capitalized certain patent and license rights as identified intangibles based on patent and license rights agreements entered into over the past several years. Additionally, the Company capitalized certain software development costs associated with its development of a manufacturing software module, which the Company began amortizing in fiscal 2017 upon implementation of the software.
The changes in the carrying amount of goodwill during the year ended December 31, 2017 were as follows:

	Balance as of January 1, 2017	Additions	Accumulated Impairment Losses	Balance as of December 31, 2017
	(in thousands)
Goodwill	$255	$210	$—	$465

Only goodwill related to the 2017 acquisition is deductible for tax purposes (see Note 11).

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

The carrying amounts of intangible assets as of December 31, 2016 were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Estimated Useful Lives
	(in thousands)			(in years)
Patents and license rights	$1,315	$(178)	$1,137	7-12
510(k) authorization	567	(43)	524	15
Developed technology	62	(22)	40	10
Other	17	(8)	9	2-3
Capitalized patents and license rights not yet amortized	291	—	291
Capitalized software development costs not yet amortized	98	—	98
Total intangible assets, net	$2,350	$(251)	$2,099

The carrying amounts of intangible assets as of December 31, 2017 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Estimated Useful Lives
	(in thousands)			(in years)
Patents and license rights	$1,635	$(361)	$1,274	7-12
Customer relationships	1,304	(40)	1,264	10
510(k) authorization	567	(80)	487	15
Developed technology	62	(28)	34	10
Capitalized software development costs	98	(49)	49	2
Other	17	(15)	2	2-3
Capitalized patents and license rights not yet amortized	291	—	291
Total intangible assets, net	$3,974	$(573)	$3,401

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

The amortization expense associated with intangible assets was $0.2 million and $0.3 million for the years ended December 31, 2016 and 2017, respectively, all of which was recorded in cost of revenue.
As of December 31, 2017, the amortization expense related to identifiable intangible assets, with definite useful lives, in future periods is expected to be as follows:

Years Ending December 31,	(in thousands)
2018	$608
2019	551
2020	551
2021	511
2022	215
Thereafter	674
Total	$3,110

The Company evaluates the recoverability of goodwill and indefinite-lived intangible assets annually and whenever events or changes in circumstances indicate to us that the carrying amount may not be recoverable. We completed the required impairment review at the end of fiscal 2016 and 2017 and concluded that there were no impairments.
5.     Fair Value Measurements
The carrying value of the Company’s cash, restricted cash, accounts receivable, accounts payable and short-term notes payable approximate fair value due to the short-term nature of these items. Based on the borrowing rates available to the Company for debt with similar terms and consideration of default and credit risk, the carrying value of the related-party notes payable approximates its fair value. Warrants and put and call options that qualify for liability treatment are carried at fair value and re-measured at each reporting period.
Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.
The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

▪	Level I Unadjusted quoted prices in active markets for identical assets or liabilities;

▪
Level II    Inputs other than quoted prices included within Level I that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

▪	Level III Unobservable inputs that are supported by little or no market activity for the related assets or liabilities.
The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy at December 31:

	2016
	Total	Level 1	Level 2	Level 3
	(in thousands)
Liabilities
EDC put option liability	$36	$—	$—	$36
CPH put option liability	941	—	—	941
Perceptive put option liability	1,165	—	—	1,165
Warrant liability	3,983	—	—	3,983
	$6,125	$—	$—	$6,125

	2017
	Total	Level 1	Level 2	Level 3
	(in thousands)
Liabilities
Madryn put option liability	$20,302	$—	$—	$20,302
Madryn call option liability	360	—	—	360
Acquisition-related contingent consideration	964	—	—	$964
	$21,626	$—	$—	$21,626

The fair value measurement of the put and call option liabilities, the warrant liability and contingent consideration related to the business acquisition completed in fiscal 2017 is based on significant inputs not observed in the market and thus represents a Level 3 measurement.
At December 31, 2016, the Company estimated the fair value of the warrant liability using a Black-Scholes valuation model. Key assumptions including the probabilities of settlement scenarios, enterprise value, time to liquidity, risk-free interest rates and volatility. The term was based on the remaining contractual term on the measurement date. The risk-free interest rates used in the model were based on U.S. Treasury bill rates for securities equal to the remaining term on the measurement date. The volatility was based on an index of peer companies with a term equal to the remaining term on the measurement date. The expected dividend assumption is based on the Company’s expectation that it will not declare dividends for the foreseeable future.
The liability to issue shares to EDC Motiva BVBA was based on the fair market value of the 18,000 ordinary shares that were required to be issued in connection with the EDC acquisition on each measurement date, which was determined to be $5.50 per share as of March 10, 2016 based on a valuation of the enterprise determined using a discounted cash flow methodology. The Company issued the 18,000 shares to the former shareholder in September 2015, and accordingly, the balance of the liability to issue shares to EDC was zero as of December 31, 2016. The EDC put option liability to sell those same 18,000 shares back to the Company in July 2017 was valued using a probability weighted Black-Scholes model, which determined the fair value of the shares to be $4.11 and $8.28 per share as of March 10, 2016 and December 31, 2016, respectively.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

The Company used the following assumptions to value the EDC put option:
Put Option Liability (EDC)

December 31, 2016
Volatility	32%
Risk-free interest rate	0.85%
Term (in years)	0.54
Dividend yield	—%

The CPH TU, LP, or CPH, put option liability was calculated using a Monte-Carlo simulation model using subjective assumptions based on the remaining term until the maturity date, including a risk-free rate of 10%, as well as the probability of the put option being exercised prior to the maturity date. The Perceptive put option liability was calculated using a Monte-Carlo simulation model using subjective assumptions based on the remaining term until the maturity date, including a risk-free rate of 10%, as well as the probability of the put option being exercised prior to the maturity date.
The Company estimated the fair value of the Perceptive put option and the Perceptive warrant liability using a Monte-Carlo simulation model. Key assumptions using a Monte-Carlo simulation model include the probabilities of settlement scenarios, enterprise value, time to liquidity, risk-free interest rates and volatility. The estimates of fair value for these instruments are based, in part, on subjective assumptions and could differ materially in the future. Generally, increases or decreases in the fair value of the underlying share would result in a directionally similar impact in the fair value measurement of these liabilities.
In August, 2017 the Company entered into a credit agreement, or the Madryn Credit Agreement, with Madryn Health Partners, LP, or Madryn, as administrative agent, and a syndicate of lenders (see Note 6). The Company determined that the Madryn Credit Agreement contained put options related to early redemption mandatory prepayment terms in case of change in control or an event of default and a call option related to voluntary repayment option. The Company valued these put options and the call option and allocated a fair value of $15.1 million for these identified embedded derivatives as a debt discount on the original commitment date. An additional $5.0 million debt discount was recorded on respective borrowing dates when the Company met the required milestones and borrowed an additional $10.0 million in the fourth quarter of fiscal 2017. The Company revalued the options as of each reporting period, and recorded the change in the fair value in the consolidated statement of operations as other income or expense.
Valuation of the embedded derivatives is complex and requires interest rate simulation, estimating the resultant bond valuation and the resultant pay-off to the option holder. The Company estimated the fair value of the embedded redemption options using the Binomial Lattice Model which is based on generalized binomial option pricing formula. The Binomial Option Pricing Model allows for the possibility of exercise before the end of the option’s life and considers future interest rates, volatility and other data with regards to the Company’s credit rating and credit spread.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

The Company used the following assumptions to value Madryn derivatives:
Put Option Liability (Madryn)

	On Issuance Date (August 24, 2017)	December 31, 2017
Interest rate volatility	21.00%	21.00%
Market yield rate	12.00%	12.50%
Term (in years)	5.85	5.50
Dividend yield	—%	—%

Call Option Liability (Madryn)

	On Issuance Date (August 24, 2017)	December 31, 2017
Interest rate volatility	21.00%	21.00%
Market yield rate	12.00%	12.50%
Term (in years)	5.85	5.50
Dividend yield	—%	—%

On November 17, 2017, the Company and Femiline AB and Johan Anderson, or the Seller, entered into an agreement to purchase certain assets from the Seller. The assets purchased included all existing inventory previously sold by the Company to the Seller, all customer relationships and a covenant not to compete. The aggregate purchase price for the assets purchased was 100,000 Class A Ordinary shares of the Company, contingently issuable upon achievement of specific milestones. Based on the valuation of the Company’s shares performed by a valuation specialist, the contingently issuable shares had an aggregate value of $1.0 million calculated as a product of contingently issuable shares and estimated fair value per share (see Note 11). As the ordinary shares are not publicly traded, the Company must estimate their fair value. The fair value of ordinary shares was determined on a periodic basis by the Company’s Board of Directors, with the assistance of an independent third-party valuation firm.
In order to assess the fair value of our ordinary stock, our business enterprise value, or BEV, is determined and then allocated to each element of our capital structure (ordinary shares, warrants and options). Our BEV is estimated using the income approach and the market approach. The discounted cash flow method, or DCF, estimates the enterprise value based on the estimated present value of future net cash flows the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. The estimated present value is calculated using a discount rate known as the weighted average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business. Under the market approach, the enterprise value is based on the multiples of comparable companies and transactions. The BEV is allocated using probability-weighted expected return method, or PWERM, which estimates the fair value of common shares based on an analysis of future values for the enterprise assuming various future outcomes.
As of December 31, 2017, the short term and long term portions of contingent consideration liability is included in “Other liabilities, short term” and “Other liabilities, long term”, respectively.
The estimates are based, in part, on subjective assumptions and could differ materially in the future.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

During the periods presented, the Company has not changed the manner in which it values liabilities that are measured at fair value using Level 3 inputs. The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the hierarchy during the years ended December 31, 2016 or December 31, 2017.
The fair value of the debt conversion feature liability includes the estimated volatility and risk free rate.  The higher/lower the estimated volatility, the higher/lower the value of the debt conversion feature liability. The higher/lower the risk free interest rate, the higher/lower the value of the debt conversion feature liability.
The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial instruments as follows:

	Liability to Issue Shares (Magna)	Liability to Issue Shares (EDC)	Put Option Liability (Magna)	Put Option Liability (EDC)	Call Option Liability (CPH)	Put Option Liability (CPH)	Warrant Liability	Put Option Liability (Perceptive)	Acquisition-related Contingent Consideration	Put Option Liability (Madryn)	Call Option Liability (Madryn)
	(in thousands)
Balance at January 1, 2016	$696	$—	$393	$—	$21	$95	$1,357	$—	$—	$—	$—
Issuance of financial instruments	—	99	—	74	—	126	2,645	1,138	—	—	—
Change in fair value	21	(13)	(5)	(38)	(21)	815	1,802	27	—	—	—
De-recognition during period	(717)	(86)	(388)	—	—	(95)	(1,821)	—	—	—	—
Balance at December 31, 2016	—	—	—	36	—	941	3,983	1,165	—	—	—
Issuance of financial instruments	—	—	—	—	—	—	—	—	964	20,044	83
Change in fair value	—	—	—	(36)	—	1,702	4,035	(200)	—	258	277
Repurchase of warrants	—	—	—	—	—	—	(7,060)	—	—	—	—
De-recognition during period	—	—	—	—	—	(2,643)	(958)	(965)	—	—	—
Balance at December 31, 2017	$—	$—	$—	$—	$—	$—	$—	$—	$964	$20,302	$360

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

6.    Debt
Notes Payable Related Party
In August 2015, the Company entered into agreements with all of the Class Z redeemable convertible preferred shareholders to exchange their outstanding shares and accumulated dividends for notes payable with a principal balance of $4.2 million. Per the original agreement, the notes bear interest at a simple rate of 7% per annum with the interest payments due annually starting March 30, 2017 and a note maturity date of March 31, 2020. Annual payments are due based on achievement of certain annual sales milestones beginning in March 2017. In March, 2017, the Company modified the agreement to defer the interest payments for an additional period, which will be thirty days after the Company successfully completes its planned IPO. Upon the effectiveness of an IPO, the notes will become due and payable in full. During the years ended December 31, 2016 and December 31, 2017, the Company recorded interest expense of $0.3 million and $0.3 million, respectively, to accrue for interest due on the notes. The Company recorded notes payable related party on the balance sheet as follows:

	December 31, 2016	December 31, 2017
	(in thousands)
Principal	$4,218	$4,218
Accrued interest	408	703
Total principal and accrued interest at end of period	$4,626	$4,921

Related Party Convertible Notes Payable
In August 2015, the Company entered into a Note and Warrant Purchase Agreement, or the Note Agreement or the Notes, with CPH, a primary shareholder, to borrow up to $15.0 million. The Notes issued pursuant to the agreement bore interest at a simple rate of 10% per annum.
In January and July 2016, the Company amended the Note Agreement to increase the aggregate borrowing limit to $18.0 million and $19.8 million, respectively. In September 2016, the Company entered into an amended agreement with CPH to terminate the warrants originally issued in connection with the Notes, fix the conversion rate, and extend the maturity date.
Unless the Notes were converted by their terms, the Notes would have matured on the “deemed repayment date,” which means the earlier of (i) the repayment date; (ii) the consummation of a “liquidity event”, which includes an IPO, sale of all or substantially all of the Company’s assets, and certain transactions whereby more than 50% of the Company’s equity interests are sold or transferred; or (iii) the date on which the maturity of the obligations under the Notes has been accelerated by CPH after the occurrence of an event of default, provided, however, in no event may the Notes mature prior to payment in full of the Perceptive Credit Holdings, L.P., first lien obligations, or due to an event under parts (i) or (ii) above prior to March 16, 2020.
The Notes contained usual and customary events of default upon the occurrence of certain events, such as nonpayment of amounts due under the credit agreement, violation of the restrictive covenants, violation of other contractual provisions, or a material adverse change in its business. The Notes also contained cross default provisions such that if the Company is in default under other credit agreements such that the principal amounts of those agreements can be accelerated, the Notes may also be determined to be in default. The Notes included customary administrative covenants, including a prohibition on declaring dividends, and includes certain financial maintenance and operating related covenants.
As of December 31, 2016, the Company did not meet certain financial covenants under the Perceptive credit agreement and, as such, recorded the Perceptive debt as a current liability on the consolidated balance sheet. Further, due to the cross default provisions present in the CPH debt, the Company also classified the CPH Related Party Convertible Notes as current on the consolidated balance sheet as of December 31, 2016.
The first closing of $10.0 million occurred in August 2015, the second closing of $3.0 million occurred in January

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

2016, the third closing of $5.0 million occurred in March 2016 and the fourth closing of $1.8 million occurred in July 2016. At December 31, 2016, accrued interest for these Notes totaled $4.4 million. In September 2016, the Company and CPH entered into an amendment to the Note Agreement under which the outstanding principal and interest became convertible into ordinary shares at the option of CPH at any time based on a fixed ratio of $3.99 per share for the outstanding principal and $4.9143 per share for the outstanding interest. The Company determined the fair value of the conversion option to be $0.5 million, which was recorded as a debt discount to the Notes and within additional paid-in capital. The Company determined that the conversion option did not meet the definition of a derivative and accordingly it was not bifurcated. The debt discount was being amortized over the term of the Notes. The discount to Notes for the intrinsic value of conversion options embedded in the debt instrument was based upon the differences between the fair value of the underlying ordinary shares at the commitment date of the note transaction and the effective conversion price embedded in the Note.
In connection with the Notes, the Company issued warrants for the purchase of ordinary shares to CPH and to Rockport Ventures, the placement agent. The estimated fair value of the warrants issued in August 2015 was determined to be $1.1 million, which was recorded as a debt discount and was being amortized using the effective interest rate method over the term of the Notes (see Note 9).
In August 2015, the first tranche of the Note financing was completed for $10.0 million, with a future close of $5.0 million to be completed within 180 days. The right to participate in a future closing is a liability-classified call option tranche liability, which was determined to be a freestanding financial instrument because they are freely transferable and separately exercisable. The Company determined the fair value of this call option was $24,000, which was recorded as a debt discount to the Notes. At the end of each reporting period, the Company has determined the fair value of the future tranche liability, and recorded any changes in fair value in the consolidated statement of operations as other income or expense. At the expiration of the option period on March 31, 2016 when the final tranche was funded, the Company recorded the change in fair value, and de-recognized the tranche liability upon closing.
The Company also determined that the Note Agreement contained several put options related to liquidity events or an event of default. The Company valued these put options, and allocated the fair value of $0.1 million for these identified embedded derivatives as a debt discount on the original commitment date in August 2015. The Company revalued the put options as of each reporting period, and recorded the change in the fair value in the consolidated statement of operations as other income or expense (see Note 5). The Company also incurred legal expenses of $0.1 million, which were recorded as a debt discount and were being amortized over the term of the Notes.
January 2016 Amendment
In January 2016, the Company entered into an amended Note Agreement to borrow an additional $3.0 million. In accordance with ASC 470-50 Debt: Modifications and Extinguishments, the Company has determined that the increase in the borrowing limit represented a substantial change to the debt agreement resulting in an extinguishment of the original debt agreement. Accordingly, the Company has derecognized the unamortized debt discount of $2.1 million outstanding as of December 31, 2015. Because the Notes were entered into with a related party, the Company has recorded the extinguishment as a capital transaction, and has recorded the derecognized amounts in equity in the consolidated balance sheet during the first quarter of fiscal 2016.
At the time of the $3.0 million tranche closing in January 2016, the Company issued new warrants to the debt holders. The estimated fair value of the warrants issued in January 2016 was determined to be $0.4 million, which was recorded as a debt discount and amortized over the term of the Notes. After allocating $0.4 million to the warrants, the Company determined the fair value of the conversion option to be $1.2 million, which was recorded as a debt discount to the Notes and within additional paid-in capital. The debt discount was being amortized over the term of the Notes using the effective interest method.
At the time of the $5.0 million tranche closing in March 2016, the Company issued new warrants to the debt holders and the placement agent. The estimated fair value of the warrants issued in March 2016 was determined to be $0.8 million, which was recorded as a debt discount and amortized over the term of the Notes. After allocating $0.8 million to the warrants, the Company determined the fair value of the conversion option to be $0.8 million, which was recorded as a debt discount to the Notes and within additional paid-in capital. The debt discount was being amortized over the term of the Notes using the effective interest method.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

In connection with the note agreement, the Company paid Rockport Ventures a cash placement fee of 6% of the principal amount borrowed, up to $15.0 million in principal. In conjunction with the first closing in August 2015, the Company paid Rockport Ventures $0.6 million. These fees were recorded as a debt discount, which was being amortized over the debt repayment period.
During the year ended December 31, 2016 and December 31, 2017, the Company recorded amortization of $1.5 million and $2.6 million, respectively, of debt discount related to the Note Agreement with CPH in the consolidated statement of operations as interest expense.
July 2016 Amendment
In July 2016, the Company entered into an amended Note Agreement to borrow an additional $1.8 million. In accordance with ASC 470-50, the Company determined that the increase in the borrowing limit represented a substantial change to the debt agreement resulting in an extinguishment of the original debt agreement. Accordingly, the Company has derecognized the unamortized debt discount of $2.9 million outstanding as of the amendment date. Because the Notes were entered into with a related party, the Company recorded the extinguishment as a capital transaction, and recorded the derecognized amounts in equity in the consolidated balance sheet during the third quarter of 2016. At the time of the amendment, the Company evaluated the Notes to determine if there was a beneficial conversion feature, and determined the fair value of the conversion option to be $0.6 million, which was recorded as a debt discount to the Notes and within additional paid-in capital. The debt discount was being amortized using the effective interest method over the term of the Notes.
September 2016 Amendment
In September 2016, the Company and CPH entered into an amendment to the Note Agreement to terminate the warrants originally issued in connection with the Notes and fix the conversion rate on the principal amounts outstanding to a price of $3.99 per share and the interest at $4.9143 per share, and extended the maturity date of the notes to March 2020. In accordance with ASC 470-50, the Company determined that change to the conversion ratio and the termination of the warrants represented a substantial change to the debt agreement resulting in an extinguishment of the original debt agreement. Accordingly, the Company extinguished the $1.8 million warrant liability on the date of termination, as well as the outstanding unamortized debt discount of $0.5 million. Because the transaction was a related party, the Company recorded the extinguishment as a capital transaction and recorded the amounts in equity in the consolidated balance sheet during the third quarter of fiscal 2016.
During the year ended December 31, 2016, the Company recorded a total of $5.5 million in extinguishment of debt discounts related to various amendments of the Note Agreement, as described above. The Company recorded the Notes as a “Related party convertible notes payable, including accrued interest” on the balance sheet as follows:

December 31, 2016
(in thousands)
Principal	$19,840
Accrued interest	4,408
Total principal and accrued interest	24,248
Net debt discount	(2,940)
Net carrying value of convertible notes payable, including accrued interest	$21,308

August 2017 Conversion
On August 24, 2017, CPH elected to convert the principal and the accrued interest outstanding under the Notes into 5,869,417 shares of the Company’s Class B ordinary shares. The related beneficial conversion feature liability was amortized into non-cash interest expense while the CPH put option liability expired upon the conversion of the notes.
There is no outstanding balance under the Notes as of December 31, 2017.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

Perceptive Debt
In September 2016, the Company entered into a credit agreement and guaranty with Perceptive Credit Holdings, LP., or Perceptive. The note bore interest of 11% per annum, plus the greater of (i) 1% or (ii) the one-month LIBOR rate, and required no payment of principal for the first twelve months after the closing date. Thereafter, the Company was responsible for making monthly principal payments of $0.2 million plus accrued interest through the maturity date of September 28, 2019. If the Company prepayed the borrowings prior to the maturity date, it would have been responsible for paying a prepayment premium of 5% if the prepayment occurs within 12 months of the initial borrowing date, and 3% if the prepayment occurs after the first anniversary through the stated maturity date.
In connection with this credit agreement, the Company borrowed $15.0 million, and issued fully-vested warrants to purchase 566,500 ordinary shares, which were exercisable for a period of five years. In the event the Company completed a qualified IPO on or before July 31, 2017, the exercise price of the warrants would have been automatically adjusted to equal 50% of the per-share price of the common shares sold in the offering. If the warrant holder exercises the warrant prior to July 31, 2017, the exercise price shall be $3.99 per share. If an IPO had not been completed by July 31, 2017, the exercise price would become $0.01 per share. The initial public offering was not completed by July 31, 2017, and therefore the exercise price became $0.01 per share on August 1, 2017.
If the Company was in default on the warrant agreement, the Company would have been been obligated to redeem the warrant shares based on the average fair market value of the warrant shares for the preceding 15 days prior to the event of default. The Company classified the fair value of these warrants as liabilities on the consolidated balance sheet because of a variable settlement provision that cause them to not be indexed to the Company’s own shares. At the end of each reporting period, changes in estimated fair value during the period were recorded in the consolidated statements of operations as other income or expense. The Company uses the a Monte-Carlo valuation model to determine the fair value of the warrants, which it determined to be $1.5 million on the grant date. The Company also determined that the credit agreement contained an embedded derivative put option in the case of a liquidity event, which has been recorded as a $1.1 million debt discount on the commitment date. The debt discounts were amortized using the effective interest method over the term of the credit agreement. During the year ended December 31, 2016, the Company recorded amortization of $0.3 million of debt discount in the consolidated statement of operations as interest expense.
In connection with the signing of the credit agreement, the Company paid a nonrefundable upfront fee of $0.2 million.
The agreement contained usual and customary events of default upon the occurrence of certain events, such as nonpayment of amounts due under the credit agreement, violation of the restrictive covenants, violation of other contractual provisions, or a material adverse change in its business. The agreement included customary administrative covenants, including a prohibition on declaring dividends, and included certain financial maintenance and operating related covenants. As of December 31, 2016, the Company did not meet certain financial covenants, and obtained a waiver from Perceptive through February 10, 2017 (the date of the waiver and first amendment). Subsequent to February 10, 2017, the Company continued to be in default with the Perceptive debt. Accordingly, as of December 31, 2016, the Company has recorded the Perceptive debt as a current liability on the consolidated balance sheet. Under a condition of default, the interest rate on the credit agreement would have been increased from 11% per annum to 15% per annum during the period in which the Company were in default.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

The Company has recorded Perceptive debt on the balance sheet as follows:

December 31, 2016
(in thousands)
Principal	$15,000
Accrued interest	—
Total principal and accrued interest at end of period	15,000
Net unamortized debt discount	(2,985)
Net carrying value of Perceptive debt	$12,015

In February 2017, the Company amended the credit agreement and guaranty with Perceptive in order to (1) remove the requirement to repay 30% of the Net Cash Proceeds (as defined in the credit agreement and guaranty) if the Company’s IPO secured gross proceeds of $40 million or more, (2) waive any defaults in effect up to and including the date of the amendment and (3) certain other changes. The Company received a waiver of any default condition from Perceptive through February 10, 2017.
In August 2017, the obligations due under the credit agreement were fully repaid. The related Perceptive put option liability was extinguished upon the repayment date. The Company repurchased 358,783 warrants for $4.7 million of which $2.3 million is still outstanding as of December 31, 2017. The outstanding amount is due to be paid August 1, 2019 and is included in “Other liabilities, long-term”.
In August 2017, the Company also entered into an Assignment Agreement with Madryn and Perceptive in connection with the repayment of the principal outstanding under the Perceptive credit agreement. Under this agreement, Perceptive assigned to Madryn 207,716 warrants with an exercise price of $0.01 in exchange for $2.4 million. Madryn paid this amount directly to Perceptive and was issued 207,716 shares of Series B ordinary stock by the Company on August 24, 2017 with a deemed fair value of $11.55 per share upon the exercise of the warrants.
Notes Payable, Short-term
In December 2016, the Company entered into a note agreement to borrow $0.2 million from executive officer of the Company, this note remained outstanding as of December 31, 2016. The balance was repaid in 2017.
In January 2017, the Company issued secured promissory notes to Mr. Chacon Quiros, the Company’s Chief Executive Officer and director, and to Crown Predator Holdings, LLC, a related party, in an aggregate principal amount of $1.2 million under existing note purchase, security and pledge agreements. These promissory notes were repaid by the Company in January 2017 and April 2017.
In April 2017, the Company entered into a revolving credit agreement with Banco Davivenda Costa Rica S.A. in an aggregate principal amount of $2.0 million to be used for the purchase of raw materials and components. The Company closed this facility in the second quarter of 2017 and does not have any outstanding balance on this facility as of December 31, 2017.
Liability to Repurchase Shares
In September 2016, the Company entered into a share repurchase agreement with Global Silicone SRL for the repurchase of 813,140 ordinary shares of the Company owned by Global Silicone SRL in exchange for $3.7 million. The Company has recorded the liability of $3.7 million as of September 30, 2016 on the consolidated balance sheet upon the return of the share certificate to the Company. In October 2016, the Company paid $2.0 million to Global Silicone to repurchase 440,040 shares. As of December 31, 2016, the Company recorded a liability of $1.7 million for the remaining obligation to repurchase the remaining 373,100 shares, which was paid in April 2017. Upon repurchase, the shares were classified as treasury shares and are considered issued but not outstanding.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

Madryn Debt
On August 24, 2017 the Company entered into a credit agreement, or the Madryn Credit Agreement, with Madryn Health Partners, LP, or Madryn, as administrative agent, and a syndicate of lenders. The Madryn Credit Agreement provides for a credit facility for a maximum principal amount of $55.0 million, $30.0 million (Term A) of which became available upon signing. The final maturity date under the Madryn Credit Agreement is June 30, 2023.
The availability of the additional Term B and Term C commitments under the Madryn Credit Agreement, which are for an aggregate principal amount of up to $25 million, are subject to the Company achieving certain revenue milestones. The Company met some of these milestones and borrowed an additional $5.0 million (Term B-1) on October 31, 2017 and $5.0 million (Term B-2) on December 15, 2017 bringing up the total outstanding principal balance to $40.0 million as of December 31, 2017. An additional $5.0 million (Term B-3) and $10.0 million (Term C) may become available on March 29, 2018 and June 30, 2020, respectively, if the required milestones for each tranche are achieved. The Company has not yet met the required milestones for the Term B-3 or Term C tranche as of the date of the issuance of these financial statements. The availability of each tranche is also conditioned on the Company having advanced the maximum loan amount under each prior tranche.
In connection with the Madryn Credit Agreement, the Company and certain of its subsidiaries, granted a security interest in substantially all of the property of the Company and certain of its subsidiaries, including, without limitation, intellectual property, and pledges of certain stock of the Brazilian subsidiary and the Belgian subsidiary, subject to certain excluded collateral exceptions.
Borrowings under the Madryn Credit Agreement bear interest at a rate equal to 3-month LIBOR plus 11.0% per annum provided that no default has occurred. In an event of a default, the interest would increase by an additional 4% per annum. The Company incurred $1.4 million in interest expense in connection with Madryn Credit Agreement in fiscal 2017. No principal payments are due until 2021. Eight quarterly payments of 12.5% of the principal amounts borrowed under each tranche are due beginning September 30, 2021 and each quarter end through and including June 30, 2023.
The Company also determined that the Madryn Credit Agreement contained put options which are mandatory repayment provisions related to liquidity events or an event of default and a call option related to voluntary repayment option. The Company valued these put options and the call option, and allocated a fair value of $15.1 million for these identified embedded derivatives as a debt discount on the original commitment date in August 2017. An additional $5.0 million debt discount was recorded on respective borrowing dates when the Company met the required milestones and borrowed an additional $10.0 million in the fourth quarter of fiscal 2017. The Company revalues the options as of each reporting period, and records the change in the fair value in the consolidated statement of operations as other income or expense (see Note 5). The Company also incurred legal expenses of $1.3 million, which were recorded as a debt discount and are being amortized over the term of the Madryn Credit Agreement.
The Madryn Credit Agreement contains customary affirmative and negative covenants, including, but not limited to, restrictions on the ability to incur additional indebtedness, create liens, make certain investments, make restricted payments, enter into or undertake certain liquidations, mergers, consolidations or acquisitions and dispose of assets or subsidiaries. In addition, the Madryn Credit Agreement requires the Company to maintain minimum revenues and liquidity.
In January 2018, management made an assessment that the Company would likely default on the Madryn Credit Agreement due to its investment in our Brazilian subsidiary approaching the $5.0 million limit. The Company informed Madryn and the syndicate of lenders, or the Lenders, of the potential technical default event and started the process to obtain a forbearance agreement. The Company initially defaulted on the Madryn Credit Agreement on January 19, 2018 when it failed to put a Qualifying Control Agreement in place for certain bank deposit accounts and subsequently on February 28, 2018 when its investment in its Brazilian subsidiary exceeded the allowable $5.0 million threshold permitted under the Madryn Credit Agreement. As a result, on March 23, 2018 and subsequently on April 30, 2018, the Company entered into a forbearance agreement with the Lenders, where the Lenders agreed to forebear from exercising certain rights and remedies through May 18, 2018 arising from certain disclosure and other technical defaults under the Madryn Credit Agreement, including those mentioned above with respect to our Brazilian subsidiary. In accordance with certain cure rights under the Madryn Credit Agreement and the forbearance agreement terms, the Company will use its best efforts to raise no less than $20.0 million of cash proceeds from equity issuances.  Furthermore, the forbearance agreement permits the limit of the amount of investment in the Brazilian subsidiary not to exceed an additional

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

$5.0 million, and maintain the liquidity in accounts for which Madryn received a qualifying control agreement of no less than $2.0 million, while the Company provides periodic reports on all investments in the Brazilian subsidiary. The forbearance agreement also forbears the lenders from exercising certain rights and remedies in the event of our failure to provide the report and opinion of an independent certified public accountant free from any “going concern” qualifications for the fiscal year ended December 31, 2017.
Accordingly, the Company recorded the Madryn debt as a current liability on the consolidated balance sheet. As of December 31, 2017, the Company recorded Madryn debt on the balance sheet as follows:

December 31, 2017
(in thousands)
Principal	$40,000
Accrued interest	—
Total principal and accrued interest at end of period	40,000
Net unamortized debt discount and issuance costs	(20,833)
Net carrying value of Madryn debt	$19,167

Concurrently, the Company also granted Madryn the right to purchase up to 357,143 shares of Series F ordinary stock for $5.0 million at the lower of $14.00 per share or 85% of the next offering. Madryn purchased the shares in multiple closings in August and October 2017 (see Note 8).
In addition, the Company granted Madryn the right to purchase up to $2.0 million of shares issued by the Company in the next succeeding eligible equity investment in the Company. Under this agreement, to the extent the Company redeems or repurchases any shares from any holder, the Company shall offer to resell one half of the repurchased shares to Madryn at the same price paid by the Company to purchase or retire the shares. To the extent Madryn elects to purchase the repurchased shares, the amount paid by Madryn shall reduce the amount of investment available in the next eligible equity investment. The Company has not repurchased shares since August 2017.
7.    Commitments and Contingencies
Operating Leases
We lease certain facilities under various operating leases. Most of the lease agreements provide us with the option of renewing our leases at the end of the initial lease term, at fair market rates. In most cases, we expect that in the normal course of business, facility leases will be renewed or replaced by other leases.
Rent expense for the years ended December 31, 2016 and December 31, 2017 was $0.1 million and $0.8 million, respectively.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

Future minimum lease payments under the operating leases as of December 31, 2017 are as follows:

Years Ending December 31,	Operating Leases
(in thousands)
2018	$738
2019	610
2020	580
2021	503
2022	524
Thereafter	2,056
$5,011

Capital Leases
The Company entered into capital leases relating to software, equipment and vehicles. The lease periods are from one to seven years from the inception date. The repayments are made monthly with an interest rate ranging from 4% to 7% per year. Future minimum lease payments under the capital leases as of December 31, 2017 are as follows:

Years Ending December 31,	Capital Leases
(in thousands)
2018	$335
2019	319
2020	227
2021	132
2022	34
Thereafter	—
1,047
Interest included in the above payments	(133)
Amount payable without interest	914
Short term minimum capital lease payments (included in accrued liabilities)	315
Long term minimum capital lease payments	$599

Contingencies
From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. There have been no contingent liabilities requiring accrual or disclosure at December 31, 2016 and December 31, 2017.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

Indemnification
The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third-party with respect to the Company’s technology. The term of these indemnification agreements is generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future, but have not yet been made.
The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual.
The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements. No liability associated with such indemnifications has been recorded to date.
8.    Shareholders’ Equity (Deficit)
General
In October 2016, the Company filed amended and restated memorandum of association and articles of association (“Articles”) to increase the authorized shares of the Company. Under the Articles in effect as of December 31, 2016, the Company had authorized 84,050,000 common shares with a par value of $1.00 per share, 14,295,922 Class A ordinary shares with a par value of $1.00 per share, 1,646,714 Class B ordinary shares with a par value of $1.00 per share, and 7,364 Class Z redeemable convertible preferred shares with a par value of $500.00 per share.
In 2017, the Company filed amended and restated Articles several times to increase the authorized shares. Under the Articles in effect as of December 31, 2017, the Company had authorized 84,050,000 common shares with a par value of $1.00 per share, 13,482,782 Class A ordinary shares with a par value of $1.00 per share, 7,723,848 Class B ordinary shares with a par value of $1.00 per share, 96,301 Class C ordinary shares with no par value, 1,539,359 Class D ordinary shares with no par value, 323,366 Class E ordinary shares with no par value and 357,143 Class F ordinary shares with no par value.
Common Shares
No common shares have been issued to date.
Redeemable Convertible Preferred Shares
In August 2015, all 7,364 outstanding Class Z redeemable convertible preferred shares and accumulated dividends were exchanged for promissory notes issued by the Company to the former Class Z shareholders. The Company recorded the exchange as a reduction in outstanding preferred shares and an increase in “Notes payable related party, including accrued interest” on the consolidated balance sheet. The purchase of the outstanding preferred shares was accounted for as a treasury shares transaction, under which the repurchased shares were considered issued but not outstanding.
As of December 31, 2016, no Class Z redeemable convertible preferred shares were outstanding. The Class Z redeemable convertible preferred shares were retired in May 2017.
The Class Z redeemable convertible preferred shares had the following rights as of December 31, 2016:
Redemption. The redeemable convertible preferred shares are redeemable at par value plus unpaid dividends upon a vote of the Company’s Board of Directors at any time.
Voting. The redeemable convertible preferred shares do not have the right to vote on any matters.
Dividends. The holders of the Class Z redeemable convertible preferred shares are entitled to receive, whether or not declared by the Board of Directors, a cumulative cash dividend on each outstanding redeemable convertible preferred share. The dividend rate will be 10% on the share par value for each period which dividends have not been paid and 7.5% for the period in which payments have been approved. Such dividends shall be payable only when, as and if declared by the Board of Directors.
Liquidation. Upon liquidation, the Class Z redeemable convertible preferred shareholders are entitled to receive an equal

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

share in the distribution of surplus assets, after payment has been made to certain holders of ordinary shares equal to the par value plus simple interest of 8% per annum.
Conversion. Prior to the exchange for a note payable, the holders of the shares of Class Z redeemable convertible preferred shares were permitted to exchange their shares for ordinary shares after April 1, 2018. The conversion rate for the exchange was to be based on a conversion ratio to be determined on the conversion date based on the valuation of the shares at that time.
Ordinary Shares
As of December 31, 2016 and 2017, 7,118,753 and 15,743,705 shares, respectively, of ordinary shares were issued and 6,305,613 and 14,522,495 shares, respectively, were outstanding.
Class A and B
As of December 31, 2016 and 2017, 7,118,753 and 13,427,536 shares, respectively, of ordinary Class A and Class B shares were issued and 6,305,613 and 12,206,326 shares, respectively, were outstanding. Class A and Class B ordinary shares have a par value of $1.00 per share.
In connection with a business purchase agreement with EDC Motiva BVBA entered into in March 2016, the Company agreed to issue the former shareholder 18,000 ordinary shares. In September 2016, the Company issued the 18,000 shares to the former shareholder. Also in connection with the purchase agreement, the Company issued the former shareholder the right to sell the 18,000 ordinary shares issued in the acquisition back to the Company between July 1 and July 15, 2017 for $0.25 million. This liability-classified put option has been determined to be a freestanding financial instrument because it is freely transferable and separately exercisable. The Company recorded an initial fair value of $0.1 million for the put option as a part of the purchase price consideration. The Company recorded any change in fair value in the consolidated statement of operations as other income or expense. As of December 31, 3016, the Company had recorded a put option liability of $36,000 on its consolidated balance sheets for this obligation. The put option expired in July 2017.
In September 2016, the Company entered into a share repurchase agreement with Global Silicone SRL for the repurchase of 813,140 ordinary shares of the Company owned by Global Silicone SRL in exchange for $3.7 million. The Company has recorded the liability of $3.7 million as of September 30, 2016 on the consolidated balance sheet upon the return of the share certificate to the Company. In October 2016, the Company paid $2.0 million to Global Silicone to repurchase 440,040 shares. As of December 31, 2016, the Company recorded a liability of $1.7 million for the remaining obligation to repurchase the remaining 373,100 shares, which was paid in April 2017. Upon repurchase, the shares were classified as treasury shares and are considered issued but not outstanding.
In July 2017, the obligations under the Related Party Convertible Notes with CPH were extinguished upon the exercise of the conversion feature. CPH was issued 5,869,417 Class B ordinary shares (see Note 6). Also, the Company paid $2.8 million to repurchase additional 406,570 Class A ordinary shares from Global Silicone SRL.
In 2016 and 2017, the Company issued restricted stock awards to employees and contractors. The Company records the awards as outstanding equity as they vest (see Note 10).
In August 2017, the Company also entered into an Assignment Agreement with Madryn and Perceptive in connection with the repayment of the principal outstanding under the Perceptive credit agreement. Under this agreement, Perceptive assigned to Madryn 207,716 warrants with an exercise price of $0.01 in exchange for $2.4 million. Madryn paid this amount directly to Perceptive and was issued 207,716 shares of Series B ordinary stock by the Company on August 24, 2017 with a deemed fair value of $11.55 per share upon the exercise of the warrants.
In August 2017, Madryn purchased 73,560 Class A ordinary shares at $8.84 per share and 93,580 Class A ordinary shares at $12.50 per shares from other shareholders.
In November, 2017, the Company entered into an agreement to purchase certain assets for an aggregate purchase price of 100,000 Class A Ordinary shares, contingently issuable upon achievement of specific milestones. Concurrently, the Company bought back distribution rights for a payment of $1.0 million in cash and 35,714 Class A ordinary shares (see Note 11).

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

Ordinary Class A and B shares had the following rights as of December 31, 2016 and 2017:
Voting Rights. Each holder of the Company’s ordinary shares is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors.
Protective Provisions. As long as CPH TU, L.P. and its affiliates continue to hold at least 25% of the Class B Ordinary Shares, the Company cannot do the following without the consent of CPH TU, L.P.:

a.
liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event, as defined in the Articles , or consent to any of the foregoing;

b.	amend, alter or repeal any provision of the Memorandum and the Articles;

c.
create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of shares unless the same ranks junior to the Class G Ordinary Shares, Class F Ordinary Shares, Class E Ordinary Shares, Class D Ordinary Shares, Class C Ordinary Shares, Class B Ordinary Shares and the Class A Ordinary Shares of the Company (with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption, or increase the authorized number of Ordinary Shares);

d.
create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed US$500,000, including any debt security issued for the financing of the construction or purchase of a new production facility, unless such debt security has received the prior approval of the Board, including at least one of the Investor Directors;

e.
create, or hold shares in any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or sell, transfer or otherwise dispose of any shares of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

f.	encumber or grant a security interest in any of the Company’s property (tangible or intangible) or business;

g.	grant an exclusive license for, or create a negative pledge for, all or substantially all of the Company’s intellectual property assets;

h.	authorize a non pro-rata Distribution;

i.	increase or decrease the authorized number of directors constituting the Board; or

j.	permit any subsidiary to do any of the foregoing.
Redemption. The ordinary shares may be redeemed by the Company at any time based on a resolution of the Board of Directors.
Dividends. Holders of the Company’s ordinary shares are entitled to receive dividends, if any, as may be declared from time to time by its Board of Directors out of legally available funds. In accordance with the memorandum and articles of association, upon the declaration and payment of consideration on Class Z preferred shares, certain holders of 2,173,663 ordinary shares had a preferential right to the same amount of consideration. In August 2015 in connection with the repurchase of Class Z preferred shares in exchange for a note payable, the Company accrued $0.6 million for consideration due to these certain ordinary shareholders in accordance with the right in effect at the time. The Company recorded this as an accrued liability in the consolidated balance sheets. As of December 31, 2015 the earned dividends had not been paid out to shareholders and was recorded as a accrued dividend payable on the consolidated balance sheet. In October 2016, the Company amended its memorandum and articles of association to remove the preferential rights of certain ordinary shareholders to receive distributions on their ordinary shares in advance of the preferred shares. As a result of the amendment to the articles of association, the Company has de-recognized the accrued dividend payable on the consolidated balance sheet as of December 31, 2016. Because the transaction was between related parties, the Company has recorded the reversal as a capital transaction through additional paid-in-capital on the

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

consolidated balance sheet.
Liquidation. In the event of liquidation, dissolution or winding up, holders of its ordinary shares will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of its debts and other liabilities.
Class C, D, E and F
As of December 31, 2017, 2,316,169 shares of ordinary Class C, D, E and F shares were issued and outstanding. Class C, D, E and F shares have no par value and were authorized and issued in fiscal 2017.
In 2017, the Company amended it’s Articles to create and authorize Class C, D, E and F no par value ordinary shares. As of December 31, 2017, all authorized Class C, D, E and F ordinary shares were issued and outstanding.
In January 2017, the Company issued an aggregate of 96,301 Class C ordinary shares at a purchase price of $9.53 per share to several investors, and the Company issued an aggregate of 1,539,359 Class D ordinary shares at a purchase price of $11.30 per share to several investors in multiple closings between February 2017 and May 2017.
In July 2017, the Company issued an aggregate of 323,366 Class E ordinary shares at a purchase price of $14.00 per share to several investors. The Company also issued an aggregate of 357,143 Class F ordinary shares at a purchase price of $14.00 per share to Madryn in multiple closings in August and October 2017.
The documents effecting the sale and issuance of these shares contain customary voting, registration, right of first refusal and co-sale rights.
Class C, D, E and F ordinary shares have the following rights:
Voting Rights. Each holder of the Company’s ordinary shares is entitled to one vote for each share on all matters submitted to a vote of the shareholders provided the holders of each class vote together with the holders of other classes of ordinary shares and not as a separate class.
Protective Provisions. As long as any Class D Ordinary Shares remain outstanding, the Company cannot (1) amend the preferences, rights or privileges of the Class D Ordinary Shares or (2) pay or declare a dividend or distribution without the consent of the holders of a majority of the Class D Ordinary Shares.
Price Adjustments for Future Equity Financings. Class F Ordinary Shares are entitled to a Price Adjustment in the event of an IPO of less than $15.00 per share or a private offering of less than $14.00 per share, subject to the terms and limitations as stated in the Articles. For private offerings of less than $14.00 per share, each Class F Ordinary Share shall convert into Common Shares equal to the quotient of $14.00 divided by the private offering price multiplied by 0.85. The Price Adjustment obligation terminates upon the closing of an IPO of not less than $35.0 million.
Redemption. The ordinary shares may be redeemed by the Company at any time based on a resolution of the Board of Directors.
Dividends. Holders of the Company’s ordinary shares are entitled to receive dividends, if any, as may be declared from time to time by its Board of Directors out of legally available funds.
Liquidation. In the event of liquidation, dissolution or winding up, holders of its ordinary shares will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of its debts and other liabilities.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

As of December 31, the Company had reserved ordinary shares for future issuances as follows:

	2016	2017
Shares issuable on conversion of related-party convertible notes payable	5,869,417	—
Warrants to purchase ordinary shares	726,074	145,000
Options to purchase ordinary shares	793,451	863,932
Remaining shares available under the 2015 Equity Incentive Plan	488,499	91,181
Shares issuable on vesting of restricted stock awards	454,154	585,056
Total	8,331,595	1,685,169

9.    Warrants
CPH
In connection with the Notes issued to CPH in August 2015, the Company agreed to issue warrants to purchase ordinary shares to CPH and to Rockport Ventures, the placement agent for the Notes. In September 2016, the Company entered into an amended Note Agreement with CPH, under which the outstanding warrants were canceled (see Note 6).
For CPH, the number of shares for which the warrant may have been exercised was determined by dividing an amount equal to 17.5% of the principal on each borrowing date by a pre-determined ratio of the fully diluted shares outstanding on the date of conversion. The warrants were immediately exercisable and would have expired 10 years from the original issuance date. For Rockport Ventures, the number of shares for which the warrant may have been exercised was determined by dividing an amount equal to 3% of the principal on each borrowing date for up to $15.0 million borrowed by a pre-determined ratio of the fully diluted shares outstanding on the date of conversion. The Rockport Ventures warrants could also be “net-exercised” for no consideration and settled in Class B Ordinary Shares. The Rockport Ventures warrants were immediately exercisable and will expire seven years from the original issuance date.
In March 2017, the Rockport Warrants were canceled and new warrants for the purchase of 145,000 Class B ordinary shares were issued to parties related to Rockport Ventures, with a fixed exercise price of $3.80 per share.
As of December 31, 2016, the Company has classified the fair value of these warrants as liabilities on the balance sheet due to the existence of certain cash settlement features that are not within the sole control of the Company and variable settlement provision that cause them to not be indexed to the Company’s own shares.
The value of the CPH warrants was estimated using the Black-Scholes valuation model which approximates a Lattice valuation model, and at issuance, the Company initially recorded the fair value of the warrants as a debt discount against the related loan balance in its consolidated balance sheet. The recorded value of the warrants is being amortized to interest expense over the estimated repayment term of the related loans. The value of the Rockport Ventures warrants was estimated using the Black Sholes valuation model which approximates a Lattice valuation model, and at issuance, the Company initially recorded the fair value of the warrants as a debt offering cost against the related loan balance in its balance sheet. The recorded value of the warrants is being amortized to interest expense using the straight-line method over the term of the related loans.
Perceptive
In September 2016, the Company entered into a credit agreement with Perceptive under which it granted 566,500 warrants to purchase ordinary shares. The Company classified the fair value of these warrants as liabilities on the balance sheet due to the existence of certain variable settlement provision that caused them to not be indexed to the Company’s own shares. The value of the Perceptive warrants was estimated using a Monte-Carlo valuation model and at issuance, the Company initially recorded the $1.5 million fair value of the warrants as a debt discount against the related loan balance in its consolidated balance sheets.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

The Company used the Black-Scholes valuation model to determine the fair value of the CPH and Rockport warrants which approximates a Lattice valuation model, which uses assumptions regarding the term, volatility and risk free rate. The term was based on the remaining contractual term on the measurement date. The risk free rate was based on a U.S. Treasury bill with a term equal to the remaining contractual term. The volatility was based on a peer index of comparable companies with the term set to the remaining contractual term on the measurement date. The expected dividend assumption is based on the Company’s expectation that it will not declare dividends for the foreseeable future.
As of December 31, 2016, the 726,074 warrants to purchase ordinary shares were outstanding and exercisable:

Warrant Holder	Issue Date	In Connection With	Warrant to Purchase	Shares	Exercise Price	Expiration Date
Rockport	8/28/2015	Loan agreement	Ordinary	106,383	$2.82	8/28/2022
Rockport	3/31/2016	Loan agreement	Ordinary	53,191	$2.82	3/31/2023
Perceptive	9/30/2016	Loan agreement	Ordinary	566,500	variable	9/30/2021

The fair value of the ordinary share warrants was estimated using the following assumptions:

	On Issuance Date	December 31, 2016
Volatility	55%	60% - 70%
Risk-free interest rate	1.92% - 2.19%	0.66% - 2.13%
Remaining contractual term (in years)	7.0 - 10.0	5.7 - 6.3
Dividend yield	0%	0%

In August 2017, the Company also entered into an Assignment Agreement with Madryn and Perceptive in connection with the repayment of the principal outstanding under the Perceptive credit agreement. Under this agreement, Perceptive assigned to Madryn 207,716 warrants with an exercise price of $0.01 in exchange for $2.4 million. Madryn paid this amount directly to Perceptive and was issued 207,716 shares of Series B ordinary stock by the Company on August 24, 2017 with a deemed fair value of $11.55 per share upon the exercise of the warrants.
Also in August 2017, the obligations due under the Perceptive credit agreement were fully repaid. The Company repurchased 358,783 warrants for $4.7 million of which $2.3 million is still outstanding as of December 31, 2017. The outstanding amount is due to be paid August 1, 2019 and is included in “Other liabilities, long-term”.
As of December 31, 2017, the 145,000 warrants to purchase ordinary shares were outstanding and exercisable:

Warrant Holder	Issue Date	In Connection With	Warrant to Purchase	Shares	Exercise Price	Expiration Date
Rockport	3/3/2017	Loan agreement	Ordinary	145,000	$3.80	8/28/2022

In July 2017, the Company early adopted ASU 2017-11,Earnings Per Share (Topic 260); Distinguishing Liabilities From Equity (Topic 480); Derivatives And Hedging (Topic 815): (Part I) Accounting For Certain Financial Instruments With Down Round Features, (Part Ii) Replacement Of The Indefinite Deferral For Mandatorily Redeemable Financial

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

Instruments Of Certain Nonpublic Entities And Certain Mandatorily Redeemable Noncontrolling Interests With A Scope Exception. As a result, certain warrants that were previously classified as a liability due to an existence of down round features became qualified to be classified as equity. The adoption of this standard resulted in $1.0 million reclassification of warrant liability into additional paid in capital as of July 1, 2017.
10.     Share-Based Compensation
In December 2015, the Board of Directors approved and adopted the 2015 Equity Incentive Plan, or 2015 Plan. Under the 2015 Plan, the Company may grant share options, equity appreciation rights, and restricted shares and restricted share units. Pursuant to the 2015 Plan, the Company has granted restricted stock awards, or RSAs, and stock options to Board of Directors, employees and consultants.
The 2015 Plan, as amended, reserves 2,250,000 Class A shares for issuance. If an award granted under the 2015 Plan expires, terminates, is unexercised, or is forfeited, or if any shares are surrendered in connection with an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the 2015 Plan.
At December 31, the Company recorded the following share-based compensation expense for stock options and restricted stock awards:

	2016	2017
	(in thousands)
General and administrative	$1,783	$1,221
Research and development	1,342	2,082
Total	$3,125	$3,303

Stock Options

	Number of Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balances at January 1, 2016	—	$—
Granted (weighted-average fair value of $1.83 per share)	837,587	4.11
Forfeited/canceled	(44,136)	4.11
Balances at December 31, 2016	793,451	$4.11	9.7	$3,309
Granted (weighted-average fair value of $5.18 per share)	189,982	9.81
Forfeited/canceled	(119,501)	4.11
Balances at December 31, 2017	863,932	$5.36	7.6	$4,199

As of December 31, 2017, 425,048 options were vested and exercisable with weighted-average exercise price of $4.19 per share and a total aggregate intrinsic value of $2.5 million.
There have been no exercises of stock options during the years ended December 31, 2016 and 2017. Upon the exercise of stock options, the Company issues new ordinary shares from its authorized shares.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

At December 31, 2017, unrecognized compensation expense was $0.3 million related to stock options granted to employees and directors and $1.6 million related to stock options granted to consultants. The weighted-average period over which such compensation expense will be recognized is 2.9 years.
Stock Options Granted to Employees
Share-based compensation expense for employees is based on the grant date fair value. The Company recognizes compensation expense for all share-based awards on a straight-line basis over the requisite service period of the awards, which is generally the vesting term of four years. During the years ended December 31, 2016 and 2017, the Company recognized $0.3 million and $0.1 million, respectively, of stock-based compensation expense for stock options granted to employees.
The Company uses the Black-Scholes option valuation model to value options granted to employees and consultants, which requires the use of highly subjective assumptions to determine the fair value of share-based awards. The assumptions used in the Company’s option-pricing model represent management’s best estimates. These estimates are complex, involve a number of variables, uncertainties and assumptions and the application of management’s judgment. If factors change and different assumptions are used, the Company’s share-based compensation expense could be materially different in the future. The assumptions and estimates that the Company uses in the Black-Scholes model are as follows:

▪
Fair Value of Common Shares. As the ordinary shares are not publicly traded, the Company must estimate their fair value. The fair value of ordinary shares was determined on a periodic basis by the Company’s Board of Directors, with the assistance of an independent third-party valuation firm.  The Board of Directors intended all options granted to be exercisable at a price per share not less than the estimated per share fair value of the stock underlying those options on the date of grant.

▪
Risk-Free Interest Rate. The Company bases the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon issues with a term equivalent to that of the term of the options for each option group on the measurement date.

▪
Term. For employee stock options, the expected term represents the period that the Company’s share-based awards are expected to be outstanding. Because of the limitations on the sale or transfer of the Company’s stock as a privately held company, the Company does not believe its historical exercise pattern is indicative of the pattern it will experience as a publicly traded company. The Company has consequently used the Staff Accounting Bulletin 110, or SAB 110, simplified method to calculate the expected term of employee stock options, which is the average of the contractual term and vesting period. The Company plans to continue to use the SAB 110 simplified method until it has sufficient trading history as a publicly traded company. For consultant stock options, the term used is equal to the remaining contractual term on the measurement date.

▪
Volatility. The Company determines the price volatility based on the historical volatilities of industry peers as it has no trading history for its stock. Industry peers consist of several public companies in the medical device industry with comparable characteristics, including revenue growth, operating model and working capital requirements. The Company intends to continue to consistently apply this process using the same or a similar peer group of public companies until a sufficient amount of historical information regarding the volatility of its own stock becomes available, or unless circumstances change such that the identified peer companies are no longer similar, in which case other suitable peer companies whose common stock prices are publicly available would be utilized in the calculation. The volatility is calculated based on the term on the measurement date.

▪
Dividend Yield. The expected dividend assumption is based on the Company’s current expectations about its anticipated dividend policy. The Company has no expectation that it will declare dividends on its ordinary shares, and therefore has used an expected dividend yield of zero.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

The fair value of stock options granted to employees during 2016 was estimated using the following assumptions:

December 31, 2016
Volatility	39%
Risk-free interest rate	1.3% - 1.4%
Term (in years)	5.4 - 6.1
Dividend yield	0%

The Company did not grant any stock options to employees during 2017.
Stock Options Granted to Non-Employees
Stock-based compensation expense related to stock options granted to nonemployees is recognized as the stock options are earned using an accelerated attribution method. The Company believes that the estimated fair value of the stock options is more readily measurable than the fair value of the services rendered. For the years ended December 31, 2016 and 2017, the Company recognized expense of $0.6 million and $1.3 million for stock options granted to consultants.
The fair value of stock options granted to consultants was estimated using the following assumptions:

	December 31, 2016	December 31, 2017
Volatility	43%	59%
Risk-free interest rate	1.6% - 2.4%	2.4%
Term (in years)	9.7 - 10	10
Dividend yield	0%	0%

Restricted Stock Awards
Each vested RSA entitles the holder to be issued one share of Class A ordinary stock. Restricted stock awards vest according to a vesting schedule determined by the Compensation Committee of the Company’s Board of Directors, generally over a one to four year period.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

The following table represents RSA activity for fiscal 2016 and 2017:

	Restricted Stock Awards	Weighted- Average Grant Date Fair Value
Outstanding unvested at January 1, 2016	—	$—
Granted	968,050	4.11
Vested	(513,896)	4.11
Forfeited/canceled	—	—
Outstanding unvested at December 31, 2016	454,154	$4.11
Granted	525,230	9.56
Vested	(197,978)	5.89
Forfeited/canceled	(196,350)	8.52
Outstanding unvested at December 31, 2017	585,056	$8.57

The fair value of RSAs is the grant date market value of the Class A ordinary stock. The Company recognizes share-based compensation expense related to RSAs using a straight-line method over the vesting term of the awards. The fair value of RSAs that vested during fiscal 2016 and 2017 was $2.1 million and $1.9 million, respectively, which was calculated based on the market value of the Company’s ordinary stock on the applicable date of vesting.
As of December 31, 2017, we had unrecognized share-based compensation cost of approximately $5.0 million associated with unvested restricted stock awards. This cost is expected to be recognized over a weighted-average period of approximately 2.6 years.
11.     Business Combinations
Brazil
In January 2016, the Company acquired all of the outstanding and issued shares of RD&S Produtos Para Saude Ltda-EPP, a Brazilian private company in exchange for $0.2 million in cash. The purchase enabled the Company to begin distribution of its products in Brazil. In connection with the purchase, the Company has recorded $0.1 million as a regulatory application intangible asset, and $0.1 million as goodwill.
European Distribution Center Motiva BVBA
In March 2016, the Company acquired all of the outstanding and issued shares of EDC Motiva BVBA in exchange for 18,000 Class A ordinary shares. Prior to the exchange, EDC Motiva BVBA had provided warehouse and logistics services to the Company under distribution agreements entered into in 2012. Along with the shares, the Company also granted a put right to the former shareholder to sell the 18,000 shares issued in the acquisition back to the Company between July 1 and July 15, 2017 for $0.25 million in the case that an initial public offering has not been consummated prior to July 1, 2017. This liability-classified put option has been determined to be a freestanding financial instrument because it is freely transferable and separately exercisable. The Company recorded an initial fair value of $0.1 million for the put option as a part of the purchase price consideration. The Company will continue to adjust the liability for changes in fair value until the earlier of the expiration of the option or its exercise. The Company records any change in fair value in the consolidated statements of operations as other income or expense. As of December 31, 2016, the Company had recorded a put option liability of $36,000 on its consolidated balance sheets for this obligation.
The Company also entered into an arrangement with the former shareholder to provide services for a period of one year following the acquisition, which was recorded as a part of the purchase price consideration as it was fully non-cancellable and non-refundable on the date of acquisition. The Company also issued a credit to the distributor in the

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

Netherlands that gave up their distribution rights in connection with the acquisition, which was included in the purchase price consideration.
The purchase price and allocation of purchase price were as follows:

Purchase Price:	(in thousands)
Fair market value of Class A ordinary shares on agreement date	$99
Fair market value of put option granted	74
Nonrefundable consulting contract	39
Distributor credit	27
Total Purchase Price	$239

Allocation of Purchase Price:	(in thousands)
Assets acquired:
Cash	$159
Other assets	48
Liabilities assumed	(81)
Net tangible assets acquired	126
Goodwill	113
Total assets acquired	$239

France
In September 2016, the Company acquired all of the outstanding and issued shares of Motiva Implants France, a French private company in exchange for $0.1 million in cash. Total assets acquired and liabilities assumed was $0.4 million and $0.3 million, respectively. The purchase enabled the Company to begin direct distribution of its products in France. In connection with the purchase, the Company has recorded $0.2 million as a regulatory application intangible asset and $28,000 as goodwill.
Sweden
On November 17, 2017, the Company and Femiline AB and Johan Anderson, or the Seller, entered into an agreement to purchase certain assets from the Seller. The assets purchased included all existing inventory previously sold by the Company to the Seller, all customer relationships and a covenant not to compete. The aggregate purchase price for the assets purchased was 100,000 Class A Ordinary shares of the Company, contingently issuable upon achievement of specific milestones. Based on the valuation of the Company’s shares performed by a valuation specialist, the contingently issuable shares had an aggregate value of $1.0 million. The book value of the inventory at the time of the acquisition was approximately $0.7 million, which was revalued on the transaction date to be the estimated selling price less the cost to sell, which increased the fair value of the inventory to approximately $1.5 million.
Concurrently, the Company entered into a Separation Agreement with Novaform Ltd, or Novaform, and Pantelis Ioannou. In April 2015, Novaform had become a distributor for Establishment Labs S.A., wholly-owned subsidiary of the Company and subsequently sublicensed its distribution rights to Femiline AB. Under the Separation Agreement, Novaform agreed to relinquish the distribution rights back to the Company for $1.0 million in cash and 35,714 Class A ordinary shares.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

Based on the valuation of the Company’s shares performed by a valuation specialist, the fair value of the shares issued was $0.3 million.
This transaction will enable the Company to restructure its existing distribution network in Sweden, Denmark and Norway and initiate direct sales to customers in the region.
The purchase price and allocation of purchase price were as follows:

Purchase Price:	(in thousands)
Cash consideration	$1,000
Fair market value of Class A ordinary shares issued	344
Contingent consideration	964
Cash paid for inventory	704
Total purchase price	$3,012

Allocation of Purchase Price:	(in thousands)
Inventory	$1,498
Customer relationships	1,280
Covenant not to compete	24
Goodwill	210
Total purchase price allocated	$3,012

As of December 31, 2017, the consideration of $1.0 million to Novaform and $0.7 million to Femiline AB has not been paid and is included in “Accounts payable”.
Only the goodwill related to the 2017 acquisition is deductible for tax purposes.
12.    Income Taxes
For the years ended December 31, 2016 and 2017, loss before income tax provision consisted of the following:

	2016	2017
	(in thousands)
Costa Rica Operations	$(10,698)	$(6,887)
Non-Costa Rica Operations	(11,327)	(27,905)
	$(22,025)	$(34,792)

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

As of December 31, income tax provision consisted of the following:

	2016	2017
	(in thousands)
Current
Costa Rica	$—	$—
Non-Costa Rica	134	105
Total Current	134	105
Deferred
Costa Rica	—	—
Non-Costa Rica	—	—
Total deferred	—	—
Total provision	$134	$105

The items accounting for the difference between income taxes computed at the Costa Rica statutory income tax rate and the income tax provision consisted of the following at December 31:

	2016		2017
	(in thousands)
Tax benefit at Costa Rica statutory rate	$(6,607)	30%	$(10,438)	30%
Foreign tax rate differential	2,465	(11)	5,665	(15)
Tax rate changes	—	—	562	(2)
Return to provision adjustment	—	—	679	(1)
Tax credits	—	—	(26)	—
Change in valuation allowance	1,614	(7)	1,768	(4)
Net operating loss expiration	94	—	—	—
Tax holiday benefit	2,568	(12)	1,653	(8)
Other	—	—	242	—
	$134	—%	$105	—%

The Company's tax holiday benefit was related to the Company’s subsidiary in Costa Rica which enjoyed a 6% tax rate for the years ended December 31, 2016 and 2017.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

As of December 31, the components of the Company's deferred tax assets and liabilities are as follows:

	2016	2017
	(in thousands)
Accruals and reserves	$—	$91
Deferred revenue	54	33
Intangibles	114	69
Stock compensation	7	5
Net operating loss	1,635	3,384
R&D credits	—	28
Other	10	6
Valuation allowance	(1,848)	(3,616)
Total net deferred tax liabilities	$(28)	$—

Effective December 1, 2017, the Company adopted, on a prospective basis, ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as non-current on the balance sheet. The adoption of ASU 2015-17 did not have a material impact on the consolidated financial statements.
As of December 31, 2016 and 2017, the Company assessed that it is more-likely-than-not that it will not realize its deferred tax assets based on the absence of sufficient positive objective evidence that it would generate sufficient taxable income in its Costa Rica and U.S. tax jurisdictions to realize the deferred tax assets. The Company intends to continue maintaining a full valuation allowance on its deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances.
As of December 31, 2017, the Company has Costa Rica net operating loss carryforwards of approximately $3.2 million available to reduce any future taxable income. If not utilized, the net operating loss carryforwards will expire beginning in 2020. Costa Rica net operating losses can be carried forward three years. As of December 31, 2017, the Company had Costa Rica, U.S. and California tax credit carryforwards of approximately $0.1M in total. These credits begin to expire in 2022. However, the California R&D credit can be carried forward indefinitely. As of December 31, 2017, the Company had U.S. federal, California, Brazil and France net operating losses of approximately $4.4 million, $4.4 million, $5.5 million and $0.2 million, respectively. The U.S. federal and California net operating losses will expire December 31, 2035. Brazil and France net operating losses can be carried forward indefinitely. Federal and California laws impose restrictions on the utilization of net operating loss carryforwards and R&D credit carryforwards in the event of a change in ownership of the Company, which constitutes an “ownership change” as defined by U.S. Internal Revenue Code Sections 382 and 383. The Company has not performed a detailed analysis to determine whether an ownership change under Section 382 and 383 of the Code has previously occurred. As a result, the Company’s ability to utilize existing carryforwards could be substantially restricted.
The Company is incorporated as an international business company with limited liability under International Business Companies Act, 1984 of the British Virgin Islands. As of December 31, 2017, the Company also conducted business in Costa Rica, Belgium, France, Brazil and the United States and is subject to tax in these jurisdictions. As a result, the Company's worldwide income will be subject to the tax rates in which its income is generated and as such its effective tax rate may fluctuate based on the geographic distribution of its earned income or losses and the applicable tax laws in which those earnings or losses were generated.
Management’s intention is to indefinitely reinvest any undistributed earnings from its subsidiaries. Accordingly, no provision for withholding taxes has been provided nor is it practical to determine the amount of this liability. Upon

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

distribution of those earnings in the form of dividends or otherwise, the Company will be subject to potential withholding taxes in the above-mentioned jurisdictions.
Accounting for Uncertainty in Income Taxes
The Company has adopted ASC 740-10 Accounting for Uncertainty in Income Taxes (formerly FIN 48). ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in the Company's income tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the years ended December 31, 2016 and 2017 the Company has no material uncertain tax positions. The Company does not expect any significant increases or decreases to its unrecognized tax benefits within the next 12 months. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.
As of December 31, 2017, the Company is subject to taxation in Costa Rica, Belgium, France, Brazil and the United States and the Company’s fiscal tax years 2012 through 2017 are subject to examination by the tax authorities.
2017 Tax Reform
On December 22, 2017, the Tax Cuts and Jobs Act, or Tax Reform, was signed into legislation. The Tax Reform makes significant changes to the U.S. corporate income tax law including, but not limited to, (1) reducing the U.S. federal corporate tax rate from 35% to 21% and (2) requiring a one-time mandatory transition tax on previously deferred foreign earnings of U.S. subsidiaries. Under ASC 740, Income Taxes, the effects of changes in tax rates and laws are recognized in the period in which the new legislation is enacted. In the case of U.S. federal income taxes, the enactment date is the date the bill becomes law. With respect to this legislation, we expect no financial statement impact due to the Company's valuation allowance. The Company performed a re-measurement of deferred tax assets and liabilities as a result of the decrease in the corporate Federal income tax rate from 35% to 21% of $0.6 million with a corresponding decrease to its U.S. valuation allowance of $0.6 million. In addition to the reduction of U.S. federal corporate tax rate, the Company has also considered the impact of the foreign transition tax for which it has estimated that it would not need to accrue any tax provision.
In December 2017, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No.118, or SAB 118, to provide guidance on the application of the Tax Reform when a company does not have necessary information available, prepared, or analyzed in reasonable detail to reflect the effects of the Tax Reform. SAB 118 provides guidance for companies under the three scenarios (1) measurement of certain income tax effects is complete, (2) measurement of certain income tax effect can be reasonably estimated, and (3) measurement of certain income tax effects cannot be reasonably estimated. Companies are to complete the accounting under ASC 740 in regards to the Tax Reform within a measurement period that does not extend one year from the date of enactment. In accordance with SAB 118, companies must reflect the tax effects of the Tax Reform for which the accounting under 740 is complete. If certain income tax effect can be reasonably estimated, then the companies must report provisional amounts in the reporting period in which the companies can determine the reasonable estimate during the measurement period. In the case that certain income tax effects cannot be reasonably estimated, companies do not have to report effects of the Tax Reform. However, they should continue to apply ASC 740 based on the rules before the enactment of the Tax Reform and report any income tax effects in the first reporting period in which reasonable estimates become available.
The final impact of the Tax Reform may differ from the above estimate, possibly materially, due to, among other things, changes in interpretations of the tax guidance, any legislative action to address questions that arise because of the Tax Reform, any changes in accounting standards for income taxes or related interpretations in response to the Tax Reform, or any updates or changes to estimates the company has utilized to calculate the transition impact, including impact from changes to current year earnings estimates and foreign exchange rates of foreign subsidiaries. In accordance with SAB 118, the Company is allowed a measurement period of up to one year after the enactment date of the Tax Act to finalize the recording of the related tax impacts. We currently anticipate finalizing and recording any resulting adjustments by year ending December 31, 2018 if necessary.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

13.    Net Income (Loss) Per Share
The following table summarizes the computation of basic and diluted net loss per share for the years ended December 31:

	2016	2017
	(in thousands, except share and per share data)
Numerator:
Net loss	$(22,159)	$(34,897)
Denominator:
Weighted average ordinary shares	6,482,249	10,230,586
Net loss per share, basic and diluted	$(3.42)	$(3.41)

Basic net loss per share is computed by dividing the net loss by the weighted-average number of ordinary shares outstanding for the period. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of ordinary shares and dilutive ordinary share equivalents outstanding for the period, determined using the treasury-share method and the as-if converted method, for convertible securities, if inclusion of these is dilutive.
Because the Company has reported a net loss in all periods presented, diluted net loss per ordinary share is the same as basic net loss per ordinary share for those periods because including the dilutive securities would be anti-dilutive.
The following potentially dilutive securities outstanding at the end of the periods presented have been excluded from the computation of diluted shares outstanding at December 31:

	2016	2017
Shares issuable on conversion of related party convertible notes payable	5,869,417	—
Ordinary share options	793,451	863,932
Shares to be issued upon vesting of RSAs	454,154	585,056
Warrants to purchase ordinary shares	726,074	145,000
Total	7,843,096	1,593,988

14.    Related Party Transactions
In August 2015, the Company entered into a Note and Warrant purchase agreement with CPH (see Note 6). On August 24, 2017, CPH elected to convert the principal and the accrued interest outstanding under the Notes into 5,869,417 shares of the Company’s Class B ordinary shares. There is no outstanding balance under the Note and Warrant purchase agreement as of December 31, 2017. CPH owns approximately 50.9% of the ordinary shares of the Company as of December 31, 2017.
In January 2017, the Company issued secured promissory notes to Mr. Chacon Quiros, the Company’s Chief Executive Officer and director, and to Crown Predator Holdings, LLC, a related party, in an aggregate principal amount of $1.2 million under existing note purchase, security and pledge agreements. These promissory notes were repaid by the Company in January 2017 and April 2017.

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

In August 2017, the Company entered into a credit agreement with Madryn and a syndicate of lenders to borrow up to $55.0 million (see Note 6). As of December 31, 2017, Madryn owns approximately 5.7% of the ordinary shares of the Company.
In August 2015, the Company entered into a Note Agreement with the former Class Z preferred shareholders to exchange the outstanding shares for notes payable in the aggregate principal amount of $4.3 million (see Note 6). The Class Z preferred shareholders are primarily the original founders of the Company.
During the years ended December 31, 2016 and 2017, the Company recorded revenue of $0.6 million and $0.6 million, respectively, for product sales to Herramientas Medicas, S.A., a distribution company owned by a family member of the Chief Executive Officer of the Company. Accounts receivable owed to the Company from this distribution company amounted to approximately $0.3 million and $0.1 million as of December 31, 2016 and 2017, respectively.
In August 2016, the Company entered into note agreements to borrow $1.45 million for a period of 30 days from existing investors and executive officers of the Company. The interest rate on the notes is 10% per annum. These notes were repaid in 2016. In December 2016, the Company entered into a note agreement to borrow $0.2 million from executive officer of the Company. This note was repaid in 2017.
In September 2016, the Company acquired all of the outstanding and issued shares of Motiva Implants France, a French private company in exchange for $0.1 million in cash and the assumption of all assets and liabilities (see Note 11). The distribution company was previously owned by Olivier Tourniaire, our Vice President of Sales, Asia Pacific, Middle East and Africa, and a current shareholder of the Company.
In September 2016, the Company entered into a share repurchase agreement with Global Silicone SRL for the repurchase of 813,140 ordinary shares of the Company owned by Global Silicone SRL in exchange for $3.7 million. In October 2016, the Company paid $2.0 million to Global Silicone SRL to repurchase 440,040 shares and the remaining $1.7 million was paid in April 2017. In July 2017, the Company paid $2.8 million to repurchase additional 406,570 Class A ordinary shares from Global Silicone SRL.
In May 2016, the Company entered into a scientific board advisory agreement with Dr. Manuel Enrique Chacon Quiros pursuant to which Dr. Chacon Quiros joined the Company’s Scientific Advisory Board, provides general scientific advice, and serves as a clinical investigator, among other services. In exchange for these services, Dr. Chacon Quiros was granted options to purchase 20,580 shares, vesting over four years in equal annual installments, provided that he continues to provide these services at such times. In September 2016, the Company entered into a separate agreement whereby Dr. Chacon Quiros will maintain his clinic in Costa Rica as a MotivaImagine Excellence Center and will host and train physicians in the use of the Company products in relevant procedures, among other services, in exchange for cash reimbursement of up to $4,500 per day that such services are rendered. Dr. Chacon Quiros is the brother of our Chief Executive Officer, Juan Jose Chacon Quiros. During the years ended December 31, 2016 and 2017, the Company paid Dr. Chacon Quiros $32,000 and $120,000, respectively, for services rendered.
During the year ended December 31, 2017, the Company recorded revenue of $0.3 million for product sales to Motiva Netherlands BV, a distribution company owned by Erick Vogelanzeng, our Vice President of Sales, Europe. Accounts payable due to this distribution company amounted to zero as of December 31, 2017.
15.     Employee Benefits
Short-term employee benefits, including vacation (paid absences) and year-end bonuses (also known as 13th month salary), are current liabilities included in accrued liabilities on the consolidated balance sheet and are calculated at the non-discounted amount that the Company expects to pay as a result of uncharged employee salaries or retentions.
Regarding employee termination benefits, Costa Rica labor laws establish the payment of benefits in case of death, retirement or termination without cause. This compensation is calculated according to time served in the company and the corresponding salary in the last six months of employment, and is equal to between 19.5 and 22 days salary for each year served, up to a maximum of 8 years.
Company policy recognizes termination benefits as expenses of the period during which the termination occurs, when the legal obligation is assumed due to the aforementioned events.
None of the Company’s employees are represented by a labor union. The Company has not experienced any work

ESTABLISHMENT LABS HOLDINGS INC.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2016 and 2017

stoppages, and it considers employee relations to be good.
16.    Subsequent Events
The Company has reviewed and evaluated subsequent events that occurred through May 10, 2018 , the date the consolidated financial statements were issued.
In January 2018, the Company increased the number of Class A shares reserved for 2015 Equity Incentive Plan by 400,000 shares to a new total of 2,650,000 shares.
In multiple closings between February and May 2018, the Company issued an aggregate of $2.9 million of Class G ordinary shares at a purchase price of $16.00 per share to several investors. In connection with the issuance of these shares, the Company amended and restated its memorandum of association to increase the authorized shares of the Company to a total of 108,822,799 shares and to authorize 1,250,000 Class G shares.
Between January 2018 and May 10, 2018, the Board of Directors approved grants of 397,861 shares of stock options.
In January 2018, management made an assessment that the Company would likely default on the Madryn Credit Agreement due to its investment in our Brazilian subsidiary approaching the $5.0 million limit. The Company informed Madryn and the syndicate of lenders, or the Lenders, of the potential technical default event and started the process to obtain a forbearance agreement. The Company initially defaulted on the Madryn Credit Agreement on January 19, 2018 when it failed to put a Qualifying Control Agreement in place for certain bank deposit accounts and subsequently on February 28, 2018 when its investment in its Brazilian subsidiary exceeded the allowable $5.0 million threshold permitted under the Madryn Credit Agreement. As a result, on March 23, 2018 and subsequently on April 30, 2018, the Company entered into a forbearance agreement with the Lenders, where the Lenders agreed to forebear from exercising certain rights and remedies through May 18, 2018 arising from certain disclosure and other technical defaults under the Madryn Credit Agreement, including those mentioned above with respect to our Brazilian subsidiary. In accordance with certain cure rights under the Madryn Credit Agreement and the forbearance agreement terms, the Company will use its best efforts to raise no less than $20.0 million of cash proceeds from equity issuances.  Furthermore, the forbearance agreement permits the limit of the amount of investment in the Brazilian subsidiary not to exceed an additional $5.0 million, and maintain the liquidity in accounts for which Madryn received a qualifying control agreement of no less than $2.0 million, while the Company provides periodic reports on all investments in the Brazilian subsidiary. The forbearance agreement also forbears the lenders from exercising certain rights and remedies in the event of our failure to provide the report and opinion of an independent certified public accountant free from any “going concern” qualifications for the fiscal year ended December 31, 2017. Accordingly, the Company recorded the Madryn debt as a current liability on the consolidated balance sheet as of December 31, 2017. Management is working with the Lenders to amend the Madryn Credit Agreement to remove the restrictive covenants that resulted in the technical defaults which would allow the Company to reclassify the arrangement as long-term.

ESTABLISHMENT LABS HOLDINGS INC.
Index to Condensed Consolidated Financial Statements (Unaudited)

For the Three Months Ended March 31, 2017 and 2018

ESTABLISHMENT LABS HOLDINGS INC.
Condensed Consolidated Balance Sheets
(Unaudited) (In thousands, except share data)

	December 31, 2017	March 31, 2018
Assets
Current assets:
Cash	$10,864	$6,613
Accounts receivable, net of allowance for doubtful accounts of $1,512 and $1,547	13,108	18,440
Inventory	13,173	12,652
Prepaid expenses and other current assets	2,237	3,871
Total current assets	39,382	41,576
Long-term assets:
Property and equipment, net of accumulated depreciation of $3,179 and $3,663	13,500	13,363
Goodwill	465	465
Intangible assets, net of accumulated amortization of $573 and $726	3,401	3,270
Restricted cash	75	75
Other non-current assets	272	267
Total assets	$57,095	$59,016
Liabilities and shareholders’ deficit
Current liabilities:
Accounts payable	$9,131	$10,566
Accrued liabilities	2,326	3,552
Notes payable related party, including accrued interest	4,921	4,994
Note payable, Madryn, net of debt discount and issuance costs	19,167	—
Madryn put option	20,302	—
Madryn call option	360	—
Other liabilities, short term	1,228	1,786
Total current liabilities	57,435	20,898
Long-term liabilities:
Note payable, Madryn, net of debt discount and issuance costs	—	19,908
Madryn put option	—	21,744
Madryn call option	—	223
Other liabilities, long term	4,673	5,003
Total liabilities	62,108	67,776
Commitments and contingencies (Note 7)
Shareholders’ equity (deficit):
Ordinary shares - $1.00 par value (class A and B), 21,206,630 shares authorized at December 31, 2017 and March 31, 2018; 13,427,536 and 13,575,809 shares issued at December 31, 2017 and March 31, 2018, respectively; 12,206,326 and 12,354,599 shares outstanding at December 31, 2017 and March 31, 2018, respectively	13,427	13,576
Ordinary shares - no par value (class C, D, E, F and G), 2,316,169 and 3,566,169 shares authorized at December 31, 2017 and March 31, 2018, respectively; 2,316,169 and 2,416,784 shares issued and outstanding at December 31, 2017 and March 31, 2018, respectively	27,840	29,449
Common shares - $1.00 par value, 84,050,000 shares authorized at December 31, 2017 and March 31, 2018; zero shares issued and outstanding at December 31, 2017 and March 31, 2018	—	—
Additional paid-in-capital	27,986	29,017
Treasury shares, at cost, 1,221,210 shares held at December 31, 2017 and March 31, 2018	(6,465)	(6,465)
Accumulated deficit	(67,877)	(74,407)
Accumulated other comprehensive income	76	70
Total shareholders’ equity (deficit)	(5,013)	(8,760)
Total liabilities and shareholders’ equity (deficit)	$57,095	$59,016

See notes to condensed consolidated financial statements.

ESTABLISHMENT LABS HOLDINGS INC.
Condensed Consolidated Statements of Operations
(Unaudited) (In thousands)

	Three Months Ended March 31,
	2017	2018
Revenue	$6,919	$14,816
Cost of revenue	3,509	6,901
Gross profit	3,410	7,915
Operating expenses:
Sales, general and administrative	5,849	8,648
Research and development	1,503	2,147
Total operating expenses	7,352	10,795
Loss from operations	(3,942)	(2,880)
Interest income	2	4
Interest expense	(927)	(2,171)
Change in fair value of derivative instruments	(286)	(1,305)
Change in fair value of contingent consideration	—	(363)
Other income (expense), net	159	195
Loss before income taxes	(4,994)	(6,520)
Provision for income taxes	(5)	(10)
Net loss	$(4,999)	$(6,530)

Basic and diluted net loss per share attributable to ordinary shareholders	$(0.75)	$(0.45)
Weighted average outstanding ordinary shares used for net loss per share attributable to ordinary shareholders	6,633,635	14,662,092

See notes to condensed consolidated financial statements.

ESTABLISHMENT LABS HOLDINGS INC.
Condensed Consolidated Statements of Comprehensive Loss
(Unaudited) (In thousands)

	Three Months Ended March 31,
	2017	2018
Net loss	$(4,999)	$(6,530)
Other comprehensive income:
Foreign currency translation loss	(8)	(6)
Other comprehensive loss	(8)	(6)
Comprehensive loss	$(5,007)	$(6,536)

See notes to condensed consolidated financial statements.

ESTABLISHMENT LABS HOLDINGS INC.
Condensed Consolidated Statement of Shareholders’ Deficit
(Unaudited) (In thousands, except share data)

	Ordinary Shares		Treasury Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	Shares	Amount	Shares	Amount
Balance at January 1, 2018	15,743,705	$41,267	(1,221,210)	$(6,465)	$27,986	$(67,877)	$76	$(5,013)
Issuance of shares	100,615	1,610	—	—			—	1,610
Stock option exercises	106,248	106			330			436
Stock-based compensation	42,025	42	—	—	701		—	743
Foreign currency translation loss	—	—	—	—			(6)	(6)
Net loss	—	—	—	—		(6,530)	—	(6,530)
Balances at March 31, 2018	15,992,593	$43,025	(1,221,210)	$(6,465)	$29,017	$(74,407)	$70	$(8,760)

See notes to condensed consolidated financial statements.

ESTABLISHMENT LABS HOLDINGS INC.
Condensed Consolidated Statements of Cash Flows
(Unaudited) (In thousands)

	Three Months Ended March 31,
	2017	2018
Cash flows from operating activities:
Net loss	$(4,999)	$(6,530)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	252	637
Provision for doubtful accounts	256	35
Stock-based compensation	1,122	743
Change in fair value of derivative instruments	286	1,305
Change in fair value of contingent consideration	—	363
Non-cash interest expense and amortization of debt discount	582	814
Changes in operating assets and liabilities:
Accounts receivable	524	(5,136)
Inventory	(1,932)	698
Prepaid expenses and other current assets	(1,031)	(1,647)
Other assets	(754)	5
Accounts payable	(1,893)	932
Accrued liabilities	868	1,229
Other liabilities	115	621
Net cash used in operating activities	(6,604)	(5,931)
Cash flows from investing activities:
Purchases of property and equipment	(826)	(392)
Cost incurred for intangible assets	—	(22)
Increase in restricted cash	96	—
Net cash used in investing activities	(730)	(414)
Cash flows from financing activities:
Borrowings on short-term notes payable	1,000	—
Repayments on short term notes payable	(200)	—
Payments of deferred offering costs	(290)	—
Repayments on capital leases	(9)	(64)
Proceeds from issuance of ordinary shares	14,723	1,610
Proceeds from stock option exercises	—	436
Net cash provided by financing activities	15,224	1,982
Effect of exchange rate changes on cash	(15)	112
Net increase in cash	7,875	(4,251)
Cash at beginning of period	479	10,864
Cash at end of period	$8,354	$6,613

Supplemental disclosures:
Cash paid for interest	$450	$1,283
Cash paid for income taxes	$37	$—

Supplemental disclosures of non-cash investing and financing activities:
Unpaid balance for property and equipment	$791	$730

See notes to condensed consolidated financial statements.

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1.    Formation, Business of the Company and Going Concern
Formation and Business of the Company
Establishment Labs Holdings Inc. (the “Company”) is a global company that manufactures and markets innovative medical devices for aesthetic plastic surgery, reconstructive plastic surgery, and aesthetic dermatology. The Company was established in the British Virgin Islands on October 9, 2013, at which time Establishment Labs, S.A., the Costa Rican manufacturing company, was reincorporated as a wholly-owned subsidiary. The Company also has wholly-owned subsidiaries in the United States (JAMM Technologies, Inc. and Motiva USA LLC), Belgium (European Distribution Center Motiva BVBA), Brazil (Establishment Labs Produtos para Saude Ltda), France (Motiva Implants France SAS), Sweden (Motiva Nordica AB) and Switzerland (JEN-Vault AG). Substantially all of the Company’s revenues are derived from the sale of silicone breast implants under the brand of Motiva Implants.
The main manufacturing activities are conducted in two manufacturing facilities in Costa Rica. Beginning in 2010, the Company began operating under the Costa Rica free zone regime (Régimen de Zona Franca), which provides for reduced income tax and other tax obligations pursuant to an agreement with the Costa Rican authorities.
The Company’s products are approved for sale in Europe, the Middle East, Latin America, Australia and Asia. The Company sells its products internationally through distributors as well as making direct sales to customers.
The Company is actively working on obtaining regulatory approval to commercialize its products in the United States. The Company received approval of an investigational device exemption, or IDE, from the FDA in March 2018 to initiate the Motiva Implant clinical trial in the United States. Enrollment is anticipated to be completed in early 2019.
The Company has been expanding its global operations through a series of acquisitions. In November 2015, the Company purchased certain assets from Magna Equities I, LLC and established its wholly-owned subsidiary, JAMM Technologies, Inc., in the United States. In January 2016, the Company purchased a distribution company in Brazil to support the application to sell its products in Brazil. In March 2016, the Company purchased a storage and distribution company in Belgium to support its continued growth in Europe. In September 2016, the Company purchased a distribution company in France and established a wholly-owned subsidiary in Switzerland. In November 2017, the Company acquired certain assets from Femiline AB and established its wholly-owned subsidiary in Sweden, Motiva Nordica AB.
Going Concern
As of March 31, 2018, the Company had cash of $6.6 million. During the three months ended March 31, 2018, the Company incurred a net loss of $6.5 million and used $5.9 million of cash in operations. At March 31, 2018, the Company had an accumulated deficit of $74.4 million and currently does not expect to experience positive cash flows from operations in the near future. The Company has financed operations to date primarily through private placements of debt and equity securities. During the three months ended March 31, 2018, the Company received $2.0 million from the issuance of class G ordinary shares and exercise of stock options. Subsequent to March 31, 2018, the Company received $14.6 million from the issuance of Class G and G-1 ordinary shares.
On August 24, 2017 the Company entered into a credit agreement, or the Madryn Credit Agreement, with Madryn Health Partners, LP, or Madryn, as administrative agent, and a syndicate of lenders, or the Lenders. The Company initially defaulted on the Madryn Credit Agreement during the first quarter of fiscal 2018. As a result, the Company entered into a forbearance agreement with the Lenders, where the Lenders agreed to forebear from exercising certain rights and remedies through May 18, 2018 and subsequently through July 3, 2018 arising from certain disclosure and other technical defaults. Accordingly, as the forbearance agreement did not cover a period exceeding twelve months after the date of the annual financial statements, the Company recorded the Madryn debt as a current liability on the consolidated balance sheet as of December 31, 2017. Effective June 15, 2018, Madryn Credit Agreement was amended to remove the restrictive covenants that resulted in the technical defaults which allowed the Company to reclassify the arrangement as long-term as of March 31, 2018.
Management expects the Company to continue to incur additional losses in the near and intermediate future because of the Company’s activities. The negative cash flows from operations and lack of financial resources of the Company raise substantial doubt as to the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. Management plans to finance operations through equity or debt financing

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

arrangements; however, if the Company is unable to raise additional funding to meet its working capital needs, or if funds are only available at terms unfavorable to the Company, the Company may be forced to delay or reduce the scope of its capital investment programs and/or limit or cease its operations. The Company will need to raise substantial additional funding in the near term to sustain operations.
The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which assumes the realization of assets and the settlement of liabilities and commitments in the normal course of business. The condensed consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.
2.    Summary of Significant Accounting Policies
There have been no material changes to the Company’s significant accounting policies during the three months ended March 31, 2018, as compared to the significant accounting policies described in Note 2 of the “Notes to Consolidated Financial Statements” in the Company’s audited consolidated financial statements as of December 31, 2016 and 2017 and for the years then ended. Below are those policies with current period updates:
Basis of Presentation and Consolidation
The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, and the applicable rules and regulations of the Securities and Exchange Commission, or SEC, for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. The condensed consolidated balance sheet at December 31, 2017 has been derived from the audited consolidated financial statements at that date, but does not include all disclosures, including notes, required by GAAP for complete financial statements.
The accompanying condensed consolidated financial statements and related financial information should be read in conjunction with the audited consolidated financial statements and the related notes thereto for the years ended December 31, 2016 and 2017 included elsewhere here in this filing.
The condensed consolidated financial statements include the Company’s accounts and those of its wholly owned subsidiaries as of March 31, 2018 as follows:

Subsidiary	Incorporation/Acquisition Date
Establishment Labs, S.A. (Costa Rica)	January 18, 2004
Motiva USA, LLC (USA)	February 20, 2014
JAMM Technologies, Inc. (USA)	October 27, 2015
Establishment Labs Produtos par Saude Ltda (Brazil)	January 4, 2016
European Distribution Center Motiva BVBA (Belgium)	March 4, 2016
Motiva Implants France SAS (France)	September 12, 2016
JEN-Vault AG (Switzerland)	November 22, 2016
Motiva Nordica AB (Sweden)	November 2, 2017

All intercompany accounts and transactions have been eliminated in consolidation.
Unaudited Interim Condensed Consolidated Financial Information
The accompanying interim condensed consolidated financial statements as of March 31, 2018 and for the three months ended March 31, 2017 and 2018, and the related interim information contained within the notes to the condensed consolidated financial statements, are unaudited. The unaudited interim condensed consolidated financial statements have been prepared in accordance with GAAP and on the same basis as the audited consolidated financial statements. In

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all adjustments which are necessary to state fairly the Company’s financial position as of March 31, 2018, and the results of its operations and cash flows for the three months ended March 31, 2017 and 2018. Such adjustments are of a normal and recurring nature. The results for the three months ended March 31, 2018 are not necessarily indicative of the results to be expected for the full fiscal year 2018, or for any future period.
Segments
The chief operating decision maker for the Company is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region, for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single reportable and operating segment structure. The Company and its Chief Executive Officer evaluate performance based primarily on revenue in the geographic locations in which the Company operates.
Geographic Concentrations
The Company derives all of its revenues from sales to customers in Europe, the Middle East, Latin America, Australia and Asia, and has not yet received approval to sell its products in the United States.
For the three months ended March 31, 2017 and 2018, no individual country exceeded 10% of consolidated revenue, on a ship-to destination basis.
The Company’s long-lived assets located in Costa Rica represented the majority of the total long-lived assets as of December 31, 2017 and March 31, 2018.
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant accounting estimates and management judgments reflected in the consolidated financial statements include items such as accounts receivable valuation and allowances, inventory valuation and allowances, valuation of acquired intangible assets, valuation of derivatives, estimation of assets’ useful lives and valuation of deferred income tax assets, including tax valuation allowances. Estimates are based on historical experience, where applicable, and other assumptions believed to be reasonable by management. Actual results may differ from those estimates under different assumptions or conditions.
Concentration of Credit Risk and Other Risks and Uncertainties
Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash, restricted cash and accounts receivable. The majority of the Company’s cash is held at one financial institution in Costa Rica. The Company has not experienced any losses on its deposits of cash.
All of the Company’s revenue has been derived from sales of its products in international markets, principally Europe, Middle East, Latin America, and Asia. In the international markets in which the Company participates, the Company uses a combination of distributors to sell its products as well as making direct sales to customers. The Company performs ongoing credit evaluations of its distributors and customers, does not require collateral, and maintains allowances for potential credit losses on customer accounts when deemed necessary.
During the three months ended March 31, 2017 and 2018, no customers accounted for more than 10% of the Company’s revenue. No customers accounted for more than 10% of the Company’s accounts receivable balance as of December 31, 2017 and March 31, 2018. Substantially all of the Company’s revenues are derived from the sale of Motiva Implants.
The Company relies on NuSil Technology, LLC, or NuSil, as the sole supplier of medical-grade silicone used in Motiva Implants as well as other products that are manufactured under contract to other customers. During the three months ended March 31, 2017 and 2018, the Company had purchases of $2.5 million, or 59.9% of total purchases, and $2.9 million, or 61.1% of total purchases, respectively, from Nusil, and as of December 31, 2017 and March 31, 2018, had an outstanding balance owed to this vendor of $0.7 million and $0.8 million, respectively.

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, uncertainty of regulatory approval of the Company’s current and potential future products, uncertainty of market acceptance of the Company’s products, competition from substitute products and larger companies, securing and protecting proprietary technology, strategic relationships and dependence on key individuals and sole source suppliers.
Products developed by the Company require clearances from the U.S. Food and Drug Administration or other international regulatory agencies prior to commercial sales. There can be no assurance that the products will receive the necessary clearances. If the Company was denied clearance, clearance was delayed or the Company was unable to maintain its existing clearances, it could have a material adverse impact on the Company.
Cash
The Company’s cash consists of cash maintained in checking and interest-bearing accounts. The Company accounts for financial instruments with original maturities of three months or less at the date of purchase as cash equivalents. The Company held no cash equivalents as of December 31, 2017 and March 31, 2018.
Restricted Cash
As of December 31, 2017 and March 31, 2018, the restricted cash balance represented a certificate of deposit collateralizing payment of charges related to the Company's corporate credit card.
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable is stated at invoice value less estimated allowances for returns and doubtful accounts. The Company continually monitors customer payments and maintains an allowance for estimated losses resulting from customers’ inability to make required payments. In evaluating the Company’s ability to collect outstanding receivable balances, the Company considers various factors including the age of the balance, the creditworthiness of the customer, which is assessed based on ongoing credit evaluations and payment history, and the customer’s current financial condition. In cases where there are circumstances that may impair a specific customer’s ability to meet its financial obligations, an allowance is recorded against amounts due, which reduces the net recognized receivable to the amount reasonably believed to be collectible. Historical returns of products have been de minimis and accordingly no allowance for returns was recorded as of December 31, 2017 and March 31, 2018.
Inventory and Cost of Revenue
Inventory is stated at the lower of cost to purchase or manufacture the inventory or the net realizable value of such inventory. Cost is determined using the standard cost method which approximates actual costs using the first-in, first-out basis. The Company regularly reviews inventory quantities in consideration of actual loss experiences, projected future demand, and remaining shelf life to record a provision for excess and slow-moving inventory. No inventory allowance has been recorded as of December 31, 2017 and March 31, 2018.
The Company recognizes the cost of inventory transferred to the customer in cost of revenue when revenue is recognized.
Shipping and Handling Costs
Shipping and handling costs are expensed as incurred and are included in selling, general and administrative, or SG&A, expenses. Shipping and handling costs included in SG&A were $0.2 million for the three months ended March 31, 2017 and $0.3 million for the three months ended March 31, 2018, respectively.
Revenue Recognition
The Company recognizes revenue related to sales of products to distributors or directly to customers in markets where it has regulatory approval, net of trade discounts and allowances. The Company recognizes revenue when all of the following criteria are met:
▪persuasive evidence of an arrangement exists;
▪the sales price is fixed or determinable;
▪collection of the relevant receivable is probable at the time of sale; and
▪delivery has occurred or services have been rendered.

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The Company recognizes revenue related to the sales of products to distributors at the time of shipment of the product, which represents the point in time when the customer has taken ownership and assumed the risk of loss and the required revenue recognition criteria are satisfied. The Company’s distributors are obligated to pay within specified terms regardless of when or if they sell the products. The Company’s contracts with distributors do not typically contain right of return or price protection and have no post-delivery obligations.
Appropriate reserves are established for anticipated sales returns based on historical experience, recent gross sales and any notification of pending returns. The Company recognizes revenue when title to the product and risk of loss transfer to customers, provided there are no remaining performance obligations required of the Company or any written matters requiring customer acceptance. The Company allows for the return of product from direct customers in certain regions within fifteen days after the original sale and records estimated sales returns as a reduction of sales in the same period revenue is recognized. Sales return provisions are calculated based upon historical experience with actual returns. Actual sales returns in any future period are inherently uncertain and thus may differ from the estimates. If actual sales returns differ significantly from the estimates, an adjustment to revenue in the current or subsequent period would be recorded. To date, sales returns have been de minimis. The Company will continue to monitor sales return activity and will record an allowance for sales returns against accounts receivable if deemed material.
A portion of the Company’s revenue is generated from the sale of consigned inventory maintained at physician, hospital, and clinic locations. For these products, revenue is recognized at the time the Company is notified by the customer that the product has been implanted, not when the consigned products are delivered to the customer’s warehouse.
The Company has a limited warranty to distributors for the shelf life of the product, which is five years from the time of manufacture. Estimated warranty obligations are recorded at the time of sale. The Company also offers a warranty to patients in the event of rupture and a replacement program for capsular contracture events provided certain registration requirements are met. Revenue for extended warranties are recognized ratably over the term of the agreement. To date, these warranty and program costs have been de minimis. The Company will continue to evaluate the warranty reserve policies for adequacy considering claims history.
Deferred revenue primarily consists of payments received in advance of meeting revenue recognition criteria. The Company has received payments from distributors to provide distribution exclusivity within a geographic area, and recognizes deferred revenue on a ratable basis over the term of such contractual distribution relationship. Additionally, the Company has received payments from customers in direct markets prior to surgical implantation, and recognizes deferred revenue at the time the Company is notified by the customer that the product has been implanted. For all arrangements, any revenue that has been deferred and is expected to be recognized beyond one year is classified as long-term deferred revenue and included in “Other liabilities, long term” on the consolidated balance sheets.
Research and Development
Costs related to research and development activities are expensed as incurred. Research and development, or R&D, costs primarily include personnel costs, materials, clinical expenses, regulatory expenses, product development, consulting services, outside research activities, all of which are directly related to research and development activities.
Selling, General and Administrative Expenses
Selling, general and administrative expenses include sales and marketing costs, payroll and related benefit costs, insurance expenses, shipping and handling costs, legal and professional fees and administrative overhead.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization.
Depreciation of property and equipment is computed using the straight-line method over the assets’ estimated useful lives of five to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the asset or the remaining lease term after factoring expected renewal periods. Upon retirement or disposal of assets, the costs and related accumulated depreciation are eliminated from the accounts and any gain or loss is recognized in operations. Maintenance and repairs are expensed as incurred. Substantially all of the Company’s manufacturing operations and related property and equipment is located in Costa Rica.
Goodwill and Intangible Assets
The Company records the excess of the acquisition purchase price over the net fair value of the tangible and identifiable

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

intangible assets acquired and liabilities assumed as goodwill. In accordance with Accounting Standards Codification, or ASC, 350, Intangibles - Goodwill and Other, the Company tests goodwill for impairment annually during the fourth quarter of each year and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. In connection with the annual impairment test for goodwill, the Company elected the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the Company determines that it was more likely than not that the fair value of the reporting unit is less than its carrying amount, then the impairment test is performed. Consistent with the Company's assessment that it has only one reporting segment, the Company has determined that it has only one reporting unit and tests goodwill for impairment at the entity level using the two-step process required by ASC 350. In the first step, the Company compares the carrying amount of the reporting unit to the fair value of the enterprise. If the fair value of the enterprise exceeds the carrying value, goodwill is not considered impaired and no further testing is required. If the carrying value of the enterprise exceeds the fair value, goodwill is potentially impaired and the second step of the impairment test must be performed. In the second step, the Company compares the implied fair value of the goodwill, as defined by ASC 350, to its carrying amount to determine the impairment loss, if any.
The Company capitalizes certain costs related to intangible assets, such as patents and trademarks and records purchased intangible assets at their respective estimated fair values at the date of acquisition. Purchased finite-lived intangible assets are being amortized using the straight-line method over their remaining estimated useful lives, which range from two to fifteen years. The Company evaluates the remaining useful lives of intangible assets on a periodic basis to determine whether events or circumstances warrant a revision to the remaining estimated amortization period. The Company tests indefinite-lived intangible assets for impairment on at least an annual basis and whenever circumstances suggest the assets may be impaired. If indicators of impairment are present, the Company evaluates the carrying value of the intangible assets in relation to estimates of future undiscounted cash flows. The Company also evaluates the remaining useful life of an indefinite-lived intangible asset to determine whether events and circumstances continue to support an indefinite useful life.
During the years ended December 31, 2016 and 2017, there has been no impairment of goodwill or intangible assets based on the qualitative assessments performed by the Company. As of March 31, 2018, no triggering events have occurred which would indicate that the acquired intangible asset values may not be recoverable.
Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been impairment by comparing the anticipated undiscounted future net cash flows to the related asset group’s carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised value, depending on the nature of the asset. There were no impairment charges, or changes in estimated useful lives recorded during the years ended December 31, 2016 and 2017. As of March 31, 2018, no triggering events have occurred which would indicate that the acquired intangible asset values may not be recoverable.
Debt and Embedded Derivatives
The Company applies the accounting standards for derivatives and hedging and for distinguishing liabilities from equity when accounting for hybrid contracts. The Company accounts for convertible debt instruments when the Company has determined that the embedded conversion options should not be bifurcated from their host instruments in accordance with ASC 470-20 Debt with Conversion and Other Options. The Company records, when necessary, discounts to notes payable for the intrinsic value of conversion and other options embedded in debt instruments as a beneficial conversion option based upon the differences between the fair value of the underlying shares at the commitment date of the note transaction and the effective conversion price embedded in the note (see Note 6).
The Company uses option pricing valuation models to determine the fair value of embedded derivatives and records any change in fair value as a component of other income or expense in the consolidated statements of operations (see Note 5).
Debt Issuance Costs and Debt Discounts
Costs incurred in connection with the issuance of new debt are capitalized. Capitalizable debt issuance costs paid to third parties and debt discounts paid to creditors, net of amortization, are recorded as a reduction to the long-term debt balance on the consolidated balance sheets. Amortization expense on capitalized debt issuance costs and debt discounts

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

related to loans are calculated using the effective interest method over the term of the loan commitment, and is recorded as interest expense in the consolidated statements of operations.
Income Taxes
The Company records income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s consolidated financial statements or income tax returns. In estimating future tax consequences, expected future events, enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.
The Company operates in various tax jurisdictions and is subject to audit by various tax authorities.
The Company records uncertain tax positions based on a two-step process whereby (1) a determination is made as to whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Significant judgment is required in the identification of uncertain tax positions and in the estimation of penalties and interest on uncertain tax positions.
There were no material uncertain tax positions in fiscal 2016, 2017 and for the three months ended March 31, 2018.
Foreign Currency
The financial statements of the Company’s foreign subsidiaries whose functional currencies are the local currencies are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, stockholders’ equity at the historical rates of exchange, and income and expense amounts at the average exchange rate for the month. Translation adjustments resulting from the translation of the subsidiaries’ accounts are included in “Accumulated other comprehensive income (loss).” Transactions denominated in currencies other than the applicable functional currency are converted to the functional currency at the exchange rate on the transaction date. At period end, monetary assets and liabilities are remeasured to the functional currency using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses resulting from foreign currency transactions are included within “Other income (expense), net.”
Comprehensive Income (Loss)
The Company’s comprehensive income consists of net loss and foreign currency translation adjustments arising from the consolidation of the Company’s foreign subsidiaries.
Share-Based Compensation
The Company measures and recognizes compensation expense for all stock-based awards in accordance with the provisions of ASC 718, Stock Compensation. Stock-based awards granted include stock options and restricted stock awards, or RSAs. Share-based compensation expense for stock options and RSAs granted to employees is measured at the grant date based on the fair value of the awards and is recognized as an expense ratably on a straight-line basis over the requisite service period. The fair value of options to purchase ordinary shares granted to employees is estimated on the grant date using the Black-Scholes option valuation model.
The company accounts for stock options and RSAs issued to non-employees under ASC 505-50 Equity: Equity-Based Payments to Non-Employees, using the Black-Scholes option valuation model to value stock options. The fair value of such non-employee awards is remeasured at each quarter-end over the vesting period.
The calculation of share-based compensation expense requires that the company make assumptions and judgments about the variables used in the Black-Scholes model, including the expected term, expected volatility of the underlying common shares, risk-free interest rate and dividends.
The company has adopted ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, under which it will recognize forfeitures as they occur rather than applying a prospective forfeiture rate in advance (see Note 10).

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Net Income (Loss) Per Share
Basic net income (loss) per ordinary share is calculated by dividing the net income (loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net income (loss) per share is computed by dividing the net income (loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, any shares issuable upon the conversion of convertible notes payable, share warrants and share options and non-vested restricted stock units outstanding under the Company’s equity plan are potentially dilutive securities. Because the Company has reported a net loss in all periods presented, diluted net loss per ordinary share is the same as basic net loss per ordinary share for those periods because including the dilutive securities would be anti-dilutive.
Recent Accounting Standards
The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. The Company intends to take advantage of certain exemptions from various public company reporting requirements including following private company effective dates for new or revised accounting standards.
The following recent accounting pronouncements issued by the Financial Accounting Standards Board, or the FASB, could have a material effect on our financial statements:
Recently Adopted Accounting Standards
In May 2017, the FASB issued ASU 2017-09, Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting. This ASU provides amendments to the current guidance on determining which changes to the terms and conditions of share-based payment awards require the application of modification accounting. The effects of a modification should be accounted for unless there are no changes between the fair value, vesting conditions, and classification of the modified award and the original award immediately before the original award is modified. ASU 2017-09 became effective for non-public business entities for annual periods, including interim periods within those annual periods, beginning after December 15, 2017. The adoption of this ASU did not have a material impact on the financial statements.
Recently Issued Accounting Standards
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 provides two methods of retrospective application. The first method would require the Company to apply ASU 2014-09 to each prior reporting period presented. The second method would require the Company to retrospectively apply ASU 2014-09 with the cumulative effect recognized at the date of initial application. ASU 2014-09 is effective for non-public business entities beginning in fiscal 2019 as a result of ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” which was issued by the FASB in August 2015 and extended the original effective date by one year. In 2016, the FASB issued additional updates to the new revenue standard relating to reporting revenue on a gross versus net basis, identifying performance obligations and licensing arrangements, and narrow-scope improvements and practical expedients, respectively. The effective date of this additional update is the same as that of ASU 2014-09. The Company is currently evaluating the impact of adopting the available methodologies of ASU 2014-09 and the related updated revenue recognition guidance upon its financial statements in future reporting periods. The Company has not yet selected a transition method. The Company is in the process of evaluating the new standard against its existing accounting policies, including the timing of revenue recognition, and its contracts with customers to determine the effect the guidance will have on its financial statements and what changes to systems and controls may be warranted.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease,

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of their classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases today. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective for non-public business entities for fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2020.Early adoption is permitted. The Company is currently evaluating the effects, if any, that the adoption of this guidance will have on its consolidated financial statements.
In May 2017, the FASB issued ASU 2017-09, Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting. This ASU provides amendments to the current guidance on determining which changes to the terms and conditions of share-based payment awards require the application of modification accounting. The effects of a modification should be accounted for unless there are no changes between the fair value, vesting conditions, and classification of the modified award and the original award immediately before the original award is modified. ASU 2017-09 is effective for non-public business entities for annual periods, including interim periods within those annual periods, beginning after December 15, 2017, with early adoption permitted. The adoption of this ASU is not expected to have a material impact on the financial statements.
3.     Balance Sheet Accounts
Inventory

	December 31, 2017	March 31, 2018
	(in thousands)
Raw materials	$1,978	$1,903
Work in process	1,132	1,186
Finished goods	10,063	9,563
	$13,173	$12,652

Property and Equipment, Net

	December 31, 2017	March 31, 2018
	(in thousands)
Machinery and equipment	$5,473	$5,704
Vehicles	353	353
Furniture and fixtures	2,110	2,213
Leasehold improvements	8,743	8,756
Total	16,679	17,026
Less: Accumulated depreciation and amortization	(3,179)	(3,663)
	$13,500	$13,363

Depreciation and amortization expense for the three months ended March 31, 2017 and 2018 was $0.2 million and $0.5 million, respectively. The Company entered into capital leases relating to equipment and vehicles and recorded the fair value of the lease payments on the initial contract date, and is amortizing the assets over the term of the leases. As

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

of December 31, 2017 and March 31, 2018, the gross asset value for capital lease assets was $1.3 million. Depreciation expense for assets under capital leases is de minimus.
In August 2015, the Company entered into a contract with the Zona Franca Coyol, S.A. to have them build a new manufacturing facility in Costa Rica. The construction of the new 27,900 square foot facility began in November 2015 and was finished during the first quarter of fiscal 2017. The construction costs were paid for by the Company. The Company has an option to purchase the title to the building for approximately $3.5 million and on May 11, 2016 the Company provided notice of the intent to exercise the purchase right and expects the transaction to complete by the end of 2018. Currently, the Company leases the building from Zona Franca Coyol, S.A. for approximately $28 thousand per month.
4.     Goodwill and Other Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from the acquisitions of entities accounted for using the acquisition method of accounting are recorded at the estimated fair value of the assets acquired. Purchased intangibles include certain patents and license rights, 510(k) authorization by the U.S. Food and Drug Administration, or FDA, to sell a medical device and other intangible assets.
The Company’s goodwill and most intangibles at March 31, 2018 are the result of acquisitions of certain assets formerly owned by VeriTeQ Corporation in November 2015 and Femiline AB in November 2017 and business acquisitions of Establishment Labs Brasil Productos para Saude Ltda. in January 2016, European Distribution Center Motiva BVBA in March 2016 and Motiva Implants France in September 2016 (see Note 11). Finite-lived intangibles are amortized over their estimated useful lives based on expected future benefit.
In addition to the intangibles acquired, the Company capitalized certain patent and license rights as identified intangibles based on patent and license rights agreements entered into over the past several years. Additionally, the Company capitalized certain software development costs associated with its development of a manufacturing software module, which the Company began amortizing in fiscal 2017 upon implementation of the software.
There were no changes in the carrying amount of goodwill during the three months ended March 31, 2018:

	Balance as of January 1, 2018	Additions	Accumulated Impairment Losses	Balance as of March 31, 2018
	(in thousands)
Goodwill	$465	$—	$—	$465

Only goodwill related to the 2017 acquisition is deductible for tax purposes (see Note 11).

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The carrying amounts of intangible assets as of December 31, 2017 were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Estimated Useful Lives
	(in thousands)			(in years)
Patents and license rights	$1,635	$(361)	$1,274	7-12
Customer relationships	1,304	(40)	1,264	10
510(k) authorization	567	(80)	487	15
Developed technology	62	(28)	34	10
Capitalized software development costs	98	(49)	49	2
Other	17	(15)	2	2-3
Capitalized patents and license rights not yet amortized	291	—	291
Total intangible assets, net	$3,974	$(573)	$3,401

The carrying amounts of these intangible assets as of March 31, 2018 were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Estimated Useful Lives
	(in thousands)			(in years)
Patents and license rights	$1,657	$(410)	$1,247	7-12
Customer relationships	1,304	(121)	1,183	10
510(k) authorization	567	(90)	477	15
Developed technology	62	(29)	33	10
Capitalized software development costs	98	(61)	37	2
Other	17	(15)	2	2-3
Capitalized patents and license rights not yet amortized	291	—	291
Total intangible assets, net	$3,996	$(726)	$3,270

The amortization expense associated with intangible assets was $0.2 million for the three months ended March 31, 2017 and 2018. In fiscal 2017, all amortization expense was recorded in cost of revenue as non-product related amortization was de minimus. In fiscal 2018, non-product related amortization was recorded in selling, general and administrative expense.

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

As of March 31, 2018, the amortization expense related to identifiable intangible assets, with definite useful lives, in future periods is expected to be as follows:

Year Ending December 31,	(in thousands)
2018 (remaining)	$477
2019	551
2020	551
2021	511
2022	215
Thereafter	674
Total	$2,979

The Company evaluates the recoverability of goodwill and indefinite-lived intangible assets annually and whenever events or changes in circumstances indicate to us that the carrying amount may not be recoverable. As of March 31, 2018, no triggering events have occurred which would indicate that the acquired intangible asset values may not be recoverable.
5.    Fair Value Measurements
The carrying value of the Company’s cash, restricted cash, accounts receivable, accounts payable and short-term notes payable approximate fair value due to the short-term nature of these items. Based on the borrowing rates available to the Company for debt with similar terms and consideration of default and credit risk, the carrying value of the related-party notes payable approximates its fair value. Warrants and put and call options that qualify for liability treatment are carried at fair value and re-measured at each reporting period.
Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.
The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

▪	Level I Unadjusted quoted prices in active markets for identical assets or liabilities;

▪
Level II    Inputs other than quoted prices included within Level I that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

▪	Level III Unobservable inputs that are supported by little or no market activity for the related assets or liabilities.
The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy at period end:

	Fair Value Measurements at December 31, 2017
	Total	Level 1	Level 2	Level 3
	(in thousands)
Liabilities
Madryn put option liability	$20,302	$—	$—	$20,302
Madryn call option liability	360	—	—	360
Acquisition-related contingent consideration	964	—	—	964
	$21,626	$—	$—	$21,626

	Fair Value Measurements at March 31, 2018
	Total	Level 1	Level 2	Level 3
	(in thousands)
Liabilities
Madryn put option liability	$21,744	$—	$—	$21,744
Madryn call option liability	223	—	—	223
Acquisition-related contingent consideration	1,327	—	—	1,327
	$23,294	$—	$—	$23,294

The fair value measurement of derivatives and contingent consideration related to the business acquisition completed in fiscal 2017 is based on significant inputs not observed in the market and thus represents a Level 3 measurement.
In August, 2017 the Company entered into a credit agreement, or the Madryn Credit Agreement, with Madryn Health Partners, LP, or Madryn, as administrative agent, and a syndicate of lenders (see Note 6). The Company determined that the Madryn Credit Agreement contained put options related to early redemption mandatory prepayment terms in case of change in control or an event of default and a call option related to voluntary repayment option. The Company valued these put options and the call option and allocated a fair value of $15.1 million for these identified embedded derivatives as a debt discount on the original commitment date. An additional $5.0 million debt discount was recorded on respective borrowing dates when the Company met the required milestones and borrowed an additional $10.0 million in the fourth quarter of fiscal 2017. The Company revalued the options as of each reporting period, and recorded the change in the fair value in the consolidated statement of operations as other income or expense.
Valuation of the embedded derivatives is complex and requires interest rate simulation, estimating the resultant bond valuation and the resultant pay-off to the option holder. The Company estimated the fair value of the embedded redemption options using the Binomial Lattice Model which is based on generalized binomial option pricing formula. The Binomial Option Pricing Model allows for the possibility of exercise before the end of the option’s life and considers future interest rates, volatility and other data with regards to the Company’s credit rating and credit spread.

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The Company used the following assumptions to value Madryn derivatives:
Put Option Liability (Madryn)

	December 31, 2017	March 31, 2018
Interest rate volatility	21.00%	21.00%
Market yield rate	12.50%	11.00%
Term (in years)	5.50	5.25
Dividend yield	—%	—%

Call Option Liability (Madryn)

	December 31, 2017	March 31, 2018
Interest rate volatility	21.00%	21.00%
Market yield rate	12.50%	11.00%
Term (in years)	5.50	5.25
Dividend yield	—%	—%

On November 17, 2017, the Company and Femiline AB and Johan Anderson, or the Seller, entered into an agreement to purchase certain assets from the Seller. The assets purchased included all existing inventory previously sold by the Company to the Seller, all customer relationships and a covenant not to compete. The aggregate purchase price for the assets purchased was 100,000 Class A Ordinary shares of the Company, contingently issuable upon achievement of specific milestones. Based on the valuation of the Company’s shares performed by a valuation specialist, the contingently issuable shares had an aggregate value of $1.0 million calculated as a product of contingently issuable shares and estimated fair value per share (see Note 11). As the ordinary shares are not publicly traded, the Company must estimate their fair value. The fair value of ordinary shares was determined on a periodic basis by the Company’s Board of Directors, with the assistance of an independent third-party valuation firm.
In order to assess the fair value of our ordinary shares, our business enterprise value, or BEV, is determined and then allocated to each element of our capital structure (ordinary shares, warrants and options). Our BEV is estimated using the income approach and the market approach. The discounted cash flow method, or DCF, estimates the enterprise value based on the estimated present value of future net cash flows the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. The estimated present value is calculated using a discount rate known as the weighted average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business. Under the market approach, the enterprise value is based on the multiples of comparable companies and transactions. The BEV is allocated using probability-weighted expected return method, or PWERM, which estimates the fair value of common shares based on an analysis of future values for the enterprise assuming various future outcomes.
As of December 31, 2017 and March 31, 2018, the short term and long term portions of contingent consideration liability were included in “Other liabilities, short term” and “Other liabilities, long term”, respectively.
The estimates are based, in part, on subjective assumptions and could differ materially in the future.

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

During the periods presented, the Company has not changed the manner in which it values liabilities that are measured at fair value using Level 3 inputs. The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the hierarchy during the year ended December 31, 2017 or three months ended March 31, 2018.
The fair value of the debt conversion feature liability includes the estimated volatility and risk free rate.  The higher/lower the estimated volatility, the higher/lower the value of the debt conversion feature liability. The higher/lower the risk free interest rate, the higher/lower the value of the debt conversion feature liability.
The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial instruments as follows:

	Warrant Liability	Acquisition-related Contingent Consideration	Put Option Liability (Madryn)	Call Option Liability (Madryn)
Balance at December 31, 2016	$3,983	$—	$—	$—
Change in fair value	373	—	—	—
Balance at March 31, 2017	$4,536	$—	$—	$—

Balance at December 31, 2017	$—	$964	$20,302	$360
Change in fair value	—	363	1,442	(137)
Balance at March 31, 2018	$—	$1,327	$21,744	$223

6.    Debt
Notes Payable Related Party
In August 2015, the Company entered into agreements with all of the Class Z redeemable convertible preferred shareholders to exchange their outstanding shares and accumulated dividends for notes payable with a principal balance of $4.2 million. Per the original agreement, the notes bear interest at a simple rate of 7% per annum with the interest payments due annually starting March 30, 2017 and a note maturity date of March 31, 2020. Annual payments are due based on achievement of certain annual sales milestones beginning in March 2017. In March, 2017, the Company modified the agreement to defer the interest payments for an additional period, which will be thirty days after the Company successfully completes its planned IPO. Upon the effectiveness of an IPO, the notes will become due and payable in full. During the three months ended March 31, 2017 and 2018, the Company recorded interest expense of $0.1 million, to accrue for interest due on the notes. The Company recorded notes payable related party on the balance sheet as follows:

	December 31, 2017	March 31, 2018
	(in thousands)
Principal	$4,218	$4,218
Accrued interest	703	776
Total principal and accrued interest at end of period	$4,921	$4,994

Related Party Convertible Notes Payable
In August 2015, the Company entered into a Note and Warrant Purchase Agreement, or the Note Agreement or the

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Notes, with CPH, a primary shareholder, to borrow up to $15.0 million. The Notes issued pursuant to the agreement bore interest at a simple rate of 10% per annum.
In January and July 2016, the Company amended the Note Agreement to increase the aggregate borrowing limit to $18.0 million and $19.8 million, respectively. In September 2016, the Company entered into an amended agreement with CPH to terminate the warrants originally issued in connection with the Notes, fix the conversion rate, and extend the maturity date.
The Notes contained usual and customary events of default upon the occurrence of certain events, such as nonpayment of amounts due under the credit agreement, violation of the restrictive covenants, violation of other contractual provisions, or a material adverse change in its business. The Notes also contained cross default provisions such that if the Company is in default under other credit agreements such that the principal amounts of those agreements can be accelerated, the Notes may also be determined to be in default. The Notes included customary administrative covenants, including a prohibition on declaring dividends, and includes certain financial maintenance and operating related covenants.
In connection with the Notes, the Company issued warrants for the purchase of ordinary shares to CPH and to Rockport Ventures, the placement agent. The estimated fair value of the warrants issued in August 2015 was determined to be $1.1 million, which was recorded as a debt discount and was being amortized using the effective interest rate method over the term of the Notes (see Note 9).
The Company determined that the Note Agreement contained several put options related to liquidity events or an event of default. The Company valued these put options, and allocated the fair value of $0.1 million for these identified embedded derivatives as a debt discount on the original commitment date in August 2015. The Company revalued the put options as of each reporting period, and recorded the change in the fair value in the consolidated statement of operations as other income or expense (see Note 5).
August 2017 Conversion
On August 24, 2017, CPH elected to convert the principal and the accrued interest outstanding under the Notes into 5,869,417 shares of the Company’s Class B ordinary shares. The related beneficial conversion feature liability was amortized into non-cash interest expense while the CPH put option liability expired upon the conversion of the notes.
There was no outstanding balance under the Notes as of December 31, 2017 or March 31, 2018.
Madryn Debt
On August 24, 2017 the Company entered into a credit agreement, or the Madryn Credit Agreement, with Madryn Health Partners, LP, or Madryn, as administrative agent, and a syndicate of lenders. The Madryn Credit Agreement provides for a credit facility for a maximum principal amount of $55.0 million, $30.0 million (Term A) of which became available upon signing. The final maturity date under the Madryn Credit Agreement is June 30, 2023.
The availability of the additional Term B and Term C commitments under the Madryn Credit Agreement, which are for an aggregate principal amount of up to $25 million, are subject to the Company achieving certain revenue milestones. The Company met some of these milestones and borrowed an additional $5.0 million (Term B-1) on October 31, 2017 and $5.0 million (Term B-2) on December 15, 2017 bringing up the total outstanding principal balance to $40.0 million as of December 31, 2017. As of June 15, 2018, we were eligible to draw down an additional $5.0 million (Term B-3) under the amended Credit Agreement, and an additional $10.0 million (Term C) may become available on June 30, 2020 if the required milestones for this tranche are achieved. The Company has not yet met the required milestones for the Term C tranche as of the date of the issuance of these interim financial statements. The availability of each tranche is also conditioned on the Company having advanced the maximum loan amount under each prior tranche.
In connection with the Madryn Credit Agreement, the Company and certain of its subsidiaries, granted a security interest in substantially all of the property of the Company and certain of its subsidiaries, including, without limitation, intellectual property, and pledges of certain shares of the Brazilian subsidiary and the Belgian subsidiary, subject to certain excluded collateral exceptions.
Borrowings under the Madryn Credit Agreement bear interest at a rate equal to 3-month LIBOR plus 11.0% per annum provided that no default has occurred. In an event of a default, the interest would increase by an additional 4.0% per

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

annum. The weighted average interest rate under the credit agreement was approximately 12.7% at March 31, 2018. The Company incurred $1.4 million in interest expense in connection with Madryn Credit Agreement in fiscal 2017 and $1.3 million during the three months ended March 31, 2018. No principal payments are due until 2021. Eight quarterly payments of 12.5% of the principal amounts borrowed under each tranche are due beginning September 30, 2021 and each quarter end through and including June 30, 2023.
The Company also determined that the Madryn Credit Agreement contained put options which are mandatory repayment provisions related to liquidity events or an event of default and a call option related to voluntary repayment option. The Company valued these put options and the call option, and allocated a fair value of $15.1 million for these identified embedded derivatives as a debt discount on the original commitment date in August 2017. An additional $5.0 million debt discount was recorded on respective borrowing dates when the Company met the required milestones and borrowed an additional $10.0 million in the fourth quarter of fiscal 2017. The Company revalues the options as of each reporting period, and records the change in the fair value in the consolidated statement of operations as other income or expense (see Note 5). The Company also incurred legal expenses of $1.3 million in the third quarter of fiscal 2017, which were recorded as a debt discount and are being amortized over the term of the Madryn Credit Agreement.
The Madryn Credit Agreement contains customary affirmative and negative covenants, including, but not limited to, restrictions on the ability to incur additional indebtedness, create liens, make certain investments, make restricted payments, enter into or undertake certain liquidations, mergers, consolidations or acquisitions and dispose of assets or subsidiaries. In addition, the Madryn Credit Agreement requires the Company to maintain minimum revenues and liquidity.
In January 2018, management made an assessment that the Company would likely default on the Madryn Credit Agreement due to its investment in our Brazilian subsidiary approaching the $5.0 million limit. The Company informed Madryn and the syndicate of lenders, or the Lenders, of the potential technical default event and started the process to obtain a forbearance agreement. The Company initially defaulted on the Madryn Credit Agreement on January 19, 2018 when it failed to put a Qualifying Control Agreement in place for certain bank deposit accounts and subsequently on February 28, 2018 when its investment in its Brazilian subsidiary exceeded the allowable $5.0 million threshold permitted under the Madryn Credit Agreement. As a result, the Company entered into a forbearance agreement with the Lenders, where the Lenders agreed to forebear from exercising certain rights and remedies through May 18, 2018 and subsequently through July 3, 2018 arising from certain disclosure and other technical defaults under the Madryn Credit Agreement, including those mentioned above with respect to our Brazilian subsidiary. In accordance with certain cure rights under the Madryn Credit Agreement and the forbearance agreement terms, the Company will use its best efforts to raise no less than $20.0 million of cash proceeds from equity issuances.  Furthermore, the forbearance agreement permits the limit of the amount of investment in the Brazilian subsidiary not to exceed an additional $5.0 million, and maintain the liquidity in accounts for which Madryn received a qualifying control agreement of no less than $2.0 million, while the Company provides periodic reports on all investments in the Brazilian subsidiary. The forbearance agreement also forbears the lenders from exercising certain rights and remedies in the event of our failure to provide the report and opinion of an independent certified public accountant free from any “going concern” qualifications for the fiscal year ended December 31, 2017.
Accordingly, the Company recorded the Madryn debt as a current liability on the consolidated balance sheet as of December 31, 2017. Effective June 15, 2018, Madryn Credit Agreement was amended to remove the restrictive covenants that resulted in the technical defaults which allowed the Company to reclassify the arrangement as long-term as of March 31, 2018.

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The Company recorded Madryn debt on the balance sheet as follows:

	December 31, 2017	March 31, 2018
	(in thousands)
Principal	$40,000	$40,000
Accrued interest	—	—
Total principal and accrued interest at end of period	40,000	40,000
Net unamortized debt discount and issuance costs	(20,833)	(20,092)
Net carrying value of Madryn debt	$19,167	$19,908

The Company granted Madryn the right to purchase up to $2.0 million of shares issued by the Company in the next succeeding eligible equity investment in the Company. The Company has completed qualified financings during the first half of 2018, and Madryn chose not to exercise their right to purchase shares in those financings. Under this agreement, to the extent the Company redeems or repurchases any shares from any holder, the Company shall offer to resell one half of the repurchased shares to Madryn at the same price paid by the Company to purchase or retire the shares. To the extent Madryn elects to purchase the repurchased shares, the amount paid by Madryn shall reduce the amount of investment available in the next eligible equity investment. The Company has not repurchased shares since August 2017.
7.     Commitments and Contingencies
Operating Leases
We lease certain facilities under various operating leases. Most of the lease agreements provide us with the option of renewing our leases at the end of the initial lease term, at fair market rates. In most cases, we expect that in the normal course of business, facility leases will be renewed or replaced by other leases.
Rent expense for the three months ended March 31, 2017 and 2018 was $0.2 million.
Future minimum lease payments under the operating leases as of March 31, 2018 are as follows:

Years Ending December 31,	Operating Leases
(in thousands)
2018 (remaining)	$557
2019	610
2020	580
2021	503
2022	524
Thereafter	2,056
$4,830

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Capital Lease
The Company entered into capital lease arrangements relating to software, equipment and vehicles. The lease period is from one to seven years. The repayments are made monthly with an interest rate ranging from 4% to 7% per year.
Future minimum lease payments under these capital leases as of March 31, 2018 are as follows:

Years Ending December 31,	Capital Leases
(in thousands)
2018 (remaining)	$248
2019	319
2020	227
2021	132
2022	34
Thereafter	—
960
Interest included in the above payments	(113)
Amount payable without interest	847
Short term minimum capital lease payments (included in accrued liabilities)	312
Long term minimum capital lease payments	$535

Contingencies
From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. There have been no contingent liabilities requiring accrual or disclosure at December 31, 2017 and March 31, 2018.
Indemnification
The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third-party with respect to the Company’s technology. The term of these indemnification agreements is generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future, but have not yet been made.
The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual.
The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements. No liability associated with such indemnifications has been recorded to date.

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

8.    Shareholders’ Equity (Deficit)
General
Under the Memorandum of Association and Articles of Association, or Articles, in effect as of December 31, 2017, the Company had authorized 84,050,000 common shares with a par value of $1.00 per share, 13,482,782 Class A ordinary shares with a par value of $1.00 per share, 7,723,848 Class B ordinary shares with a par value of $1.00 per share, 96,301 Class C ordinary shares with no par value, 1,539,359 Class D ordinary shares with no par value, 323,366 Class E ordinary shares with no par value and 357,143 Class F ordinary shares with no par value. In January 2018, the Company amended its Articles to authorize 1,250,000 Class G ordinary shares with no par value.
Common Shares
No common shares have been issued to date.
Ordinary Shares
As of December 31, 2017 and March 31, 2018, 15,743,705 and 15,992,593 shares, respectively, of ordinary shares were issued and 14,522,495 and 14,771,383 shares, respectively, were outstanding.
Class A and B
As of December 31, 2017 and March 31, 2018, 13,427,536 and 13,575,809 shares, respectively, of ordinary Class A and Class B shares were issued and 12,206,326 and 12,354,599 shares, respectively, were outstanding. Class A and Class B ordinary shares have a par value of $1.00 per share.
During the three months ended March 31, 2018, the Company issued restricted stock awards to employees and contractors. The Company records the awards as outstanding equity as they vest (see Note 10).
Ordinary Class A and B shares had the following rights as of December 31, 2017 and March 31, 2018:
Voting Rights. Each holder of the Company’s ordinary shares is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors.
Protective Provisions. As long as CPH TU, L.P. and its affiliates continue to hold at least 25% of the Class B Ordinary Shares, the Company cannot do the following without the consent of CPH TU, L.P.:

a.
liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event, as defined in the Memorandum and Articles of Association (“M&A”), or consent to any of the foregoing;

b.	amend, alter or repeal any provision of the Memorandum and the Articles;

c.
create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of shares unless the same ranks junior to the Class G Ordinary Shares, Class F Ordinary Shares, Class E Ordinary Shares, Class D Ordinary Shares, Class C Ordinary Shares, Class B Ordinary Shares and the Class A Ordinary Shares of the Company (with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption, or increase the authorized number of Ordinary Shares);

d.
create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed US$500,000, including any debt security issued for the financing of the construction or purchase of a new production facility, unless such debt security has received the prior approval of the Board, including at least one of the Investor Directors;

e.
create, or hold shares in any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or sell, transfer or otherwise dispose of any shares of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

f.	encumber or grant a security interest in any of the Company’s property (tangible or intangible) or business;

g.	grant an exclusive license for, or create a negative pledge for, all or substantially all of the Company’s intellectual property assets;

h.	authorize a non pro-rata Distribution;

i.	increase or decrease the authorized number of directors constituting the Board; or

j.	permit any subsidiary to do any of the foregoing.
Redemption. The ordinary shares may be redeemed by the Company at any time based on a resolution of the Board of Directors.
Dividends. Holders of the Company’s ordinary shares are entitled to receive dividends, if any, as may be declared from time to time by its Board of Directors out of legally available funds.
Liquidation. In the event of liquidation, dissolution or winding up, holders of its ordinary shares will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of its debts and other liabilities.
Class C, D, E, F and G
As of December 31, 2017 and March 31, 2018, 2,316,169 and 2,416,784 shares, respectively, of ordinary Class C, D, E, F and G shares were issued and outstanding. Class C, D, E, F and G shares have no par value.
In multiple closings during the first three months ended March 31, 2018, the Company issued an aggregate of $1.6 million of Class G ordinary shares at a purchase price of $16.00 per share to several investors. In connection with the issuance of these shares, the Company amended and restated its memorandum of association to increase the authorized shares of the Company to a total of 108,822,799 shares and to authorize 1,250,000 Class G shares.
The documents effecting the sale and issuance of these shares contain customary voting, registration, right of first refusal and co-sale rights.
Class C, D, E,F and G ordinary shares have the following rights:
Voting Rights. Each holder of the Company’s ordinary shares is entitled to one vote for each share on all matters submitted to a vote of the shareholders provided the holders of each class vote together with the holders of other classes of ordinary shares and not as a separate class.
Protective Provisions. As long as any Class D Ordinary Shares remain outstanding, the Company cannot (1) amend the preferences, rights or privileges of the Class D Ordinary Shares or (2) pay or declare a dividend or distribution without the consent of the holders of a majority of the Class D Ordinary Shares.
Price Adjustments for Future Equity Financings. Class F Ordinary Shares are entitled to a Price Adjustment in the event of an IPO of less than $15.00 per share or a private offering of less than $14.00 per share, subject to the terms and limitations as stated in the Articles. For private offerings of less than $14.00 per share, each Class F Ordinary Share shall convert into Common Shares equal to the quotient of $14.00 divided by the private offering price multiplied by 0.85. The Price Adjustment obligation terminates upon the closing of an IPO of not less than $35.0 million.
Redemption. The ordinary shares may be redeemed by the Company at any time based on a resolution of the Board of Directors.
Dividends. Holders of the Company’s ordinary shares are entitled to receive dividends, if any, as may be declared from time to time by its Board of Directors out of legally available funds.
Liquidation. In the event of liquidation, dissolution or winding up, holders of its ordinary shares will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of its debts and other liabilities.

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The Company had reserved ordinary shares for future issuances as follows:

	December 31, 2017	March 31, 2018
Warrants to purchase ordinary shares	145,000	145,000
Options to purchase ordinary shares	863,932	983,739
Remaining shares available under the 2015 Equity Incentive Plan	91,181	375,121
Shares issuable on vesting of restricted stock awards	585,056	433,031
Total	1,685,169	1,936,891

In January 2018, the Company increased the number of Class A shares reserved for 2015 Equity Incentive Plan by 400,000 shares to a new total of 2,650,000 shares.
9.    Warrants
CPH
In connection with the Notes issued to CPH in August 2015, the Company agreed to issue warrants to purchase ordinary shares to CPH and to Rockport Ventures, the placement agent for the Notes.
In March 2017, the Rockport Warrants were canceled and new warrants for the purchase of 145,000 Class B ordinary shares were issued to parties related to Rockport Ventures, with a fixed exercise price of $3.80 per share.
As of December 31, 2016, the Company has classified the fair value of these warrants as liabilities on the balance sheet due to the existence of certain cash settlement features that are not within the sole control of the Company and variable settlement provision that cause them to not be indexed to the Company’s own shares.
The value of the CPH warrants was estimated using the Black-Scholes valuation model which approximates a Lattice valuation model, and at issuance, the Company initially recorded the fair value of the warrants as a debt discount against the related loan balance in its consolidated balance sheet. The recorded value of the warrants is being amortized to interest expense over the estimated repayment term of the related loans. The value of the Rockport Ventures warrants was estimated using the Black Sholes valuation model which approximates a Lattice valuation model, and at issuance, the Company initially recorded the fair value of the warrants as a debt offering cost against the related loan balance in its balance sheet. The recorded value of the warrants is being amortized to interest expense using the straight-line method over the term of the related loans.
As of December 31, 2017 and March 31, 2018, the 145,000 warrants to purchase ordinary shares were outstanding and exercisable:

Warrant Holder	Issue Date	In Connection With	Warrant to Purchase	Shares	Exercise Price	Expiration Date
Rockport	3/3/2017	Loan agreement	Ordinary	145,000	$3.80	8/28/2022

In July 2017, the Company early adopted ASU 2017-11,Earnings Per Share (Topic 260); Distinguishing Liabilities From Equity (Topic 480); Derivatives And Hedging (Topic 815): (Part I) Accounting For Certain Financial Instruments With Down Round Features, (Part Ii) Replacement Of The Indefinite Deferral For Mandatorily Redeemable Financial Instruments Of Certain Nonpublic Entities And Certain Mandatorily Redeemable Noncontrolling Interests With A Scope Exception. As a result, certain warrants that were previously classified as a liability due to an existence of down round

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

features became qualified to be classified as equity. The adoption of this standard resulted in $1.0 million reclassification of warrant liability into additional paid in capital as of July 1, 2017.
10.     Share-Based Compensation
In December 2015, the Board of Directors approved and adopted the 2015 Equity Incentive Plan, or 2015 Plan. Under the 2015 Plan, the Company may grant share options, equity appreciation rights, and restricted shares and restricted share units. Pursuant to the 2015 Plan, the Company has granted restricted stock awards, or RSAs, and stock options to Board of Directors, employees and consultants.
The 2015 Plan, as amended, reserves 2,650,000 Class A shares for issuance. If an award granted under the 2015 Plan expires, terminates, is unexercised, or is forfeited, or if any shares are surrendered in connection with an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the 2015 Plan.
During the three months ended March 31, the Company recorded the following share-based compensation expense for stock options and restricted stock awards:

	2017	2018
	(in thousands)
Sales, general and administrative	$370	$102
Research and development	752	641
Total	$1,122	$743

Stock Options

	Number of Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balances at December 31, 2016	793,451	$4.11	9.7	$3,309
Granted (weighted-average fair value of $5.18 per share)	189,982	9.81
Forfeited/canceled	(119,501)	4.11
Balances at December 31, 2017	863,932	$5.36	7.6	$4,199
Granted (weighted-average fair value of $5.86 per share)	248,128	10.19
Exercised	(106,248)	4.11
Forfeited/canceled	(22,073)	4.11
Balances at March 31, 2018	983,739	$6.74	9.0	$6,420

As of March 31, 2018, 346,572 options were vested and exercisable with weighted-average exercise price of $4.45 per share and a total aggregate intrinsic value of $3.1 million.
There were no exercises of stock options during the year ended December 31, 2017. During the three months ended March 31, 2018, 106,248 options were exercised at a price of $4.11 per share. Upon the exercise of stock options, the Company issued new Class A ordinary shares from its authorized shares.

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

At March 31, 2018, unrecognized compensation expense was $1.5 million related to stock options granted to employees and Board of Directors and $1.8 million related to stock options granted to consultants. The weighted-average period over which such compensation expense will be recognized is 3.0 years.
Stock Options Granted to Employees
Share-based compensation expense for employees is based on the grant date fair value. The Company recognizes compensation expense for all share-based awards on a straight-line basis over the requisite service period of the awards, which is generally the vesting term of four years. During the three months ended March 31, 2017 and 2018, the Company recognized $39,000 and $0.1 million, respectively, of stock-based compensation expense for stock options granted to employees.
The Company uses the Black-Scholes option valuation model to value options granted to employees and consultants, which requires the use of highly subjective assumptions to determine the fair value of share-based awards. The assumptions used in the Company’s option-pricing model represent management’s best estimates. These estimates are complex, involve a number of variables, uncertainties and assumptions and the application of management’s judgment. If factors change and different assumptions are used, the Company’s share-based compensation expense could be materially different in the future. The assumptions and estimates that the Company uses in the Black-Scholes model are as follows:

▪
Fair Value of Common Shares. As the ordinary shares are not publicly traded, the Company must estimate their fair value. The fair value of ordinary shares was determined on a periodic basis by the Company’s Board of Directors, with the assistance of an independent third-party valuation firm.  The Board of Directors intended all options granted to be exercisable at a price per share not less than the estimated per share fair value of the shares underlying those options on the date of grant.

▪
Risk-Free Interest Rate. The Company bases the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon issues with a term equivalent to that of the term of the options for each option group on the measurement date.

▪
Term. For employee stock options, the expected term represents the period that the Company’s share-based awards are expected to be outstanding. Because of the limitations on the sale or transfer of the Company’s shares as a privately held company, the Company does not believe its historical exercise pattern is indicative of the pattern it will experience as a publicly traded company. The Company has consequently used the Staff Accounting Bulletin 110, or SAB 110, simplified method to calculate the expected term of employee stock options, which is the average of the contractual term and vesting period. The Company plans to continue to use the SAB 110 simplified method until it has sufficient trading history as a publicly traded company. For consultant stock options, the term used is equal to the remaining contractual term on the measurement date.

▪
Volatility. The Company determines the price volatility based on the historical volatilities of industry peers as it has no trading history for its shares. Industry peers consist of several public companies in the medical device industry with comparable characteristics, including revenue growth, operating model and working capital requirements. The Company intends to continue to consistently apply this process using the same or a similar peer group of public companies until a sufficient amount of historical information regarding the volatility of its own shares becomes available, or unless circumstances change such that the identified peer companies are no longer similar, in which case other suitable peer companies whose common share prices are publicly available would be utilized in the calculation. The volatility is calculated based on the term on the measurement date.

▪
Dividend Yield. The expected dividend assumption is based on the Company’s current expectations about its anticipated dividend policy. The Company has no expectation that it will declare dividends on its ordinary shares, and therefore has used an expected dividend yield of zero.

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The Company did not grant any stock options to employees during fiscal 2017.
The fair value of stock options granted to employees during three months ended March 31, 2018 was estimated using the following assumptions:

March 31, 2018
Volatility	57%
Risk-free interest rate	2.71
Term (in years)	6.25
Dividend yield	0%

Stock Options Granted to Non-Employees
Stock-based compensation expense related to stock options granted to nonemployees is recognized as the stock options are earned using an accelerated attribution method. The Company believes that the estimated fair value of the stock options is more readily measurable than the fair value of the services rendered. For the three months ended March 31, 2017 and 2018, the Company recognized expense of $0.4 million and $0.5 million for stock options granted to consultants.
The fair value of stock options granted to consultants was estimated using the following assumptions:

	December 31, 2017	March 31, 2018
Volatility	59%	59%
Risk-free interest rate	2.4%	2.8%
Term (in years)	10	10
Dividend yield	0%	0%

Restricted Stock Awards
Each vested RSA entitles the holder to be issued one share of Class A ordinary shares. Restricted stock awards vest according to a vesting schedule determined by the Compensation Committee of the Company’s Board of Directors, generally over a one to four year period.

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The following table represents RSA activity for fiscal 2017 and fiscal 2018:

	Restricted Stock Awards	Weighted- Average Grant Date Fair Value
Outstanding unvested at December 31, 2016	454,154	$4.11
Granted	525,230	9.56
Vested	(197,978)	5.89
Forfeited/canceled	(196,350)	8.52
Outstanding unvested at December 31, 2017	585,056	8.57
Granted	—	7.57
Vested	(42,025)	5.57
Forfeited/canceled	(110,000)	9.60
Outstanding unvested at March 31, 2018	433,031	$7.09

The fair value of RSAs is the grant date market value of the Class A ordinary shares. The Company recognizes share-based compensation expense related to RSAs using a straight-line method over the vesting term of the awards. The fair value of RSAs that vested during during the three months ended March 31, 2017 and 2018, was $0.7 million and $0.1 million, which was calculated based on the market value of the Company’s ordinary shares on the applicable date of vesting.
As of March 31, 2018, we had unrecognized share-based compensation cost of approximately $4.4 million associated with unvested restricted stock awards. This cost is expected to be recognized over a weighted-average period of approximately 2.3 years.
11.    Business Combinations
Sweden
On November 17, 2017, the Company and Femiline AB and Johan Anderson, or the Seller, entered into an agreement to purchase certain assets from the Seller. The assets purchased included all existing inventory previously sold by the Company to the Seller, all customer relationships and a covenant not to compete. The aggregate purchase price for the assets purchased was 100,000 Class A Ordinary shares of the Company, contingently issuable upon achievement of specific milestones. Based on the valuation of the Company’s shares performed by a valuation specialist, the contingently issuable shares had an aggregate value of $1.0 million. The book value of the inventory at the time of the acquisition was approximately $0.7 million, which was revalued on the transaction date to be the estimated selling price less the cost to sell, which increased the fair value of the inventory to approximately $1.5 million.
Concurrently, the Company entered into a Separation Agreement with Novaform Ltd, or Novaform, and Pantelis Ioannou. In April 2015, Novaform had become a distributor for Establishment Labs S.A., wholly-owned subsidiary of the Company and subsequently sublicensed its distribution rights to Femiline AB. Under the Separation Agreement, Novaform agreed to relinquish the distribution rights back to the Company for $1.0 million in cash and 35,714 Class A ordinary shares. Based on the valuation of the Company’s shares performed by a valuation specialist, the fair value of the shares issued was $0.3 million.
This transaction will enable the Company to restructure its existing distribution network in Sweden, Denmark and Norway and initiate direct sales to customers in the region.

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The purchase price and allocation of purchase price were as follows:

Purchase Price:	(in thousands)
Cash consideration	$1,000
Fair market value of Class A ordinary shares issued	344
Contingent consideration	964
Cash paid for inventory	704
Total purchase price	$3,012

Allocation of Purchase Price:	(in thousands)
Inventory	$1,498
Customer relationships	1,280
Covenant not to compete	24
Goodwill	210
Total purchase price allocated	$3,012

As of December 31, 2017 and March 31, 2018, the consideration of $1.0 million to Novaform and $0.7 million to Femiline AB has not been paid and is included in “Accounts payable”.
Only the goodwill related to the 2017 acquisition is deductible for tax purposes.
12.    Net Income (Loss) Per Share
The following table summarizes the computation of basic and diluted net loss per share for the three months ended March 31:

	2017	2018
	(in thousands, except share and per share data)
Numerator:
Net loss	$(4,999)	$(6,530)
Denominator:
Weighted average ordinary shares	6,633,635	14,662,092
Net loss per share, basic and diluted	$(0.75)	$(0.45)

Basic net loss per share is computed by dividing the net loss by the weighted-average number of ordinary shares outstanding for the period. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of ordinary shares and dilutive ordinary share equivalents outstanding for the period, determined using the treasury-share method and the as-if converted method, for convertible securities, if inclusion of these is dilutive.

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Because the Company has reported a net loss in all periods presented, diluted net loss per ordinary share is the same as basic net loss per ordinary share for those periods because including the dilutive securities would be anti-dilutive.
The following potentially dilutive securities outstanding at the end of the periods presented have been excluded from the computation of diluted shares outstanding at March 31:

	2017	2018
Shares issuable on conversion of related party convertible notes payable	5,869,417	—
Options to purchase ordinary shares	765,056	983,739
Shares issuable on vesting of restricted stock awards	579,344	433,031
Warrants to purchase ordinary shares	726,074	145,000
Total	7,939,891	1,561,770

13.    Related Party Transactions
In August 2015, the Company entered into a Note and Warrant purchase agreement with CPH (see Note 6). On August 24, 2017, CPH elected to convert the principal and the accrued interest outstanding under the Notes into 5,869,417 shares of the Company’s Class B ordinary shares. There is no outstanding balance under the Note and Warrant purchase agreement as of December 31, 2017. CPH owns approximately 50.9% of the ordinary shares of the Company as of March 31, 2018.
In January 2017, the Company issued secured promissory notes to Mr. Chacon Quiros, the Company’s Chief Executive Officer and director, and to Crown Predator Holdings, LLC, a related party, in an aggregate principal amount of $1.2 million under existing note purchase, security and pledge agreements. These promissory notes were repaid by the Company in January 2017 and April 2017.
In August 2017, the Company entered into a credit agreement with Madryn and a syndicate of lenders to borrow up to $55.0 million (see Note 6). As of March 31, 2018, Madryn owns approximately 5.0% of the ordinary shares of the Company.
In August 2015, the Company entered into a Note Agreement with the former Class Z preferred shareholders to exchange the outstanding shares for notes payable in the aggregate principal amount of $4.3 million (see Note 6). The Class Z preferred shareholders are primarily the original founders of the Company.
During the three months ended March 31, 2017 and 2018, the Company recorded revenue of $0.2 million and $0.3 million, respectively, for product sales to Herramientas Medicas, S.A., a distribution company owned by a family member of the Chief Executive Officer of the Company. Accounts receivable owed to the Company from this distribution company amounted to approximately $0.1 million and $0.2 million as of December 31, 2017 and March 31, 2018, respectively.
In August 2016, the Company entered into note agreements to borrow $1.45 million for a period of 30 days from existing investors and executive officers of the Company. The interest rate on the notes is 10% per annum. These notes were repaid in 2016. In December 2016, the Company entered into a note agreement to borrow $0.2 million from executive officer of the Company. This note was repaid in 2017.
In September 2016, the Company acquired all of the outstanding and issued shares of Motiva Implants France, a French private company in exchange for $0.1 million in cash and the assumption of all assets and liabilities (see Note 11). The distribution company was previously owned by Olivier Tourniaire, our Vice President of Sales, Asia Pacific, Middle East and Africa, and a current shareholder of the Company.
In September 2016, the Company entered into a share repurchase agreement with Global Silicone SRL for the repurchase of 813,140 ordinary shares of the Company owned by Global Silicone SRL in exchange for $3.7 million. In

ESTABLISHMENT LABS HOLDINGS, INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

October 2016, the Company paid $2.0 million to Global Silicone SRL to repurchase 440,040 shares and the remaining $1.7 million was paid in April 2017. In July 2017, the Company paid $2.8 million to repurchase additional 406,570 Class A ordinary shares from Global Silicone SRL.
In May 2016, the Company entered into a scientific board advisory agreement with Dr. Manuel Enrique Chacon Quiros pursuant to which Dr. Chacon Quiros joined the Company’s Scientific Advisory Board, provides general scientific advice, and serves as a clinical investigator, among other services. In exchange for these services, Dr. Chacon Quiros was granted options to purchase 20,580 shares, vesting over four years in equal annual installments, provided that he continues to provide these services at such times. In September 2016, the Company entered into a separate agreement whereby Dr. Chacon Quiros will maintain his clinic in Costa Rica as a MotivaImagine Excellence Center and will host and train physicians in the use of the Company products in relevant procedures, among other services, in exchange for cash reimbursement of up to $4,500 per day that such services are rendered. Dr. Chacon Quiros is the brother of our Chief Executive Officer, Juan Jose Chacon Quiros. During the three months ended March 31, 2017 and 2018, the Company paid Dr. Chacon Quiros approximately $30,000 and $38,000, respectively, for services rendered.
During the March 31, 2018, the Company recorded revenue of approximately $40,000 for product sales to Motiva Netherlands BV, a distribution company owned by Erick Vogelanzeng, our Vice President of Sales, Europe. Accounts payable due to this distribution company amounted to zero as of December 31, 2017 and approximately $56,000 at March 31, 2018.
14.    Subsequent Events
The Company has reviewed and evaluated subsequent events that occurred through July 9, 2018 .
In multiple closings between April and June 2018, the Company issued an aggregate of $4.6 million of Class G ordinary shares at a purchase price of $16.00 per share to several investors. On May 17, 2018, the Company issued 625,000 shares of Class G-1 ordinary shares at a purchase price of $16.00 per share to entities affiliated with RTW Investments for an aggregate purchase price of $10.0 million. In connection with the issuance of these shares, the Company amended and restated its Articles to increase the authorized shares of the Company to a total of 109,447,799 shares and to authorize 625,000 Class G-1 shares.
On May 18, 2018, the Company’s wholly-owned subsidiary in Belgium entered into a lease agreement for an office rental for an approximate annual base lease amount of $0.2 million per year for a duration of nine years.
On June 1, 2018, the Company’s wholly-owned subsidiary in Costa Rica amended it’s lease agreement for one of the manufacturing facilities to extend the term of the agreement for an additional five years to expire in October, 2023.
Between April and July 9, 2018 , the Board of Directors approved grants of 81,500 shares of stock options and 90,301 of restricted stock awards under the current equity incentive plan. In June 2018, the Board also approved share options to purchase 303,000 common shares to certain of our directors and consultants pursuant to the 2018 Equity Incentive Plan, with a grant date on the effective date of the registration statement and with an exercise price equal to the initial public offering price.
On June 15, 2018, the Company amended Mardyn Credit Agreement to remove the restrictive covenants that resulted in the technical defaults in the first quarter of 2018. This allowed the Company to reclassify the Madryn debt as long-term as of March 31, 2018.

3,125,000 Shares

Common Shares

______________________________________________
PRELIMINARY PROSPECTUS
______________________________________________

Joint Book-Running Managers

Jefferies
Cowen

Lead Manager
BTIG

                       , 2018

Until                      , 2018 (25 days after the commencement of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount To Be Paid
SEC registration fee	$12,170
FINRA filing fee	15,163
Nasdaq Capital Market listing fee	80,000
Printing and engraving	125,000
Legal fees and expenses	500,000
Accounting fees and expenses	200,000
Transfer agent and registrar fees	10,000
Miscellaneous	257,667
Total	$1,200,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Registrant’s amended and restated memorandum and articles of association will provide for the indemnification of its directors against all losses or liabilities incurred or sustained by him or her as a director of the Registrant in defending any proceedings, whether civil, criminal, administrative or investigative in which the director acted honestly and in good faith with a view to the best interest of the company and had no reasonable cause to believe that their conduct was unlawful.
The Registrant’s policy is to enter into separate indemnification agreements with each of its directors and certain officers that provide the maximum indemnity allowed to directors and executive under British Virgin Islands law and also to provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.
These indemnification provisions and the indemnification agreements entered into between the Registrant and its directors and officers may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended, or the Securities Act.
The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.
ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.
Since January 1, 2015, we have issued and sold to third parties the securities listed below without registering the securities under the Securities Act. None of these transactions involved any public offering. All our securities were sold through private placement either (i) outside the United States or (ii) in the United States to a limited number of investors in transactions not involving any public offering. As discussed below, we believe that each issuance of these securities was exempt from, or not subject to, registration under the Securities Act, relying on Section 4(a)(2) (or Regulation D promulgated thereunder), Regulation S or Rule 701 of the Securities Act.

▪	In August 2015, all of the 7,364 outstanding Class Z preferred shares were exchanged for promissory notes issued by us to former Class Z preferred shareholders in the aggregate amount of $4.3 million.

▪
In August 2015, we entered into a note and warrant purchase agreement with CPH TU, LP, or CPH, and was issued a convertible promissory note in the principal amount of $10.0 million and an associated warrant. In January 2016, we amended the note and warrant purchase agreement to increase the aggregate borrowing limit and issued a second convertible promissory note in the principal amount of $3.0 million and an associated warrant. In March 2016, we issued a third convertible promissory note in the principal amount of $5.0 million and, in August 2015, upon further amendment of the note and warrant purchase agreement, we issued a fourth convertible promissory note in the principal amount of $1.8 million, along with an associated warrant. In September 2016, we amended the note and warrant purchase agreement in order to (1) fix the conversion ratio to $3.99 per share for the principal amounts, and $4.9143 per share for the interest amounts; (2) convert all outstanding interest accrued under the notes as of such date into a fifth convertible promissory note in the principal amount of $4.3 million; and (3) cancel all warrants previously issued to CPH.

▪
In connection with the convertible promissory notes and warrants issued to CPH pursuant to the note and warrant purchase agreement described above, we issued a warrant to purchase ordinary shares to Rockport Venture Securities, LLC, the placement agent for the notes. The number of shares for which such warrant may be exercised is determined by dividing an amount equal to 3% of the principal up to $15.0 million by a pre-determined ratio of the fully diluted shares outstanding on the date of conversion. The Rockport warrants were immediately exercisable and will expire seven years from the original issuance date.

▪
Pursuant to asset purchase agreement entered into with Magna Equities I, LLC, or Magna, in November 2015, we issued Magna 130,354 Class A ordinary shares as partial consideration for certain assets of VeriTeQ Corporation. In May 2016, we reached an agreement to repurchase the shares from Magna for $1.0 million.

▪
Pursuant to a share purchase agreement with EDC Motiva BVBA, or EDC, in March 2016, we acquired all of the outstanding and issued shares of EDC in exchange for the issuance of 18,000 Class A ordinary shares to Paul Brusseleers, the former sole shareholder of EDC Motiva BVBA. This issuance occurred in September 2016.

▪	In September 2016, we entered into a share repurchase agreement with Global Silicone SRL pursuant to which we repurchased 813,140 ordinary shares owned by Global Silicone SRL for $3.7 million.

▪
In September 2016, we entered into a credit agreement and guaranty with Perceptive Credit Holdings, L.P. In connection with this agreement, we borrowed $15.0 million, and issued a warrant to purchase 566,500 ordinary shares with an initial exercise price of $0.01 per share. Under certain conditions, we are obligated to repurchase the warrant for $5.9 million.

▪
In January 2017, we issued secured promissory notes to Mr. Chacon-Quiros, the Company’s Chief Executive Officer and director, and to CPH TU, LLP, a principal shareholder and related party, in an aggregate principal amount of $1.2 million under existing note purchase, security and pledge agreements.

▪	In January 2017, we issued an aggregate of $0.9 million of Class C ordinary shares at a purchase price of $9.53 per share to several investors.

▪
Between February 2017 and May 2017, we issued an aggregate of $17.4 million of Class D ordinary shares at a purchase price of $11.30 per share to several investors in multiple closings. The documents effecting the sale and issuance of these shares contain customary voting, registration, right of first refusal and co-sale rights.

▪	Between August 2017 and October 2017, we issued an aggregate of $4.5 million of Class E ordinary shares at a purchase price of $14.00 per share to several investors in multiple closings;

▪	Between August 2017 and October 2017, we issued an aggregate of $5 million of Class E ordinary shares at a purchase price of $14.00 per share to several investors in multiple closings;

▪	Between February 2018 and June 2018, we issued an aggregate of $6.2 million of Class G ordinary shares at a purchase price of $16.00 per share to several investors; and

▪	In May 2018, we issued an aggregate $10.0 million Class G-1 ordinary shares at a purchase price of $16.00 per share to entities affiliated with RTW Investments.
In addition, between August 2016 and July 2018, the board of directors granted 1,583,581 restricted Class A ordinary shares to employees and consultants and options to purchase 1,357,197 Class A ordinary shares to employees and consultants at an exercise price of between $4.11 and $10.19 per share. In June 2018, the board of directors also approved share options to purchase 303,000 common shares to certain of our directors and consultants pursuant to the 2018 Equity Incentive Plan, with a grant date on the effective date of the registration statement and with an exercise price equal to the initial public offering price. We believe that the issuance of these securities were exempt from registration under the Securities Act in reliance upon Regulation S or Rule 701 of the Securities Act as transactions pursuant to written compensatory plans or pursuant to a written contract relating to compensation. No underwriters were employed in connection with the foregoing option grants and restricted share unit awards.
ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)     Exhibits.
The Registrant filed the following exhibits as part of this registration statement.

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1#	Memorandum of Association of the Registrant, currently in effect, as amended on June 19, 2018.
3.2	Form of Memorandum and Articles of Association of the Registrant, to be in effect upon completion of the offering.
3.3#	Articles of Association of the Registrant, currently in effect, as amended on June 19, 2018.
4.2#	Amended and Restated Investors’ Rights Agreement by and between the Registrant and certain of its shareholders dated May 17, 2018.
4.3‡#
Second Amendment to Credit Agreement by and between the Registrant, certain of its subsidiaries and Madryn Health Partners, LP dated August 24, 2017, which amended and restated the Credit Agreement effective as of June 15, 2018.

4.4#	Security Agreement by and between ELSA, certain of its subsidiaries and Madryn Health Partners, LP dated August 24, 2017.
4.5#	Form of Promissory Note by and between the Registrant and former holders of Class Z preferred shares of the Registrant.
4.6#	First Amendment to Note and Warrant Purchase Agreement by and between the Registrant and CPH TU, LP, dated December 8, 2015.
4.7#	Second Amendment to Note and Warrant Purchase Agreement by and between the Registrant and CPH TU, LP, dated September 14, 2016.
5.1	Legal opinion of Conyers, Dill & Pearman.
10.1#	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
10.2+#	2015 Equity Incentive Plan, as adopted December 10, 2015, and the forms of equity agreements thereunder.
10.3+	2018 Equity Incentive Plan and the forms of equity agreements thereunder.
10.4+	2018 Employee Share Purchase Plan.
10.5+#	Consultancy Agreement by and between the Registrant and Salvador Dada Santos, dated July 1, 2016.
10.6+#	Employment Agreement by and between Registrant and Juan Jose Chacon Quiros, dated July 1, 2016.
10.7+#	Employment Agreement by and between ELSA and Salvador Dada Santos, dated July 1, 2016.
10.8+#	Employment Agreement by and between RD&S Produtos para Saude Ltda., and Eddie De Oliveira, dated January 28, 2016.
10.9#	Development, Supply & License Agreement by and between ELSA and AorTech International plc, dated December 13, 2011.
10.10#	OEM/PLM and Supply Agreement by and between ELSA and Black Tie Medical, Inc., dba Tulip Medical Products, dated July 31, 2016.
10.11#	Asset Purchase Agreement by and among the Registrant, JAMM Technologies, Inc., and Magna Equities I, LLC, dated November 6, 2015.
10.12‡#	Supply Agreement by and between Establishment Biotech, S.A. and NuSil Technology LLC, dated July 14, 2009.

10.13#	Exclusive Distribution Agreement by and between Registrant, Puregraft LLC and its parent, Bimini Technologies, LLC, dated September 7, 2016.
10.14#	Design, Architecture & Engineering, and Build-Out Construction Management Agreement by and between ELSA and Zona Franca Coyol, S.A., dated February 11, 2016.
10.15#	Lease Agreement by and between ELSA and Zona Franca Coyol, S.A., dated August 7, 2015.
10.16#	Lease Agreement by and between ELSA and Zona Franca Coyol, S.A., dated November 1, 2009, as amended on October 22, 2010, September 24, 2012 and August 7, 2015.
10.17#	Commercial Partnership Agreement by and between ELSA and Crisalix, S.A., dated May 15, 2016.
10.18#	Joint Invention Assignment Agreement by and between ELSA and Randolph Geissler, dated April 13, 2016.
10.19#	Manufacturing and Supply Agreement by and between ELSA and Apollo Endosurgery, Inc., dated December 5, 2014.
10.20#	Supply Agreement by and between ELSA and The Hospital Group Healthcare Ltd dated March 1, 2014.
21.1#	List of Subsidiaries of the Registrant.
23.1	Consent of Marcum LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Conyers, Dill & Pearman (included in Exhibit 5.1).
24.1#	Power of Attorney (included in page II-5 of this Registration Statement).

*	To be filed by amendment.

+	Indicates management contract or compensatory plan or arrangement.

‡	Portions omitted, or to be omitted, pursuant to a request for confidential treatment.

#	Previously filed .

(b)     Financial Statement Schedules.
All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.
ITEM 17. UNDERTAKINGS.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in San Jos é , Costa Rica on this 9th day of July, 2018.

ESTABLISHMENT LABS HOLDINGS INC.

By:	/s/ Juan Jose Chacon Quiros

Name:	Juan Jose Chacon Quiros
Title:	Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Juan Jose Chacon Quiros	President, Chief Executive Officer and Director (Principal Executive Officer)	July 9, 2018
Juan Jose Chacon Quiros
/s/ Renee Gaeta	Chief Financial Officer (Principal Financial and Accounting Officer) (Authorized Representative in the United States)	July 9, 2018
Renee Gaeta
*	Chairman of the Board of Directors	July 9, 2018
Nicholas Lewin
*	Director	July 9, 2018
Dennis Condon
*	Director	July 9, 2018
Lisa N. Colleran
*	Director	July 9, 2018
Ed Schutter
*	Director	July 9, 2018
David Hung, M.D.
*	Director	July 9, 2018
Allan Weinstein
*By: /s/ Juan Jose Chacon Quiros Juan Jose Chacon Quiros Attorney-in-fact